As filed with the Securities and Exchange Commission on October 18, 2012

Registration No. 333-183717

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT

UNDER SCHEDULE B

OF

THE SECURITIES ACT OF 1933

REPUBLIC OF THE PHILIPPINES

(Name of Registrant)

Name and Address of Authorized Representative in the United States:

Hon. Mario Lopez de Leon, Jr.

Consul General

Philippine Consulate General

556 Fifth Avenue

New York, New York 10036-5095

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

Jeffrey Cohen, Esq. Pamela Shores, Esq. Linklaters 10th Floor, Alexandra House 18 Chater Road Hong Kong SAR	Sung K. Kang, Esq. Robert K. Williams, Esq. c/o Cleary Gottlieb Steen & Hamilton LLP Bank of China Tower One Garden Road Hong Kong SAR

Approximate date of commencement of proposed sale to the public:    From time to time after the Registration Statement becomes effective.

The securities being registered herein are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Debt Securities and Warrants	$2,892,171,039	100%	$2,892,171,039	(3)

(1)	Estimated for purpose of determining the registration fee.
(2)	Exclusive of accrued interest, if any.
(3)	This Registration Statement carries forward $2,892,171,039 aggregate principal amount of debt securities and/or warrants covered by the Registrant’s Registration Statement No. 333-171038 filed on December 8, 2010.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the prospectus contained herein relates to debt securities and/or warrants having an aggregate principal amount of $2,892,171,039 registered under the Registrant’s Registration Statement No. 333-171038 under Schedule B and not previously sold in the United States for which the Registrant paid a registration fee of $295,314. This Registration Statement, which is a new Registration Statement, also constitutes Post-Effective Amendment No. 1 to Registration Statement No. 333-171038 and such post-effective amendment shall hereafter become effective concurrently with the effectiveness of this Registration Statement and in accordance with Section 8(c) of the Securities Act of 1933.

The information in this prospectus is not complete and may be changed. The Republic may not issue the securities offered in this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 18, 2012

Republic of the Philippines

$2,892,171,039

Debt Securities and/or

Warrants

The Republic will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to offer or sell securities unless accompanied by a supplement. The Republic may sell the securities directly, through agents designated from time to time or through underwriters. The names of any agents or underwriters will be provided in the applicable prospectus supplement.

You should not assume that information in this prospectus, any prospectus supplement or any document incorporated by reference in them is accurate as of any date other than its date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated                     .

CERTAIN DEFINED TERMS AND CONVENTIONS

Statistical information included in this prospectus is the latest official data publicly available at the date of this prospectus. Financial data provided in this prospectus may be subsequently revised in accordance with the Republic’s ongoing maintenance of its economic data, and that revised data will not be distributed by the Republic to any holder of the Republic’s securities. As used in this prospectus, the term “N/A” identifies statistical or financial data that is not available.

All references in this prospectus (a) to the “Republic” or the “Philippines” are to the Republic of the Philippines, (b) to the “Government” are to the national government of the Philippines and (c) to “Bangko Sentral” or “BSP” are to Bangko Sentral ng Pilipinas, the central bank of the Philippines.

“Government-owned corporations” or “Government-owned and controlled corporations” are corporations at least 51% of the capital stock of which is owned by the Government, directly or indirectly, through its instrumentalities.

The fiscal year of the Government commences on January 1 of each year and ends on December 31 of such year.

Unless otherwise indicated, all references in this prospectus to “Philippine Pesos,” “pesos” or “(Peso)” are to the lawful national currency of the Philippines, those to “dollars,” “U.S. dollars” or “$” are to the lawful currency of the United States of America and those to “euro” and “€” are to the currency introduced on January 1, 1999 at the start of the third stage on European Economic and Monetary Union. References to “SDR” are to Special Drawing Rights of the International Monetary Fund.

This prospectus contains translations of some peso amounts into U.S. dollars for the convenience of the reader. Unless otherwise specified, the translations were made at the exchange rate as stated in the Bangko Sentral Reference Exchange Rate Bulletin published by the Treasury Department of Bangko Sentral on the relevant date. No representation is made that the peso amounts actually represent the U.S. dollar amounts or could have been converted into U.S. dollars at the rates indicated, at any particular rate or at all.

Economists show Gross Domestic Product (“GDP”) and Gross National Income (“GNI”) in both current and constant market prices. GDP and GNI at current market prices value a country’s output using the actual prices for each year, whereas GDP and GNI at constant market prices (also referred to as “real” GDP and GNI) value output using the prices from a base year, thereby eliminating the distorting effects of inflation and deflation. In the first quarter of 2011, the standards under the Philippine System of National Accounts (“PSNA”) for the calculation of GDP and GNI (known as gross national product (“GNP”) prior to the 2011 revisions) were revised, changing the constant base year for these calculations from 1985 to 2000. The revision of the base year for GDP and GNI was part of a number of changes to the PSNA methodology, which also included changes to the Republic’s classification systems and the designation of economic categories and subcategories. See “Republic of the Philippines—GDP and Major Financial Indicators.” In this prospectus, unless otherwise specified, data has been presented on the basis of the PSNA standards as revised in 2011 and certain real GDP and GNI figures for years prior to the 2011 revisions have been restated based on the 2000 base year. As a result, these figures may be different from data previously reported by the Republic. Unless otherwise specified, GDP and GNI figures in this prospectus and any prospectus supplement are real GDP and GNI figures, respectively, using the year ended December 31, 2000 as the base year. Unless otherwise specified, growth figures for GDP and GNI in this prospectus and any prospectus supplement are period-on-period comparisons of real GDP and GNI, respectively, using the year ended December 31, 2000 as the base year.

Any discrepancies in the tables included herein between the amounts listed and the totals thereof are due to rounding.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus under “Republic of the Philippines” are forward looking. They include statements concerning, among others:

•	the Republic’s economic, business and political conditions and prospects;

•	the Republic’s financial stability;

•	the depreciation or appreciation of the peso;

•	changes in interest rates; and

•	governmental, statutory, regulatory or administrative initiatives.

Actual results may differ materially from those suggested by the forward-looking statements due to various factors. These factors include, but are not limited to:

•

adverse external factors, such as high international interest rates and recession or low growth in the Republic’s trading partners. High international interest rates could increase the Republic’s current account deficit and budgetary expenditures. Recession or low growth in the Republic’s trading partners could lead to fewer exports from the Republic and, indirectly, lower growth in the Republic;

•

instability or volatility in the international financial markets. This could lead to domestic volatility, making it more difficult for the Government to achieve its macroeconomic goals. This could also lead to declines in foreign direct and portfolio investment inflows;

•

adverse domestic factors, such as a decline in domestic savings and investment, increases in domestic inflation, high domestic interest rates and exchange rate volatility. Each of these factors could lead to lower growth or lower international reserves; and

•	other adverse factors, such as the recurrence of the outbreak of diseases such as severe acute respiratory syndrome and avian influenza, climatic or seismic events and political uncertainty.

DATA DISSEMINATION

The Republic is a subscriber to the International Monetary Fund’s Special Data Dissemination Standard (“SDDS”), which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released or the so-called “Advance Release Calendar.” For the Philippines, precise dates or “no-later-than dates” for the release of data under the SDDS are disseminated three months in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the Dissemination Standards Bulletin Board. The Internet website for the Philippines’ “Advance Release Calendar” and metadata is located at “http://dsbb.imf.org/Applications/web/sddsctycatarclist/?strcode=PHL.”

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, the net proceeds from sales of securities will be used for the general purposes of the Republic, including for budget support and to repay a portion of the Government’s borrowings.

PROSPECTUS SUMMARY

Republic of the Philippines

General

The Philippine archipelago has over 7,000 islands with a total land area of approximately 300,000 square kilometers. The islands are grouped into three geographic regions: Luzon, the largest island, in the north, covering an area of 141,395 square kilometers; Visayas in the central region, covering an area of 56,606 square kilometers; and Mindanao in the south, covering an area of 101,999 square kilometers. Manila is the Republic’s capital. As of the 2010 Census of Population and Housing (“2010 Census”) conducted by the National Statistics Office (the “NSO”), the Republic’s population was estimated at approximately 92.3 million.

Government and Politics

The Republic’s current constitution (the “Constitution”) was adopted by plebiscite in 1987. The ratification of the new Constitution in 1987 restored a presidential form of government consisting of three branches: executive, legislative and judiciary. Executive power is vested in the President, who is elected by direct popular vote and who may serve one term of six years. Legislative authority is vested in the Congress of the Philippines, which consists of the Senate and the House of Representatives. Judicial power is vested in the Supreme Court and in various lower courts.

President Benigno S. Aquino III was elected in May 2010, and he commenced serving his current six-year term on June 30, 2010. Mr. Aquino was a former member of the House of Representatives and the Senate prior to his election as President.

In his first State of the Nation Address on July 26, 2010, President Aquino discussed the new administration’s goal of improving the Republic’s fiscal deficit and outlined the following strategies for achieving this goal: (1) eradicating inefficient projects and wasteful uses of Government funds; (2) minimizing tax evasion to increase tax revenues; (3) funding public projects through partnerships with the private sector; and (4) streamlining governmental procedures to make them more efficient, reliable and business friendly. To support fiscal discipline, the President discussed certain proposed and recently enacted legislation, such as: (1) passing a fiscal responsibility bill to limit fiscal spending to appropriations that identify a specific source of funding; (2) passing an antitrust law to ensure fair competition for market participants; (3) amending the Government Procurement Reform Act of 2003 to ensure that all Government contracts undergo proper procedures; and (4) re-evaluating and eliminating certain fiscal incentives.

In addition, President Aquino cited two other areas of focus for his administration. First, he vowed to examine alleged wrongdoings committed by Government officials during the previous administration and hold accountable those who are found guilty. Second, stressing that peace and order are the foundation for growth and prosperity, President Aquino encouraged dialogue between the Government and the militant Communist Party of the Philippines (the “CPP”) and the Moro Islamic Liberation Front (the “MILF”) in an effort to resume peace talks with these groups.

On July 25, 2011, President Aquino delivered his second State of the Nation Address. The President highlighted the current administration’s efforts against corruption and abuses of power by Government officials, noting that the number of wasteful Government projects had been reduced. The President also noted that over the prior year, the Republic’s credit rating had been upgraded by Moody’s, Standard & Poor’s, Fitch and the Japan Credit Rating Agency. These upgrades enabled the Government to reduce its borrowing costs in 2011. The President also noted that the Philippine Stock Exchange composite index had recorded seven record highs in the previous 12 months.

On July 23, 2012, President Aquino delivered his third State of the Nation Address, during which he emphasized reforms that have cut wasteful spending on corrupt projects and held offenders accountable for their actions. He also noted the Republic’s eight recent upgrades in credit ratings and the 44 record highs of the Philippine Stock Exchange index. President Aquino highlighted improvements in poverty, healthcare and education and also noted the steadily declining unemployment rate. The decline has been driven by the creation of jobs in the business process outsourcing (“BPO”) sector, which contributed $11 billion to the Philippine economy in 2011. Airport and road infrastructure improvement and tourism industry growth have also contributed to the decline in unemployment. Agricultural growth and development are priorities for the Republic. The President noted that after reducing the shortage of rice from 1.3 million metric tons in 2010 to an anticipated 500,000 metric tons in 2012, the Republic now aims to become a net exporter of rice in 2013.

President Aquino also noted the falling crime rate in his third State of the Nation Address. In 2011, there were 246,958 crimes recorded compared to over 500,000 crimes recorded in 2009. President Aquino informed the public that the Government is in the process of procuring 74,600 firearms for the police force. Previously, 45% of the police force did not have firearms. The Government is also modernizing the national defense force with new equipment and implementing a housing program for military personnel. Further, the President highlighted progress in peace talks with the MILF.

Economy

The Philippines has a mixed economy in which the Government is directly engaged in certain economic activities through Government-owned and controlled corporations (“GOCCs”) and Government financial institutions (“GFIs”). The Government actively encourages domestic and foreign private investment. The Philippines has undertaken liberalization of trade and investment in tandem with the deregulation of the financial system, foreign exchange liberalization, tax reforms, acceleration of privatization, enhancement of competition in the provision and operation of public utilities, and deregulation of the oil and power industries.

The three principal sectors of the Philippine economy are (i) service, (ii) industry and (iii) agriculture, hunting, forestry and fishing. The service sector accounted for 56.4% of GDP in 2011, including the subsectors of trade and repair of motor vehicles, motorcycles, personal and household goods (16.6% of GDP) and transport, storage and communications (7.5% of GDP). The industry sector accounted for 32.1% of GDP in 2011 and the agriculture, hunting, forestry and fishing sector accounted for 11.5%.

In 2011, GDP grew by 3.9% and GNI grew by 3.2%, compared to GDP growth of 7.6% and GNI growth of 8.2% in 2010. GDP growth in 2011 primarily resulted from growth of 5.1% in the service sector, including 9.3% growth in the real estate, renting and business activities subsector. GDP growth was also attributable to strong growth in private consumption expenditure, which was supported by limited inflation and improved labor market conditions. The slowed growth in net primary income, a measure included in GNI but excluded from GDP that represents an estimate of the amount of compensation of overseas Filipino workers (“OFWs”), as well as investment income of OFWs from their properties, was primarily responsible for the higher rate of GDP growth compared to the rate of GNI growth in 2011.

In the first six months of 2012, preliminary estimates indicate that GDP grew by 6.1% and GNI grew by 5.4%, compared to growth of 4.2% and 3.0%, respectively, in the first six months of 2011. The increases in the rate of GDP and GNI growth were primarily attributable to the global economic recovery, increased Government expenditures and the growth in remittances of OFWs. Consumer spending grew by 5.4% while Government final consumption expenditure grew by 12.3% in the first six months of 2012, compared to growth of 5.7% and a contraction of 4.6%, respectively, in the first six months of 2011. GDP and GNI growth in the first six months of 2012 was driven mainly by 7.8% growth in the service sector, but was partially offset by contractions of 3.1% in the fishing subsector and 8.4% in the mining and quarrying subsector. Net primary income grew by 3.1% in the first six months of 2012 relative to a contraction in net primary income of 0.6% in the corresponding period of 2011.

Beginning in the second half of 2007, the short-term funding markets in the United States experienced credit issues, leading to liquidity disruption in various markets. In particular, subprime mortgage loans in the United States experienced increased rates of delinquency, foreclosure and loss. These and other related events had a significant adverse impact on the global credit and financial markets as a whole, which included the bankruptcy filings by, and the acquisition, restructuring and nationalization of, certain financial institutions. Regulators in the United States, Europe and Asia took steps in response to the unprecedented conditions facing financial institutions in their jurisdictions. Against the backdrop of the global financial crisis, the Republic has experienced limited exposure to subprime assets and bankrupt financial institutions. Nonetheless, in 2008, the Republic experienced slower growth rates, a weakening of equity prices, a lower exchange rate for the peso against major currencies and increasing inflation. In 2009, the Republic’s economy began to exhibit indications of a recovery, although certain of the Republic’s economic recovery policies had yet to result in positive effects. The Government increased spending in an effort to stimulate the economy, which resulted in a higher fiscal deficit.

In 2010, the Republic continued its recovery despite an erratic economic recovery globally. In the second quarter of 2010, certain European nations experienced widening yields on their debt securities, triggering widespread restructuring and necessitating a financial bailout from other nations in the region. Along with most Asian and emerging markets, the Republic was largely spared the substantive effects of these events due to minimal trade and financial linkages with the affected nations, but the situation in Europe further highlighted the need for fiscal consolidation and more effective risk management by the Republic.

Foreign trade is important to the Philippine economy. In 2011, exports of goods as reported by the NSO were equal to 28.5% of the country’s GNI, and imports were equal to 37.0% of GNI. Total exports of goods as reported by the NSO were $48.3 billion in 2011 of which manufactured goods accounted for 81.4%. Electronics, machinery and transport equipment and garments have historically been the Republic’s leading manufactured exports.

In 2011, the overall balance of payments position of the Republic recorded a surplus of $10.2 billion, which was 28.9% lower than the $14.3 billion surplus recorded in 2010, reflecting the weaker performance of both the current and the capital and financial accounts. For the first three months of 2012, the overall balance of payments position of the Republic recorded a surplus of $1.2 billion, which was lower than the $3.5 billion overall surplus recorded in the first three months of 2011, as both the current and the capital and financial accounts had lower net inflows during the quarter.

On June 14, 2012, the Monetary Board of Bangko Sentral announced that it would maintain the overnight borrowing or reverse repurchase (“RRP”) and overnight lending or repurchase (“RP”) rates at 4.0% and 6.0%, respectively. However, on July 26, 2012, in response to the continued uncertainty in the global financial markets, the Monetary Board reduced both the RRP rate and RP rate by 0.25% to 3.75% and 5.75%, respectively.

The average interest rates for 91-day Treasury bills in the first six months of 2012 increased to 2.0% from an average of 1.4% in 2011, which was down from 3.7% in 2010 and 4.2% in 2009.

In the first nine months of 2012, the average exchange rate was (Peso)42.6 per U.S. dollar, compared to the full year averages of (Peso)43.3 in 2011, (Peso)45.1 in 2010 and (Peso)47.6 in 2009.

As of October 17, 2012 the Philippine Stock Exchange composite index closed at 5,438.4, compared to a close of 4,372.0 on December 29, 2011, 4,201.1 on December 30, 2010 and 3,052.7 on December 29, 2009.

As of March 31, 2012, the Republic’s outstanding external debt approved by Bangko Sentral was $62.9 billion, a 1.9% increase from the $61.7 billion recorded as of December 31, 2011. The increase was mainly due to $2.3 billion of new borrowings in excess of repayments as a result of increases in investment and business activities by both public and private sector entities escalated due to improving business sentiment. The increase was partially offset by: (a) negative foreign exchange revaluation adjustments ($0.83 billion) as the U.S. dollar recovered against other currencies, particularly the Japanese yen; and (b) higher domestic investment in Philippine debt ($0.28 billion). As of March 31, 2012, the Republic’s external debt-to-GDP ratio was 27.4%, compared with an external debt-to-GDP ratio of 29.5% as of March 31, 2011. Bangko Sentral is required to approve all public sector borrowings, subject to certain exceptions, in order to monitor the Republic’s external debt service burden and channel loan proceeds to priority projects in line with the Government’s development plans.

As of March 31, 2012, Bangko Sentral-approved medium- and long-term external debt amounted to approximately $55.5 billion. Approximately 49.5% of total Bangko Sentral-approved external debt (including short-term debt) was denominated in U.S. dollars while 25.1% was denominated in Japanese yen. Multi-currency loans from institutions such as the International Bank for Reconstruction and Development (the “World Bank”) and the Asian Development Bank (“ADB”) accounted for 18.5% of total Bangko Sentral-approved external debt.

Summary Economic Information of the Republic of the Philippines

	2007	2008	2009	2010	2011	2012(1)
	(Peso in billions, except as indicated)(2)
GDP (at then-current market prices)	6,892.7	7,720.9	8,026.1	9,003.5	9,735.5	2,420.0
GDP (at constant 2000 prices)	5,028.3	5,237.1	5,297.2	5,701.5	5,924.4	1,487.3
GDP per capita (in $ at then-current market prices)(3)	$1,684	$1,919	$1,851	$2,155	$2,395	$591
GDP growth rate (at constant 2000 prices)	6.6%	4.2%	1.2%	7.6%	3.9%	6.1	%(5)
Consumer Price Inflation rate(4)	2.9%	8.3%	4.1%	3.8%	4.8%	3.0	%(5)
Government surplus/(deficit) as % of GDP (at then-current market prices)	(0.2)%	(0.9)%	(3.7)%	(3.5)%	(2.0)%	(0.7	)%(6)
Government debt at end of period as a % of GDP (at then-current market prices)	53.9%	54.7%	54.8%	52.4%	50.9%	51.4%
Public sector borrowing requirement(7)	47.9	(90.2)	(329.8)	(379.0)	(223.9)	N/A
Consolidated public sector financial position(8)	30.8	31.2	(241.4)	(355.8)	(178.7)	N/A
Current account surplus/(deficit) as % of GDP	4.8%	2.1%	5.6%	4.5%	3.1%	1.6%
Overall balance of payments position at end of period as % of GDP(9)	5.7%	0.1%	3.8%	7.2%	4.5%	2.2%

	2007	2008	2009	2010	2011	2012
	(Peso in billions, end of period; except as indicated)(3)
Direct domestic debt of the Government(10)	2,201.2	2,414.4	2,470.0	2,718.2	2,873.4	3,050.1	(6)
Direct external debt of the Government(10)	$36.3	$38.1	$41.6	$45.6	$47.3	$48.4	(6)
Public sector domestic debt(11)	2,194.0	2,691.7	2,691.7	3,783.1	4,773.2	N/A
Public sector external debt(12) ($ billion)	38.0	40.6	43.2	46.2	47.6	48.3
Public sector external debt(12)	2,571.8	2,935.1	2,998.0	2,899.7	2,879.0	N/A
Unemployment rate (%)	7.3	7.4	7.5	7.3	7.0	7.0	(13)
Gross international reserves (in millions of dollars)(14)	$33,751	$37,551	$44,243	$62,373	$75,302	$81,878	(13)

Sources: National Statistics Office; National Statistical Coordination Board; Bureau of the Treasury; Department of Finance, Bangko Sentral.

Notes:

(1)	Preliminary data for the first three months of 2012, unless otherwise indicated.

(2)	Amounts in pesos have been translated to U.S. dollars using the average Bangko Sentral reference exchange rates for the applicable period.

(3)	Amounts in original currencies were translated to U.S. dollars or pesos, as applicable, using the Bangko Sentral reference exchange rates at the end of each applicable period.

(4)	The Government uses 2006 as the base year for CPI calculations. See “Republic of the Philippines—Prices, Employment and Wages—Inflation” for a more detailed discussion of CPI calculations.

(5)	Data for the first six months of 2012.

(6)	As of June 30, 2012.

(7)	Represents the aggregate deficit or surplus of the Government, the Central Bank-Board of Liquidation (the “CB-BOL”), the Oil Price Stabilization Fund and the 14 major GOCCs, the debt of which comprises virtually all the debt incurred by GOCCs (the “14 major GOCCs”).

(8)	Comprises the aggregate deficit or surplus of the Government, the CB-BOL’s accounts, the 14 major GOCCs, the Social Security System, the Government Service Insurance System, Bangko Sentral, the GFIs and local government units.

(9)	Overall balance of payments has been revised to reflect late reports, post-audit adjustments and final data from companies. See “Republic of the Philippines—Balance of Payments—Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(10)	Represents debt of the Government only, and does not include other public sector debt. Includes direct debt obligations of the Government, the proceeds of which are on-lent to GOCCs and other public sector entities, but excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government.

(11)	Represents debt of the Government, the 14 major GOCCs, the CB-BOL, Bangko Sentral and the GFIs.

(12)	Includes public sector debt, whether or not guaranteed by the Government.

(13)	As of September 30, 2012.

(14)	Comprises the holdings by Bangko Sentral of gold reserves, foreign investments, foreign exchange and SDRs, including Bangko Sentral’s reserve position in the International Monetary Fund.

REPUBLIC OF THE PHILIPPINES

History, Land and People

History

Spain governed the Philippines as a colony from 1521 until 1898. On June 12, 1898, during the Spanish-American War, the Filipinos declared their independence. The United States claimed sovereignty over the Philippines under the 1898 Treaty of Paris, which ended the Spanish-American War, and governed the Philippines as a colony until 1935, when the Philippines became a self-governing commonwealth. On July 4, 1946, the Philippines became an independent republic.

Geography and General Information

The Philippine archipelago, located in Southeast Asia, comprises over 7,000 islands and a total land area of approximately 300,000 square kilometers. The Republic groups the islands into three geographic regions: Luzon in the north, covering an area of 141,395 square kilometers, Visayas in the center, covering an area of 56,606 square kilometers, and Mindanao in the south, covering an area of 101,999 square kilometers. The Republic is also divided into 17 administrative regions.

REPUBLIC OF THE PHILIPPINES
WGS 1984 DATUM
1:9,000,000
CHINA
TAIWAN
BATANES
LUZON SEA
PHILIPPINE SEA
WEST PHILIPPINE SEA
BENHAM RISE REGION
ILOCOS NORTE
APAYAO
CAGAYAN
ABRA
KALINGA
ILOCOS SUR
MT. PROVINCE
IFUGAO
ISABELA
LA UNION
BENGUET
NUEVA VIZCAYA
QUIRINO
PANGASINAN
NUEVA ECIJA
AURORA
TARLAC
ZAMBALES
PAMPANGA
BULACAN
RIZAL
BATAAN
METRO MANILA
QUEZON
CAVITE
LAGUNA
CAMARINES NORTE
CATANDUANES
BATANGAS
CAMARINES SUR
MARINDUQUE
OCCIDENTAL MINDORO
ORIENTAL MINDORO
ALBAY
SORSOGON
ROMBLON
MASBATE
NORTHERN SAMAR
EASTERN SAMAR
SAMAR
AKLAN
CAPIZ
BILIRAN
ANTIQUE
ILOILO
LEYTE
NEGROS OCCIDENTAL
CEBU
SOUTHERN LEYTE
DINAGAT ISLANDS
GUIMARAS
PALAWAN
BOHOL
SURIGAO DEL NORTE
NEGROS ORIENTAL
SIQUIJOR
CAMIGUIN
AGUSAN DEL NORTE
SURIGAO DEL SUR
MISAMIS ORIENTAL
SULU SEA
KALAYAAN ISLAND GROUP
MISAMIS OCCIDENTAL
AGUSAN DEL SUR
ZAMBOANGA DEL NORTE
BUKIDNON
ZAMBOANGA DEL SUR
LANAO DEL NORTE
COMPOSTELA VALLEY
LANAO DEL SUR
ZAMBOANGA SIBUGAY
DAVAO DEL NORTE
NORTE COTABATO
DAVAO ORIENTAL
MAGUINDANAO
SULTAN KUDARAT
DAVAO DEL SUR
BASILAN
SOUTH COTABATO
SULU
SARANGANI
TAWI-TAWI
MINDANAO SEA
Sabah
BRUNEI
MALAYSIA
INDONESIA
CELEBES SEA
20°N
15°N
10°N
5°N
115°E
120°E
125°E

Note:	For a discussion of territorial disputes over certain islands in the West Philippine Sea, see “—Government—Territorial Dispute over the West Philippine Sea.”

In 2010, forests covered approximately 52.7% of the Philippines, and approximately 47.0% of the country was under agricultural cultivation. As of April 2012, approximately 33.0% of the workforce was employed in the agriculture sector. Agriculture, hunting, forestry and fishing provided approximately 8.4% of the Republic’s export earnings (including exports of agriculture-based products) in 2011. Although the Republic is a major exporter of certain agricultural products, manufactured goods comprise the most important category of the Republic’s exports, accounting for 84.2% of the Republic’s exports in 2011. Electronics, machinery and transport equipment and garments have historically been the Republic’s leading manufactured exports.

The Republic’s population was 92.3 million according to the 2010 Census. The Republic’s capital, Manila, located in Luzon, had an estimated population of 1.7 million in 2010. The cities of Manila, Pasay, Caloocan, Quezon, Mandaluyong, Las Piñas, Muntinlupa, Marikina, Pasig, Makati, Malabon, Valenzuela and Parañaque, together with four surrounding municipalities, make up the National Capital Region or Metro Manila. Metro Manila, the most populous of the administrative regions, had an estimated population of 11.9 million people in 2010, approximately 12.9% of the Republic’s population. The average growth rate of the population of the Republic from 1990 to 2010 was 2.1%. The growth rate from 1990 to 2000 was 2.3% and the corresponding figure for the period from 2000 to 2010 was 1.9%.

The Republic has a relatively young population, with more than 40% of the population under the age of 20 and a median age of 23.4, according to the 2010 Census. The following table shows the population of the Republic, by age group, according to the 2010 Census.

2010 HOUSEHOLD POPULATION BY AGE

Age group	Total household population	Percentage of total population in age group
Under 1	1,967,714	2.1%
1-4	8,263,934	9.0%
5-9	10,317,657	11.2%
10-14	10,168,219	11.0%
15-19	9,676,359	10.5%
20-24	8,370,398	9.1%
25-29	7,390,062	8.0%
30-34	6,744,028	7.3%
35-39	5,990,108	6.5%
40-44	5,450,679	5.9%
45-49	4,664,537	5.1%
50-54	3,883,630	4.2%
55-59	2,980,350	3.2%
60-64	2,224,105	2.4%
65-69	1,495,115	1.6%
70-74	1,140,951	1.2%
75-79	705,977	0.8%
80 and over	664,155	0.7%

Total	92,097,978	100.0%

Median Age	23.4

Source: National Statistics Office, 2010 Census

The majority of Filipinos have Malay ethnic origins. Filipino culture also includes strong Spanish, Chinese and American influences. Filipino is the national language, but English is the primary language used in business, government and education. The population speaks over 80 other dialects and languages, including Chinese and Spanish. As of 2008, the Republic’s literacy rate was 95.6%, ranking among the highest in Asia.

Christianity, primarily Roman Catholicism, is the predominant religion in the Philippines. A significant Muslim minority lives in Mindanao.

Government

Governmental Structure

Since 1935, the Republic has had three constitutions. The country adopted the current Constitution by plebiscite in February 1987 after Ferdinand Marcos, who had ruled for 20 years, was ousted a year earlier in favor of Corazon Aquino (who opposed Marcos in the 1986 presidential election) following a people’s uprising. The new Constitution restored a presidential form of government composed of three branches: executive, legislative and judicial.

The principal features of each branch are as follows:

•

Executive—The President, elected by popular vote for a single, six-year term, exercises executive power. If the President dies, becomes permanently disabled, is removed from office or resigns, the Vice President acts as President for the remainder of the term. If the Vice President cannot serve, the President of the Senate or, if he or she cannot serve, the Speaker of the House of Representatives acts as President until the election and qualification of a new President or Vice President. The person acting as President for any remaining term may, if elected, serve a six-year term as President.

•

Legislative—Congress, comprising the Senate and the House of Representatives, exercises the Republic’s legislative authority. The Constitution mandates a Senate of 24 members and a House of Representatives of not more than 250 members (excluding sectoral representatives), all elected by popular vote. Senators serve for a term of six years and members of the House of Representatives for a term of three years. Senate and House of Representatives seats are subject to two consecutive term and three consecutive term limits, respectively. The country held elections for 12 Senators and all members of the House of Representatives in May 2010.

•

Judicial—The Supreme Court and any lower courts established by law exercise the Republic’s judicial authority. The Republic’s court system is a multi-tiered system of courts of general jurisdiction that includes the Supreme Court and the Court of Appeals. Below these are the Regional Trial Courts, Metropolitan Trial Courts, Municipal Trial Courts and Municipal Circuit Trial Courts, which are all courts of original jurisdiction.

Special or administrative tribunals and quasi-courts also exercise judicial functions. Included in this category are constitutional commissions, the Sandiganbayan (a special court with jurisdiction over criminal and civil cases involving graft and corruption in the Government), the Court of Tax Appeals, the Shari’ah courts (which handle matters governed by Islamic law) and administrative agencies that handle specialized areas such as labor relations and securities regulation.

A Chief Justice and 14 Associate Justices constitute the Supreme Court, which supervises all lower courts and related personnel. The Supreme Court and the Court of Appeals may review decisions and rulings of lower courts and quasi-judicial tribunals. The President appoints each Supreme Court or Court of Appeals justice and lower court judge from at least three candidates nominated by the Judicial and Bar Council.

National Elections and Recent Political Developments

In January 2001, Gloria Macapagal-Arroyo, who was then the Vice President, became president after former President Joseph Estrada was subject to allegations of corruption, which culminated in impeachment proceedings, mass public protests in Manila, withdrawal of support by the military and his eventual resignation from office. Former President Estrada was arrested and charged with perjury and plunder and later sentenced to life imprisonment. In June 2004, Ms. Arroyo and Noli de Castro began six-year terms as President-elect and Vice President-elect, respectively, in a controversial election in which President Arroyo was accused of vote-rigging. President Arroyo unconditionally pardoned Mr. Estrada in 2007.

On November 23, 2009, the Republic suffered its worst instance of election-related violence when 57 people were killed in the province of Maguindanao in the Mindanao region. Various human rights groups condemned the mass killing, and in response, on December 4, 2009, then President Arroyo issued Proclamation No. 1959 declaring martial law in the province of Maguindanao. Proclamation No. 1959 was recalled on December 12, 2009, lifting the declaration of martial law.

On May 10, 2010, national elections were held for the positions of President, Vice President, 12 Senators, all members of the House of Representatives and most local government posts. On June 30, 2010, Benigno S. Aquino III, the son of Senator Benigno Aquino Jr. and former President Corazon Aquino, assumed office as President of the Republic. Former Makati City mayor Jejomar Binay assumed office as Vice President of the Republic. President Aquino is a member of the Liberal Party, whose members currently hold four of the 24 seats in the Senate and 84 of the 286 seats in the House of Representatives (including seats allotted for sectoral or partylist representatives), which together constitute the 15th Congress of the Republic. Members of the Lakas-KAMPI CMD party of former President Arroyo currently hold three of the 24 seats in the Senate and 33 of the 286 seats in the House of Representatives (including seats allotted for sectoral or partylist representatives). On May 13, 2013, the next congressional election will be held in respect of 12 Senate seats and the full House of Representatives.

In January 2011, President Aquino ordered the Department of Justice to investigate allegations of corruption within the Armed Forces of the Philippines (“AFP”) after retired Philippine Army Colonel George Rabusa testified in a Senate hearing that various AFP chiefs of staff had embezzled millions of pesos during their respective tenures. Colonel Rabusa specifically alleged that Angelo Reyes, former Chief of Staff of the AFP under former President Arroyo, illegally received (Peso)50 million as a “retirement gift” when he retired in 2001. These allegations followed earlier reports of military officials embezzling portions of soldiers’ salaries and a mutiny by a group of junior military officers in 2003 over alleged corruption in the AFP. Reyes committed suicide on February 8, 2011. On April 14, 2011, Colonel Rabusa filed complaints for plunder against three previous AFP chiefs of staff. On January 5, 2012, the Department of Justice indorsed the case against two of the three accused former AFP chiefs of staff to the Ombudsman for review and approval. These complaints remain pending.

On November 18, 2011, former President Arroyo was arrested on charges of electoral sabotage related to the 2007 Senate elections. At the time of her arrest, Mrs. Arroyo had been admitted to a hospital, claiming a rare bone disease. On November 15, 2011, Mrs. Arroyo attempted to leave the Philippines to receive medical treatment abroad, citing the Supreme Court of the Philippines’ decision granting her the right to leave the country. However, Government officials, on the strength of a watch list order, prevented her from departing. An arrest warrant was issued on November 18, 2011 by a lower court after the Philippine Commission on Elections filed charges alleging Mrs. Arroyo had ordered large-scale tampering with official election returns in the 2007 Senate elections, which helped win a seat in the Senate for one of her supporters. The Government’s case against Mrs. Arroyo for alleged electoral sabotage is now pending before the lower court. On July 16, 2012, Mrs. Arroyo was also charged with plunder by the Office of the Ombudsman for the alleged misuse of Philippine Charity Sweepstakes Office funds while serving as President. Mrs. Arroyo, who was released on bail on July 25, 2012, remains a member of the House of Representatives despite the charges pending against her.

On December 12, 2011, the House of Representatives impeached Renato Corona, Chief Justice of the Supreme Court of the Philippines. The impeachment followed a series of decisions by the Supreme Court that hindered the Government’s efforts to prevent former President Arroyo from leaving the Philippines for medical care. The impeachment complaint accused Mr. Corona of, among other charges, improperly issuing decisions that favored Mrs. Arroyo, including the decision to allow Mrs. Arroyo to leave the Philippines. The complaint also accused Mr. Corona of failing to disclose all of his properties, in violation of the rules applicable to all public officers requiring the declaration of their assets, liabilities and net worth. On May 29, 2012, the Senate voted to convict Mr. Corona. On August 24, 2012, President Aquino appointed Associate Justice Maria Lourdes Sereno as the new Chief Justice. Chief Justice Sereno is the first woman appointed to the position and can hold office for 18 years until she reaches the retirement age of 70.

Truth Commission

On July 30, 2010, President Aquino signed Executive Order No. 1, creating a truth commission primarily to “seek and find the truth on, and toward this end, investigate reports of graft and corruption committed by public officers and employees, their co-principals, accomplices and accessories from the private sector, if any, during the previous administration; and thereafter recommend the appropriate action or measures to be taken thereon.” On August 12, 2010, various members of the House of Representatives petitioned the Supreme Court to declare the order a violation of the constitutional doctrine of separation of powers between the executive and judicial branches. The Supreme Court declared the order unconstitutional on December 7, 2010.

Administrative Organization

As of December 31, 2009 the Republic had 17 administrative regions and 43,737 local government units. Local government units included 80 provinces, 137 cities, 1,497 municipalities (subdivisions of provinces) and 42,023 barangays. Highly urbanized cities function independently of any province, while other cities are subject to the administrative supervision of the provinces in which they are located.

The Government is organized primarily around the various departments and department-equivalent agencies of the executive branch, which implement the various programs and projects of the Government. The departments and department-equivalent agencies are grouped into the following five sectors.

Sector	Major Departments

Social services	Health; Education, Culture and Sports; Labor and Employment; Social Welfare and Development

Economic services	Agriculture; Agrarian Reform; Energy; Environment and Natural Resources; Tourism; Trade and Industry; Public Works and Highways; Transportation and Communications; Science and Technology

Defense	National Defense

General public services	Foreign Affairs; Finance; Budget and Management; Interior and Local Government; Justice; National Economic and Development Authority; Office of the Press Secretary; Autonomous Region of Muslim Mindanao; Cordillera Administrative Region

Constitutional offices	General Public Services (Elections, Audit, Civil Service, Public Order and Safety, Office of the Ombudsman); Social Services (Human Rights)

On December 9, 2010, President Aquino issued Executive Order No. 18, abolishing and discontinuing the operations of ten agencies under the Office of the President because of duplication of functions. These agencies include the Mindanao Development Council, Office of the North Luzon Quadrangle Area, Office of External Affairs, Minerals Development Council, the Presidential Anti-Smuggling Group, Presidential Anti-Graft Commission, Luzon Urban Beltway Super Region, Bicol River Basin Watershed Management Project, Office of the Presidential Adviser on Global Warming and Climate Change and the Office of the Presidential Adviser on New Government Centers. The abolition of these agencies took effect on December 30, 2010.

Government Corporations

The Government owns or controls a number of corporations that provide essential goods and services to the public and work with the private sector to encourage economic growth and development. Originally restricted to basic public services and national monopolies, the number of Government corporations grew from 13 in the 1930s to 301 by 1984.

As of December 31, 2011, there were approximately 158 Government-owned and/or Government-controlled corporations, including subsidiaries. The Government closely monitors 14 major non-financial Government corporations engaged in various major business activities by recording their individual contributions to the public sector deficit or surplus position and other financial indicators. These 14 corporations, referred to as the 14 major GOCCs, and their areas of activity are as follows:

Government Corporation	Business Activity

National Power Corporation (“NPC”)(1)	off-grid and island grid power generation and transmission

National Transmission Corporation (“Transco”)(1)	ownership of power transmission infrastructure

Power Sector Assets and Liabilities Management Corporation (“PSALM”)(1)	power generation and privatization of legacy NPC assets

National Electrification Administration	lending to electric cooperatives

Metropolitan Waterworks and Sewerage System	water utilities (Metro Manila and neighboring provinces); regulation of private concessionaires

Local Water Utilities Administration	lending to water utilities

Philippine Export Zone Authority	area development

National Food Authority	agriculture

National Irrigation Administration	agriculture

Philippine National Railways	transportation

Light Rail Transit Authority	transportation

Philippine Ports Authority	transportation

National Development Company	financing/investment

Philippine National Oil Company	energy exploration and development

National Housing Authority	housing

Home Guaranty Corporation	housing insurance

Note:

(1)	In accordance with the Electric Power Industry Reform Act of 2001 (the “EPIRA”), the Government reorganized the power sector among the NPC, and two new entities, PSALM and the Transco. PSALM, is in the process of privatizing the remaining NPC power generation assets. Transco, which is wholly owned by PSALM, is responsible for privatizing the electrical transmission system. For certain financial monitoring purposes, these three corporations are together treated as a single entity. See “Republic of the Philippines—Economy—Restructuring of the Electric Power Industry” for a more detailed discussion of EPIRA and the privatization of NPC’s assets.

GOCCs currently account for a significant proportion of the Republic’s domestic and external debt. Based on unaudited financial statements, as of December 31, 2011, the 14 major GOCCs listed above had aggregate domestic and external liabilities of approximately (Peso)1.5 trillion, which represents the majority of the liabilities owed by Government corporations.

The Government has in recent years implemented a general policy to improve the corporate governance and financial performance of GOCCs by encouraging adequate contribution by these GOCCs to the Government’s fiscal consolidation efforts, integrity, efficient and effective delivery of public services, sustainability, transparency and accountability. Further to its privatization strategies, the Government has also sought decreased intervention in the business affairs of other GOCCs in view of its policy objective for GOCCs to be self-sustaining; however, in certain instances, the Government supports the transactions of such corporations by acting as guarantor for obligations and providing such other assistance as it deems necessary and as may be allowable under law.

On June 6, 2011, President Aquino signed into law Republic Act No. 10149, known as the GOCC Governance Act of 2011 (the “GOCC Act”), which provides, among other things, for the standardization and rationalization of salaries and benefits of officials and employees of GOCCs. One of the main provisions of the GOCC Act created a Governance Commission for GOCCs (the “GOCC Commission”), with five members appointed from relevant Government agencies and the private sector. One of the GOCC Commission’s primary functions is to review and determine which GOCCs should be reorganized, merged, streamlined, abolished or privatized. This review is currently ongoing. In addition to the creation of the GOCC Commission, the GOCC Act also applies stricter standards for the retention of directors, officials and employees of GOCCs, requiring all directors of GOCCs to serve under one-year renewable terms with “fit and proper” performance-based reviews conducted prior to each renewal. The GOCC Act prohibits GOCCs from performing regulatory functions.

The Government also currently closely monitors the contribution to the public sector deficit or surplus, and other financial indicators, of three Governmental financial institutions that provide credit to enterprises in support of public policies. These include two specialized Government banks—the Development Bank of the Philippines and the Land Bank of the Philippines. For a description of the Development Bank and the Land Bank, see “—The Philippine Financial System—Structure of the Financial System.” The third Government financial institution, the Trade and Investment Development Corporation of the Philippines (formerly Philippine Export and Foreign Loan Guarantee Corporation), guarantees foreign currency loans to exporters and contractors. Based on unaudited financial statements, as of December 31, 2011, the three monitored Governmental financial institutions had aggregate domestic and external liabilities of (Peso)868 billion.

Aquino Administration Policy

In his State of the Nation Address on July 26, 2010, President Aquino announced his agenda for his six-year term in office. The President’s agenda includes the following goals:

•	eliminating corruption in the Government by improving accountability and actively undertaking the prosecution of abuses and wrongdoings;

•

eliminating the wasteful use of Government funds by the enactment of a zero-based approach to the budget, where appropriation amounts for Government agencies are not merely re-enacted with additions from year-to-year;

•	creation of jobs through fostering growth in industries;

•	encouraging public-private partnerships for infrastructure and other projects;

•	expanding the Philippine basic education cycle from seven to twelve years;

•	improving the delivery of basic health services to the poorest Filipinos;

•	completing the peace negotiation process with rebel groups in the Philippines; and

•	promoting reconciliation among opposing political movements.

Recent State of the Nation Addresses

On July 25, 2011, President Aquino delivered his second State of the Nation Address. President Aquino highlighted the current administration’s efforts against corruption and abuses of power by Government officials, noting that the number of wasteful Government projects had been reduced. The Republic also recorded a reduction in rice imports as a result of an increase in domestic rice production and the elimination of unnecessary stockpiling. Government programs also alleviated hunger and poverty among Filipino families in 2011; however, approximately 1.6 million impoverished families continue to receive Government assistance.

President Aquino also noted that over the prior year, the Republic’s credit rating had been upgraded by Moody’s, Standard & Poor’s, Fitch and the Japan Credit Rating Agency. These upgrades enabled the Government to reduce its borrowing costs in 2011. President Aquino also noted that the Philippine Stock Exchange composite index had recorded seven record highs in the previous 12 months. In addition, increased investor confidence in the energy sector was reflected in the participation of 140 companies in the bidding process for oil and gas sites as part of the 2011 Philippine Energy Contracting Round, compared to only 35 companies participating in 2006.

On July 23, 2012, President Aquino delivered his third State of the Nation Address, during which President Aquino emphasized reforms that have cut wasteful spending on corrupt projects and held offenders accountable for their actions. He also noted the Republic’s eight recent upgrades in credit ratings and the 44 record highs of the Philippine Stock Exchange index. President Aquino highlighted improvements in poverty, healthcare and education and also noted the steadily declining unemployment rate. The decline has been driven by the creation of jobs in the BPO sector, which contributed $11 billion to the Philippine economy in 2011. Airport and road infrastructure improvement and tourism industry growth have also contributed to the decline in unemployment. Agricultural growth and development are priorities for the Republic. After reducing the shortage of rice from 1.3 million metric tons in 2010 to an anticipated 500,000 metric tons in 2012 year, the Republic now aims to become a net exporter of rice in 2013.

President Aquino also noted the falling crime rate in his third State of the Nation Address. In 2011, there were 246,958 crimes recorded compared to over 500,000 crimes recorded in 2009. President Aquino informed the public that the Government is in the process of procuring 74,600 firearms for the police force. Previously, 45% of the police force did not have firearms. The Government is also modernizing the national defense force with new equipment and implementing a housing program for military personnel. Further, the President highlighted progress in peace talks with the MILF.

Philippine Development Plan

On May 28, 2011, the National Economic Development Authority (“NEDA”) unveiled the Government’s Philippine Development Plan for 2011 to 2016. The plan provides targets and strategies to build sustainable and inclusive growth, focusing on five key result areas: good governance and anti-corruption; human development and poverty reduction; economic development; security, justice and peace; and climate change adaptation and mitigation. To achieve these results, the plan emphasizes investments in infrastructure, transparency in Government and responsive governance, improved social services and social protection, enhanced competitiveness to generate employment and improved access to financing.

The Government has made progress towards realizing many of the plan’s policy objectives. In terms of increasing investment in infrastructure, as of June 2012, the NEDA had approved four key infrastructure projects to be developed through public-private partnerships representing a total of (Peso)89.2 billion. Further, the administration of President Aquino has agreed on a number of amendments to the implementing rules and regulations of the Build-Operate-and-Transfer Law to make the policy environment more conducive to potential private investors. To promote transparency, the Congress passed the GOCC Act to require fiscal discipline of GOCCs.

The Government has also improved social services by undertaking initiatives to increase enrollment and completion rates in primary education, increasing the enrollment rate in the universal healthcare program from 74% in 2010 to 82% in 2011, increasing socialized housing provisions and undertaking programs aimed at eradicating poverty in the Philippines.

To increase the competitiveness of the Philippines in the agricultural sector, the Government has provided farming assistance through the provision of irrigation facilities, extension services, service centers and product marketing programs and has implemented a food staples sufficiency program that aims to attain sufficiency in major food staples by 2013. In the industry and services sector, the Government has established an enhanced business name registration system, a business permit and licensing system, a Philippine business registry facility and enhanced automated cargo transfer systems.

Finally, President Aquino’s administration has implemented several measures to improve access to financing in the Philippines, including multiple initiatives aimed at expanding the loans available to growing micro-enterprises and small businesses.

Internal Conflict with Rebel Groups

For over 40 years, various rebel groups in the Republic have periodically fought against Government forces. The purported objective of many of these rebel groups is to effect the separation of the traditionally Muslim portions of Mindanao from the Republic. However, other groups such as the CPP are ostensibly focused on ideological objectives rather than territorial ambitions.

The original Muslim separatist group, the Moro National Liberation Front (the “MNLF”) has existed since at least the early 1970s and has splintered twice, leading to the formation of the MILF in 1976 and the Abu Sayyaf in 1991. Despite this fragmentation, the original MNLF persists to this day. However, armed conflict in recent years has primarily been between the Government and Abu Sayyaf, the MILF and communist rebels.

In 2003, the AFP launched sustained military offensives against the MILF and the Abu Sayyaf guerrilla group, which the Government held responsible for a series of bombings and raids in the southern region of Mindanao and elsewhere. Leaders of the MILF, which is today the largest Muslim separatist group in the Philippines, condemned the attacks and denied that they target civilians. The United States and the United Kingdom have issued advisories against travel to Mindanao, where rebel groups are most active.

The Moro National Liberation Front.     In 1996, the Government signed a Final Peace Agreement with the MNLF outlining a framework for the creation of an Autonomous Region in Muslim Mindanao (the “ARMM”). On April 20, 2010, a Memorandum of Understanding to continue working on the implementation of the 1996 Final Peace Agreement between the Government and the MNLF was signed in Tripoli, Libya, under which all the parties concerned agreed to undertake a process to monitor the implementation of the 1996 Peace Agreement and the security, governance and economic activities, including the delivery of social services, in the conflict-affected areas.

On June 2 and 3, 2010, exploratory talks between the Government and the MNLF concluded with the signing of the Declaration of Continuity for Peace Negotiation. The joint declaration contained major points on the continuing engagement by the Government and MNLF panels on the peace process with the goal of reaching a comprehensive compact. Meetings were held on February 22 and 23, 2011 in Saudi Arabia to explore ways of resolving the remaining issues blocking the full establishment of the ARMM. At meetings in Solo City, Indonesia in June 2012, the MNLF agreed to take part in the ARMM governance reforms of the Government. The Government continues to meet with the MNLF to discuss issues such as the implementation of livelihood programs in the North Cotabato area in Mindanao.

The Moro Islamic Liberation Front.     Peace negotiations between the Government and the MILF continue. The Government and the MILF held the twelfth round of exploratory talks, focusing on ancestral domain issues in Mindanao, on May 2 to 4, 2006 in Malaysia. The issue of the territorial definition of a proposed autonomous Bangsamoro (which is the historical name for the traditionally Muslim portions of Mindanao) remains a source of disagreement. In response to armed clashes between the Government and the MILF in late June and early July of 2006, representatives from the AFP, the Philippine National Police (the “PNP”) and the MILF entered into an agreement on July 11, 2006 establishing four demilitarized buffer zones in the Maguindanao province of southern Mindanao, to be jointly guarded by representatives from both the MILF and the Government.

Despite the ongoing peace talks between the Government and the MILF, there have been sporadic clashes in the southern part of the Philippines between Muslim fighters and Government armed forces. For example, on July 12, 2007, Islamic militants in Basilan, a province in Mindanao, killed 14 AFP marines, beheading ten of them.

On January 10, 2008, the Government announced its willingness to consider a constitutional amendment to adopt a federal system of government to address some of the MILF’s demands for greater autonomy for a Bangsamoro homeland. On July 16, 2008, the Government and the MILF drafted a Memorandum of Agreement on Ancestral Domains (“MOA-AD”), whereby a national plebiscite would be held six months after signing the MOA-AD to determine whether the Muslim regions in Mindanao would separate to form an autonomous state. Petitions were filed by various lawmakers in the Supreme Court to invalidate the MOA-AD on grounds of unconstitutionality, and on October 14, 2008, the Supreme Court rendered the MOA-AD null and void on the basis that it purports to be an amendment to the Constitution effected by persons who do not have the power to make constitutional amendments and usurps legislative powers that are vested in Congress.

In January 2009, then President Arroyo constituted a new Government panel to resume formal talks with the MILF, and also initiated informal discussions on the peace process with political leaders in Mindanao. On July 23, 2009, to expedite the resumption of formal discussions, the Government declared a suspension of all offensive military operations against the MILF, and on July 25, 2009, the MILF declared a similar suspension of military operations.

In September 2009, an International Contact Group, composed of representatives from the United Kingdom, Japan and Turkey, along with representatives of several non-governmental organizations, was formed to aid in brokering the resumption of talks between the MILF and the Government. On December 8 and 9, 2009, formal peace talks between the parties resumed in Kuala Lumpur, Malaysia, with members of the International Contact Group in attendance.

Upon his taking office in June 2010, President Aquino expressed his administration’s commitment to achieving a peaceful and just settlement of the ongoing conflicts in Mindanao. In July 2010, the administration of President Aquino constituted and appointed the Government Peace Negotiating Panel to continue the peace negotiations with the MILF. In addition, the administration has continued to utilize diplomatic channels to pursue negotiations through mediators such as the Government of Malaysia. Sporadic violence in the Mindanao region continues.

On January 1, 2011, a new AFP security plan called “Bayanihan” (meaning “spirit of unity”) took effect. Bayanihan replaced “Oplan Bantay Laya” (meaning “operation freedom watch”) launched in 2002. The new campaign focuses on non-combat operations targeted to eliminate poverty and other causes of rebellion, while pursuing peace talks with communist groups and the MILF. The plan is scheduled to remain in effect until 2016.

On January 14, 2011, the Government announced that formal peace talks with the MILF would resume for the first time since negotiations stalled in 2009. During those talks, held in February 2011 in Kuala Lumpur, the MILF submitted a “comprehensive compact” of proposals to the Government in an effort to conclude its demand for self-determination in Mindanao. Both sides agreed to retain an international peace monitoring team to uphold a ceasefire as negotiations continue. The Government and the MILF met again on August 22 and 23, 2011, during which meeting the Government submitted its counterproposal to the comprehensive compact submitted by the MILF. The MILF rejected this plan and stated that it would refuse to hold further direct talks with the Government until it agreed to discuss the MILF’s demand for an autonomous Muslim sub-state in the southern Philippines. On October 19, 2011, 19 AFP troops were killed in a firefight with MILF rebels in the southern province of Basilan. Despite this clash, the Government and the MILF resumed peace talks in early December 2011.

In April 2012, the Government and the MILF agreed to a set of principles to guide the substantive agenda of future negotiations and to work for the creation of a new autonomous political entity that will share power with the Government. On July 19, 2012, the Government concluded the twenty-ninth formal exploratory peace talks with the MILF. Over the course of the three days of talks, the two sides discussed the realization of a new autonomous political entity to replace the ARMM. Both sides agreed to hold further discussions in August 2012. In exploratory talks held from August 7 to 11, 2012, the Government and the MILF both organized their respective technical working groups on power sharing and wealth sharing. The technical working groups reached consensus on certain issues relating to power sharing, revenue generation and wealth generation. Both parties noted progress in the discussion of a framework agreement and agreed to hold further discussions.

On October 7, 2012, the Government and the MILF concluded the thirty-second exploratory peace talks with the release of a draft framework peace agreement (the “Framework Agreement”), which provides a framework for replacing the ARMM with Bangsamoro, a new autonomous political entity. The Framework Agreement defines the powers and structures of the new Bangsamoro entity and describes the principles, processes and mechanisms that will shape relations between the Government and Bangsamoro. The Framework Agreement provides that the new entity will, subject to certain limitations, have the power to levy taxes, borrow funds from foreign and domestic lenders and share in the revenues generated through the development of natural resources within its jurisdiction. The Framework Agreement reserves the powers of defence and security, foreign policy, monetary policy and coinage, citizenship, and naturalization to the Government. The Government and the MILF signed the Framework Agreement on October 15, 2012.

Abu Sayyaf.     In 2002, the United States and the European Union placed the Abu Sayyaf on their lists of “foreign terrorist organizations.” Moreover, the United States has in the past sent troops and military advisers to assist the AFP in its conflict with the Abu Sayyaf. In July 2002, the United States and the Republic entered into a sustained military cooperation agreement that provides for annual training exercises involving both Philippine and U.S. soldiers. In July 2005, U.S. and Philippine military forces launched a joint operation in Mindanao to capture the leader of the Abu Sayyaf. On December 6, 2007, 14 members of the Abu Sayyaf were convicted by a local court of the abductions of an American missionary couple and 18 others in a 2001 kidnapping during which an American missionary was killed.

In recent years, the Abu Sayyaf has appeared to abandon its ideological roots to become a purely criminal group engaged in kidnapping for ransom, extortion and other activities for financial gain. On September 29, 2009, two American soldiers and one Filipino soldier were killed in an explosion in the southern Philippine province of Sulu on Jolo Island in Mindanao, an area where the Abu Sayyaf has been active in the past. On January 12, 2011, four traveling merchants and a guide were killed when suspected Abu Sayyaf militants ambushed them in Basilan in Mindanao. The administration of President Aquino has reiterated the Government’s policy of not negotiating with terrorist organizations, including the Abu Sayyaf, and sustained AFP operations continue to weaken the organization. Over the course of 2011, joint AFP and PNP security efforts resulted in the neutralization of 106 Abu Sayyaf members, including 54 who were killed in combat, four who were caught in combat and 48 who were apprehended at check points or otherwise served with arrest warrants. The Government supplements its military operations with social initiatives that aim to eradicate the Abu Sayyaf’s support network in areas where the group has traditionally found safe haven. These joint civil-military efforts have included programs such as the Army Literacy Patrol System and the Community Assistance and Rural Empowerment through Social Services and Army Concern on Community Organizing for Development initiatives.

Despite these successes, sporadic fighting between the AFP and the Abu Sayyaf has continued. For example, on January 18, 2012, one soldier was killed when Government forces clashed with Abu Sayyaf militants in Basilan. Most recently, on July 12, 2012, six rubber tappers were killed and 27 others were wounded when they were ambushed by armed Abu Sayyaf militants in Tumahubong, Basilan.

Communists and Affiliated Groups.     The Philippines has experienced over 40 years of communist insurgency. In 2002, the United States and the European Union placed the CPP and the CPP’s armed affiliate, the New People’s Army (“NPA”), on their lists of “foreign terrorist organizations.” As a result, the United States and European governments have frozen financial accounts linked to these groups and restricted travel of CPP and NPA members in the United States and the European Union. The Government and the National Democratic Front (“NDF”), a political organization closely aligned with the CPP and NPA, have held three rounds of peace talks in Oslo, Norway, since February 2004. However, sporadic fighting between the NPA and AFP continues.

In early July 2006, members of the NDF requested the Government to resume peace talks and end the security operations against the NPA. NDF chairman, Luis Jalandoni, announced that members of the NDF had been dispatched to Norway for consultation with the Norwegian foreign ministry, which has been working as a mediator between the NDF and the Government for several years. On July 5, 2006, the Government encouraged exiled leaders of the CPP and the NDF to show goodwill by agreeing to an immediate ceasefire and dropping their condition to the resumption of the negotiations that the European Union and the United States delist the CPP and NPA as terrorist organizations. The Government stated that if the exiled leaders agreed to its proposals, it would grant them safe passage to return to the Philippines; however, the peace negotiations between the Government and the NDF were not resumed.

On July 14, 2006, then President Arroyo signed Executive Order No. 546, which directs the PNP and local officials to actively support the AFP in joint military and police operations against communist rebel groups, and in 2007, the AFP outlined a three-year strategy to end the communist insurgency by the end of then President Arroyo’s term in 2010. However, following the implementation of the strategy, the military was criticized for alleged human rights violations and on November 26, 2007, the UN Human Rights Council, following its investigation into the deaths and disappearances of certain leftist leaders in the Philippines, announced its conclusion that the AFP had killed those leftist activists as part of a campaign against communist insurgents. The UN Human Rights Council also concluded that the combat operations impeded the NDF’s and CPP’s willingness to participate in talks with the Government. In light of the criticism, in the latter part of then President Arroyo’s term, the AFP focused less on combat operations and more on information campaigns and development projects to counter civilian support for the NPA.

Although formal peace talks with communist-affiliated groups have been suspended since August 2004, the peace process has proceeded through “informal engagements” that are designed to allow both parties to speak informally and with no pre-agreed agenda. As a result of the informal talks that occurred from May 13 to 15, 2008 and November 28 to 30, 2008, the Government, the NDF and the NPA agreed to work towards the resumption of formal talks. The Government lifted the suspension of the Joint Agreement on Safety and Immunity Guarantees on July 17, 2009 to allow members of the NPA to prepare for meetings scheduled in August 2009 in Norway; however, these meetings were cancelled due to disagreements between the parties over additional NDF conditions to the resumption of talks.

On December 14, 2010, ten soldiers from the AFP were killed in a raid by suspected members of the NPA in Northern Samar province. The AFP has also stated that NPA members fired at AFP troops on December 23, 2010 in violation of a ceasefire agreement that was to be effective between the Government and the NPA from December 16, 2010 to January 3, 2011. An NPA spokesperson refuted the AFP’s claim and accused AFP troops of launching their own attacks in violation of the ceasefire.

Despite these and other sporadic incidents involving the NPA, President Aquino’s administration resumed peace talks with the NPA and the CPP from February 15 to 21, 2011 in Oslo, Norway. Having resumed negotiations after more than six years of hostilities, the two sides announced that they had made progress in the meetings and had agreed to continue discussions and negotiations with the goal of achieving a formal peace agreement by 2012. Negotiations again stalled in June 2011 due to the NDF’s unilateral refusal to engage in further talks until 13 of its agents are released from Government custody. Meanwhile, intermittent clashes continue, including an explosion from a landmine allegedly laid by the NPA that killed three AFP soldiers in late October 2011 and a firefight on December 16, 2011 in which five AFP soldiers were killed. On December 19, 2011, the CPP declared a ceasefire from December 31, 2011 to January 2, 2012, during which it pledged to refrain from further attacks on AFP soldiers. The Government had earlier declared a ceasefire from December 16, 2011 to January 2, 2012.

Under the administration of President Aquino, the Government remains open to the possibility of resuming the formal negotiations with the NDF, the NPA and the CPP at the appropriate time. The Government Negotiating Panel for Peace Talks has been reconstituted; however, the Government has indicated that the release from custody of the 13 NDF agents, as requested by the NDF, is unacceptable as a condition to resuming talks. The Government, through the Office of the Presidential Adviser on the Peace Process in coordination with concerned Government agencies, is simultaneously pursuing other modes of addressing the problems posed by rebel groups. These include implementing peace and development projects in conflict-affected communities to address the root causes of the insurgency; addressing human rights violations in relation to the conflict; implementing a formal agenda with respect to indigenous peoples; addressing the situation of internally displaced persons; enhancing the re-integration program for rebels returning to society; and laying an administrative framework for good governance in the ARMM. The Government has recently constructed farm-to-market roads, school buildings and electrical and water facilities in an effort to improve conditions in many of the conflict-affected communities.

International Relations

The Philippines places a high priority on expanding global trade through a multilateral framework of principles and rules that respect individual countries’ policy objectives and levels of economic development. The Republic’s participation in various international organizations, such as the World Trade Organization, the International Monetary Fund (“IMF”), the World Bank and the ADB, allows it to encourage liberalized trade and investment and to discuss global issues that affect the Republic’s economy.

The following table shows the Republic’s capital participation in, and loans obtained from, major international financial organizations.

MEMBERSHIP IN INTERNATIONAL FINANCIAL ORGANIZATIONS(1)

Name of Organization	Date of Admission	Subscribed	Capital Share	Capital Paid In	Loans Outstanding
	(in millions, except for percentages)
International Monetary Fund	December 27, 1945	SDR1,019.3	0.43%	SDR139.4	SDR0
International Bank for Reconstruction and Development	December 27, 1945	$684.4	0.43%	$48.9	$2,842.5	(2)
Asian Development Bank	December 22, 1966	$3,880	2.39%	$194.17	$5,223.4	(2)

Sources: IMF, World Bank, ADB and BTr.

Notes:

(1)	Data as of July 31, 2012, except as otherwise indicated.

(2)	As of June 30, 2012.

The Philippines also promotes its economic interests through membership in the following regional organizations:

•	The Association of Southeast Asian Nations (“ASEAN”);

•	ASEAN Free Trade Area;

•	South East Asia, New Zealand and Australia Central Banks;

•	South East Asian Central Banks;

•	Asia-Pacific Economic Cooperation (“APEC”); and

•	Executives Meeting of East Asia and Pacific Central Banks.

Relationship with the IMF

The IMF historically maintained relations with the Republic within the context of a regular IMF program monitoring arrangement and a subsequent post-program monitoring arrangement. Under its regular program monitoring arrangement, the IMF was allowed to influence the Republic’s fiscal policies through stabilization and structural adjustment programs. In contrast, the post-program monitoring arrangement involves program assessments based on a regular review of economic developments and policies rather than the attainment of specific quantitative targets and does not include a financing component.

In July 2007, after an official visit to the Republic, the IMF issued a statement highlighting improvements in the Philippine economy, particularly the substantial reduction in the fiscal deficit over the prior three years. The IMF noted the increased spending in infrastructure development and a strengthening of the financial sector, while explaining the need for continued efforts to increase tax collection and efficiency as the Government continues to move towards the goal of a balanced budget.

In June 2008, after a mission to the Republic, the IMF highlighted the twin challenges of a slowing global economy and escalating food and fuel prices that the Philippines faced along with its peer countries in Southeast Asia. The IMF noted that past fiscal and other reforms helped to mitigate the impact of these challenges on the economy, but stated that prudent macroeconomic policy management would be needed due to slower growth and the threat of high inflation, including measures to limit the deficit and increase tax revenue collections.

In February 2009, the IMF released its staff report on its Executive Board’s Article IV consultation with the Republic. Article IV consultations are annual bilateral discussions that the IMF holds with IMF member countries on economic developments and policies following a staff visit to collect economic and financial data. The discussions focused on the effects of the worsening economic environment and policies designed to manage associated near-term risks. The report noted that the Republic’s banks approached the crisis in a relatively strong position, but still faced significant challenges.

In November 2009, after a mission to the Republic, the IMF upgraded its growth forecast for the Republic’s GDP growth to 1.5% from a previous forecast of 1.0%. However, the IMF also expressed concern over the Republic’s inability to control spending and increase tax revenues, noting that the Republic’s budget deficit in 2009 was likely to breach projected levels.

In January 2010, the Executive Board of the IMF concluded its Article IV consultation with the Republic. In its report with respect to consultation, the IMF commended the Government for its sound economic policies in the face of the recent financial downturn, in particular citing the Government’s fiscal stimulus program in 2009 to address the economic crisis. The IMF expressed confidence that the Republic would continue on the path of economic recovery, mainly due to increasing private demand and expansion in OFW remittances. The IMF encouraged the Republic to further strengthen governance, the business environment and basic infrastructure to ensure continued economic growth.

In August 2010, the Republic commenced participation in the IMF’s Financial Transactions Plan, a currency exchange arrangement between the IMF and its members for the purpose of financing members’ borrowing needs. As of August 2011, six countries had drawn from funds IMF members, including the Republic, had contributed to the Plan. Approximately 54% of these funds were disbursed to European countries in an effort to address the financial crisis impacting the European economic zone.

In February 2011, the Executive Board of the IMF concluded its Article IV consultation with the Republic. In its report with respect to the consultation, the IMF found the Philippines’ overall economic environment to be positive, with economic growth in 2010 having been facilitated by supportive macroeconomic policies as well as strong private demand. The IMF found the near-term economic outlook to be generally positive, with growth expected to moderate slightly from the growth seen in 2010.

In July 2011, the IMF conducted a staff visit to the Republic in which IMF representatives met with local authorities and key local market players to discuss economic developments and identify areas of key risk and policy reform. The IMF found that the Republic continued to manage its recovery from the global financial crisis well, and that the near-term outlook for the Republic remained favorable. In July 2011, the Republic also increased its IMF SDR quota from SDR879.9 million to SDR1,019.3 million.

In October 2011, the Republic commenced participation in the IMF’s New Arrangements to Borrow (“NAB”), a set of credit arrangements between the IMF and member countries to be used by the IMF as its principal means to supplement its monetary resources. On October 6, 2011, the Monetary Board of the BSP approved a proposed call of SDR41.2 million (approximately $64.1 million) under the arrangements for the period from October to December 2011. No drawdowns have yet been made on the BSP’s commitment.

In December 2011, IMF staff visited the Republic. The visit included a series of technical meetings with Philippine authorities on policy issues, a site visit to Davao City as a sample locality to observe economic developments, and a conference on December 13, 2011, at which IMF staff discussed issues such as the effects of the global economy on the Republic and monetary policy.

In December 2011, the IMF also released the findings of a working paper it had commissioned to analyze the Republic’s GDP performance during the period from 1965 to 2008. The study revealed that the Philippines’ global ranking in terms of real GDP growth had risen to a high of 12th during the period from 1995 to 1999, but had since fallen to a low of 22nd during the period from 2005 to 2008. The IMF concluded that this decline resulted from a number of factors, including the lack of a sustained period of strong economic reforms, and that in order to increase its real GDP growth relative to its East Asian counterparts, the Republic would need to maintain macroeconomic stability, expand its fiscal space and redirect public spending to agriculture, infrastructure and research and development.

In February 2012, the Executive Board of the IMF concluded its Article IV consultation with the Republic. In its report with respect to the consultation, the IMF found the Republic’s overall near-term economic environment to be broadly favorable, partially as a result of prudent policies that have helped facilitate a strong recovery and business confidence.

From July 16 to 19, 2012, IMF staff again visited the Republic. The mission conducted a series of meetings with Government officials and private sector representatives and focused on recent economic developments. At the conclusion of the visit, IMF officials noted that macroeconomic conditions in the Republic remain generally sound.

World Bank Aid Package

On April 30, 2009, the World Bank announced the new Country Assistance Strategy for the Philippines for the years 2010 to 2012. The World Bank announced that, with the main goal of alleviating poverty, it would provide financial support of $700 million to $1.0 billion per year for the next three years, coupled with analytical and advisory support. The International Finance Corporation, the private sector financing arm of the World Bank, works with the World Bank on the strategy, focusing on infrastructure, agribusiness and the financial sector.

On October 22, 2010, following the conclusion of the annual World Bank–IMF meetings for 2010 in Washington, D.C., World Bank Country Director for the Philippines Bert Hofman, citing initiatives of the Aquino administration for poverty alleviation, announced that the World Bank would double its planned assistance package for 2011 from $650 million to approximately $1.3 billion to $1.5 billion. In support of the Government’s Conditional Cash Transfer Program, the World Bank approved the Pantawid Pamilyang Pilipino Program for health grants to poor households with children up to 14 years old and/or pregnant women, as well as for education grants to poor households with children aged 6 to 14. The increased assistance package has supported the first phase of the roll-out of this program, which aims to cover approximately 360,000 households from 2009 to 2013.

As of December 31, 2011 the Republic’s portfolio at the World Bank amounted to $1.8 billion for 25 active projects. Sectors benefiting from World Bank-supported projects include infrastructure, social protection, health, basic education, rural development and environment.

Asian Development Bank Aid Package

On July 9, 2009, the ADB announced a three-year economic assistance program for 2010 to 2012 of $2.8 billion. The assistance program is intended to support the recovery of the Philippine economy beginning in 2010, and is primarily focused on support for infrastructure and private sector development, natural resource management and mitigation of the effects of the global economic downturn on the Republic.

In September 2010, the ADB approved a $400 million loan to the Republic, with the proceeds to be used by the Government to provide assistance to the poor. In addition, the ADB made further plans to lend the Republic $1.86 billion from 2012 to 2014.

In 2011, the ADB approved two loans to the Republic, a $300 million loan for a judicial reform program and a $62 million loan for a project in road sector improvement and institutional development. The ADB also provided a $3 million grant to support emergency relief operations in Northern Mindanao in the wake of tropical storm “Sendong.”

Chiang Mai Initiative Multilateralization

On March 24, 2010, the Chiang Mai Initiative Multilateralization (“CMIM”), a reserve pooling arrangement designed to address short-term liquidity difficulties in the Southeast Asian region and supplement other existing international financing arrangements, came into effect. Under the CMIM, member countries of the ASEAN, as well as the People’s Republic of China (the “PRC”), the Hong Kong Special Administrative Region (“Hong Kong”), Japan and the Republic of Korea (together with ASEAN, the “ASEAN Plus Three”), are able to draw on the CMIM’s reserve pool up to a specified percentage of their contribution, with smaller countries able to draw higher proportionate amounts. The CMIM was originally conceptualized alongside the Chiang Mai Initiative, a bilateral currency swap arrangement established in 2000 to assist the ASEAN Plus Three in mitigating the impact of the 1997 Asian financial crisis and averting similar crises in the future. The total initial amount of the CMIM was $120.0 billion, with the PRC, Japan, the Republic of Korea and Hong Kong contributing approximately $96.0 billion and other members of ASEAN collectively contributing approximately $24.0 billion. At the 15th ASEAN Plus Three meeting held in Manila on May 3, 2012, the CMIM size was increased to $240 billion. The Republic, through the BSP, has contributed $9.1 billion to the CMIM. Under the CMIM, the Republic is able to borrow up to 2.5 times its contribution to the CMIM, or $22.8 billion.

Territorial Dispute over the West Philippine Sea

In the first eight months of 2011, tensions rose in relation to long-standing territorial disputes involving the Republic, other Southeast Asian nations (including Vietnam, Malaysia and Brunei) and China over certain islands in the West Philippine Sea, also known as the South China Sea. The increased tensions were brought about by allegations of more aggressive measures being taken by certain nations to assert their claims in these disputes. On July 20, 2011, representatives of the claimant nations, along with other members of ASEAN, met in Bali, Indonesia to discuss how to advance the negotiations with respect to the competing claims. At this meeting, these nations, including China, agreed on basic guidelines for adopting a code of conduct between nations in relation to the disputed areas. The Republic maintains that its claim over the disputed territories is supported by recognized principles of international law consistent with the United Nations Convention on the Law of the Sea.

The Republic reiterated its position in November 2011 during the ASEAN and East Asia summits in Bali, Indonesia, where China, the United States and representatives from a number of Asian countries were in attendance. The Republic also proposed a new peace plan for the disputed waters which it labeled the “Zone of Peace, Freedom, Friendship and Cooperation.” The plan aims to clearly define the territorial claims of different countries in the region and then to cooperate in respecting those parts of the region where certain countries have undisputed claims, leaving the disputed territories for later resolution. No agreement has been reached to implement this plan.

On April 8, 2012, during one of its regular maritime patrols, a Philippine Navy surveillance aircraft identified eight Chinese fishing vessels anchored inside and around Bajo de Masinloc (Scarborough Shoal), an area in the Municipality of Masinloc, Province of Zambales that the Republic regards as an integral part of its territory. The area is located 124 nautical miles west of Zambales and is within the Republic’s 200 nautical-mile Exclusive Economic Zone and the Philippine Continental Shelf. On April 10, 2012, the BRP Gregorio del Pilar dispatched an inspection team that reported that large amounts of illegally collected corals, clams and sharks were found in the compartments of the fishing vessels. The arrival of Chinese maritime surveillance vessels resulted in a standoff. Should the territorial dispute in the West Philippine Sea escalate or continue, the Republic’s interests in fishing, trade and offshore drilling may be adversely affected. Exports to China accounted for 12.7% of the Republic’s total exports in 2011 and imports of goods from China accounted for 10.1% of the Republic’s total imports in 2011. In addition, the Republic meets a significant amount of its steel requirements from Chinese imports. Should tensions with China escalate due to the dispute in the West Philippine Sea or other reasons, the volume of trade between the Republic and China may be adversely impacted and the supply of steel available to the Republic may be reduced, which in turn may affect, among other things, infrastructure development in the Republic. The Republic is committed to resolving disputes in the West Philippine Sea through peaceful means and diplomatic solutions, without threat or use of force, and in accordance with international law, specifically the United Nations Convention on the Law of the Sea.

Manila Hostage Crisis

On August 23, 2010, 25 persons, mostly tourists from Hong Kong, were held hostage aboard a tour bus in Rizal Park in Manila by a dismissed officer of the PNP. The situation ended with the deaths of eight Hong Kong citizens in addition to the hostage-taker. In response to the incident, the Hong Kong government issued a “black” travel alert for the Philippines, the highest travel warning to be issued by the Hong Kong government. The travel alert remains in effect as of the date of this prospectus.

Natural Disasters

Regional typhoons and intense rainfall, in part due to climate change, make regions of the Republic susceptible to flash floods and landslides. In urban areas such as Metro Manila, clogging and siltation of drainage laterals and waterways caused by improper disposal of solid waste, obstructions and the presence of informal settlements along open waterways contribute to flooding. Low lying urban and rural areas, which serve as catch basins of rain water within a watershed or river basin, also suffer from problems posed by unplanned and unregulated developments such as temporary housing and infrastructure projects and the presence of industrial operations along upstream waterways. Recent flooding has affected hundreds of thousands of Filipinos and resulted in numerous fatalities. In addition, flooding in the Philippines has resulted in and may continue to result in significant damage to rice and other agricultural production, infrastructure and private property. Flooding and other natural disasters continue to pose a threat to other sectors such as transportation and health, and the economy as a whole.

The transportation sector is heavily affected by floods and other natural disasters that damage roads and bridges. If a natural disaster destroys critical transportation infrastructure, roads and bridges must be repaired before other disaster-related damage can be addressed. As a result, damage to transportation infrastructure can compound the effect that floods have on other sectors. For instance, the impact of flooding and other natural disasters on the health sector is mostly seen in the disruption of the delivery of health services. Damaged roads and bridges hinder the efficient transport of patients to hospitals and medical facilities in cities and reduce the capacity of the Government to deliver timely medical services to affected populations in rural areas.

Flooding also adversely affects agricultural production by damaging crops, livestock, poultry and fisheries, as well as destroying fishing boats, farming equipment, inventory and agricultural infrastructure such as irrigation channels, spillways and farm-to-market roads. In urban areas, the manufacturing, construction, wholesale and retail, restaurant and real estate industries are also impacted by the damage caused by flooding.

According to the World Bank, damage due to flooding and other natural disasters costs the Government an average of (Peso)15 billion annually in direct damages. In addition to direct damage, natural disasters also inhibit social and economic development because funds must be reallocated from existing programs to finance relief and reconstruction assistance.

On September 26, 2009, Typhoon “Ketsana” made landfall in the Republic, resulting in severe flooding that, at its worst, submerged approximately 80% of Metro Manila. The storm also affected or displaced approximately 1.8 million people. Shortly after, on October 3, 2009, Typhoon “Parma” also made landfall in the northern provinces of the Republic, aggravating the flooding and damage already brought about by Ketsana and causing severe landslides, which rendered roads impassable and increased the number of displaced residents. According to the Republic’s National Disaster Risk Reduction and Management Council (formerly the National Disaster Coordinating Council), these two typhoons resulted in approximately (Peso)38 billion in damages. Local and international relief resources were deployed to the affected areas, and the Government implemented additional measures in 2009 and 2010, such as a supplemental budget allocation and other additional financings and aid options, to mitigate the damage caused by these storms.

In October 2010, Typhoon “Megi” made landfall on the northern portion of Luzon, resulting in power failures, water shortages, more than 20 deaths, as well as losses in the agriculture sector of approximately (Peso)7.6 billion, according to the National Disaster Risk Reduction and Management Council. The majority of the damage was to the Republic’s rice crop, estimated at (Peso)5.4 billion.

On December 16, 2011, Typhoon “Washi” passed over the island of Mindanao in the southern Philippines, causing widespread loss of life and damage. More than 1,200 people were killed as a result of the storm and subsequent flash floods and landslides, with additional missing and injured. The Government has estimated that more than 698,000 were affected by the storm. The National Disaster Risk Reduction and Management Council estimated that damages to infrastructure, agriculture and private property reached approximately (Peso)2.1 billion. A recent Government assessment indicated that the recovery and reconstruction needs attributable to the flooding caused by Typhoon “Washi” will cost the Government more than (Peso)26 billion, in addition to the (Peso)13 billion that the Republic has already suffered from direct damage and losses to the economy.

In late July 2012, heavy rainfall from typhoon “Saola”, combined with a southwest monsoon, inundated the Philippines, causing widespread damage in various regions of the country, including Metro Manila. According to Government estimates, the typhoon and related flooding affected approximately 950,000 people and caused 53 deaths. The National Disaster Risk Reduction and Management Council estimated that damage to infrastructure, agriculture and private property amounted to approximately (Peso)411.9 million.

Philippine Economy

Overview

Like many developing countries after World War II, the Philippines protected local industry from foreign competition through measures such as import tariffs and quotas, and hoped to replace imported finished goods with domestically produced goods over time. Successive administrations also intervened in domestic economic affairs by imposing quantitative trade barriers, price controls and subsidies. Initially, the economy grew rapidly, with GNI growing at an average rate of 5.7% per annum from 1970 to 1980, largely due to increased exports and Government investments. Infrastructure spending increased, and state ownership and nationalization of commercial enterprises became more prevalent. By the early 1980s, however, the Republic began to face increasing budget deficits, growing levels of foreign and domestic borrowing, rising inflation, climbing interest rates, a depreciating peso, declining investment capital and slowing economic growth or, at times, a contraction in GNI. The Republic’s unstable political situation during that period, highlighted by the assassination of opposition leader Benigno Aquino in 1983, exacerbated its economic problems.

The general optimism brought about by the peaceful removal of the unpopular Marcos administration in 1986 helped economic recovery. GNI grew by 3.4% in 1986, increasing to a growth of 6.8% in 1988 before reversing to a decline of 0.6% in 1991. The economic contraction in the early 1990s was caused principally by underlying macroeconomic imbalances, compounded by supply bottlenecks, natural disasters, political instability, a global recession and the Persian Gulf crisis of 1990 to 1991.

The government of President Corazon Aquino, who came to power in 1986, embarked on a stabilization program aimed at preventing an upsurge in inflation, controlling the fiscal deficit and improving the external current account position. The economy responded favorably to these measures, posting increases in GNI, investments, private consumption and imports in 1992. The Corazon Aquino administration also recognized that the Republic’s economic difficulties in large part resulted from its protectionist policies. The Corazon Aquino administration therefore initiated reforms to open the economy to market forces and reduce the size and role of the government in the Philippine economy. The government of President Fidel Ramos, who assumed office in 1992, accelerated the reform efforts initiated by the Corazon Aquino administration.

Following a review of a number of the policies and programs initiated by previous administrations, the Estrada administration continued many of the financial policies and market-oriented reforms of the Corazon Aquino and Ramos administrations.

After the onset of the Asian economic crisis in mid-1997, the Philippines experienced economic turmoil characterized by currency depreciation, a decline in the performance of the banking sector, interest rate volatility, a significant decline in share prices on the local stock market and a reduction of foreign currency reserves. These factors led to a slowdown in the Philippine economy in 1997 and 1998. In response, the Government adopted a number of policies to address the effects of the Asian economic crisis by strengthening the country’s economic fundamentals.

The Philippines was not as severely affected by the Asian financial crisis as many of its neighbors, aided in part by remittances from OFWs. With the exception of 1998, when agricultural harvests were negatively impacted by poor weather and drought, the Republic has recorded positive real GDP growth every year since the Asian financial crisis. After a 0.6% decline in 1998, GDP growth increased to 3.1% in 1999 and 4.4% in 2000 before slowing down to 2.9% in 2001. The slowdown was largely due to global security concerns, domestic political uncertainty, and a global economic downturn that reduced demand for Philippine products by the United States and Japan. In the early 2000s, the Government pursued economic strategies to improve infrastructure, implement changes to the tax system, support deregulation and privatization of the economy, and further develop trade ties within Asia. GDP growth increased to 3.6% in 2002 and 5.0% in 2003 notwithstanding the impact of the Iraq War, the SARS epidemic and credit ratings downgrades. GDP growth accelerated to 6.7% in 2004 before leveling off to 4.8% in 2005 and 5.2% in 2006.

Beginning in the second half of 2007, the short-term funding markets in the United States experienced credit issues, leading to liquidity disruption in various markets. In particular, subprime mortgage loans in the United States experienced increased rates of delinquency, foreclosure and loss. These and other related events had a significant adverse impact on the global credit and financial markets as a whole, which included the bankruptcy filings by, and the acquisition, restructuring and nationalization of, certain financial institutions. Regulators in the United States, Europe and Asia took steps in response to the unprecedented conditions facing financial institutions in their jurisdictions. Against the backdrop of the global financial crisis, the Republic has experienced limited exposure to subprime assets and bankrupt financial institutions. Nonetheless, in 2008, the Republic experienced slower growth rates, a weakening of equity prices, a lower exchange rate for the peso against major currencies and increasing inflation. In 2009, the Republic’s economy began to exhibit indications of a recovery, although certain of the Republic’s economic recovery policies had yet to result in positive effects. OFW remittance levels in 2009 exceeded the Republic’s forecasts and supported growth in the economy despite continuing slowdowns in other production sectors, while increased Government spending in an effort to stimulate the economy resulted in an increasing fiscal deficit.

In 2010, the Republic continued its recovery despite an erratic economic recovery globally. In the second quarter of 2010, certain European nations experienced widening yields on their debt securities, triggering widespread restructuring and necessitating a financial bailout from other nations in the region. The bailout failed to resolve the crisis, and in January 2012 Standard & Poor’s downgraded the sovereign credit ratings of some European countries. Fitch and Moody’s issued similar downgrades in February 2012. Along with most Asian and emerging markets, the Republic was largely spared from the substantive effects of these events due to minimal trade and financial linkages with the affected nations, but the situation in Europe further highlighted the need for fiscal consolidation and more effective risk management by the Republic. The threat of sovereign defaults in the European Union and the possible consequential effects on the international financial system, including the effects on global credit and liquidity, remain a systemic concern in the international markets. In light of this, the Republic has sought through its financial regulatory framework and monetary policy to mitigate the impact on the Republic of the European sovereign debt crisis and the resulting economic slowdown in Europe.

Based on a BSP survey as of February 28, 2012, the Philippine banking system’s exposure (in the form of deposits, borrowings and trade credits) to European entities accounted for only 1.5% of the Philippine banking system’s total assets. However, the Republic has certain trade and financial exposures to the European Union. Europe is one of the primary destinations of Philippine exports. According to data from Bangko Sentral, in 2011, the European Union accounted for approximately 13.2% of the Republic’s total exports. Between January and June 2012, total exports to the European Union amounted to U.S.$3.2 billion, or 12.1%, of the Republic’s total exports of goods. In addition, while Europe accounted for only 3% of total foreign direct investments to the Republic in 2011, gross foreign placements in portfolio investments from the European Union accounted for 41% of the total in 2011. During the first six months of 2012, remittances from OFWs in Europe amounted to U.S.$1.6 billion, or 16.1%, of total OFW remittances. In 2010, Europe accounted for 10% of the Republic’s total receipts from the BPO sector. A prolonged or worsened European sovereign debt crisis, including further bailouts of countries in the European Union and uncertainties in the monetary union, may adversely affect the Philippine economy, resulting in, among other things, higher prices, job losses and weakened balance of payments performance. Benefits provided through the Philippine Social Security System and the Government Service Insurance System may be adversely affected due to a consequential rise in unemployment. In addition, the continuation of the European debt crises could affect investor risk perception, which in turn could result in tighter global credit and reduced liquidity in the financial markets. The Republic believes that domestic liquidity remains adequate to meet the demand for financing to support economic growth in the Philippines, however, there can be no assurance that a contraction in liquidity in the international financial markets due to events in Europe or other causes will not adversely impact the financial condition of the Republic or of Philippine companies generally.

Recent Economic Indicators

The following table sets out the performance of certain of the Republic’s principal economic indicators for the specified periods.

	2007	2008	2009	2010	2011	2012
GDP growth (%) (at constant 1985 prices)(1)	7.1	3.7	1.1	7.3	—	—
GDP growth (%) (at constant 2000 prices)	6.6	4.2	1.2	7.6	3.9	6.1	(2)
GNI growth (%) (at constant 1985 prices)(1)	7.5	6.4	4.0	7.2	—	—
GNI growth (%) (at constant 2000 prices)	6.2	5.0	6.1	8.2	3.2	5.4	(2)
Inflation rate (%)(3)	2.9	8.3	4.1	3.8	4.8	3.0	(2)
Unemployment rate	7.3	7.4	7.5	7.3	7.0	6.9	(4)
91-day T-bill rate (%)	3.4	5.4	4.2	3.7	1.4	2.0	(5)
External position(6)
Balance of payments ($ million)	8,557	89	6,421	14,308	10,179	1,243	(7)
Export growth (%)	6.5	(2.8)	(21.7)	34.0	(6.2)	4.8	(7)
Import growth (%)	7.2	2.3	(24.1)	27.5	10.1	(1.5	)(7)
External debt ($ billion)	55.5	54.3	54.9	60.0	61.7	62.9	(8)
International reserves
Gross ($ billion)	33.8	37.6	44.2	62.4	75.3	79.8	(9)
Net ($ billion)	33.7	36.0	44.2	62.4	75.3	79.8	(9)
Months of retained imports(10)	5.8	6.0	8.7	9.5	11.3	11.7	(9)
Domestic credit growth (%)	5.2	16.8	7.4	8.7	14.7	13.9	(11)

Sources: National Statistical Coordination Board, Bangko Sentral.

Notes:

(1)	The table above provides comparative GDP and GNI growth rates for 2007, 2008, 2009 and 2010, as determined using both the previously reported calculations based on constant 1985 prices and the revised calculations based on constant 2000 prices. The period-on-period discussion of the economy that follows in the sections below uses data under the revised PSNA, based on the 2000 base year.

(2)	Preliminary data for the first six months of 2012.

(3)	The Government began using 2006 as a base year for CPI calculations in July 2011, and data for previous periods has been restated.

(4)	Average of the second quarter of 2012 according to Labor Force Survey figures.

(5)	Preliminary data for 91-day T-bill rate for the first six months of 2012.

(6)	Includes Bangko Sentral obligations, public sector debt, whether or not guaranteed by the Government, and private sector debt registered and approved by Bangko Sentral. Does not include intercompany accounts of Philippine branches of foreign banks, private sector debt not registered with Bangko Sentral or private sector obligations under capital lease arrangements. Figures reflect the change in treatment of offshore banking units from non-resident to resident entities, pursuant to the fifth edition of the IMF Balance of Payments Manual (“BPM5”).

(7)	Preliminary data for the first three months of 2012.

(8)	Preliminary data as of March 31, 2012.

(9)	Preliminary data as of July 31, 2012.

(10)	Number of months of average imports of goods and payments of services and income that can be financed by reserves.

(11)	Growth from January 1, 2012 to June 30, 2012 as compared to the corresponding period in 2011.

Restructuring of the Electric Power Industry.

The EPIRA, which became effective on June 28, 2001, provided the legal framework for the restructuring of the electric power industry, the privatization of the NPC and the establishment of various open market devices to promote free and fair competition.

Pursuant to the EPIRA, the power industry was restructured to comprise four sectors: generation, transmission, distribution and supply. To allow the industry to adjust to a market-oriented setting and to help mitigate adverse economic consequences of the restructuring, the EPIRA also contains transition mechanisms dealing with, among other issues, transition supply contracts, independent power producer (“IPP”) contracts, and “stranded costs and debts” that NPC will not be able to dispose of or settle subsequent to its privatization.

To reorganize NPC’s assets and liabilities, two entities were created pursuant to the EPIRA:

•	PSALM, which took ownership of all of NPC’s then existing generation assets, liabilities, real estate, and other disposable assets, as well as certain IPP contracts; and

•

Transco, an entity wholly owned by PSALM, which assumed NPC’s electricity transmission assets. In January 2009, following an auction for the right to operate Transco’s nationwide electrical transmission system under a 50-year franchise agreement, PSALM transferred the management and operation of Transco’s transmission system to the National Grid Corporation of the Philippines, which was formed by a consortium of Monte Oro Grid Corporation, Calaca High Power Corporation and State Grid Corporation of China; however, Transco retains ownership of its assets under the arrangement.

Since the passage of EPIRA, NPC’s operations have been limited to subsidized off-grid and island grid electrification projects in remote areas, referred to as “missionary electrification.”

Privatization of NPC’s Assets.     PSALM has been privatizing NPC’s generation assets through public bidding processes since the last quarter of 2003. As of August 23, 2012, PSALM has sold 29 of these generation assets with 14 remaining for privatization (including two decommissioned power plants) with a total generation capacity of approximately 2,131.2 MW. The generation assets sold by PSALM in Luzon and Visayas have a total operating capacity of 3,370.31 MW, representing approximately 79.56% of the NPC generation assets in Luzon and Visayas that are counted for purposes of determining when open access may be implemented in those regions. Open access will permit electricity suppliers to compete freely on the open market by allowing consumers to choose from which ERC-authorized entity to purchase electricity supplied over a common transmission network.

PSALM has also begun to transfer to private entities (known as IPP administrators) the management and control of the energy output of NPC power plants covered by IPP contracts. As of August 23, 2012, PSALM had successfully bid out aggregate contracted capacities totaling 3,593.91 MW, or approximately 76.85% of the contracted capacity of the IPP contracts for Luzon and Visayas, exceeding the 70% required as one of the conditions to open access. PSALM is targeting the bidding for the appointment of IPP administrators for the contracted capacities of Unified Leyte Geothermal Power Plants during the second half of 2012, and the contracted capacities of Casecnan Hydroelectric Power Plant and Benguet Mini Hydro Plant within 2013.

Having met the pre-conditions for the implementation of retail competition and open access, which include, among others, the privatization of at least 70% of the total capacity of NPC’s generating assets, and the transfer to IPP administrators of the management and control of at least 70% of the total energy output of plants under contract with NPC in Luzon and Visayas, the ERC issued a resolution declaring EPIRA’s compliance with the preconditions and the commencement of retail competition and open access for Luzon and Visayas on December 26, 2011. However, upon consultation by the Philippine Department of Energy with various stakeholders, the implementation of retail competition and open access has been deferred pending the promulgation of retail market rules, the development of the Central Registration Body’s IT Systems and

Processes, the approval of the Distribution Utilities’ Business Separation Unbundling Plan and the Accounting and Cost Allocation Manual and the conclusion of a stakeholders’ readiness assessment and information and education campaign for all stakeholders.

The total sales price for the asset sales that have been completed as of August 23, 2012, including the concession fee from the privatization of Transco’s management and operations, was approximately $10.2 billion. Out of this amount, actual collection has amounted to approximately $5.9 billion.

In July 2011, PSALM commenced a new round of bidding for the appointment of an IPP administrator to manage the contracted capacity of the Naga Power Plant Complex. The Naga Power Plant Complex, located in Naga, Cebu, consists of two coal-fired thermal power plants with an aggregate capacity of 109.3 MW, and a 43.8 MW diesel power plant. However, its privatization was deferred by PSALM in response to the request of the Joint Congressional Power Commission to conduct a further review on one of the provisions of the land lease agreement covering property adjacent to the Plant Complex.

The Naga Power Plant Complex was operated under a Rehabilitate-Operate-Maintain-and-Manage Agreement and Energy Conversion Agreement between KEPCO Salcon Corporation and NPC that expired in March 2012. Pending instructions from the PSALM Board to privatize the Complex, PSALM has to procure, through public bidding, an Operation and Maintenance Service Contract for the Naga Power Plant Complex. Because no bids were submitted in the initial round of bidding held on February 27, 2012, PSALM negotiated a six-month contract with SPC Power Corporation (“SPC”) pending the outcome of a second round of bidding for a one-year contract. PSALM held the second round of bidding on June 21, 2012 but the procurement failed after the sole bidder failed to meet the bidding document requirements. The contract with SPC will expire in September 2012.

In May 2012, the bidding process for four of SPC’s generation assets—Power Barges 101, 102, 103 (located in Visayas) and 104 (located in Mindanao)—failed after only one of the seven pre-qualified bidders submitted a bid before the scheduled deadline. PSALM commenced a second round of bidding for the power barges in August 2012, however, the bidding process which took place on August 17, 2012 was declared a failure after only one bidder out of the four qualified bidders submitted a proposal. Following the authority given by the PSALM Board, PSALM exercised its option to enter into a negotiated sale with the sole bidder. The negotiations ended after the bidder was unable to meet the reserve price set for the power facilities by the PSALM Board.

Cost Adjustments Relating to GRAM and ICERA. Historically, the NPC has employed an automatic cost adjustment mechanism that allowed it to pass on costs associated with its IPP contracts to power consumers. However, in 2002, then President Arroyo issued a presidential directive ordering NPC to reduce the adjustments. Identifying problems with how these adjustments were calculated, the Energy Regulatory Commission (“ERC”) promulgated two new price adjustment mechanisms, the Generation Rate Adjustment Mechanism (“GRAM”), which allowed for the recovery of incremental fuel and purchased power costs due to changes in fuel prices and cost of purchased power from IPPs, and the Incremental Currency Exchange Rate Adjustments (“ICERA”), which allowed for the recovery of incremental costs incurred as a result of foreign currency exchange rate fluctuations. The implementing guidelines for GRAM and ICERA, which allowed for quarterly adjustments in generation rates, were approved in February 2003.

On March 26, 2012, the ERC approved NPC and PSALM’s GRAM and ICERA petitions covering the periods of January 2007 to April 2010 for GRAM, and June 2009 to April 2010 for ICERA. The decisions authorized NPC and PSALM to recover an aggregate amount (for both GRAM and ICERA) of (Peso)34.5 billion for Luzon, (Peso)8.6 billion for Visayas, and (Peso)1.68 billion for Mindanao. This translates to increases of (Peso)0.6904 per kWh, (Peso)0.6060 per kWh and (Peso)0.0442 per kWh in the effective generation rates for Luzon, Visayas and Mindanao, respectively. The rate adjustments became effective in the April 2012 billing period and will remain valid until the full recovery of the amounts approved by the ERC.

Cost Adjustments Relating to the Automatic Recovery Mechanism. On August 14, 2008, PSALM submitted proposed rules for the automatic recovery of NPC and PSALM’s generation assets’ monthly fuel,

purchased power and foreign exchange-related costs to the ERC. On August 3, 2009, the ERC approved a resolution adopting the rules for the automatic recovery mechanism. This mechanism replaced the GRAM and ICERA methodology and has been in effect since the March 2010 billing period.

The automatic recovery entails a monthly adjustment in fuel, purchased power costs and foreign exchange-related costs. Using the movement of approved indices as a proxy, any incremental changes attributable to fluctuations in fuel prices, costs of power purchased from IPPs or fluctuations in exchange rates are automatically passed on to customers on a monthly basis. According to ERC rules, every 12 months PSALM is required to calculate adjustments on the monthly automatic recovery mechanism in order to reflect the difference from the actual allowable costs and the amounts already billed from NPC regular customers through the automatic recovery mechanism.

On average, since 2010, the monthly automatic recovery mechanism collected (Peso)0.5803 per kWh for Luzon, (Peso)0.2564 per kWh for Visayas and (Peso)0.0823 for Mindanao. For the July 2012 billing period, the automatic recovery mechanism rates were (Peso)0.5916 per kWh, (Peso)0.2223 per kWh and (Peso)0.0787 per kWh for Luzon, Visayas and Mindanao, respectively.

Issues Relating to the Universal Charge. Under the EPIRA, a “Universal Charge” may be imposed on all end-users of electricity, including non-NPC customers. The Universal Charge is imposed to pay for NPC’s remaining debt and contract obligations that will not be liquidated by proceeds from NPC’s privatization (referred to as “stranded debt”), stranded contract costs of NPC with its eligible IPP contracts, the cost of missionary electrification projects, an environmental charge for the rehabilitation and maintenance of watershed areas and a subsidy for indigenous and renewable sources of energy. After a challenge to the constitutionality of the Universal Charge by various consumer and environmentalist groups for being an undue delegation of legislative power, the Supreme Court upheld the constitutionality of the Universal Charge in July 2007.

In August 2009, the ERC issued a resolution granting provisional authority for Transco and other distribution utilities to collect a Universal Charge of (Peso)0.0978 per kWh for the purpose of subsidizing missionary electrification. This charge was intended to cover subsidies of approximately (Peso)5.7 billion given to NPC’s small power utilities group for its expenses in 2009 associated with missionary electrification.

In 2010, the ERC reduced the Universal Charge for missionary electrification to (Peso)0.0454 per kWh from (Peso)0.0978 per kWh. However, it allowed the small power utilities group to collect an additional (Peso)0.0709 per kWh adjustment to cover the group’s efforts over the period of 2003 to 2009. Recently, the small power utilities group has filed another petition to increase the Universal Charge for missionary electrification to (Peso)0.1962 per kWh for 2012, (Peso)0.2262 per kWh for 2013, (Peso)0.3293 per kWh for 2014, (Peso)0.3318 per kWh for 2015 and (Peso)0.2256 per kWh for 2016, with an additional (Peso)0.0851 adjustment to be imposed for twelve months to recover the budgetary shortfall arising from the groups efforts at missionary electrification in 2011.

As of June 30, 2012, PSALM had collected (Peso)23.6 billion from the Universal Charge for missionary electrification and the environmental charge, (Peso)22.9 billion of which has been disbursed to NPC in accordance with provisions in the EPIRA. As of June 30, 2012, PSALM had received a total of (Peso)3.4 billion in Universal Charge remittances from collecting entities.

On June 28, 2011, PSALM filed a petition with the ERC to impose a Universal Charge of (Peso)0.0313 for stranded debt and (Peso)0.3666 (for four years) for stranded contract costs. To reduce the impact on consumers, PSALM also proposed that the Universal Charge for stranded contract costs be assessed over a period of fifteen years. The ERC held various hearings related to the petitions in July 2012 but has yet to issue its final decision.

Government Financing of NPC.     To cover its cash flow deficits in 2003, 2004 and 2005, NPC borrowed a total of approximately $3.8 billion ($1.5 billion in 2003, $1.7 billion in 2004 and $590 million in 2005) by way of bond issuances, financing from multilateral organizations and export credit agreements, all of which were guaranteed by the Government. In addition, to meet the NPC’s debt service requirements, from 2001 to 2008, the

Government provided NPC a total of (Peso)4.0 billion in cash advances. A significant portion of these amounts has been repaid by NPC, leaving only (Peso)251.4 million of Government cash advances and (Peso)8.5 billion in other Government-guaranteed indebtedness outstanding as of June 30, 2012. NPC’s capital expenditures were historically financed through borrowings from multilateral organizations, export credit agreements and internal cash generation. Under the EPIRA, the Government was obligated to assume (Peso)200 billion of NPC’s debt, and the Government assumed $3.4 billion and €500 million (amounting to approximately (Peso)200 billion) of NPC’s debt in March 2005. In addition, under the EPIRA, PSALM was tasked with the management and liquidation of NPC’s assets and liabilities. Through its privatization of NPC’s assets, PSALM has generated revenue that it has utilized for the management and servicing of NPC’s liabilities, which, pursuant to the EPIRA, PSALM assumed on October 1, 2008.

Prepayment of NPC Debts.     On December 5, 2007, PSALM announced plans to maximize the use of proceeds from its privatization efforts in 2007 by pre-paying a portion of NPC’s outstanding debts. In the first nine months of 2008, PSALM’s prepayments of NPC debt amounted to approximately $1.3 billion in aggregate, which helped lower NPC’s outstanding debt to approximately $18.1 billion as of October 1, 2008. PSALM identified an additional $1.1 billion of NPC debt it intended to prepay in the last quarter of 2008 and 2009. However, in the last quarter of 2008, PSALM suspended its prepayments program as a result of the international credit crisis. On December 2, 2009, PSALM completed an exchange offer through which $600 million of bonds originally issued by NPC and due in 2010 and 2011 were exchanged for longer-termed PSALM bonds due in 2019 and 2024.

In May 2011, PSALM announced that it had paid an aggregate of approximately $18 billion of the debt of the NPC pursuant to its mandate under the EPIRA to manage the assets and liabilities of NPC. NPC’s debt stood at $16.4 billion when the EPIRA was enacted in 2001, but increased considerably between 2001 and 2010 due to NPC’s sustained operating losses. PSALM aims to reduce these liabilities to an indicative amount of $3.8 billion by the expiry of its statutory mandate in 2026. Under the EPIRA, upon the expiry of PSALM’s statutory mandate, its debts will be assumed by the Government.

PSALM Investigations.     On July 27, 2010, Energy Secretary Rene Almendras commenced an investigation into alleged anomalies concerning the recovery of approximately (Peso)471 billion in debt of PSALM and NPC through the Universal Charge component of electricity charges to consumers. A number of senators also called for investigations into the matter, alleging that various PSALM costs and expenses relating to consultancy fees, employee bonuses and other remuneration were included in PSALM’s Universal Charge application with the ERC. PSALM has denied these allegations, and the Commission on Audit has also stated that no such components were included in PSALM’s Universal Charge applications.

Aviation Liberalization Policies

On March 14, 2011, President Aquino issued Executive Orders No. 28 and No. 29, creating the Philippine Air Negotiating Panel and the Philippine Air Consultation Panel, and authorizing the Civil Aeronautics Board to explore discussions with foreign air carriers regarding the aviation liberalization policies commonly known as “open skies.” Open skies generally allows operating and traffic rights to be granted to foreign air carriers without restrictions on capacity, frequency or type of aircraft. In line with this policy, these executive orders also seek to liberalize civil aviation in the Philippines through specific initiatives aimed at granting increased air service rights to foreign air carriers, particularly with respect to airports other than Ninoy Aquino International Airport in Manila, with the goal of advancing tourism in the Philippines. the orders also seek to promote a more liberalized general aviation policy for the expansion of cargo direct air services to secondary gateways outside Manila. On May 2, 2011, the Civil Aviation Board adopted the implementing rules and regulations for Executive Order No. 29 after public consultation with aviation stakeholders.

PEACe Bonds Dispute

In October 2011, the Supreme Court of the Philippines issued a temporary restraining order on the Government’s taxation of its Poverty Eradication and Alleviation Certificates. These bonds were issued in 2001, and interest income on the bonds was initially determined by the Bureau of Internal Revenue (“BIR”) to be tax-exempt. The BIR reversed its position in 2004 and declared interest income on the bonds to be taxable. When the bonds matured in 2011, the Department of Finance affirmed the 2004 BIR, ruling and the Bureau of the Treasury (“BTr”) announced that it would withhold (Peso)5 billion in taxes from the interest income paid on the bonds.

A number of banks that held the bonds prior to maturity filed suit against the Government, and the Supreme Court issued the October 2011 temporary restraining order enjoining the BIR and BTr from withholding taxes on the bonds. In November 2011, the Supreme Court issued a show-cause order after the BIR and BTr failed to comply with the temporary restraining order, requiring the agencies to show cause why they should not be held in contempt. The BIR and the BTr responded to the show-cause order on December 2, 2011, arguing that they were given insufficient time to comply with the temporary restraining order before the interest on the bonds was paid and the taxes were withheld. The Supreme Court has yet to issue any further orders, and the dispute is ongoing.

GDP and Major Financial Indicators

In the first quarter of 2011, the standards under the PSNA for the calculation of GDP and GNI (known as GNP prior to the 2011 revisions) were revised, changing the constant base year for these calculations from 1985 to 2000. This revision was in response to observations from various sectors that the use of 1985 as the base year to calculate constant prices and economic weights was outdated and led to inaccurate measures of current economic growth, mainly as a result of significant changes in the structure of the Philippine economy since 1985. The revision of the base year for GDP and GNI growth was part of a number of changes to the PSNA methodology. Other significant changes included the use of new data sources, an improved estimation methodology, adoption of new classification systems (such as the 1994 Philippine Standard Industrial Classification to classify economic activities/industries, the 2004 Philippine Standard Commodity Classification to classify commodities, and the 2009 Philippine Classification of Individual Consumption Expenditure According to Purpose to classify household final consumption expenditure), as well as the reporting of certain key commodities and industries. Other changes in the Republic’s designation of economic categories and subcategories are summarized in the table below.

Previous Name	New Name
Net Factor Income from Abroad	Net Primary Income

Agriculture, Fishery and Forestry	Agriculture, Hunting, Forestry and Fishing

Wholesale and Retail Trade	Trade and Repair of Motor Vehicles, Motorcycles, Personal and Household Goods

Finance	Financial Intermediation

Ownership of Dwellings and Real Estate	Real Estate, Renting and Business Activities

Government Services	Public Administration and Defense and Compulsory Social Security

Private Services	Other Services

Personal Consumption Expenditure	Household Final Consumption Expenditure

Gross Domestic Product

Gross domestic product, or GDP, measures the market value of all final goods and services produced within a country during a given period and is indicative of whether the country’s productive output rises or falls over time. By comparison, gross national income, or GNI, measures the market value of all final goods and services produced by a country’s citizens during a given period, whether or not the production occurred within the country.

Economists show GDP and GNI in both current and constant market prices. GDP and GNI at current market prices value a country’s output using the actual prices of each year, whereas GDP and GNI at constant market prices (also referred to as “real” GDP and GNI) value output using the prices from a base year, thereby eliminating the distorting effects of inflation and deflation. Growth figures for GDP and GNI in this prospectus are period-on-period comparisons of real GDP and GNI, respectively. The Government began using 2000 as a base year for GDP and GNI calculations in 2011. Unless otherwise specified, real GDP and GNI figures included in this prospectus and any prospectus supplement are based on 2000 prices.

In 2008, GDP grew by 4.2% compared to 6.6% growth in 2007. GDP growth in 2008 was below the Government’s forecasted growth range of 4.4% to 4.9%, largely due to the impact of the global economic downturn, which led to a slowdown in domestic production, consumer demand and external trade as inflation increased. GDP growth in 2008 was attributable mainly to growth in the manufacturing, real estate, renting and business activities and other services subsectors. Increases in production of agricultural products such as sugarcane and banana products also contributed to GDP growth. In 2008, GNI grew by 5.0% compared to growth of 6.2% in 2007. The decrease in the rate of growth was due mainly to the slowdown in GDP growth. The primary factor that caused the rate of GNI growth to exceed the rate of GDP growth was the continued growth in net primary income, which registered 8.4% growth in 2008 compared to 4.4% growth in 2007.

In 2009, GDP grew by 1.2% compared to growth of 4.2% in 2008. The decrease in the GDP growth rate was due mainly to the global economic crisis, which affected the Republic’s exports, as well as typhoons that affected the Republic in the second half of 2009. GDP growth in 2009 was attributable mainly to growth in other services, real estate, renting and business activities, construction and financial intermediation subsectors, which grew by 6.5%, 4.1%, 6.8% and 5.5%, respectively. In 2009, GNI grew by 6.1% compared to growth of 5.0% in 2008. The primary factor that caused GNI growth to exceed GDP growth was the continued strong growth in net primary income, which registered 25.0% growth in 2009, compared to 8.4% growth in 2008.

In 2010, GDP grew by 7.6% and GNI grew by 8.2%, compared to growth of 1.2% and 6.1%, respectively, in 2009. The increases in GDP and GNI growth were primarily attributable to the global economic recovery, improved business and consumer confidence, expansion in manufacturing and capital formation and the continued growth in OFW remittances. Consumer spending grew by 3.4%, while Government expenditures grew by 4.0% in 2010, compared to growth of 2.3% and 10.9%, respectively, in 2009. With respect to production, GDP and GNI growth in 2010 was driven primarily by the manufacturing, trade and repair of motor vehicles, motorcycles, personal and household goods, other services, real estate, renting and business activities, construction and financial intermediation subsectors. Growth in these subsectors was partially offset by the impact of the El Niño phenomenon on the agriculture, hunting, forestry and fishing sector.

In 2011, GDP grew by 3.9% and GNI grew by 3.2%, compared to growth of 7.6% and 8.2%, respectively, during 2010. The slower growth in GDP and GNI resulted partially from the slowing of the global economic recovery, the credit crisis in Europe, the tsunami and related incidents in Japan, floods in Thailand that disrupted global supply chains and lower spending by the Government. Government expenditures increased by 1.0% during 2011, compared to growth of 4.0% during 2010, primarily as a result of fiscal consolidation during the first three months of 2011. Consumer spending grew by 6.3% during 2011, compared to growth of 3.4% during 2010. GDP and GNI growth in 2011 was driven primarily by the manufacturing, real estate, renting and business activities, other services and trade and repair of motor vehicles, motorcycles, personal and household goods subsectors. The higher rate of growth in GDP, as compared with the rate of GNI growth, was mainly due to slower growth during 2011 in net primary income (including OFW remittances) which is included in GNI but not in GDP.

Preliminary data indicate that GDP grew by 6.1% in the first six months of 2012, compared with growth of 4.2% in the first six months of 2011. The increase in growth was due to the growth of the service sector, particularly from the trade and other services subsectors. More specifically, the main contributors to growth in the first half of 2012 were the transport, storage and communications, trade and repair of motor vehicles, motorcycles, personal and household goods, financial intermediation (including banking institutions), real estate, renting and business activities, and other services (including recreational, cultural and sporting activities) subsectors, which grew by 9.6%, 7.5%, 7.9%, 8.2% and 9.1%, respectively. Manufacturing, which accounted for 22.1% of GDP in the first six months of 2012, expanded by 5.0%. GNI grew by 5.4% in the first six months of 2012, compared with growth of 3.0% in the corresponding period of 2011. Net primary income grew by 3.1% during the first six months of 2012 relative to a contraction of net primary income of 0.6% in the first six months of 2011.

The following table shows GDP by sector, net primary income and GNI at current market prices for the specified periods.

GROSS DOMESTIC PRODUCT BY MAJOR SECTOR

(AT CURRENT MARKET PRICES)

							Percentage of GDP
	2007	2008	2009	2010	2011	2012(1)	2007	2011
	(Peso in millions, except as indicated)						(%)
Agriculture, hunting, forestry and fishing sector(2)
Agriculture, hunting and forestry	N/A	844,438	871,012	928,581	1,062,111	493,920	N/A	10.9
Fishing	N/A	178,077	178,862	180,137	183,086	96,980	N/A	1.9

Total	861,365	1,022,515	1,049,874	1,108,718	1,245,196	590,900	12.5	12.8
Industry sector
Mining and quarrying	93,905	95,410	106,396	128,727	143,027	61,712	1.4	1.5
Manufacturing	1,567,697	1,760,890	1,706,391	1,930,778	2,047,718	1,015,482	22.7	21.0
Construction	365,545	419,403	460,426	551,230	535,377	297,274	5.3	5.5
Electricity, gas and water supply	251,107	262,757	271,893	321,543	330,345	203,617	3.6	3.4

Total	2,278,254	2,538,461	2,545,104	2,932,279	3,056,468	1,578,086	33.1	31.4
Service sector
Transport, storage and communications	514,537	548,856	561,093	586,197	627,255	354,550	7.5	6.4
Trade and repair of motor vehicles, motorcycles, personal and household goods(3)	1,178,763	1,316,070	1,359,500	1,563,786	1,695,908	832,726	17.1	17.4
Financial intermediation(4)	449,653	499,925	544,526	622,404	684,088	386,608	6.5	7.0
Real estate, renting and business activities(5)	700,795	816,548	884,131	979,129	1,115,645	604,965	10.2	11.5
Public administration and defense, compulsory social security(6)	269,287	285,860	323,605	372,304	392,616	199,518	3.9	4.0
Other services(7)	640,067	692,669	758,310	838,663	918,345	496,527	9.3	9.4

Total	3,753,102	4,159,928	4,431,165	4,962,483	5,433,857	2,874,893	54.5	55.8

Total GDP	6,892,721	7,720,903	8,026,143	9,003,480	9,735,521	5,043,880	100.0	100.0

Net primary income	1,741,410	2,055,282	2,626,323	2,992,597	3,142,606	1,665,314
Total GNI	8,634,132	9,776,186	10,652,466	11,996,077	12,878,126	6,709,194
Total GDP ($ millions)(8)	149,361	173,601	168,485	199,589	224,771	117,545
Per capita GDP ($)(8)	1,684	1,918	1,850	2,155	2,386	1,232

Source: National Statistical Coordination Board.

Notes:

(1)	Preliminary data for the first six months of 2012.

(2)	The subsectors of the agriculture, hunting, forestry and fishing sector prior to the rebasing to 2000 prices were (1) agriculture and fisheries and (2) forestry. With the rebasing, the subsectors were revised to (1) agriculture, hunting and forestry and (2) fishing. Available data for the new subsector grouping is only available for data beginning in the first quarter of 2008.

(3)	Formerly known as the “Wholesale and Retail Trade” subsector, the subsector has been designated the “Trade and Repair of Motor Vehicles, Motorcycles, Personal and Household Goods” subsector since 2011.

(4)	Formerly known as the “Finance” subsector, the subsector has been designated the “Financial Intermediation” subsector since 2011.

(5)	Formerly known as the “Ownership of Dwellings and Real Estate” subsector, the subsector has been designated the “Real Estate, Renting and Business Activities” subsector since 2011.

(6)	Formerly known as the “Government Services” subsector, the subsector has been designated the “Public Administration and Defense, Compulsory Social Security” subsector since 2011.

(7)	Formerly known as the “Private Services” subsector, the subsector has been designated the “Other Services” subsector since 2011. It consists of production from education; health and social work; hotels and restaurants; sewage and refuse disposal sanitation and similar activities; recreational, cultural and sporting activities; and other service activities.

(8)	Calculated using the average exchange rate for the period indicated. See “—Monetary System—Foreign Exchange System.”

The following table shows GDP by sector, net primary income and GNI at constant market prices for the specified periods.

GROSS DOMESTIC PRODUCT BY MAJOR SECTOR

(AT CONSTANT MARKET PRICES)(1)

								Percentage of GDP
	2007	2008	2009	2010	2011	2012(2)		2007	2011
	(Peso in millions, except as indicated)							(%)
Agriculture, hunting, forestry and fishing sector
Agriculture, hunting and forestry	N/A	535,462	526,622	526,234	549,672	269,947		N/A	9.3
Fishing	N/A	133,088	137,122	136,432	130,773	64,948		N/A	2.2

Total	647,687	668,550	663,744	662,665	680,445	334,895		12.9	11.5
Industry sector
Mining and quarrying	51,649	50,926	59,130	65,898	70,509	40,285		1.0	1.2
Manufacturing	1,145,529	1,194,921	1,137,534	1,264,523	1,324,330	679,759		22.8	22.4
Construction	249,379	266,751	284,994	325,820	302,014	159,403		5.0	5.1
Electricity, gas and water supply	174,670	186,572	184,943	203,274	204,547	106,672		3.5	3.5

Total	1,621,226	1,699,171	1,666,601	1,859,515	1,901,401	986,119		32.2	32.1
Service sector
Transport, storage and communications	408,076	423,952	423,398	427,766	446,026	250,498		8.1	7.5
Trade and repair of motor vehicles, motorcycles, personal and household goods(3)	851,892	863,732	875,616	948,743	980,514	477,817		16.9	16.6
Financial intermediation(4)	317,104	322,672	340,329	374,716	394,371	217,756		6.3	6.7
Real estate, renting and business activities(5)	482,493	526,116	547,866	588,946	643,458	340,033		9.6	10.9
Public administration and defense, compulsory social security(6)	222,665	227,223	241,009	255,087	255,776	134,358		4.4	4.3
Other services(7)	477,145	505,683	538,677	584,100	622,418	338,540		9.5	10.5

Total	2,759,375	2,869,379	2,966,895	3,179,359	3,342,564	1,759,002		54.9	56.4

Total GDP	5,028,288	5,237,101	5,297,240	5,701,539	5,924,409	3,080,016		100.0	100.0

Net primary income	1,247,725	1,352,909	1,691,527	1,859,847	1,878,607	974,922
Total GNI	6,276,013	6,590,009	6,988,767	7,561,386	7,803,016	4,054,938
Yearly growth in GDP	6.6	4.2	1.2	7.6	3.9	6.1	(8)
Yearly growth in GNI	6.2	5.0	6.1	8.2	3.2	5.4	(8)

Source: National Statistical Coordination Board.

Notes:

(1)	Based on constant 2000 prices.

(2)	Preliminary data for the first six months of 2012.

(3)	Formerly known as the “Wholesale and Retail Trade” subsector, the subsector has been designated the “Trade and Repair of Motor Vehicles, Motorcycles, Personal and Household Goods” subsector since 2011.

(4)	Formerly known as the “Finance” subsector, the subsector has been designated the “Financial Intermediation” subsector since 2011.

(5)	Formerly known as the “Ownership of Dwellings and Real Estate” subsector, the subsector has been designated the “Real Estate, Renting and Business Activities” subsector since 2011.

(6)	Formerly known as the “Government Services” subsector, the subsector has been designated the “Public Administration and Defense, Compulsory Social Security” subsector since 2011.

(7)	Formerly known as the “Private Services” subsector, the subsector has been designated the “Other Services” subsector since 2011. It consists of production from education; health and social work; hotels and restaurants; sewage and refuse disposal sanitation and similar activities; recreational, cultural and sporting activities; and other service activities.

(8)	Growth figures for GDP and GNI for the first six months of 2012 represent period-on-period comparisons to the first six months of 2011.

The following table shows the percentage distribution of the Republic’s GNI by expenditure at constant 2000 prices.

DISTRIBUTION OF GROSS NATIONAL INCOME BY EXPENDITURE (AT CONSTANT MARKET PRICES)(1)

	2007	2008	2009	2010	2011	2012(2)
	(%)
Household final consumption expenditure	57.3	56.6	54.6	52.2	53.8	52.2
Government consumption	7.9	7.5	7.8	7.5	7.4	8.6
Capital formation
Fixed capital	15.6	15.3	14.2	15.6	15.2	15.6
Changes in inventories	2.9	(0.4)	(1.3)	0	1.2	(2.8)

Total capital formation	12.7	14.9	12.9	15.7	16.4	12.8
Exports	42.4	39.3	34.1	38.2	35.4	39.8
Imports	40.2	38.9	33.7	38.1	37.0	36.6
Statistical discrepancy	0	0	0	0	0	(0.7)

Total	100.0	100.0	100.0	100.0	100.0	100.0

Source: National Statistical Coordination Board.

Notes:

(1)	Based on constant 2000 prices.

(2)	Preliminary data for the first six months of 2012.

Periodic Revisions to Philippine National Accounts.    The National Statistical Coordination Board (“NSCB”) releases quarterly data on the Republic’s national accounts, which includes GDP and GNI data. Under NSCB policy, GDP and GNI data for a particular quarter are revised the following quarter, while annual data are released together with first quarter data and are revised thereafter in May of each year. GDP and GNI estimates are considered “final” after three years. However, NSCB may still revise the “final” estimates whenever it undertakes an overall revision of the national accounts.

Revisions in the Republic’s national accounts are normally due to the availability of new or more complete data, receipt of revised data from original sources, and inclusion or exclusion of emerging or closed industries. The NSCB has traditionally followed the 1968 revision of the United Nations System of National Accounts. Currently, the Republic’s national accounts incorporate to a large extent the recommendations of the most recent 2008 revision.

The overall revision of the national accounts is ongoing; therefore, GDP and GNI estimates that are currently considered “final” may be subject to further material changes.

Principal Sectors of the Economy

Agriculture, Hunting, Forestry and Fishing Sector

The agriculture, hunting, forestry and fishing sector contributed approximately 11.5% to GDP in 2011 compared to 12.9% to GDP in 2007, at constant market prices.

The Republic’s principal agricultural products include cereals, such as rice and corn, both of which are cultivated primarily for domestic use, and other crops, such as coconuts, sugar cane and bananas, produced for both the domestic market and export. The Philippines’ diverse agricultural system contains many coconut plantations farmed by agricultural tenants and workers, sugar haciendas farmed either under labor administration or by tenants, and large “agro-business” plantations devoted mainly to crops for export such as bananas and pineapples. Rice, corn and coconuts each account for approximately a quarter of the country’s cultivated area. Fishing production is divided into commercial, municipal and aquaculture fishing.

The country’s forests, one of the Philippines’ main natural resources, contain a large quantity of hardwood trees. Over the years, population growth, shifting cultivation, illegal logging and inadequate reforestation have depleted the forests, leading to a Government-imposed ban in 1991 on nearly all logging activity in virgin forests, which for a period of time led to a decline of the forestry subsector.

In 2008, the agriculture, hunting, forestry and fishing sector grew by 3.2%, compared to growth of 4.7% in 2007. The decrease in the rate of growth was due in part to a slowdown in production of rice and corn as a result of unfavorable weather conditions and increases in fertilizer costs. Decreases in the production of livestock and other crops and in fishing also contributed to slower growth. Increased production of rice, sugarcane, banana, coconut, poultry and forestry products contributed to growth in the sector.

In 2009, the agriculture, hunting, forestry and fishing sector contracted by 0.7%, compared to growth of 3.2% in the previous year. Increases in fishing, poultry, livestock, banana, corn and coconut production were offset by decreases in the production of rice, other crops, sugarcane and forestry. The decreases in the production of agricultural crops, particularly rice, were due mainly to unfavorable weather conditions as a result of a tropical storm and typhoons.

Production in the agriculture, hunting, forestry and fishing sector contracted by 0.2% in 2010, compared with a decline of 0.7% in 2009. The contraction was due mainly to contractions in the production of rice, corn and sugar, which offset growth in other crops, poultry and livestock. Rice production declined by 2.4% in 2010, compared to a 1.2% contraction in 2009. The decline in rice production in 2010 was due to unfavorable weather conditions in certain major rice producing regions. As a result of El Niño, corn production declined by 8.9% in 2010, compared to a 1.4% growth in 2009. The fishing subsector contracted by 0.5% in 2010, a reversal from the 3.0% growth in 2009.

Production in the agriculture, hunting, forestry and fishing sector, which comprised approximately 11.5% of total GDP in 2011, grew by 2.7% in 2011, compared with a contraction of 0.2% in 2010. This reversal was due mainly to increased production of rice, sugarcane and corn. Rice production increased by 5.9% in 2011, compared to a contraction of 2.4% in 2010, due to the expansion and recovery of harvest areas from the adverse effects of the El Niño phenomenon in 2010. Sugarcane production increased by 59.7% in 2011, compared to a contraction of 15.7% in 2010, due to increased milling operations, demand for centrifugal sugar and improvements in the area harvested. These higher levels of production were partially offset by a 4.1% contraction in the fishing subsector in 2011, compared to a contraction of 0.5% in 2010, due to lower production of commercial and municipal fisheries products as a result of poor weather conditions in certain regions and higher fuel costs. Coconut production also declined by 1.7% in 2011, compared to a contraction of 0.6% in 2010, as a result of lower harvests. Forestry production grew by 58.3% in 2011, compared to a contraction of 31.3% in 2010.

Preliminary data indicate that production in the agriculture, hunting, forestry and fishing sector grew by 0.8% in the first six months of 2012, compared with growth of 6.3% in the first six months of 2011. The slowdown in growth was largely due to a decline in rice production in the first six months of 2012 that can be attributed to a flood that damaged rice farms in Davao and altered harvest schedules in Western Visayas, Cagayan Valley and the ARMM, and a decline in sugarcane production that stemmed from frequent rains that hampered harvesting in the provinces of Bukidnon, Davao del Sur and Lanao del Sur. These declines were offset by, among other factors, an increase in corn production that can be largely attributed to favorable weather conditions and greater usage of hybrid seeds leading to increases in yields.

Industry Sector

The industry sector consists of the mining and quarrying, manufacturing, construction, and electricity, gas and water supply subsectors. The industry sector contributed approximately 32.1% to GDP in 2011, compared to 32.2% in 2007, at constant market prices.

In 2008, the industry sector grew by 4.8%, compared to growth of 5.8% in 2007. Growth in the industry sector in 2008 was attributable to growth in the manufacturing, construction and electricity, gas and water supply subsectors. Manufacturing, the largest subsector in the industry sector, grew by 4.3% in 2008, compared to growth of 3.6% in 2007, due primarily to growth in the food and beverage industry. The growth in the food and beverage industry was largely attributable to increased private consumption. The construction subsector grew by 7.0% in 2008, compared to 14.6% growth in 2007, due to growth in private construction that was partially offset by a contraction in public construction in the first half of the year. Public construction recovered in the second half due to accelerated Government spending on infrastructure and other capital outlays. Growth in private construction resulted from sustained demand from overseas Filipinos, strong demand for residential and office spaces due to growth in business process outsourcing and the availability of favorable housing loan terms. The electricity, gas and water supply subsector grew by 6.8% in 2008, compared to 5.5% growth in 2007, due primarily to growth in the electricity and gas industry and higher electricity consumption in the industrial sector. The increased growth and higher consumption was due to the resilience of industrial production despite adverse global conditions. Growth in the services sector, strong private construction and an acceleration in manufacturing all contributed to higher demand for electricity. The decrease in the growth rate of the industry sector in 2008 was partially due to a contraction in the mining and quarrying subsector. The mining and quarrying subsector contracted by 1.4% in 2008, compared to growth of 18.6% in 2007, largely because of a contraction in gold, chromium and other metallic mining.

In 2009, the industry sector contracted by 1.9%, compared to growth of 4.8% in 2008, due mainly to contractions in the manufacturing and the electricity, gas and water supply subsectors. The manufacturing subsector contracted by 4.8% in 2009, compared to growth of 4.3% in 2008, due mainly to a contraction in the manufacture of petroleum products. The production of petroleum products decreased largely due to weak external and domestic demand largely as a result of the global financial crisis. The electricity, gas and water supply subsector contracted by 0.9% in 2009, compared to growth of 6.8% in 2008, primarily due to a contraction in power consumption of the industrial sector reflecting the continued impact of the global financial crisis on the operations of companies in the manufacturing subsector. Contractions in these subsectors of the industry sector in 2009 were partially offset by growth in the construction and mining and quarrying subsectors. The construction subsector grew by 6.8% in 2009, compared to 7.0% growth in 2008, primarily due to the implementation of the fiscal stimulus program by the Government, which resulted in increased public construction spending in the first half of the year. The mining and quarrying subsector grew by 16.1% in 2009, compared to a contraction of 1.4% in 2008, primarily due to a global increase in demand for metals and minerals, a corresponding increase in prices for metals in the international market and the completion of six new mining projects in the second half of 2009.

In 2010, the industry sector grew by 11.6%, a reversal from a contraction of 1.9% in 2009, due mainly to strong growth in the manufacturing subsector. The manufacturing subsector grew by 11.2% in 2010, compared to a contraction of 4.8% in 2009, largely as a result of increased production of radio, television and communications equipment, food products, chemical products, electrical machinery, petroleum and coal products and other miscellaneous manufactured products. As major economies began to recover from the global financial crisis, increased demand for semiconductors bolstered the Republic’s exports. Domestic improvements in private consumption, consumer confidence and OFW remittances also contributed to growth in the manufacturing subsector. The construction subsector grew by 14.3% in 2010, compared to growth of 6.8% in 2009. The continued growth in the construction subsector in 2010 was mainly the result of increases in private construction brought about by renewed investor confidence, which resulted in increased infrastructure projects. The electricity, gas and water supply subsector grew by 9.9% in 2010, compared to a contraction of 0.9% in 2009, as a result of stable consumption and strong demand from commercial users. The mining and quarrying subsector grew by 11.4% in 2010, compared to growth of 16.1% in 2009. This continued growth was due to increased production of nickel and non-metallic minerals. This increased production was largely due to the commencement of commercial operations of several metallic mines and increased production of existing mines in response to higher prices of metals and minerals in the global market.

In 2011, the industry sector, which comprised approximately 32.1% of total GDP in 2011, grew by 2.3%, compared with growth of 11.6% in 2010. The slower rate of growth was primarily attributable to a decline in public construction in the first three quarters of 2011 because of delays in the implementation of key infrastructure projects due to stricter project reviews and policy reforms, along with slower growth in private construction as compared with the heightened rate of growth in 2010. The manufacturing subsector grew by 4.7% in 2011, compared to growth of 11.2% in 2010. Growth in the manufacturing subsector was primarily the result of growth in the production of beverages, chemical and chemical products, paper and paper products and rubber and plastic products, which was partially offset by contractions in the production of tobacco, footwear, leather and leather products. The electricity, gas and water supply subsector grew by 0.6% in 2011, compared to growth of 9.9% in 2010, as a result of decreases in electricity, water and geothermal energy production. Production in electricity, water and geothermal energy decreased because of supply constraints and a maintenance-related shutdown of the Malampaya natural gas pipeline in October 2011. The mining and quarrying subsector grew by 7.0% in 2011, compared to growth of 11.4% in 2010. The growth in the subsector was largely due to an increase in production in the mining and production of other metals, crude oil, natural gas and condensate, which was partially offset by a contraction in stone quarrying and sand pits production. The increase in production of other metals, crude oil, natural gas and condensate was largely due to the commencement of operations of new mining projects.

Preliminary data indicate that production in the industry sector grew by 4.9% in the first six months of 2012, compared with growth of 2.7% in the first six months of 2011. The growth in the industry sector was primarily due to 5.0% growth in the manufacturing subsector. Growth in the manufacturing subsector was largely attributable to increased production of food products and several export-oriented products such as furniture, footwear and apparel, electrical machinery and non-metallic mineral products. The construction subsector grew by 7.1% in the first six months of 2012, compared to a contraction of 13.4% in the first six months of 2011, primarily due to increased production in public construction. Public construction increased due to early budget releases to various departments of the Government in response to the efforts of the Government to accelerate the implementation of infrastructure projects. The electricity, gas and water supply subsector grew by 7.3% in the first six months of 2012, compared with a contraction of 1.0% in the first six months of 2011, primarily due to growth in electricity, steam and water production. Production in these areas increased because of higher demand from households, industrial processing zones and business processing outsourcing centers. In addition, accelerated capital spending of the Maynilad Water Company resulted in a significant expansion of coverage that led to an increase in the gross billed volume of water.

Manufacturing Subsector.    The Republic’s manufacturing subsector comprises three major industry groups:

•	consumer goods, including the food, footwear and garment industries;

•	intermediate goods, including the petroleum, chemical and chemical product industries; and

•	capital goods, including the electrical machinery and electronics industries.

The following table presents, at constant 2000 market prices, the gross value added, which equals the value of sales minus the cost of raw material and service inputs, for the manufacturing sector by industry or industry group.

GROSS VALUE ADDED IN MANUFACTURING BY INDUSTRY GROUP

(AT CONSTANT MARKET PRICES)(1)

	2008	2009	2010	2011	2012(2)
	(Peso in millions)
Food manufacturing	447,843	467,301	479,445	494,349	274,094
Beverage industries	50,102	46,051	50,133	58,743	23,412
Tobacco manufacturing	10,861	10,952	5,968	4,844	1,342
Textile manufacturing	35,392	29,199	31,472	30,763	16,928
Wearing apparel	37,227	29,346	26,465	27,976	17,595
Footwear and leather and leather products	7,795	6,036	5,634	5,388	1,857
Wood, bamboo, cane and rattan articles	16,336	13,984	14,009	12,788	6,847
Paper and paper products	11,215	10,389	12,347	14,147	6,624
Publishing and printing	8,890	8,470	8,623	8,140	4,945
Petroleum and other fuel products	59,751	48,614	55,869	50,806	25,096
Chemical and chemical products	71,466	67,851	77,406	91,401	38,885
Rubber and plastic products	16,385	18,399	20,297	21,845	10,732
Non-metallic mineral products	27,196	29,190	32,058	32,991	16,566
Basic metal industries	28,154	23,252	26,024	25,869	7,096
Fabricated metal products	13,528	11,983	13,488	14,391	8,214
Machinery and equipment except electrical	18,425	16,291	19,752	19,908	9,218
Office, accounting and computing machinery	17,492	15,821	16,539	17,362	7,262
Electrical machinery and apparatus	24,575	22,932	30,399	32,515	18,577
Radio, television and communication equipment and apparatus	216,505	186,810	243,646	242,616	124,322
Transport equipment	22,094	24,554	31,580	29,565	13,395
Furniture and fixtures	18,937	16,875	20,185	39,326	24,038

Miscellaneous manufacturing	34,753	33,235	43,186	48,599	22,712

Gross value added in manufacturing	1,194,921	1,137,534	1,264,523	1,324,330	679,759

Sources: Economic and Social Statistics Office; National Statistical Coordination Board.

Notes:

(1)	Based on constant 2000 prices.

(2)	Preliminary data for the first six months of 2012.

In 2008, the manufacturing subsector recorded growth of 4.3%, compared to growth of 3.6% in 2007 due to accelerated growth in food manufacturing, fueled by an increase in sugar production. In addition to food manufacturing, manufacturing of beverages, footwear and wearing apparel, chemical and chemical products, and products of petroleum and coal all grew in 2008.

In 2009, the manufacturing subsector contracted by 4.8%, compared to growth of 4.3% in 2008. The reversal was mainly attributable to sluggish demand for manufactured exports as a result of the slowdown in the economic activities of the Republic’s trading partners.

The manufacturing subsector grew by 11.2% in 2010, compared to a contraction of 4.8% in 2009, as a result of stronger external trade and improvement in the domestic economy. Major contributors to manufacturing growth in 2010 were radio, television and communication equipment and apparatus, food manufacturing, chemical and chemical products, electrical machinery and apparatus, petroleum and other fuel products and miscellaneous manufacturing.

In 2011, the manufacturing subsector grew by 4.7%, compared to growth of 11.2% in 2010, primarily as a result of a 94.8% increase in furniture and fixtures, an 18.1% increase in chemical and chemical products, a 3.1% increase in food manufacturing and a 17.2% increase in beverage industries, partially offset by a 9.1% contraction in petroleum and other fuel products and a 6.4% contraction in transport equipment.

Preliminary data indicate that the manufacturing subsector grew by 5.0% in the first six months of 2012, compared with growth of 6.9% in the first six months of 2011.

Service Sector

The service sector includes the transport, storage and communications; trade and repair of motor vehicles, motorcycles, personal and household goods; financial intermediation; real estate, renting and business activities; public administration and defense, compulsory social security; and other services subsectors. The service sector remains the largest contributor to GDP, having contributed 56.4% to GDP at constant market prices in 2011, an increase from 54.9% in 2007.

In 2008, the service sector grew by 4.0%, compared to growth of 7.6% in 2007. The decrease in the growth rate was due to a slowdown in the trade and repair of motor vehicles, motorcycles, personal and household goods, financial intermediation, transport, storage and communications and other services subsectors. The trade and repair of motor vehicles, motorcycles, personal and household goods subsector grew by 1.4% in 2008, compared to 8.6% growth in 2007. The slower growth rate in 2008 was attributable to higher commodity and food prices, which led to a slowdown in the growth of personal consumption expenditures from 5.8% in 2007 to 4.7% in 2008. Growth in spending on food, which comprised more than 50% of total personal consumption, decreased to 4.6% in 2008 from 6.3% in 2007. Increased wholesale trade was the main driver for growth in the subsector. The financial intermediation subsector grew by 1.8% in 2008, compared to 10.2% growth in 2007. The lower growth rate in 2008 was attributable to the slowing global economy and rising inflation because of the impact of the U.S. financial crisis on investor sentiment in the domestic financial market. As a result, banks’ net income declined due to a slowdown in trading income. Transport, storage and communications grew by 3.9% in 2008, compared to 8.4% growth in 2007. The slower rate of growth in 2008 was attributable to increased fuel costs and a decrease in consumer demand for telecommunications services. Fuel prices rose partially because of political uncertainties in the Middle East that affected supply and resulted in oil price volatility, and partly because of the depreciation of the U.S. dollar. The other services subsector grew by 6.0% in 2008, compared to growth of 6.1% in 2007. The decrease in the growth rate was due to slower growth of educational services, as well as slower growth of hotel and restaurant, medical and health, and personal services. The reduced growth in each of these areas was reflective of a slowdown in private consumption. Growth in 2008 was attributable principally to the real estate, renting and business activities and other services subsectors. Growth in other services was due mainly to the growth of personal, recreational, medical and other services, albeit at a slower pace than in 2007. The real estate, renting and business activities subsector grew by 9.0% in 2008, compared to 7.9% growth in 2007, driven mainly by strong demand from retail markets as well as outsourcing firms.

In 2009, the service sector grew by 3.4% compared to 4.0% growth in 2008, largely as a result of the impact of the global financial crisis. The slower growth was primarily the result of a contraction in the transport, storage and communications subsector and slower growth in the real estate, renting and business activities subsector. The real estate, renting and business activities subsector grew by 4.1% in 2009, compared to growth of 9.0% in 2008. The slower growth rate in 2009 was primarily due to a 8.2% decline in the real gross value added of real estate. The real gross added value of real estate declined due to reduced business activities as a result of the global financial crisis. The transport, storage and communications subsector contracted by 0.1% in 2009, compared to 3.9% growth in 2008. The contraction in this subsector was attributable to the decline in the growth of water transport by 20.0%, which also affected the other services subsector. Growth in the service sector in 2009 was attributable principally to growth in the other services, real estate, renting and business activities, financial intermediation and public administration and defense, compulsory social security subsectors. The other services subsector grew by 6.5% in 2009, compared to growth of 6.0% in 2008 due to growth in recreational, cultural and sporting activities. The financial intermediation subsector grew by 5.5% in 2009, compared to 1.8% growth in 2008, driven mainly by increased bank lending supported by lower interest rates in the Republic. The public administration and defense, compulsory social security subsector grew by 6.1% in 2009, compared to 2.0% growth in 2008, primarily due to the stimulus program implemented by the Government in response to the global financial crisis.

The service sector grew by 7.2% in 2010, compared with growth of 3.4% in 2009, due mainly to growth in the trade and repair of motor vehicles, motorcycles, personal and household goods, other services, real estate, renting and business activities and financial intermediation subsectors. The trade and repair of motor vehicles, motorcycles, personal and household goods subsector grew by 8.4% in 2010, compared to growth of 1.4% in 2009, due mainly to growth in retail and wholesale trade. The other services subsector grew by 8.4% in 2010, compared to growth of 6.5% in 2009, due mainly to growth in recreational services, which include the broadcast media. Hotel and restaurant services, education, health and social work services also contributed to growth in the other services subsector. The real estate, renting and business activities subsector grew by 7.5% in 2010, compared to growth of 4.1% in 2009, primarily due to growth in renting and other business activities. The financial intermediation subsector grew by 10.1% in 2010, compared to growth of 5.5% in 2009. The increased rate of growth in these subsectors was partially offset by a slower growth rate in the public administration and defense, compulsory social security subsector, which grew by 5.8% in 2010, compared to growth of 6.1% in 2009. The slower growth in the public administration and defense, compulsory social security subsector in 2010 was due to the Government’s adoption of expenditure control mechanisms to manage the deficit.

The service sector grew by 5.1% in 2011, compared with growth of 7.2% in 2010. The slower growth rate was due mainly to slower growth rates in the trade and repair of motor vehicles, motorcycles, personal and household goods, financial intermediation and public administration and defense, compulsory social security subsectors. The real estate, renting and business activities subsector grew by 9.3% in 2011, compared with growth of 7.5% in 2010, mainly due to the continued expansion of real estate and renting activities. The transport, storage and communication subsector grew by 4.3% in 2011, compared to growth of 1.0% in 2010, due mainly to growth in communication services, storage services and land transport. Growth in these subsectors was partially offset by slower growth of 3.3% in the trade and repair of motor vehicles, motorcycles, personal and household goods subsector in 2011, compared with growth of 8.4% in 2010, as a result of a contraction in wholesale trade and in the maintenance and repair of motor vehicles, motorcycles, personal and household goods. Production in the wholesale trade and in the maintenance and repair of motor vehicles, motorcycles, personal and household goods subsectors contracted as a result of reduced demand for exports and imports. The financial intermediation subsector also experienced a slower growth rate of 5.2% in 2011, compared to growth of 10.1% in 2010. The slower growth rate was primarily the result of slower growth in banking institutions of 1.7% in 2011, compared with 11.6% growth in 2010. The growth of banking institutions slowed due to sustained industry consolidations. In addition, the public administration and defense, compulsory social security subsector only grew by 0.3% in 2011, compared to growth of 5.8% in 2010. This slower rate of growth was primarily due to increases in maintenance and operations expenditures and the release of the third tranche of salary increases mandated by the Salary Standardization Law III.

Preliminary data indicate that the service sector grew by 7.8% in the first six months of 2012, compared with growth of 4.7% in the first six months of 2011. This growth in the service sector was largely due to growth of 9.1% in the other services subsector, 9.6% in the transport, storage and communications subsector, 7.5% in the trade and repair of motor vehicles, motorcycles, personal and household goods subsector and 7.9% in the financial intermediation subsector.

Transport, Storage and Communications Subsector.    The geographically diverse nature of the Philippines makes it important to have well developed road, air and sea transportation systems. The Government has encouraged the private sector to provide basic transportation services and strengthen inter-regional and urban links. During the term of then President Arroyo, significant transportation projects included the Metro Rail Transit Project, the Metro Manila Skyway Project, the Manila-Cavite Expressway Project, the South Luzon Expressway Extension, the opening of the Iloilo International Airport and the opening of the Subic Bay Port.

The Philippine road network is the most important transportation system, spanning more than 220,000 kilometers. Over 7.1 million vehicles use the road network, including over 3.9 million vehicles for public use, principally in Metro Manila. Traffic remains congested in the National Capital Region, despite traffic management and various engineering measures. To ease traffic congestion the Government has built and continues to promote alternative road networks and mass rapid urban-transit-rail.

Use of Philippine rail facilities has declined largely because of the outdated facilities of the Philippine National Railways. To promote the use of rail facilities, the Government has constructed a three line light-rail transit system in Metro Manila, financed by a build, lease and transfer arrangement, and has plans to construct additional lines and extensions of existing lines.

Ten international airports and over 70 other facilities throughout the Republic help meet the Republic’s air transport needs. The Government plans to upgrade several major airports to international standards and generally to modernize air navigation and communications operations in the Republic.

The regulatory policy during the past decade has been to open the industry to competition, ensuring lower cargo passage rates and improving the quality of service. Among the significant transportation projects pursuant to President Aquino’s Public-Private Partnership program, ten transportation projects were identified as priority projects which were implemented beginning in 2011. These include, among others, the NAIA Expressway (Phase II), which will link the Metro Manila Skyway and the Manila-Cavite Coastal Expressway; the LRT Line 2 East Extension; the MRT/LRT Expansion Program; the Bohol Airport project and the upgrade to international standards of the existing Puerto Princesa Airport.

Faced with historical shortages of telephone lines and long waits for basic telephone service, especially outside Metro Manila, the Government liberalized the telecommunications industry in 1993 to intensify competition with the goal of substantially increasing the number of telephone lines and interconnections. The Government has continued to implement programs designed to provide telephone lines, exchanges and transmission facilities to underserved regions of the country.

Net Primary Income

Net primary income, known as “net factor income from abroad” prior to 2011, is a component of GNI but is not included in GDP. Net primary income is a significant factor in the Philippine economy, largely driven by OFW remittances. Net primary income includes estimates of the amount of compensation of OFWs, as well as investment income of OFWs from their properties. In 2007, 2008, 2009, 2010, 2011 and the first three months of 2012, net primary income accounted for 19.9%, 20.5%, 24.2%, 24.6%, 24.1% and 25.0% of the Republic’s GNI, respectively.

In 2008, net primary income grew by 8.4%, compared to growth of 4.4% in 2007. OFW remittances increased as demand for OFWs continued to grow in the education and healthcare sectors in North America and the construction sector in the Middle East. Higher remittance levels were partially offset by lower income from property investments in 2008 compared to 2007.

In 2009, net primary income grew by 25.0%, compared to growth of 8.4% in 2008. The increased rate of growth of net primary income was due mainly to increased OFW remittances, which was partially offset by a decline in property income.

In 2010, net primary income grew by 10.0%, compared to 25.0% growth in 2009. The slower growth was primarily due to an increased inflow of remittances from abroad. Total OFW remittances in 2010 were $18.8 billion, an increase of 8.2% from remittances of $17.3 billion in 2009. Growth in OFW remittances during this period was primarily attributable to continued deployment of both land-based and sea-based workers overseas.

In 2011, net primary income grew by 1.0%, compared to 10.0% growth recorded in 2010. The slower growth was primarily due to slower growth in remittances from abroad, resulting from the political crises in the Middle East and North Africa, as well as economic uncertainties in some developed countries. Total OFW remittances in 2011 were $20.1 billion, an increase of 7.2% from remittances of $18.8 billion recorded in 2010. Growth in OFW remittances during this period was primarily attributable to continued demand for land-based and sea-based workers overseas.

In the first six months of 2012, net primary income increased by 3.1% compared with a decrease of 0.6% in the first six months of 2011. The favorable trend in remittances resulted primarily from the strong global demand for professional and skilled Filipino workers and the continued expansion of Philippine banks’ remittance network abroad through additional partnerships with foreign banks, money transfer operators and other remittance agents.

Prices, Employment and Wages

Inflation

The Philippines reports inflation as the annual percentage change in the consumer price index (“CPI”), which measures the average price of a standard “basket” of goods and services used by a typical consumer. The NSO conducts a nationwide Family Income and Expenditure Survey every three years. Although the Government previously reported inflation figures based on both the 2000 CPI basket and the 2006 CPI basket, the 2006 CPI basket has been the official measure for inflation since January 2012.

The following table sets out the principal components of the 2006 CPI basket and their weights.

PRINCIPAL COMPONENTS OF THE 2006 CPI BASKET

Category	2006 CPI Basket
Food and non-alcoholic beverages, total	39.0%
Rice	8.9%
Alcoholic beverages and tobacco	2.0%
Non-food, total	59.0%
Clothing and footwear	3.0%
Housing, water, electricity, gas and other fuels	22.5%
Furnishings, household equipment and routine maintenance of the house	3.2%
Health	3.0%
Transport	7.8%
Communication	2.3%
Recreation and culture	1.9%
Education	3.4%
Restaurants and miscellaneous goods and services	12.0%

The following table sets out the CPI (based on the 2006 CPI basket) and the manufacturing sector’s equivalent, the producer price index (“PPI”), as well as the annual percentage changes in each index.

CHANGES IN CONSUMER AND PRODUCER PRICE INDEX

	2007	2008	2009	2010	2011	2012(1)
Consumer price index	102.9	111.4	116.0	120.5	126.1	128.5
Inflation rate	2.9%	8.3%	4.1%	3.9%	4.6%	3.0%
Producer price index for manufacturing(2)	168.4	175.2	172.8	164.3	165.8	168.5
Inflation rate	0.8%	4.1%	(1.4)%	(4.9)%	0.9%	0.9%

Source: National Statistics Office.

Notes:

(1)	As of June 30, 2012.

(2)	Based on the 2000 basket.

The average inflation rate for 2008 was 8.3%, higher than the average inflation rate of 2.9% in 2007. All major components of the CPI basket except communications recorded significantly higher annual prices, largely due to rising prices of food and energy in the global market.

The average inflation rate for 2009 was 4.1%, lower than the average inflation rate of 8.3% in 2008. In 2009, inflation among food items was lower than it was in the prior year as a result of improvement in global and domestic supply conditions. Additionally, price gains among domestic petroleum products were more limited than those that occurred in 2008.

The average inflation rate for 2010 was 3.9%, lower than the average inflation rate of 4.1% in 2009. The primary inflationary pressures in 2010 were increases in the prices of housing, water, electricity, gas and other fuels and transport, mainly due to increases in the prices of petroleum-related products.

The average inflation rate for 2011 was 4.6%, higher than the average inflation rate of 3.9% in 2010. All major commodity groups, except health and communications, registered higher annual prices. Additionally, as a result of weather-related disturbances in September and October of 2011, prices of food items also increased.

Average inflation in the first six months of 2012 was 2.8%, lower than the average inflation rate of 4.7% in the first six months of 2011. The lower average rate of inflation in the first half of 2012 was mainly due to limited increases in the prices of food and non-alcoholic beverages and health as compared with the corresponding period in 2011. Adequate domestic food supply was largely responsible for moderating increases in food prices.

The PPI for the manufacturing sector increased to 168.5 in the first six months of 2012, an increase of 0.9% from 166.9 in the corresponding period of 2011. The limited increase was mainly due to increases in the prices of paper and paper products, electrical machinery, and furniture and fixtures, while the price of beverages increased slightly in the first six months of 2012 as compared with a limited decrease in the corresponding period of 2011.

Employment and Wages

The following table presents selected employment information for various sectors of the economy.

SELECTED EMPLOYMENT INFORMATION

	2007	2008	2009	2010	2011	2012(1)
	(all figures in percentages except as indicated)
Labor force (in thousands)(2)(3)	36,213	36,805	37,891	38,893	40,006	40,644
Unemployment rate	7.3	7.4	7.5	7.3	7.0	6.9
Employment share by sector:
Agriculture, hunting, forestry and fishing sector	35.1	35.3	34.3	33.2	33.0	33.0
Industry sector
Mining and quarrying	0.4	0.5	0.5	0.6	0.6	0.7
Manufacturing	9.1	8.6	8.3	8.4	8.3	8.4
Construction	5.3	5.4	5.4	5.6	5.6	6.1
Electricity, gas and water supply	0.4	0.4	0.4	0.4	0.4	0.5

Total industry sector	15.3	14.8	14.5	15.0	14.9	15.6
Service sector
Transport, storage and communications	7.7	7.6	7.6	7.6	7.5	7.7
Trade and repair of motor vehicles, personal and household goods	18.9	18.9	19.2	19.5	19.9	19.0
Finance and housing(4)	3.7	3.9	4.1	4.3	4.6	4.4
Other services	19.2	19.5	20.2	20.5	20.2	20.3

Total service sector	49.6	49.9	51.1	51.8	52.1	51.4

Total employed	100.0	100.0	100.0	100.0	100.0	100.0

Sources: Bureau of Labor and Employment Statistics—Current Labor Statistics; National Statistics Office—Labor Force Survey.

Notes:

(1)	Figures represent the result of the April 2012 round of the Labor Force Survey. Employment figures by sector in 2012 are not directly comparable to those of prior years since the NSO adopted the 2009 Philippine Standard Industry Classification beginning in the January 2012 round of the Labor Force Survey, which differs from previous surveys that used the 1994 standard.

(2)	Does not include OFWs.

(3)	Figures generated using population projections based on the 2000 Census of Population and Housing.

(4)	Sum of financial intermediation, real estate, renting and business activities and public administration and defense, compulsory social security subsectors.

As of April 2012, the labor force in the Republic, not including OFWs, totaled 40.6 million people. Workers in the Republic are employed primarily in the service sector, such as wholesale and retail trade and repair of motor vehicles, motorcycles and personal and household goods, comprising 51.4% of the total employed in April 2012. Filipino workers in the agriculture, hunting, forestry and fishing sector comprised 33.0% of the total employed while the industry sector employed 15.6% of the total employed as of April 2012. Most Filipinos employed in the industry sector worked in the manufacturing subsector, constituting approximately 8.4% of the total labor force.

Regional tripartite bodies consisting of representatives of Government, businesses and workers establish minimum wage adjustments, which vary based on region and industry. Under Philippine law, minimum wage adjustments may only be increased once in any 12-month period. The minimum wages for workers in Metro Manila and the surrounding areas are the highest in the country. As of June 3, 2012, the minimum wage for non-agricultural workers in the Republic’s National Capital Region, which includes Metro Manila, was (Peso)446 per day, while for agricultural workers, the minimum wage was (Peso)409 per day. In other regions of the Republic, the minimum wage for non-agricultural workers ranges from (Peso)205 to (Peso)330 per day, while for agricultural workers the minimum wage ranges from (Peso)190 to (Peso)324 per day.

The Government defines unemployment to include all persons at least 15 years old without work who are seeking work and are also immediately available for work (excluding, for example, students seeking work who would not be able to immediately take on new employment). The average rate of unemployment in 2008 was 7.4%, compared to 7.3% in 2007. The increase in the unemployment rate from the previous year was attributed mainly to decreased employment in the industry sector, particularly in manufacturing. Unemployment remained high in urbanized areas, with the unemployment rate in the National Capital Region reaching 12.2% and the unemployment rate in CALABARZON, the region consisting of the provinces of Cavite, Laguna, Batangas, Rizal and Quezon, reaching 9.2%.

The average rate of unemployment in 2009 was 7.5%, an increase from the 7.4% average unemployment rate in 2008. The service sector continued to employ the highest number of persons in 2009, accounting for 51.1% of the total workforce of approximately 37.9 million (excluding OFWs) followed by the 34.3% employed in the agriculture, hunting, forestry and fishing sector and 14.5% in the industrial sector. In the National Capital Region the unemployment rate increased to 12.9% in 2009 from 12.2% in 2008, significantly higher than the national average.

In 2010, the labor force in the Republic, excluding OFWs, totaled approximately 38.9 million people. Workers in the service sector comprised 51.8% of the total workforce of the Republic, followed by the agriculture, hunting, forestry and fishing sector, which comprised 33.2% of the total workforce, and the industry sector, which comprised 15.0%. The average rate of unemployment in the Republic in 2010 was 7.3%, a decline from the 7.5% rate recorded in 2009.

In 2011, the labor force in the Republic, excluding OFWs, totaled approximately 40.0 million people. The average rate of unemployment in 2011 was 7.0%, a decrease from the 7.3% rate recorded in 2010. Workers in the Republic remained employed primarily in the service industries, such as wholesale and retail trade and repair of motor vehicles, motorcycles and personal and household goods. Workers in the service sector comprised 52.1% of the total employed of the Republic, followed by the agriculture, hunting, forestry and fishing sector, which comprised 33.0% of the total employed, and the industry sector, which comprised 14.9% of the total employed.

The unemployment rate as of April 2012 improved to 6.9%, compared to 7.2% as of April 2011. The largest groups of the unemployed included high school graduates (32.8%), followed by college graduates (21.0%) and college undergraduates (13.8%). The majority of the unemployed fall within the 15 to 24 years old demographic (51.7%). By region, the National Capital Region posted the highest unemployment rate at 10.4%, while the Cagayan Valley Region recorded the lowest unemployment rate at 2.8%.

Moreover, as of April 2012, the proportion of those persons who were already working but still wanted additional work decreased slightly to 19.3% from 19.4% in April 2011, or approximately 7.3 million employed persons (approximately 7.1 million employed persons in April 2011). A large percentage of the underemployed (those working fewer than 40 hours per week) were working in the agriculture, hunting, forestry and fishing sector (43.0%), followed by the service sector (40.2%) and industry sector (16.8%).

The following table presents employment information in the Republic by gender and age group:

PERCENTAGE DISTRIBUTION OF HOUSEHOLD POPULATION 15 YEARS OLD AND OVER BY EMPLOYMENT STATUS, BY GENDER AND AGE GROUP

	July 2012		July 2011
Gender and Age Group	Employed	Unemployed	Employed	Unemployed
Both sexes
15 – 24	18.9%	51.2%	18.6%	53.1%
25 – 34	26.5%	28.1%	26.6%	28.1%
35 – 44	23%	10.1%	23.1%	8.8%
45 – 54	17.8%	6.3%	17.9%	6.3%
55 – 64	9.7%	3.6%	9.8%	3.2%
65 and over	4.1%	0.7%	4.1%	0.6%

Total for all ages	100.0%	100.0%	100.0%	100.0%
Male	60.4%	62.1%	60.6%	62.6%
15 – 24	11.9%	29.3%	11.7%	30.3%
25 – 34	16.6%	18.4%	16.7%	18.4%
35 – 44	13.8%	6.8%	13.9%	6.1%
45 – 54	10.3%	4.6%	10.3%	4.8%
55 – 64	5.5%	2.6%	5.6%	2.6%
65 and over	2.3%	0.4%	2.3%	0.4%

Total for all ages	60.4%	62.1%	60.6%	62.6%
Female
15 – 24	7.0%	21.9%	6.8%	22.8%
25 – 34	9.9%	9.7%	9.9%	9.7%
35 – 44	9.2%	3.2%	9.2%	2.7%
45 – 54	7.5%	1.7%	7.5%	1.5%
55 – 64	4.2%	1.1%	4.2%	0.6%
65 and over	1.8%	0.3%	1.8%	0.2%

Total for all ages	39.6%	37.9%	39.4%	37.4%

Source: National Statistics Office

As of July 2012, 51.2% of the total unemployed population consisted of young people aged 15 to 24 years old, lower than the 53.1% recorded as of July 2011. In terms of gender, the female population consisted of 39.6% and 37.9% of the employed and unemployed workforce, respectively, as of July 2012, whereas the male population consisted of 60.4% and 62.1% of the employed and unemployed workforce, respectively, as of July 2012.

The NSCB publishes statistics on poverty in the Republic measured in terms of a per capita poverty threshold, which is the Government-determined minimum income required for a family or individual to meet basic food and non-food requirements. According to the NSCB, the proportion of the urban population with per capita income below the per capita poverty threshold increased from 11.1% in 2003 to 12.5% in 2006 to 12.8% in 2009. The proportion of the employed population with per capita income below the per capita poverty threshold increased from 20.5% in 2003 to 22.1% in 2006 to 22.4% in 2009. Among the factors contributing to income levels of families and individuals in the Republic falling below the poverty threshold during this period were rice price increases in 2008, the damage caused by typhoons “Ketsana” and “Parma” in 2009 and the job losses and reduced wages caused by the global financial crisis in 2008 and 2009.

Overseas Employment

Demand for Filipino workers continues to be strong despite the recent events in Europe, Japan and the Middle East. For the first half of 2012, approved job orders reached 395,336 jobs, of which 29.1% consisted of processed job orders for service, production, and professional, technical and related workers. The majority of processed job orders were intended for labor markets in Saudi Arabia, United Arab Emirates, Qatar, Kuwait and Taiwan.

Social Security System and Government Service Insurance System

The Republic does not pay any unemployment compensation or make any general welfare payments other than through the Social Security System and the Government Service Insurance System. The Social Security System provides private sector employees, including self-employed persons and their families, with protection against decreases in income due to disability, sickness, old age and death. Monthly contributions by covered employees and their employers, and investment income of the Social Security System, fund the system. The Social Security System invests its funds in Government securities and in domestic equity securities.

The Government Service Insurance System administers social security benefits for Government employees, including retirement benefits, life insurance, medical care and sickness and disability benefits. It also administers the self-insurance program for Government properties, such as buildings and equipment. The Government Service Insurance System also oversees loan programs, including housing loans for Government employees. Monthly contributions by covered employees and their employers fund the system. Government agencies must include in their annual appropriations the amounts needed to cover their share of the contributions and any additional premium required based on the hazardous nature of the work. The Government Service Insurance System invests its funds in a manner similar to the Social Security System.

Savings

The following table sets out gross national savings, total investment and the savings-investment gap as a percentage of GDP, as of December 31, 2009, 2010 and 2011.

NATIONAL SAVINGS AND INVESTMENTS

Item	2009	2010	2011
Gross national savings	48.9%	52.2%	49.7%
Gross domestic savings	15.5%	18.7%	17.2%
Foreign savings	32.3%	31.6%	27.5%
Investment	16.6%	20.5%	21.8%
Savings-investment gap	32.3%	31.6%	27.9%

Source: National Statistical Coordination Board.

Balance of Payments

Overview

Balance of payments figures measure the relative flow of goods, services and capital into and out of the country as represented in the current account and the capital and financial account. The current account tracks a country’s trade-in-goods, services, income and current transfer transactions. The capital and financial account includes the capital account, which covers all transactions involving capital transfers and acquisition or disposal of non-produced, non-financial assets, and the financial account, which covers all transactions associated with changes of ownership in the foreign financial assets and liabilities of an economy. A balance of payments surplus indicates a net inflow of foreign currencies, thereby increasing demand for and strengthening the local currency. A balance of payments deficit indicates a net outflow of foreign currencies, thereby decreasing demand for and weakening the local currency.

Revisions

In the case of import data, revisions to data for 2009 were made in accordance with the recommendations of the Inter-agency Committee on Trade Statistics (which consists of representatives from the Bangko Sentral, NSO, the NEDA, Bureau of Customs, Department of Trade and Industry, Philippine Economic Zone Authority, and the NSCB), and included valuation adjustments of imports under consignment arrangements, particularly for electronics and garments, and other imports not covered in the foreign trade statistics of the NSO, such as remittances in kind. These adjustments resulted in a wider trade deficit that consequently reduced the current account balance. In the case of remittances, OFW remittance statistics for 2003 were revised to categorize OFWs into residents and non-residents in accordance with the one-year residency rule recommended in the IMF’s BPM5. Under the BPM5 methodology, the residency of seasonal workers, such as OFWs, is classified according to the length of their intended stay in the host country. Generally, OFWs who are expected to be working abroad for less than one year are classified as Philippine residents and their gross earnings are reflected under the income account. On the other hand, OFWs who are expected to be working abroad for one year or more are classified as non-residents and their remittances are reflected under the current transfers account. Moreover, the new estimation methodology takes into account cash remittances made by OFWs through informal channels, as well as remittances-in-kind. Calculation of these cash remittances and remittances-in-kind are based on data from the NSO’s Survey of Overseas Filipinos. Trade credits are based on surveys and external debt reports, rather than the previous method of deriving trade receivables and payables from data on goods shipments and payments. Other changes involve the use of new databases, such as administrative records of government regulatory agencies, as well as records of international agencies.

With respect to imports and exports of goods, the balance of payments statistics released by Bangko Sentral are based on the trade-in-goods statistics compiled by the NSO. However, for purposes of inclusion in the overall balance of payments, the trade-in-goods statistics reported by the NSO are adjusted by Bangko Sentral to exclude temporary exports and imports and returned goods. This adjustment is intended to bring the balance of payments results in line with the IMF’s BPM5.

In September 2008, along with the balance of payments data for the second half of 2008, Bangko Sentral released revisions to the balance of payments data for 2007. The revisions mainly consisted of: (i) revision of the goods import and export figures to reflect adjustments made by the NSO; (ii) revision of investment income under the income account; and (iii) revision of portfolio investment and other investment assets to reflect the revised results of the Coordinated Portfolio Investment Survey. As a result of the revisions, goods exports increased to $49.5 billion in 2007 from the $49.3 billion originally reported. Goods imports increased to $57.9 billion from the $57.6 billion originally reported. The deficit in investment income grew to $3.9 billion from the $3.5 billion deficit originally reported. Assets under the portfolio investments account reversed to a deficit of $834 million from the $481 million surplus originally reported; while assets under the other investment account increased from $2.5 billion to $4.8 billion.

In September 2009, along with the balance of payments data for the first half of 2009, Bangko Sentral released revisions to the balance of payments data for 2008. The revisions mainly consist of: (i) revision of the goods import and export figures to reflect adjustments made by the NSO; (ii) revision of investment income under the income account; and (iii) revision of portfolio investment and other investment assets to reflect the revised results of the Coordinated Portfolio Investment Survey. As a result of the revisions, goods exports increased to $48.3 billion in 2008 from the $48.2 billion originally reported. Goods imports increased to $61.1 billion from the $60.8 billion originally reported. The deficit in investment income grew to $4.0 billion from the $3.9 billion deficit originally reported. The asset deficit under the portfolio investments decreased to a deficit of $789 million from a deficit of $1.0 billion originally reported; while the asset deficit under the other investment account increased from a deficit of $3.8 billion to $4.3 billion.

In September 2010, along with the balance of payments data for the first half of 2010, Bangko Sentral released revisions to the balance of payments data for 2009. The revisions consisted mainly of: (i) revision of goods import and export figures to reflect adjustments made by the NSO; (ii) revision of disbursements under the income account; (iii) revision of receipts and payments under the current transfers account; and (iv) revision of portfolio investment and other investment assets and liabilities to reflect the revised results of the Coordinated Portfolio Investment Survey. As a result of the revisions, goods exports increased to $37.6 billion in 2009 from the $37.5 billion originally reported, while goods imports increased to $46.5 billion from the $46.3 billion originally reported. Disbursements under the income account increased to $5.9 billion from the $5.8 billion originally reported. Receipts under the current transfers account increased to $16.9 billion from the $16.6 billion originally reported, while disbursements under the current transfers account decreased to $631 million from the $0.7 billion originally reported. Assets under the portfolio investments account increased to $2.7 billion from the $0.9 billion originally reported, while liabilities under the portfolio investments account decreased to $2.1 billion from the $2.3 billion originally reported. Assets under the other investments account decreased to $2.0 billion from the $3.1 billion originally reported, while liabilities under the other investments account decreased to a deficit of $775 million from the deficit of $2.1 billion originally reported.

The following table sets out balance of payments of the Republic for 2007 to 2011, and preliminary data for the first three months of 2012. On September 23, 2010, the Bangko Sentral revised the balance of payments statistics from 2009 onwards to reflect the revised treatment of SDR allocation. Prior to the adoption of the revised treatment, the allocation of SDRs was considered a non-transaction item, and therefore was not recorded in the balance of payments. With the implementation of the revised treatment, the SDR allocation is now treated as a transaction, particularly as a long-term liability of the monetary authority. As a result, the data included in this table may be different from previously reported data.

BALANCE OF PAYMENTS

	2007	2008	2009	2010(1)	2011(2)	2012(3)
	($ in millions)
Current account(4)	7,112	3,627	9,358	8,922	7,078	882

Goods and services	(6,142)	(11,725)	(6,728)	(8,231)	(11,857)	(2,924)
Total exports	59,278	57,970	48,624	64,843	62,681	16,826
Total imports	65,420	69,695	55,352	73,074	74,538	19,750
Goods	(8,391)	(12,885)	(8,842)	(10,966)	(15,450)	(3,995)
Exports	49,512	48,253	37,610	50,748	47,231	12,682
Imports	57,903	61,138	46,452	61,714	62,681	16,677
Services	2,249	1,160	2,114	2,735	3,593	1,071
Exports	9,766	9,717	11,014	14,095	15,450	4,144
Imports	7,517	8,557	8,900	11,360	11,857	3,073
Income	(899)	105	(193)	505	1,293	(256)
Receipts	5,351	5,973	5,712	6,093	6,987	1,829
Payments	6,250	5,868	5,905	5,588	5,694	2,085
Current transfers	14,153	15,247	16,279	16,648	17,642	4,062
Receipts	14,573	15,780	16,910	17,478	18,503	4,298
Payments	420	533	631	830	861	236
Capital and financial account	3,527	(1,649)	(1,627)	7,388	5,228	962

Capital account	24	53	104	98	171	41
Receipts	108	114	166	170	270	67
Payments	84	61	62	72	99	26
Financial account	3,503	(1,702)	(1,731)	7,290	5,057	921
Direct investment	(620)	1,285	1,604	682	1,253	696
Assets, residents’ investments abroad	3,536	259	359	616	9	154
Liabilities, non-residents’ investments in the Philippines	2,916	1,544	1,963	1,298	1,262	850
Portfolio investment	4,623	(3,627)	(625)	4,365	5,524	1,302
Assets, residents’ investments abroad	(834)	(789)	2,715	2,872	(395)	945
Liabilities, non-residents’ investments in the Philippines	3,789	(4,416)	2,090	7,237	5,129	2,247
Financial derivatives	(288)	(113)	32	(191)	1,002	59
Assets, residents’ investments abroad	(170)	(541)	(403)	(429)	(1,541)	(124)
Liabilities, non-residents’ investments in the Philippines .	(458)	(654)	(371)	(620)	(539)	(65)
Other Investment	(212)	753	(2,742)	2,434	(2,722)	(1,136)
Assets, residents’ investments abroad	4,840	(4,305)	1,967	2,773	3,252	418
Liabilities, non-residents’ investments in the Philippines.	4,628	(3,552)	(775)	5,207	530	(718)
Net unclassified items(5)	(2,082)	(1,889)	(1,310)	(2,002)	(2,127)	(601)

Overall balance of payments position(6)	8,557	89	6,421	14,308	10,179	1,243

Source: Department of Economic Statistics, Bangko Sentral.

Notes:

(1)	Revised to reflect: (a) late reports; (b) post-audit adjustments; and (c) final data from companies.

(2)	Preliminary data.

(3)	Preliminary data for the first three months of 2012.

(4)	Derived by deducting debit entries from credit entries excluding reserves.

(5)	Offsetting account to the overstatement or understatement in either receipts or payments of the recorded balance of payments components relative to the overall balance of payments position.

(6)	The overall balance of payments position is determined by deducting change in reserve liabilities from change in reserve assets.

Overall Balance of Payments Performance

In 2008, the overall balance of payments position of the Republic recorded a surplus of $89 million, which was considerably lower than the $8.6 billion overall surplus recorded in 2007. This overall change in the balance of payments position was mainly attributable to the deficit in the capital and financial account of $1.6 billion in 2008, which was a reversal from the surplus of $3.5 billion in 2007. In addition, the current account surplus of $3.6 billion in 2008 was 49.0% lower than the $7.1 billion surplus recorded in 2007. The sustained surplus in the current account was primarily attributable to the increase in net current transfers, which was attributable primarily to higher remittances and the surplus of net income flows. These developments were offset in part, however, by lower net services inflows and the higher trade-in-goods deficit.

In 2009, the overall balance of payments position of the Republic recorded a surplus of $6.4 billion, which was considerably higher than the $89 million overall surplus recorded in 2008. This higher balance of payments surplus was mainly attributable to the higher surplus in the current account of $9.4 billion for 2009, which was substantially higher than the $3.6 billion surplus recorded in 2008 due primarily to a 42.6% decrease in the trade-in-goods deficit. The capital and financial account recorded a deficit of $1.6 billion in 2009, in line with the deficit of $1.6 billion recorded in 2008.

In 2010, the overall balance of payments position of the Republic recorded a surplus of $14.3 billion, substantially higher than the $6.4 billion surplus recorded in 2009. The higher surplus was primarily the result of the reversal in the capital and financial account from a net outflow to a net inflow, despite a lower surplus in the current account. The capital and financial account recorded net inflows of $7.4 billion in 2010, compared to a $1.6 billion net outflow in 2009. The current account recorded a surplus of $8.9 billion in 2010, compared to a $9.4 billion surplus in 2009. These surpluses were partially offset by an outflow of $2.0 billion in net unclassified items in 2010, compared to a net outflow of $1.3 billion in 2009.

In 2011, the overall balance of payments position of the Republic recorded a surplus of $10.2 billion, which was 28.9% lower than the $14.3 billion surplus recorded in 2010, reflecting the weaker performance of both the current and capital and financial accounts. The capital and financial account recorded a net inflow of $5.2 billion in 2011, representing a decrease of 29.2% from the $7.4 billion surplus recorded in 2010. The current account recorded a $7.1 billion surplus in 2011, a 20.7% reduction from the $8.9 billion surplus in 2010 due to resilient remittances, strong revenues from BPO services and higher income receipts, which partially offset a higher trade-in-goods deficit.

In the first three months of 2012, preliminary data indicate that the overall balance of payments position of the Republic recorded a surplus of $1.2 billion which was 64.4% lower than the surplus of $3.5 billion in the corresponding period of 2011, primarily as a result of lower surpluses in both the capital and financial account and in the current account. The capital and financial account recorded a surplus of $962 million in the first three months of 2012, which was 73.7% lower than the $3.7 billion surplus recorded in the first three months of 2011. The current account recorded a surplus of $882 million in the first three months of 2012, which was 8.1% lower than the surplus of $960 million recorded in the corresponding period of 2011.

Current Account

In 2008, the current account recorded a surplus of $3.6 billion, a decrease of approximately 49.0% from a surplus of $7.1 billion recorded in the previous year. The lower surplus was mainly the result of the trade-in-goods deficit in 2008, which increased to $12.9 billion from an $8.4 billion deficit in 2007 due to higher levels of imports of all major commodities and a contraction in the exports of goods. A lower net inflow from services, which declined by 48.4% to $1.2 billion in 2008 from $2.2 billion in 2007, also contributed to the decrease in the current account surplus. These developments offset improvements in net current transfer receipts of $15.2 billion in 2008, which was a 7.0% increase from the $14.2 billion recorded in 2007.

In 2009, the current account recorded a surplus of $9.4 billion, a significant increase from the $3.6 billion surplus recorded in 2008. The higher surplus was mainly the result of higher net receipts from current transfers, which increased 6.8% to $16.3 billion in 2009 from $15.2 billion in 2008 as a result of higher OFW remittances, a lower trade-in-goods deficit, which decreased 31.4% to $8.8 billion in 2009 from $12.9 billion in 2008, and a higher trade-in-services surplus, which substantially increased to $2.1 billion in 2009 from $1.2 billion in 2008. These developments were partially offset by the $193 million deficit recorded in the income account in 2009, a decrease from the surplus of $105 million recorded in 2008.

In 2010, the current account recorded a surplus of $8.9 billion, 4.7% lower than the $9.4 billion surplus recorded in 2009. The lower surplus was primarily the result of a higher trade-in-goods deficit, which was partially offset by a higher trade-in-services surplus and a reversal in the income account from net payments to net receipts. In 2010, the trade-in-goods deficit increased by 24.0% to $11.0 billion from a deficit of $8.8 billion recorded in 2009. The trade-in-services surplus grew by 29.4% to $2.7 billion in 2010 from a surplus of $2.1 billion recorded in 2009. Net receipts from current transfers increased by 2.3% to $16.6 billion in 2010 from the $16.3 billion recorded in 2009. In 2010, the net income account recorded a surplus of $505 million, a reversal of the $193 million deficit recorded in 2009.

In 2011, the current account recorded a surplus of $7.1 billion, 20.7% lower than the $8.9 billion surplus recorded in 2010. The lower surplus was primarily the result of a higher trade-in-goods deficit, which was partially offset by higher positive balances in the services, income and current transfers accounts. In 2011, the trade-in-goods deficit increased to $15.5 billion, 40.9% higher than the $11.0 billion deficit recorded in 2010. The trade-in-services surplus increased by 31.4% to $3.6 billion in 2011, from a surplus of $2.7 billion recorded in 2010. Net receipts from current transfers increased by 6.0% to $17.6 billion in 2011, from the $16.6 billion recorded in 2010. This increase was largely due to the 5.5% increase in remittances of OFWs, which reached $17.1 billion in 2011. The net income account recorded a surplus of $1.3 billion in 2011, from a $505 million surplus recorded in 2010.

Preliminary data indicate that in the first three months of 2012, the current account recorded a $882 million surplus, 8.1% lower than the $960 million surplus recorded in the first three months of 2011. The surplus in the current account was sustained by net receipts in current transfers and services, which more than compensated for the higher net payments in the income account and the widening of the trade-in-goods deficit.

Goods Trade.    Trading in goods significantly affects the Philippine economy. From 2007 to 2011, exports (as reported by the NSO) were equal to an average of 9.6% of the country’s GDP and imports were equal to an average of 24.4% of GDP.

A significant proportion of exports depends on imported raw materials or other inputs, rendering the country’s exports vulnerable to any import decline resulting from a peso depreciation. See “—Monetary System—Foreign Exchange System.”

In 2008, the trade-in-goods deficit widened to $12.9 billion, a 53.6% increase from the deficit of $8.4 billion recorded in 2007. The increase in the deficit was mainly due to the combined effects of growth in imports and contraction in exports of goods in 2008. Import growth was 5.6% in the year, compared to 8.7% growth in 2007, as a result of an overall increase in payments for mineral fuels and lubricants and consumer goods and higher raw material costs globally. The higher deficit was also attributable to exports of goods contracting by 2.5% in 2008, a reversal from 6.4% growth for the same period in 2007 as a result of the slowdown in developed economies due to the global economic downturn. Though the rate of import growth slowed, there was nevertheless an increase in the imports of all major import commodities in 2008, with purchases of consumer goods and mineral fuels and lubricants posting growth rates of 41.7% and 29.2%, respectively.

In 2009, the trade-in-goods deficit decreased to $8.9 billion, a 31.4% decrease from the $12.9 billion deficit recorded in 2008. The lower deficit was due mainly to the decrease in imports exceeding the decrease in exports in 2009 as a result of the global trade. Exports of goods decreased by 22.1% in 2009 compared to 2008 levels, as all major export commodities, except sugar and related products, declined. Imports of goods decreased by 24.0% in 2009 compared to 2008 levels, as all major import commodities contracted as a result of lower global prices for most commodities. The negative trade performance in 2009 resulted from the decline of world trade following the global economic and financial crisis.

In 2010, the trade-in-goods deficit increased to $11.0 billion, a 24.0% increase from the $8.8 billion deficit recorded in 2009. The increased deficit resulted mainly from a 32.9% increase in imports compared to 2009 levels, which was partially offset by a 39.9% increase in exports, with imports of all major commodity groups increasing in 2010.

In 2011, the trade-in-goods deficit increased to $15.5 billion, a 40.9% increase from the $11.0 billion deficit recorded in 2010. The increased deficit was due largely to a contraction in the level of exports combined with continued expansion in the country’s purchases of foreign goods. Exports of goods decreased by 6.9% in 2011, compared to 2010 levels, while imports of goods increased by 1.6% in 2011 as compared to 2010 levels. The country’s merchandise exports in 2011 declined largely to the general slowdown of the global economy and the supply chain disruptions caused by the earthquake in Japan and flooding in Thailand.

In the first three months of 2012, the trade-in-goods deficit was $4.0 billion, 2.2% lower than the trade-in-goods deficit of $3.9 billion for the same period in 2011.

Exports of Goods.    The following tables set out the Republic’s exports of goods by major commodity group and destination, as reported by the NSO and adjusted by the BSP.

EXPORTS BY MAJOR COMMODITY GROUPS

	Annual					Growth Rates	Q1		Growth Rates	Percentage of Total Exports
Commodities	2007	2008	2009	2010	2011(1)	2011	2011(1)	2012(2)	2012(2)	2007	2011
	($ in millions, except percentages)
Agricultural products
Coconut products	946	1,348	801	1,508	1,784	18.3	537	328	(38.9)	1.9%	3.8%
Sugar and sugar products	88	80	112	52	390	650.0	23	48	108.7	0.2	0.8
Fruits and vegetables	750	735	701	654	985	50.6	199	247	24.1	1.5	2.1
Other agro-based products	521	612	529	708	854	20.6	187	203	8.6	1.0	1.8

Total agricultural based products	2,305	2,775	2,143	2,922	4,013	37.3	946	826	141	4.6	8.4

Forest products	34	34	33	28	50	78.6	6	9	50.0	0.1	0.1
Mineral products	2,605	2,498	1,470	1,929	2,657	37.7	513	487	(5.1)	5.2	5.5
Petroleum products	1,109	1,240	293	371	648	74.7	151	124	(17.9)	2.2	1.3
Manufacturing
Electronic products	31,085	28,502	22,182	31,080	23,796	(23.4)	6,396	6,750	5.5	61.6	49.5
Other electronics	1,158	1,426	1,417	1,473	1,448	(1.7)	386	430	11.4	2.3	3.0
Garments	2,309	1,952	1,541	1,722	1,911	11.0	470	476	1.3	4.6	4.0
Textile yarns/fabrics	209	194	147	169	184	8.9	44	45	2.3	0.4	0.4
Footwear	31	31	22	9	13	44.4	3	3	0.0	0.1	0.0
Travel goods and handbags	104	95	66	71	40	(43.7)	4	22	450.0	0.2	0.1
Wood manufacturing	770	918	821	1,029	1,684	63.7	348	468	34.5	1.5	3.5
Furniture and fixtures	241	221	138	152	165	8.6	37	38	2.7	0.5	0.3
Chemicals	1,032	1,130	978	1,577	1,901	20.5	504	435	(13.7)	2.0	4.0
Non-metallic mineral manufacturing	223	211	156	162	177	9.3	47	41	(12.8)	0.4	0.4
Machinery and transport equipment	1,857	2,116	1,950	2,574	2,779	8.0	768	1,036	34.9	3.7	5.8
Processed food and beverages	728	943	987	1,098	1,189	8.3	267	329	23.2	1.4	2.5
Iron and steel	265	263	124	163	203	24.5	41	47	14.6	0.5	0.4
Baby carriages, toys, games and sporting goods	152	143	128	168	187	11.3	37	43	16.2	0.3	0.4
Basketwork, wickerwork, and other articles of plaiting materials	56	42	38	43	46	7.0	12	13	8.3	0.1	0.1
Miscellaneous	342	331	291	337	423	25.5	100	122	22.0	0.7	0.9
Others	2,393	2,480	2,618	3,584	3,622	1.1	917	872	(4.9)	4.7	7.5

Total Manufacturing	42,956	40,999	33,605	45,411	39,767	(12.4)	10,382	11,171	7.6	85.1	82.8
Special transactions	1,458	1,530	890	835	907	8.6	218	259	18.8	2.9	1.9

Total exports (per NSO)	50,465	49,077	38,436	51,496	48,042	(6.7)	12,218	12,876	5.4	100.0%	100.0%
Less adjustments (coverage and conceptual)	(953)	(824)	(826)	(748)	(811)	(8.4)	(197)	(194)

Total exports (BPM5)	49,512	48,253	37,610	50,748	47,231	(6.9)	12,021	12,682

Source: Department of Economic Statistics, Bangko Sentral.

Notes:

(1)	Preliminary data.

(2)	Preliminary data for the first three months of 2012.

EXPORT OF GOODS BY DESTINATION

							Percentage of Total Exports
Country	2007	2008	2009	2010	2011(1)	2012(2)	2007	2011(1)
	($ in millions, except percentages)
United States	8,594	8,207	6,789	7,559	7,092	2,019	17.0%	14.8%
European Union	8,581	8,500	7,949	7,401	5,949	1,669	17.0	12.4
Japan	7,303	7,706	6,207	7,840	8,865	2,188	14.5	18.5
PRC.	5,750	5,469	2,934	5,724	6,102	1,822	11.4	12.7
Hong Kong	5,804	4,987	3,213	4,336	3,699	1,249	11.5	7.7
South Korea,	1,784	2,523	1,828	2,243	2,196	433	3.5	4.6
Singapore	3,139	2,607	2,477	7,319	4,278	1,098	6.2	8.9
Republic of China (Taiwan)	1,973	1,862	1,325	1,752	2,003	476	3.9	4.2
South East Asia(3)	4,884	4,477	3,358	4,217	4,348	1,143	9.7	9.1
Others	2,653	2,739	2,356	3,105	3,510	779	5.3	7.1

Total	50,465	49,077	38,436	51,496	48,042	12,876	100.0%	100.0%

Source: National Statistics Office

Notes:

(1)	Preliminary data.

(2)	Preliminary data for the first three months of 2012.

(3)	Includes Malaysia, Indonesia, Thailand, Brunei, Vietnam, Myanmar and Laos.

Exports of goods, as reported by the NSO, increased by 6.4% in 2007, decreased by 2.8% in 2008 and 21.7% in 2009, increased by 34.0% in 2010 and decreased by 6.7% in 2011. As a percentage of total exports, manufactured goods decreased from 85.1% in 2007 to 82.8% in 2011. This decrease was primarily a result of a decrease in exports of electronic products as a proportion of total exports from 61.6% in 2007 to 49.5% in 2011. Exports of garments as a proportion of total exports also decreased from 4.6% in 2007 to 4.0% in 2011 primarily due to increased international competition and a general decline in global demand. These decreases were partially offset by an increase as a percentage of total exports, in machinery and transport equipment from 3.7% in 2007 to 5.8% in 2011. Exports of agricultural based products, including coconut products, sugar products and fruits and vegetables, also increased as a proportion of total exports from 4.6% in 2007 to 8.4% in 2011.

The United States accounted for, on average, 16.2% of total exports from 2007 to 2011. Japan accounted for, on average, 16.0% of total exports over the same period. In 2007, exports to the United States and Japan accounted for 17.0% and 14.5% of total exports, respectively. In 2011, exports to Japan increased to 18.5% of total exports, while exports to the United States decreased to 14.8% of total exports. The Republic aims to diversify its export markets and increase its exports to other countries, particularly ASEAN countries. The Republic is a party to the ASEAN Free Trade Agreement, which provides for reduced tariffs among ASEAN nations as well as plans for intra-regional investments, industrial linkages and banking and financial integration.

In 2008, according to NSO data, total exports of goods decreased by 2.8% to $49.1 billion from $50.5 billion in 2007. The decrease was mainly attributable to a 4.6% decline of total exports of manufactured products to $41.0 billion in 2008 from $43.0 billion in 2007. Manufactured goods comprised 83.5% of total exports in 2008. Total electronics shipments, which comprise the majority of manufactured products exports, were $29.9 billion in 2008, a decrease of 7.2% from the $32.2 billion in 2007, due mainly to decreases in exports of semiconductors and consumer electronics. The decrease in manufacturing exports was partially offset by higher shipments of petroleum products and agriculture products, which grew by 11.8% and 20.4% in 2008, respectively. The overall decline in export growth of 2.8% in 2008 was a reversal from 4.1% growth in the first nine months of the year and is attributable to the sharp downturn in the global economy in the fourth quarter.

In 2009, according to NSO data, total exports of goods decreased by 21.7% to $38.4 billion from the $49.1 billion recorded in 2008, as exports of all major export commodities declined except sugar and related products. The decrease was mainly attributable to an 18.0% decline in total exports of manufactured products to $33.6 billion in 2009 from the $41.0 billion recorded in 2008. Manufactured goods comprised 89.3% of total exports in 2009. Total electronics exports, which comprised the majority of manufactured products exports, were $23.6 billion in 2009, a decrease of 21.2% from the $29.9 billion recorded in 2008, due mainly to the weaker demand for electronic products as result of the global economic crisis. The declines in exports of petroleum products, mineral products, other agricultural products, coconut products and fruits and vegetables, due mainly to the global economic crisis, also contributed to the decrease of total exports of goods in 2009.

In 2010, total exports of goods increased 34.0% to $51.5 billion, from the $38.4 billion recorded in 2009. The increase was attributable mainly to increased revenues from the export of manufactured products. Exports of manufactured products increased by 35.1% to $45.4 billion in 2010, from the $33.6 billion recorded in 2009, primarily as a result of higher shipments of electronic products, which increased 40.1% from $22.2 billion in 2009 to $31.1 billion in 2010. Increases in exports of coconut products and mineral products, among others, also contributed to the increase in total export of goods in 2010.

In 2011, total exports of goods as reported by NSO contracted by 6.7% to $48.0 billion, compared to the $51.5 billion recorded in 2010. This decrease was mainly attributable to decreased exports of manufactured goods. Exports of manufactured goods, which comprised 82.8% of total exports, contracted 12.4% to $39.8 billion in 2011, compared to growth of 35.1% in 2010, reflecting lower demand for electronic products. Total electronics exports decreased 23.4% from $31.1 billion in 2010 to $23.8 billion in 2011. Increases in exports of mineral products, petroleum products and coconut products partially offset the declines in exports of manufactured products.

In the first three months of 2012, according to preliminary NSO data, total exports of goods grew by 5.4% to $12.9 billion as compared to $12.2 billion in the first three months of 2011. The increase in exports was largely driven by increases in electronic products, which accounted for the largest proportion of total exports during the period. Increases in the exports of machinery and transport equipment and wood manufacturing also contributed to the overall increase in total exports of goods in the first three months of 2012. These increases were partially offset by a decrease in coconut products exports during the period.

Imports of Goods.    The following tables set out the sources of the Philippines’ imports of goods by commodity group and by country.

IMPORTS OF GOODS BY COMMODITY GROUP

	Annual					Growth Rates	Q1		Growth Rate	Percentage of Total Imports
Commodities	2007	2008(1)	2009	2010	2011(2)	2011	2011(2)	2012(3)	2012(3)	2007	2011
	($ in millions, except percentages)
Capital goods	9,711	9,309	7,675	9,646	9,971	3.4	2,395	2,863	19.5	16.8%	16.1%
Raw materials and intermediate goods
Unprocessed raw materials	1,652	1,911	2,366	2,530	2,552	0.9	710	670	(5.6)	2.9	4.1
Semi-processed raw materials	31,277	29,607	22,888	31,122	29,260	(6.0)	8,099	7,302	(9.8)	54.3	47.1

Raw materials and intermediate goods	32,930	31,517	25,254	33,652	31,812	(5.5)	8,809	7,972	(9.5)	57.1	51.2

Mineral fuels and lubricants	9,593	12,395	7,361	9,589	12,463	30.0	2,824	3,870	37.0	16.6	20.1
Consumer goods
Durable	2,032	2,393	2,332	2,957	3,212	8.6	769	820	6.6	3.5	5.2
Non-durable	2,636	4,223	3,092	4,452	3,774	(15.2)	831	887	6.7	4.6	6.1

Total consumer goods	4,668	6,615	5,424	7,409	6,986	(5.7)	1,599	1,707	6.8	8.1	11.3

Other	738	719	586	865	863	(0.2)	191	148	(22.5)	1.3	1.4

Total imports(4)	57,640	60,555	46,300	61,159	62,094	1.5	15,819	16,560	4.7	100.0%	100.0%

Conceptual and coverage adjustments(5)	263	583	152	555	587	5.8	110	117	6.4

Total imports (BPM5)	57,903	61,138	46,452	61,714	62,681	1.6	15,929	16,677	4.7

Source: Bangko Sentral.

Notes:

(1)	The import data for 2008 have been revised by the NSO. Please see “Balance of Payments—Revisions” for a more detailed discussion of recent and pending revisions to previously reported data for 2008.

(2)	Preliminary data.

(3)	Preliminary data for the first three months of 2012.

(4)	Includes valuation adjustments to NSO data.

(5)	Conceptual adjustments reflect the exclusion of returned goods and temporary exports, in accordance with the IMF’s BPM5, while coverage adjustments reflect the inclusion of exports of goods that are not captured in the data sourced from the NSO’s foreign trade statistics.

IMPORTS OF GOODS BY SOURCE

							Percentage of Total Imports
Country	2007	2008	2009(1)	2010	2011	2012(2)	2007	2011
	($ in millions, except percentages)
Japan	6,842	6,604	5,351	6,744	6,516	2,796	12.3%	10.8%
United States	7,835	7,221	5,113	5,887	6,536	2,716	14.1	10.8
Southeast Asia(3)	6,656	8,432	7,235	10,303	9,437	3,789	12.0	15.5
Hong Kong	2,219	1,958	1,457	1,470	1,510	611	4.0	2.5
Saudi Arabia	3,526	5,032	1,531	2,408	3,224	1,612	6.4	5.4
Taiwan	4,062	3,835	3,014	3,676	4,209	1,833	7.3	6.9
Republic of Korea	3,278	2,962	3,005	3,833	4,420	2,059	5.9	7.3
Australia	717	902	732	839	1,071	538	1.3	1.8
Federal Republic of Germany	1,244	1,064	954	1,112	1,419	570	2.2	2.4
PRC	4,001	4,246	3,807	4,628	6,085	2,613	7.2	10.1
Others(4)	15,134	14,490	10,893	14,032	16,068	6,523	27.3	26.6

Total(5)	55,516	56,746	43,092	54,932	60,496	25,660	100.0%	100.0%

Source: National Statistics Office.

Notes:

(1)	Total import figures for 2009 were revised in September 2010. Please see “Balance of Payments—Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(2)	Preliminary data for the first three months of 2012.

(3)	Includes only Malaysia, Indonesia, Thailand, Brunei, Vietnam, Myanmar and Laos.

(4)	Includes over 160 other countries from which the Republic imports goods, including Singapore, the United Arab Emirates, the Russian Federation, France, India, New Zealand, Canada, Belgium, Qatar and the Netherlands.

(5)	Total imports as reported by the NSO differ from those reported by Bangko Sentral because the two departments use different measurement standards. Since 1999, the NSO’s import data have been adjusted to exclude goods shipped without change in ownership, to include valuation adjustment in raw material imports for electronics and garments exports and to include other imported goods.

In 2008, according to NSO data, imports of goods expanded by 5.1% to $60.6 billion from $57.6 billion in 2007. The increase in imports was attributable primarily to higher purchases of mineral fuels and lubricants, which grew by 29.2% to $12.4 billion in 2008 from $9.6 billion in 2007, due primarily to an increase in global oil prices from late 2007 until mid 2008, and a corresponding increase in petroleum imports. Imports of consumer goods increased by 41.7% to $6.6 billion in 2008 from $4.7 billion in 2007, primarily due to significant increases in rice imports and the increasing price of rice. Rice imports increased following the Government’s and private sector’s attempts to buffer an anticipated deficiency in domestic rice stocks. Imports of raw materials and intermediate goods decreased by 4.3% to $31.5 billion in 2008 from $32.9 billion in 2007. The decrease was primarily due to a decrease in demand for imports of semi-processed raw materials, particularly materials used for the manufacture of electrical equipment. Capital goods imports also decreased by 4.1% from $9.7 billion in 2007 to $9.3 billion in 2008.

In 2009, according to NSO data, imports of goods decreased by 23.5% to $46.3 billion from the $60.6 billion recorded in 2008, as imports of all major import commodities contracted as a result of weak international prices for most commodities. In particular, imports of semi-processed raw materials decreased by 22.7% to $22.9 billion in 2009 from the $29.6 billion recorded in 2008, due mainly to a decline in imports of raw materials needed for the manufacture of electronics goods as a consequence of diminished global demand for electronic products in 2009. Imports of mineral fuels and lubricants also decreased by 40.6% to $7.4 billion in 2009 from the $12.4 billion recorded in 2008, due mainly to the decline in the volume and price of petroleum crude imports.

In 2010, according to NSO data, total imports of goods increased 32.1% to $61.2 billion, compared to the $46.3 billion recorded in 2009. The increase was mainly driven by a 36.0% increase in imports of semi-processed raw materials to $31.1 billion in 2010 from $22.9 billion in 2009 largely reflecting imported materials for electronics manufacturers. Additionally, imports of mineral fuels and lubricants increased by 30.3% to $9.6 billion in 2010, compared with $7.4 billion in 2009.

In 2011, total imports of goods as reported by NSO increased 1.5% to $62.1 billion, compared to the $61.2 billion recorded in 2010. This increase was primarily attributable to an increase in imports of mineral fuels and lubricants. Imports of mineral fuels and lubricants increased 30.0% to $12.5 billion in 2011, compared to the $9.6 billion recorded in 2010, primarily as a result of increased imports of crude petroleum, coal, coke, and other mineral fuels and lubricants. Imports of capital goods also increased 3.4% to $10.0 billion in 2011, compared to $9.6 billion in 2010, primarily as a result of increased imports of telecommunication equipment and electrical machinery, power generating equipment and specialized machinery. These increases offset decreases in the imports of raw materials and intermediate goods and total consumer goods.

In the first three months of 2012, according to preliminary NSO data, total imports of goods decreased by 1.5% to $15.5 billion from $15.7 billion in the first three months of 2011. This decrease was driven mainly by a 50.5% decrease in imports of materials for electrical manufactures, which decreased as a result of a decline in the global prices of electronics. The decrease in imports in the first three months of 2012 was partially offset by a 15.5% increase in imports of capital goods and a 6.8% increase in imports of consumer goods. Imports of mineral fuels and lubricants also increased in the first quarter of 2012 due mainly to the higher prices in the international market.

Services Trade.    The following table sets out the Republic’s services trade by sector compiled in accordance with the BPM5 framework for the periods indicated.

SERVICES TRADE

	2007	2008	2009	2010(1)	2011(2)	2012(3)
	($ in millions)
Total services trade	2,249	1,160	2,114	2,735	3,593	1,071

Exports	9,766	9,717	11,014	14,095	15,450	4,144
Imports	7,517	8,557	8,900	11,360	11,857	3,073
Transportation	(2,521)	(2,914)	(2,508)	(3,614)	(3,537)	(927)

Exports	1,323	1,295	1,153	1,351	1,322	378
Imports	3,844	4,209	3,661	4,965	4,859	1,305
of which: Passenger	195	29	(30)	(180)	(112)	(3)
Exports	587	525	523	598	644	194
Imports	392	496	553	778	756	197
of which: Freight	(2,712)	(2,939)	(2,258)	(2,921)	(2,988)	(800)
Exports	503	482	374	507	472	128
Imports	3,215	3,421	2,632	3,428	3,460	928
of which: Other	(4)	(4)	(220)	(513)	(437)	(124)
Exports	233	288	256	246	206	56
Imports	237	292	476	759	643	180
Travel	3,270	442	(368)	(786)	(494)	(34)

Exports	4,933	2,499	2,330	2,630	3,152	862
Imports	1,663	2,057	2,698	3,416	3,646	896
Communication services	418	257	231	151	119	(4)

Exports	517	404	354	305	391	69
Imports	99	147	123	154	272	73
Construction services	92	57	58	100	(7)	8

Exports	113	90	78	121	45	22
Imports	21	33	20	21	52	14
Insurance services	(229)	(243)	(176)	(234)	(261)	(85)

Exports	22	19	59	77	78	19
Imports	251	262	235	311	339	104

	2007	2008	2009	2010(1)	2011(2)	2012(3)
	($ in millions)
Financial services	(123)	(23)	(55)	(36)	(98)	(24)

Exports	87	59	70	38	38	10
Imports	210	82	125	74	136	34
Computer and information services	243	1,068	1,657	1,819	1,881	579

Exports	305	1,148	1,748	1,928	2,062	617
Imports	62	80	91	109	181	38
Royalties and license fees	(380)	(382)	(419)	(441)	(435)	(120)

Exports	5	0	2	4	5	2
Imports	385	382	421	445	440	122
Other business services	1,605	3,112	3,923	6,025	6,690	1,731

Exports	2,439	4,182	5,186	7,600	8,306	2,152
Imports	834	1,070	1,263	1,575	1,616	421
Merchanting and other trade-related services	18	29	20	22	5	5

Exports	18	29	20	22	5	5
Operational leasing services	(86)	(121)	(198)	(257)	(299)	(91)

Exports	10	13	9	7	17	4
Imports	96	134	207	264	316	95
Miscellaneous business, professional and technical services	1,673	3,204	4,101	6,260	6,984	1,817

Exports	2,411	4,140	5,157	7,571	8,284	2,143
Imports	738	936	1,056	1,311	1,300	326
Personal, cultural and recreational services	0	(5)	(8)	(18)	(23)	(1)

Exports	22	21	34	41	51	13
Imports	22	26	42	59	74	14
Audio-Visual and related services	2	(9)	0	(13)	5	1

Exports	15	8	25	27	24	6
Imports	13	17	25	40	19	5
Other personal, cultural and recreational services	(2)	4	(8)	(5)	(28)	(2)

Exports	7	13	9	14	27	7
Imports	9	9	17	19	55	9
Government services	(126)	(209)	(221)	(231)	(242)	(52)

Imports	126	209	221	231	242	52

Source: Bangko Sentral.

Notes:

(1)	Revised to reflect data updates from official sources.

(2)	Preliminary data.

(3)	Preliminary data for the first three months of 2012.

In 2008, the Republic recorded a surplus of $1.2 billion in the trade-in-services account, a 48.4% decrease from the $2.2 billion surplus in 2007. The surplus was largely due to a 93.9% increase in the other business services account from $1.6 billion in 2007 to $3.1 billion in 2008, which was partially offset by increased outflows in the transportation account in the amount of $2.9 billion in 2008, compared with a $2.5 billion outflow in 2007.

In 2009, the trade-in-services account recorded a surplus of $2.1 billion, a 82.2% increase from the $1.2 billion surplus recorded in 2008. This higher surplus was mainly attributable to higher net receipts from the other business services account, which increased 26.0% to $3.9 billion in 2009 from $3.1 billion in 2008, in addition to increased outflows in computer and information services and construction services. Lower net outflows from transportation services also contributed to the increase in the trade-in services surplus.

In 2010, the trade-in-services account recorded a surplus of $2.7 billion, a 29.4% increase from the $2.1 billion surplus recorded in 2009. The higher surplus was mainly attributable to significantly higher net inflows in other business services, which increased to $6.0 billion in 2010 from $3.9 billion in 2009 and high net inflows from computer and information services and construction services, partially due to continued growth in the export of BPO-related services, as outsourcing operations continued to expand, particularly in the animation industry. The surplus was partially offset by higher outflows in transportation services to $3.6 billion in 2010 from $2.5 billion in 2009.

In 2011, the trade-in-services account recorded a surplus of $3.6 billion, a 31.4% increase from the $2.7 billion surplus recorded in 2010. This increase resulted mainly from higher net receipts in other business services, which increased to $6.7 billion in 2011 from $6.0 billion in 2010 and an increase in inflows from computer and information services. Lower net payments for transportation, travel and royalties and license fees also contributed to the surplus.

In the first three months of 2012, the trade-in-services account recorded a surplus of $1.1 billion, as compared with a surplus of $956 million in the corresponding period of 2011. The changes were due to higher net inflows in other business services, computer and information services and construction services, coupled with lower net payments for travel, financial services, and government services.

Income.    The following table sets out the Republic’s income compiled in accordance with the IMF’s BPM5 framework for the periods indicated. Entries with “zero” balances indicate either that there were no relevant transactions during the period or that the Republic had not yet begun to track and record the relevant entry. Under the BPM5, the residency of seasonal workers, such as OFWs, is classified according to the length of their intended stay in the host country. Generally, OFWs who are expected to be working abroad for less than one year are classified as Philippine residents and their gross earnings are reflected under the income account. On the other hand, OFWs who are expected to be working abroad for one year or more are classified as non-residents and their remittances are reflected under the current transfers account.

INCOME

	2007	2008	2009	2010	2011(1)	2012(2)
	($ in millions)
Total Income	(899)	105	(193)	505	1,293	(256)

Receipts	5,351	5,973	5,712	6,093	6,987	1,829
Payments	6,250	5,868	5,905	5,588	5,694	2,085
Compensation of employees	3,030	4,092	4,585	5,127	5,835	1,543

Investment income	(3,929)	(3,987)	(4,778)	(4,622)	(4,542)	(1,799)

Receipts	2,321	1,881	1,127	966	1,152	286
Payments	6,250	5,868	5,905	5,588	5,694	2,085
Direct investment income	(2,085)	(1,643)	(2,078)	(2,009)	(2,033)	(818)
Receipts	48	32	72	116	104	7
Payments	2,133	1,675	2,150	2,125	2,137	825
Income on equity	(1,914)	(1,543)	(2,025)	(1,931)	(1,993)	(811)
Receipts	44	28	70	116	104	7
Payments	1,958	1,571	2,095	2,047	2,097	818

	2007	2008	2009	2010	2011(1)	2012(2)
	($ in millions)
Dividends and distributed branch profits	(1,294)	(1,490)	(1,870)	(1,749)	(1,628)	(781)
Receipts	44	28	70	116	104	7
Payments	1,338	1,518	1,940	1,865	1,732	788
Reinvested earnings and undistributed branch profits	(620)	(53)	(155)	(182)	(365)	(30)
Payments	620	53	155	182	365	30
Income on debt (interest)	(171)	(100)	(53)	(78)	(40)	(7)
Receipts	4	4	2	0	0	0
Payments	175	104	55	78	40	7
Portfolio investment income	(966)	(1,321)	(1,738)	(1,938)	(1,896)	(847)
Receipts	1,359	1,259	887	688	872	221
Payments	2,325	2,580	2,625	2,626	2,768	1,068
Income on equity (dividends)	(665)	(952)	(1,049)	(915)	(1,019)	(455)
Receipts	7	9	0	0	0	0
Payments	672	961	1,049	915	1,019	455
Banks	(30)	(109)	(92)	(103)	(102)	(20)
Payments	30	109	92	103	102	20
Other sectors	(635)	(843)	(957)	(812)	(917)	(435)
Receipts	7	9	0	0	0	0
Payments	642	852	957	812	917	435
Income on debt (interest)	(301)	(369)	(689)	(1,023)	(877)	(392)
Receipts	1,352	1,250	887	688	872	221
Payments	1,653	1,619	1,576	1,711	1,749	613
Bonds and notes	(314)	(370)	(690)	(1,023)	(878)	(392)
Receipts	1,338	1,249	886	688	871	221
Payments	1,652	1,619	1,576	1,711	1,749	613
Monetary authorities	681	923	734	556	740	196
Receipts	701	954	767	582	761	196
Payments	20	31	33	26	21	0
General government	(1,128)	(1,140)	(1,108)	(1,241)	(1,212)	(525)
Payments	1,128	1,140	1,108	1,241	1,212	525
Banks	(75)	(68)	(50)	(31)	(46)	(17)
Payments	75	68	50	31	46	17
Other sectors	208	(85)	(266)	(307)	(360)	(46)
Receipts	637	295	119	106	110	25
Payments	429	380	385	413	470	71
Money market instruments	13	1	1	0	1	0
Receipts	14	1	1	0	1	0
Payments	1	0	0	0	0	0
Other sectors	13	1	1	0	1	0
Receipts	14	1	1	0	1	0
Payments	1	0	0	0	0	0
Other investment income	(878)	(1,023)	(962)	(675)	(613)	(134)
Receipts	914	590	168	162	176	58
Payments	1,792	1,613	1,130	837	789	192
Monetary authorities	395	194	26	61	74	30
Receipts	411	206	56	63	80	31
Payments	16	12	30	2	6	1
General government	(468)	(463)	(437)	(413)	(387)	(91)
Payments	468	463	437	413	387	91

	2007	2008	2009	2010	2011(1)	2012(2)
	($ in millions)
Banks	(252)	(125)	(50)	17	19	6
Receipts	409	339	70	59	72	20
Payments	661	464	120	42	53	14
Other sectors	(553)	(629)	(501)	(340)	(319)	(79)
Receipts	94	45	42	40	24	7
Payments	647	674	543	380	343	86

Source: Bangko Sentral.

Notes:

(1)	Preliminary data.

(2)	Preliminary data for the first three months of 2012.

In 2008, the income account recorded a surplus of $105 million, a reversal from the deficit of $899 million recorded in 2007. The main contributor to the surplus was compensation of employees in the amount of $4.1 billion, which was an increase of 35.0% over the prior year. The surplus was partially offset by a deficit of $4.0 billion in investment income in 2008, compared with a deficit of $3.9 billion in 2007.

In 2009, the income account recorded a deficit of $193 million, compared with the $105 million surplus recorded in the previous year. The main contributor to the deficit was the $4.8 billion net outflow in investment income, compared with a $4.0 billion outflow in 2008. The deficit was partially offset by a $4.6 billion surplus in the compensation of employees in 2009, compared with a surplus of $4.1 billion in the prior year.

In 2010, the income account recorded a surplus of $505 million, compared with the $193 million deficit recorded in 2009. The stronger performance of the income account was primarily the result of an 11.8% increase in compensation of employees to $5.1 billion in 2010, compared to the $4.6 billion surplus recorded in 2009. This surplus was partially offset by a $4.6 billion deficit in investment income in 2010, compared with a deficit of $4.8 billion in the prior year.

In 2011, the income account recorded a surplus of $1.3 billion, an increase from the $505 million surplus recorded in 2010. The larger surplus was primarily the result of increased compensation of employees to $5.8 billion in 2011, a 13.8% increase from the $5.1 billion recorded in 2010. The surplus was offset in part by a $4.5 billion deficit in investment income in 2011, compared with a deficit of $4.6 billion in the prior year.

In the first three months of 2012, according to preliminary data, the income account recorded a deficit of $256 million, compared to a deficit of $99 million in the same period in 2011. The deficit in the first three months of 2012 was largely due to increased net payments in investment income which were partially offset by higher earnings of compensation of employees of US$1.5 billion, reflecting a 15.2% increase from the corresponding period in 2011.

Current Transfers.    The following table sets out the Republic’s current transfers compiled in accordance with the IMF’s BPM5 framework for the periods indicated. Current transfers primarily include OFW remittances, as well as private and institutional gifts, donations and grants. As described above under “—Income,” under the BPM5, the residency of seasonal workers such as OFWs is classified according to the intended length of their stay in the host country.

CURRENT TRANSFERS

	2007	2008	2009	2010	2011(1)	2012(2)
	($ in millions)
Total current transfers	14,153	15,247	16,279	16,648	17,642	4062
Receipts	14,573	15,780	16,910	17,478	18503	4298
Payments	(420)	(533)	(631)	(830)	(861)	(236)
General Government	506	302	454	247	357	30
Receipts	625	451	640	350	446	60
Payments	(119)	(149)	(186)	(103)	(89)	(30)
Other sectors	13,647	14,945	15,825	16,401	17,285	4,032
Receipts	13,948	15,329	16,270	17,128	18,057	4,238
Payments	(301)	(384)	(445)	(727)	(772)	(206)
Workers’ remittances	13,255	14,536	15,141	16,242	17,138	4,011
Receipts	13,255	14,536	15,141	16,242	17,138	4,011
Other transfers	392	409	684	159	147	21
Receipts	693	793	1,129	886	919	227
Payments	(301)	(384)	(445)	(727)	(772)	(206)

Source: Bangko Sentral.

Notes:

(1)	Preliminary data.

(2)	Preliminary data for the first three months of 2012.

The current transfers account recorded a surplus of $15.2 billion in 2008, 7.7% higher than the surplus of $14.2 billion in 2007. The higher surplus was due mainly to remittances from non-resident OFWs of $14.5 billion in 2008, representing a 9.7% increase from remittances of $13.3 billion in 2007.

In 2009, the current transfers account recorded a surplus of $16.3 billion, 6.8% higher than the $15.2 billion surplus recorded in 2008, due mainly to the strong inflow of remittances from non-resident OFWs, notwithstanding the global economic slowdown. Remittances from non-resident OFWs reached $15.1 billion in 2009, representing a 4.2% increase from remittances of $14.5 billion recorded in 2008.

In 2010, the current transfers account recorded a surplus of $16.6 billion, a 2.3% increase from the $16.3 billion surplus recorded in 2009. This higher surplus was primarily the result of a 7.3% increase in non-resident OFW remittances to $16.2 billion in 2010, compared to the $15.1 billion recorded in 2009.

The current transfers account recorded a surplus of $17.6 billion in 2011, 6.0% higher than the $16.6 billion surplus recorded in 2010. The increased surplus was due mainly to a 5.5% increase in remittances of non-resident OFWs, which reached $17.1 billion in 2011.

According to preliminary data, the current transfers account recorded a surplus of $4.1 billion in the first three months of 2012, 1.3% higher than the $4.0 billion surplus recorded in the first three months of 2011. The increased surplus was due mainly to a 2.6% increase in remittance flows from non-resident OFWs amounting to $4.0 billion.

Capital and Financial Account

The capital and financial account is divided into four categories: direct investments, portfolio investments, financial derivative investments and other investments.

The following table sets out the Republic’s direct investments for the periods indicated.

DIRECT INVESTMENTS

	2007	2008	2009	2010	2011(1)	2012(2)
	($ in millions)
Total direct investment	(620)	1,285	1,604	682	1,253	696

Assets: Residents’ investments abroad	3,536	259	359	616	9	154

Equity capital	3,536	259	359	616	203	154
Claims on affiliated enterprises	3,536	259	359	616	203	154
Liabilities: Non-residents’ investments in the Philippines	2,916	1,544	1,963	1,298	1,262	850

Equity capital	1,949	1,235	1,731	(396)	513	931
Liabilities to direct investors	1,949	1,235	1,731	(396)	513	931
Reinvested earnings	620	53	155	182	365	30
Other capital	347	256	77	1,512	384	(111)
Claims on direct investors	329	(108)	749	337	413	(34)
Liabilities to direct investors	676	148	826	1,849	797	(145)

Source: Bangko Sentral.

Notes:

(1)	Preliminary data.

(2)	Preliminary data for the first three months of 2012.

The following table sets out the Republic’s portfolio investments for the periods indicated.

PORTFOLIO INVESTMENTS

	2007	2008	2009	2010	2011(1)	2012(2)
	($ in millions)
Portfolio Investment	4,623	(3,627)	(625)	4,365	5,524	1,302

Assets: Residents’ investments abroad	(834)	(789)	2,715	2,872	(395)	945

Equity securities	79	(75)	44	2	39	86
Debt securities	(913)	(714)	2,671	2,870	(434)	859
Bonds and notes	(87)	(160)	2,089	2,889	(727)	635
Banks	430	(625)	465	1,423	(886)	566
Other sectors	(517)	465	1,624	1,466	159	69
Liabilities: Non-residents’ Investments in the Philippines	3,789	(4,416)	2,090	7,237	5,129	2,247

Equity securities	3,178	(1,289)	(1,096)	503	1,038	399
Debt securities	611	(3,127)	3,186	6,734	4,091	1,848
Bonds and notes	629	(3,126)	3,139	6,733	4,084	1,989
Monetary authorities	91	(34)	(102)	(200)	(2)	(2)
General government	385	(1,068)	2,846	6,005	2,953	1,173
Banks	(89)	(182)	49	778	975	678
Other sectors	242	(1,842)	346	150	158	140

Source: Bangko Sentral.

Notes:

(1)	Preliminary data.

(2)	Preliminary data for the first three months of 2012.

The following table sets out the Republic’s financial derivative investments for the periods indicated.

FINANCIAL DERIVATIVE INVESTMENTS

	2007	2008	2009	2010	2011(1)	2012(2)
	($ in millions)
Total financial derivatives	(288)	(113)	32	(191)	1002	59

Assets	(170)	(541)	(403)	(429)	(1,541)	(124)

Banks	(170)	(439)	(234)	(385)	(1,529)	(122)
Other sectors(3)	0	(102)	(169)	(44)	(12)	(2)
Liabilities	(458)	(654)	(371)	(620)	(539)	(65)

Banks	(458)	(353)	(204)	(569)	(516)	(63)
Other sectors(3)	0	(301)	(167)	(51)	(23)	(2)

Source: Bangko Sentral.

Notes:

(1)	Preliminary data.

(2)	Preliminary data for the first three months of 2012.

(3)	Includes financial institutions with quasi-banking licenses.

In the period from 2007 to September 30, 2012, the Government did not engage in derivative transactions for either hedging or speculative purposes. However, the Bangko Sentral occasionally purchases derivative instruments such as options with respect to gold, foreign exchange and foreign securities for purposes of managing yield or market risk. The Bangko Sentral also enters into financial swap contracts to optimize yield on its gold reserves.

The following table sets out the Republic’s other investments compiled in accordance with the BPM5 framework for the periods indicated. Bangko Sentral revised the Republic’s other investment numbers for 2011; therefore, the data included in this table may be different from previously reported data.

OTHER INVESTMENTS

	2007	2008	2009	2010(1)	2011(2)	2012(3)
	($ in millions)
Total other investment	(212)	753	(2,742)	2,434	(2,722)	(1,136)
Assets: Residents’ Investments Abroad	4,840	(4,305)	1,967	2,773	3,252	418

Trade credits(4)	29	8	6	4	(1)	(2)
Loans	1,259	(3,197)	1,600	(2,960)	(1,883)	(37)
Banks	501	(1,378)	2,183	(2,942)	(1,956)	29
Other sectors	758	(1,819)	(583)	(18)	73	(66)
Currency and deposits	3,768	3,600	(4,551)	2,153	2,452	646
Banks	1,958	3,688	(5,733)	(2,242)	(2,207)	291
Other sectors	1,810	(88)	1,182)	4,395	4,659	355
Other assets	(216)	(4,716)	(4,912)	3,576	2,684	(189)
Banks	(215)	(4712)	4,919	3575	2,685	(189)
Other sectors	(1)	(4)	(7)	1	(1)	0
Liabilities: Non-residents’ investments in the Philippines	4,628	(3,552)	(775)	5,207	530	(718)

Trade credits	632	(668)	3	1,047	(146)	292
Loans	3,293	(3,326)	(757)	1,953	(696)	(712)
Monetary authorities	(194)	0	0	0	0	0
Long-term repayments	194	0	0	0	0	0
General government	438	58	957	(73)	105	(20)
Long-term drawings	1,610	1,253	2,218	1,359	1,668	413
Long-term repayments	1,172	1,195	1,261	1,432	1,563	433
Banks	415	(883)	(1,009)	1,209	(388)	(596)
Long-term	25	(1,396)	(579)	1,271	(418)	(549)
Drawings	150	818	302	1,491	1,151	62
Repayments	125	2,214	881	220	1,569	611
Short-term	390	513	(430)	(62)	30	(47)
Other sectors	2,634	(2,501)	(705)	817	(413)	(96)
Long-term	2,851	(829)	(585)	919	(516)	(87)
Drawings	5,514	1,941	1,442	2,966	1,534	170
Repayments	2,663	2,770	2,027	2,047	2,050	257
Short-term	(217)	(1,672)	(120)	(102)	103	(9)
Currency and deposits	552	(140)	(530)	1,876	1,246	(165)
Banks	537	(358)	(126)	1,908	1,217	(46)
Other sectors	15	218	(404)	(32)	29	(119)
Other liabilities	151	582	509	331	126	(133)
Monetary authorities	0	0	1,126	0	0	0
Banks(5)	124	594	(596)	333	130	(132)
Other sectors(5)	27	(12)	(21)	(2)	(4)	(1)

Source: Bangko Sentral.

Notes:

(1)	Revised to reflect late reports, post audit adjustments and final data from companies. Please see “—Balance of Payments—Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(2)	Preliminary data.

(3)	Preliminary data for the first three months of 2012.

(4)	All trade credits are short-term credits in non-governmental sectors.

(5)	Short-term liabilities.

In 2008, the capital and financial account recorded a net outflow of $1.6 billion, a reversal from a net inflow of $3.5 billion recorded in 2007. The reversal was due mainly to a net outflow of $3.6 billion in the portfolio investments account, a reversal from a net inflow of $4.6 billion in 2007. The net outflow in the portfolio investments account was attributable to approximately $2.7 billion in aggregate net bond repayments by the government, local banks and corporations in 2008. Net withdrawals by non-residents also contributed to the outflow, as investors withdrew funds from the equity securities market due to the global economic downturn. The net outflow in the portfolio investments account offset the inflow of $753 million in the other investments account in 2008, a reversal from a net outflow of $212 million recorded in 2007. The net outflow in the portfolio investments account also offset the net inflows in the direct investments account of $1.3 billion in 2008, a reversal from a net outflow of $620 million in 2007.

In 2009, the capital and financial account recorded a net outflow of $1.6 billion, approximately the same level of net outflow recorded in 2008. The stable level of net outflow was largely due to the $2.7 billion deficit recorded in the other investment account, compared with an inflow of $753 million in 2008, and the $625 million deficit in the portfolio investments account, significantly less than the net outflow of $3.6 billion recorded in 2008. These outflows were largely offset by inflows in the direct investments account, which recorded a net inflow of $1.6 billion in 2009, a 23.7% increase from the net inflow of $1.3 billion recorded in 2008.

In 2010, the capital and financial account recorded a net inflow of $7.4 billion, a reversal from the $1.6 billion net outflow recorded in 2009. The reversal was primarily attributable to an increase in portfolio and other investments during 2010 as a result of increased investments from abroad. The portfolio investment account in 2010 recorded a net inflow of $4.4 billion, a reversal from the $625 million net outflow recorded in 2009 and the other investment account recorded a net inflow of $2.4 billion in 2010, a reversal from the $2.7 billion net outflow recorded in 2009.

In 2011, the capital and financial account recorded a net inflow of $5.2 billion, a decrease of 29.2% from the net inflow of $7.4 billion recorded in 2010. The decrease was mainly due to a $2.7 billion net outflow of other investments in 2011, compared to a $2.4 billion net inflow in 2010. The decrease was partially mitigated by a $1.0 billion net inflow of financial derivatives in 2011, compared with a $191 million net outflow in 2010 and a $5.5 billion net inflow in portfolio investment in 2011, compared to a $4.4 billion net inflow in 2010.

The capital and financial account yielded net inflows of $962 million in the first three months of 2012, a decline of 73.7% from the $3.7 billion net inflows recorded in the same period of the previous year. This decline was primarily the result of lower net inflows in portfolio investment, which decreased by 51.3% to $1.3 billion in the first three months of 2012 from $2.7 billion in the corresponding period in 2011, and financial derivatives, which decreased 93.4% to $59 million in the first three months of 2012 from $895 million in the corresponding period in 2011. Additionally, net outflows in other investments during the first three months of 2012 increased to $1.1 billion, from $351 million in the same period in 2011. This was partially offset by a 71.4% increase in net inflows in direct investment, which increased to $696 million in the first three months of 2012 from $406 million in the corresponding period of 2011.

Foreign Direct Investment

Domestic macroeconomic policies and structural reforms have significantly affected the flow of foreign investment into the Philippines. The Foreign Investment Act of 1991, as amended, introduced a more favorable investment environment to the Philippines. The act permits foreigners to own 100% of Philippine enterprises, except in certain specified areas included in a “negative list” with respect to which the Constitution or applicable statute limits foreign ownership, generally to a maximum of 40% of the enterprise’s equity capital. The Constitution also prohibits foreign ownership in certain sectors, such as the media.

In March 2000, the Retail Trade Liberalization Act was enacted. The law aims to promote efficiency and competition among domestic industries and foreign competitors and better service and lower prices for consumers. Prior to its enactment, only citizens of the Philippines and corporations wholly owned by Filipino citizens could own a retail business in the Philippines. Under the law, a foreigner is allowed to own 100% of a retail business in the Philippines provided it makes an investment of at least $7.5 million in the Philippines. If a foreigner makes an investment of between $2.5 million to $7.5 million, the foreigner is allowed to own up to 60% of the retail business in the Philippines for the first two years.

The Republic’s Board of Investments coordinates with national agencies and local governments on investment policies and procedures, establishes and administers annual investment priority plans to promote certain sectors of the economy by providing special investment incentives to specific industries. The Government’s 2010 Investment Priorities Plan seeks to generate more investments and jobs in the agriculture, industry and service sectors to optimize opportunities presented by the global economic recovery and the implementation of the Republic’s international engagements. In addition, the 2010 Investment Priorities Plan promotes green business initiatives to address the global environmental concerns.

The following table sets out foreign direct investments in the Philippines by sector. The data is presented using the 1994 Philippine Standard Industrial Classification.

NET FOREIGN DIRECT INVESTMENT BY SECTOR(1)

Sector	2007	2008	2009	2010(2)	2011	2012(3)
	($ in millions)
Total equity	1,949.0	1,235.0	1,731	(396)	513.0	944.0
Agriculture, hunting and forestry(4)	3.7	0.7	0.2	1.7	4.0	0.1
Fishing	—	—	—	0.7	—	—
Mining and quarrying	154.6	154.9	6.2	282.1	(240.4)	11.8
Manufacturing	548.6	311.9	887.8	(1,275.2)	102.3	869.7
Electricity, gas and water(5)	699.2	224.7	389.6	(14.8)	(22.6)	(39.6)
Construction	50.4	171.9	79.2	(1.6)	28.1	—
Trade/Commerce	4.6	22.2	4.2	32.4	30.6	32.5
Hotels and restaurants	2.6	5.7	14.9	105.7	2.9	(0.0)
Transport, storage and communications(6)	12.8	(27.0)	7.3	106.3	0.8	—
Financial intermediation (including insurance)	(22.6)	215.7	237.5	59.6	211.6	10.3
Real estate	137.7	158.3	89.1	181.5	111.6	41.9
Services(7)	42.3	(11.5)	18.0	112.3	282.4	(10.9)
Others, not elsewhere classified	315.2	7.7	(2.8)	13.3	1.6	28.16
Reinvested earnings	620.0	53.0	155.0	182.0	365.0	42.0
Inter-company loans	347.0	256.0	77.0	1,512.0	384.0	(149.0)

Total	2,916.0	1,544.0	1,963.0	1,298.0	1,262	837

Sources: Department of Economic Statistics, Bangko Sentral.

Notes:

(1)	Balance of payments net foreign direct investment flows refer to non-resident placements less non-resident withdrawals, reinvested earnings and net inter-company loans.

(2)	Revised to reflect: (i) late reports; (ii) post-audit adjustments; and (iii) final data from companies.

(3)	Preliminary data for the first four months of 2012.

(4)	In 2011 and 2012 includes agriculture, hunting, forestry and fishing.

(5)	In 2011 and 2012 includes electricity, gas, steam and air conditioning supply.

(6)	In 2011 and 2012 includes only transportation and storage.

(7)	In 2011 and 2012 includes information and communication, professional, scientific, technical, administrative, and support services activities, public administration, defense, compulsory social security, arts, entertainment, recreation, and other service activities.

In 2008, net inflows of foreign direct investments totaled $1.5 billion, 47.1% lower than the $2.9 billion recorded in 2007. The lower inflows were mainly due to global financial uncertainties and decreasing investor confidence. In particular, direct investments in the manufacturing sector as well as the electricity, gas and water sector declined by 43.1% and 67.9%, respectively, in 2008 compared to their respective levels in 2007. The Republic had a net inflow of $1.2 billion in equity capital investments in 2008. These investments were distributed mainly among the manufacturing, electricity, gas and water, financial intermediation (including insurance), construction and real estate sectors. The reinvested earnings account recorded an inflow of $53 million in 2008, compared to an inflow of $620 million in 2007.

In 2009, net inflows of foreign direct investments totaled $2.0 billion, 27.1% higher than the $1.5 billion recorded in 2008. The higher inflows were mainly due to higher investment inflows in manufacturing, which increased from $312 million in 2008 to $888 million in 2009.

In 2010, net inflows of foreign direct investments totaled $1.3 billion, 33.9% lower than the $2.0 billion recorded in 2008. The lower inflows were mainly due to net outflows in the manufacturing and the electricity, gas and water sectors. The manufacturing sector registered an outflow of $1.3 billion in 2010, compared with a $888 million inflow in 2009. The electricity, gas and water sector registered an outflow of $14.8 million in 2010, compared with an inflow of $390 million in 2009.

In 2011, net inflows of foreign direct investments totaled $1.3 billion, 2.8% lower than in the same period in 2010, due mainly to net outflows in the mining and quarrying sector and a decrease in investments in the transport, storage and communication sector.

In the first four months of 2012, net inflows of foreign direct investments totaled $837 million, a significant increase over the $174 million recorded in the same period in 2011, due mainly to an increase in investments in the manufacturing sector.

International Reserves

The following table sets out the gross international reserves of Bangko Sentral, compiled in a manner consistent with the revised balance of payments framework and the treatment of IMF accounts in the depository corporations survey published in the IMF’s International Financial Statistics.

GROSS INTERNATIONAL RESERVES OF BANGKO SENTRAL

	As of December 31,
Sector	2007	2008	2009	2010	2011	2012(1)
	($ in millions, except months and percentages)
Gold	3,541	4,358	5,460	7,010	8,013	11,043
SDRs	0.7	11	1,141	1,121	1,118	1,276
Foreign investments	29,715	32,066	36,655	53,441	65,276	68,219
Foreign exchange(2)	356	981	849	551	424	810
Reserve position in the IMF(3)	138	135	138	251	472	531

Total	33,751	37,551	44,243	62,373	75,303	81,878

Total as number of months of imports of goods and services	5.8	6.0	8.7	9.5	11.3	11.8
Total as a % of short-term debt(4)
Original maturity	476.4	536.4	1,105.5	990.8	1,073.8	1,165.7
Residual maturity	300.7	333.2	504.3	547.7	700.6	652.6

Sources:	Department of Economic Statistics, Bangko Sentral.

Notes:

(1)	Preliminary data as of September 30, 2012.

(2)	Consists of time deposits, investments in securities issued or guaranteed by Government or international organizations and repurchase agreements.

(3)	The reserve position in the IMF refers to the country’s claim on the IMF’s General Resources Account. It is an asset of the Government but is treated as part of the gross international reserves.

(4)	Short-term debt based on residual maturity refers to outstanding short-term external debt on original maturity plus principal payments on medium- and long-term loans of the public and private sectors due within the next 12 months.

The gross international reserves controlled by Bangko Sentral constitute substantially all of the Philippines’ official international reserves. Bangko Sentral occasionally enters into options with respect to gold, foreign exchange and foreign securities for purposes of managing yield or market risk. It also enters into financial swap contracts to optimize yield on its gold reserves.

As of December 31, 2008, gross international reserves were $37.6 billion, an increase from the $33.8 billion at the end of 2007. Gross international reserves at the end of 2008 were sufficient to cover 6.0 months’ worth of imports of goods and payment of services and income. In terms of short-term debt coverage, the reserve level was 5.4 times the amount of the Republic’s short-term external liabilities based on original maturity and 3.3 times based on residual maturity. Net international reserves at the end of 2008 were $36.0 billion, an increase from the $33.7 billion at the end of 2007.

As of December 31, 2009, gross international reserves were $44.2 billion, an increase from the $37.6 billion at the end of 2008. Gross international reserves at the end of 2009 were sufficient to cover 8.7 months’ worth of imports of goods and payment of services and income. In terms of short-term debt coverage, the reserve level was 11.1 times the amount of the Republic’s short-term external liabilities based on original maturity and 5.0 times based on residual maturity. Net international reserves at the end of 2009 were $44.2 billion.

As of December 31, 2010, gross international reserves of the Republic were $62.4 billion, an increase from the $44.2 billion recorded as of December 31, 2009. The increase was due mainly to investments abroad by the BSP and revaluation gains on the BSP’s gold holdings. In terms of short-term debt coverage, the reserve level was 9.9 times the amount of the Republic’s short-term external liabilities based on original maturity and 5.5 times based on residual maturity. Net international reserves at the end of 2010 were $62.4 billion.

As of December 31, 2011, gross international reserves of the Republic were $75.3 billion, an increase from the $62.4 billion recorded as of December 31, 2010. The increase was due mainly to income from foreign investments by the BSP and revaluation gains on the BSP’s gold holdings. The level of gross international reserves as of December 31, 2011 was sufficient to cover approximately 11.3 months of imports of goods and payments of services and income, and was equivalent to 10.7 times the Republic’s short-term debt based on original maturity and 7.0 times based on residual maturity. Net international reserves at the end of 2011 were $75.3 billion.

Gross international reserves were $76.3 billion as of June 30, 2012, an increase of $7.3 billion over $69.0 billion recorded as of June 30, 2011 and an increase of $1.0 billion over the level of reserves as of December 31, 2011. The increase in the first six months of 2012 was mainly due to a $4.7 billion increase in income from foreign investments and a $2.4 billion increase in gold reserves over the same period. The level of gross international reserves as of June 30, 2012 was sufficient to cover approximately 11.2 months of imports of goods and payments to services and income, and was equivalent to 10.3 times the Republic’s short-term debt based on original maturity and 6.0 times on a residual maturity basis. Net international reserves at the end of June 2012 were $76.3 billion.

Monetary System

Monetary Policy

In 1993, the Government established Bangko Sentral, the Republic’s central bank, pursuant to the New Central Bank Act. Bangko Sentral replaced the old Central Bank of the Philippines. Bangko Sentral functions as an independent central monetary authority responsible for policies in the areas of money, banking and credit, as authorized under the New Central Bank Act. The New Central Bank Act prohibits Bangko Sentral from engaging in quasi-fiscal activities, commercial banking or development banking or financing, all of which had contributed to substantial deficits at the old Central Bank of the Philippines.

Bangko Sentral’s primary objectives are to maintain price stability, monetary stability and the convertibility of the peso. To achieve its price stability objective, Bangko Sentral undertakes monetary management mainly through adjustments to policy rates and the conduct of open market operations, including the purchase and sale of Government securities, rediscounting transactions and adjustments in reserve requirements.

Bangko Sentral’s functions include:

•	conducting monetary policy;

•	issuing the national currency;

•	managing foreign currency reserves;

•	acting as depository for the Government, its political subdivisions and instrumentalities and Government-owned corporations; and

•	regulating banks and quasi-banks in the Philippines.

The Government owns all of the capital stock of Bangko Sentral. A seven-member Monetary Board consisting of Bangko Sentral’s Governor, a member of the Cabinet designated by the President and five full-time private sector representatives governs Bangko Sentral. The President appoints each of the seven Monetary Board members, except the Cabinet representative, to six-year terms.

Philippine law requires Bangko Sentral to maintain international reserves adequate to meet any foreseeable net demands for foreign currencies. As of December 31, 2011, Bangko Sentral had total assets of (Peso)3,787.9 billion, of which international reserves accounted for (Peso)3,286.5 billion. Bangko Sentral’s remaining assets consist mainly of loans and advances and Government securities, and its liabilities consist mainly of deposits of financial institutions, the Government and Government-owned corporations and foreign liabilities in the form of loans and bonds payable.

Money Supply

The following table presents certain information regarding the Philippines’ money supply.

MONEY SUPPLY

	As of December 31,
	2007	2008	2009	2010	2011	2012(1)
	(Peso in billions, except percentages)
M1(2)
Currency in circulation	347.7	429.5	457.6	478.5	518.6	466.2
Current account deposits	538.4	641.3	759.4	867.4	973.9	928.5

Total	886.0	1,070.8	1,216.9	1,345.9	1,492.4	1,448.7
percentage increase(3)	15.2%	20.8%	13.6%	10.6%	10.9%	9.5%
M2(4)	3,129.1	3,611.9	3,889.6	4,306.2	4,586.3	4,634.1
percentage increase(3)	10.7%	15.4%	7.7%	10.8%	6.5%	7.1%
M3(5)	3,174.4	3,668.4	3,974.0	4,396.8	4,674.3	4,738.2
percentage increase(3)	10.6%	15.6%	8.3%	10.6%	6.3%	7.1%

Sources: Bangko Sentral, Department of Economic Statistics.

Notes:

(1)	Preliminary data as of June 28, 2012.

(2)	Consists of currency in circulation and demand deposits.

(3)	Year-on-year.

(4)	Consists of M1, savings deposits and time deposits.

(5)	Consists of M2 and deposit substitutes.

As of December 31, 2008, the Republic’s money supply (M3) was (Peso)3.7 trillion, a 15.6% increase from the level recorded as of December 31, 2007. The increase was attributable to growth in both net domestic and net foreign assets, which grew by 13.1% and 16.4% for the year, respectively. Net domestic asset growth was driven largely by a 16.7% increase in credit extended to the private sector for the year, which was mainly a result of increased lending to the Government. Growth in net foreign assets was due to an expansion in foreign assets held by Bangko Sentral.

As of December 31, 2009, the Republic’s money supply (M3) was (Peso)4.0 trillion, an 8.3% increase from the level recorded as of December 31, 2008. The increase was attributable to growth in net foreign assets, which grew by 25.3% for the year. Growth in net foreign assets was due to an expansion in foreign assets held by Bangko Sentral. Net domestic assets contracted by 3.7% in 2009 due mainly to the expansion of the net other items account, which includes revaluation and capital reserve accounts, as well as special deposit account placements of trust entities.

As of December 31, 2010, the Republic’s money supply (M3) was (Peso)4.4 trillion, a 10.6% increase from the level recorded as of December 31, 2009. The increase in liquidity as of December 31, 2010 was primarily attributable to growth in net foreign assets, which grew by 17.7% compared to the level as of December 31, 2009. The increase in net foreign assets was due mainly to the continued expansion of Bangko Sentral’s investment in foreign assets, which grew by 33.7% from the level recorded as of December 31, 2009. As of December 31, 2010, net domestic assets grew by 0.4% from the level recorded as of December 31, 2009. Growth in credit extended to the private and public sector was both at 8.7% as of December 31, 2010, compared to the level recorded as of December 31, 2009.

As of December 31, 2011, the Republic’s money supply (M3) was (Peso)4.7 trillion, an increase of 6.3% from the (Peso)4.4 trillion recorded as of December 31, 2010. The increase in liquidity as of December 31, 2011 compared to the prior year was primarily attributable to growth in base money supply, which grew by 14.8% compared to the level as of December 31, 2010. Money supply growth continued to be driven by net foreign asset growth, which grew by 14.1% compared to the prior year. BSP’s own net foreign asset position grew by 21.3% as of December 31, 2011 from the level recorded as of December 31, 2010. Meanwhile, net domestic assets contracted by 5.9% as of December 31, 2011 from the end of 2010.

Preliminary data indicate that as of June 30, 2012, the Republic’s money supply (M3) was (Peso)4.7 trillion, an increase of 7.1% from the money supply as of June 30, 2011.

The following table presents information regarding domestic interest and deposit rates.

DOMESTIC INTEREST AND DEPOSIT RATES

	2007	2008	2009	2010	2011	2012(1)
	(weighted averages per period)
91-day Treasury bill rates	3.4%	5.4%	4.2%	3.7%	1.4%	2.0%
90-day Manila reference rate(2)	8.3%	7.5%	7.3%	6.9%	6.7%	6.6%
Bank average lending rates	8.7%	8.8%	8.5%	7.7%	6.6%	5.9%

Source: Bangko Sentral.

Notes:

(1)	Preliminary data for the first six months of 2012.

(2)	Based on promissory notes and time deposit transactions of sample commercial banks.

Monetary Regulation

In 2008, the weighted average 91-day Treasury bill rate was 5.4%, compared to 3.4% in 2007. The average RRP rate was 5.4% in 2008, compared to 6.8% in 2007. The average RP rate in 2008 was 7.8%, compared to 8.0% in 2007.

On July 9, 2009, in response to the continued global economic downturn, the Monetary Board set policy interest rates at 4.0% for the RRP rate and 6.0% for the RP rate. The lowering of key interest rates in July 2009 was set after six prior decisions of the Monetary Board to cut rates since December 2008 as part of Bangko Sentral’s efforts to support the financial markets and real economy of the Republic. The Monetary Board based its decisions mainly on expected lower inflation in 2009 and 2010, which would support lower policy interest rates. From an RRP rate of 6.0% and an RP rate of 8.0% in early December 2008, the Monetary Board lowered the RRP and RP rates by 0.5% on December 18, 2008 and again on January 29, 2009. Subsequently, the Monetary Board lowered the RRP and RP rates by 0.25% on each of March 5, 2009, April 16, 2009 and May 28, 2009.

On November 18, 2010, based on the assessment that the then-current monetary policy was appropriate and given the favorable inflation outlook, the Monetary Board decided to maintain its policy interest rates at 4.0% for the RRP rate and at 6.0% for the RP rate. The interest rates on term RRP and RP facilities as well as special deposit accounts were also maintained.

In its meeting on March 23, 2011, the Monetary Board increased the RRP rate from 4.0% to 4.25% and increased the RP rate from 6.0% to 6.25%. The Monetary Board’s decision was based on signs of increased inflationary pressures and associated increase in inflationary risks, particularly related to international food and oil prices.

On May 5, 2011, the Monetary Board again increased the RRP rate and the RP rate to 4.5% and 6.5%, respectively. The Monetary Board’s decision to further increase these rates was based on indications that the 3% to 5% inflation target for 2011 remained at risk due to inflationary pressures, primarily as a result of continued strong global demand for oil and associated concerns about reduced supply.

On both June 24, 2011 and August 5, 2011, the Monetary Board increased by 1% the reserve requirements on bank deposits and non-bank deposit substitutes. Increasing reserve requirements was used as a tool to subdue inflationary pressures during the period and to moderate inflows of foreign capital in the country.

On January 29, 2012, the Monetary Board reduced the RRP rate and the RP to 4.25% and 6.25%, respectively. On March 1, 2012, the Monetary Board reduced the RRP rate and the RP rate again to 4.0% and 6.0%, respectively.

In its meeting on June 14, 2012, the Monetary Board decided to maintain its policy rates at 4.0% for the RRP rate and 6.0% for the RP rate following expectations of a favorable inflation environment. Reserve requirements were also maintained at the levels previously announced. The Monetary Board noted that sufficient liquidity and strong bank lending, as supported by existing low interest rates, should help sustain domestic real sector activity in the upcoming months. However, on July 26, 2012, in response to the continued uncertainty in the global financial markets, the Monetary Board reduced both the RRP rate and RP rate by 0.25% to 3.75% and 5.75%, respectively.

Commercial bank lending rates over the past five years were an average range of 6.9% to 8.6% in 2007, 7.5% to 9.5% in 2008, 7.3% to 9.3% in 2009, 6.6% to 8.7% in 2010 and 5.6% to 7.8% in 2011. In the first five months of 2012, the average range of lending was 5.7% to 8.0%, compared to the first five months of 2011, when the average range of lending was 5.4% to 7.5%.

Foreign Exchange System

The Republic maintains a floating exchange rate system under which market forces determine the exchange rate for the peso. Bangko Sentral may, however, intervene in the market to maintain orderly market conditions and limit sharp fluctuations in the exchange rate.

The following table sets out exchange rate information between the peso and the U.S. dollar.

EXCHANGE RATES OF PESO PER U.S. DOLLAR

Year	Period End	Period Average(1)
2007	41.401	46.148
2008	47.485	44.475
2009	46.356	47.637
2010	43.885	45.110
2011	43.928	43.313
2012(2)	41.880	42.574

Sources: Reference Exchange Rate Bulletin, Treasury Department, Bangko Sentral.

Notes:

(1)	The average of the monthly average exchange rates for each month of the applicable period.

(2)	Data for the first nine months of 2012.

Foreign exchange may be freely sold and purchased outside the banking system and deposited in foreign currency accounts. Both residents and non-residents may maintain foreign currency deposit accounts with authorized banks in the Philippines, and residents may maintain deposits overseas without restriction. However, foreign exchange may not be purchased from the domestic banking system for deposit in these overseas accounts.

Payments related to foreign loans registered with Bangko Sentral and foreign investments approved by or registered with Bangko Sentral may be serviced with foreign exchange purchased from authorized agent banks in the Philippines. Bangko Sentral must approve and register all outgoing investments by residents exceeding $6 million per investor per year if the funds will be sourced from the Philippine banking system. For a discussion of Bangko Sentral’s loan approval regime, see “The Philippine Financial System—Foreign Currency Loans.”

While the Government imposes no currency requirements for outgoing payments, all exchange proceeds from exports, services and investments must be obtained in any of 22 prescribed currencies. Authorized agent banks may convert the acceptable currencies to pesos.

Individual or corporate non-residents may open peso bank accounts without Bangko Sentral’s approval. The export or electronic transfer out of the Philippines of peso amounts exceeding (Peso)10,000 requires prior authorization from Bangko Sentral.

In 2008, the average exchange rate was (Peso)44.475 per U.S. dollar, compared to (Peso)46.148 per U.S. dollar in 2007. The strengthening of the peso was attributable to sustained foreign exchange inflows from OFW remittances, foreign direct and other investments, and earnings from exports of goods and services. These trends have been partially offset by concerns over the global economic downturn following the U.S. credit crisis in 2008.

In 2009, the average exchange rate was (Peso)47.637 per U.S. dollar, compared to (Peso)44.475 per U.S. dollar in 2008. The weakening of the peso was attributable to concerns over the sovereign debt problem in Europe and the Republic’s deteriorating fiscal position. These trends were offset in part by a revival of capital inflows in Asia, sustained foreign exchange inflows from OFW remittances, foreign direct and other investments, and the general weakening of the U.S. dollar against Asian currencies.

In 2010, the average exchange rate was (Peso)45.110 per U.S. dollar, compared to (Peso)47.637 per U.S. dollar in 2009. The strengthening of the peso was attributable the country’s favorable external payments position, which was driven by strong export performance, robust inflow of OFW remittances, solid BPO revenues and tourist receipts, and the weakening of the U.S dollar.

In 2011, the average exchange rate was (Peso)43.313 per U.S. dollar, compared to (Peso)45.110 per U.S. dollar in 2010. The general strengthening of the peso against the U.S. dollar was attributable to a revival of capital inflows into Asia, sustained foreign exchange inflows from OFW remittances, portfolio investments, foreign direct and other investments, and the general weakening of the U.S. dollar against Asian currencies. These trends were offset in part by concerns over the sovereign debt situation in Europe and the Republic’s fiscal position. On October 17, 2012, the peso-U.S. dollar exchange rate was (Peso)41.378.

Stabilization of the Peso

Since it allowed the peso to float on July 11, 1997, Bangko Sentral has intervened minimally in the foreign exchange market. It has, however, adopted measures related to foreign exchange trading aimed to reduce currency speculation and combat money laundering. Since 2007, these measures have included the following:

•

On February 22, 2007, the Monetary Board approved the first phase of reforms in the foreign exchange regulatory framework to make the regulatory environment more responsive to the needs of an expanding, more dynamic economy that has become increasingly integrated with global markets. The reforms, which became effective on April 2, 2007, involved changes in rules governing external current account and capital account transactions as well as prudential regulations.

•

On December 20, 2007, the Monetary Board approved the second phase of reforms in the foreign exchange regulatory framework. The second phase focused largely on two objectives: (i) to promote greater integration with international capital markets and risk diversification; and (ii) to streamline the documentation and reporting requirements on the sale of foreign exchange by banks. The policy reforms included increases in: (a) the foreign exchange purchases from banks by residents for non-trade current account transactions without supporting documents to up to $30,000; and (b) the limit on outward investments without the need for prior BSP approval to $30 million per investor per year or in the case of qualified investors, per fund. Qualified investors may also apply for a higher limit with the BSP.

•

On January 15, 2009, the Monetary Board approved the third phase of reforms in the foreign exchange regulatory framework and the release of the new Manual of Regulations on Foreign Exchange Transactions. The third phase of reforms, which also consolidates all the provisions in the first and second phases of reforms, includes the liberalization and streamlining of rules on foreign borrowings of private banks for relending purposes and registration of inward foreign portfolio investments; and provisions intended to improve monitoring of foreign exchange flows and to formalize and clarify existing practices.

•	On April 23, 2009, the Monetary Board approved the streamlining of the documentation requirements and other reforms on the sale of foreign exchange by foreign exchange dealers and money changers,

making it possible for residents with foreign loans/foreign currency loans as well as foreign investors that chose not to seek BSP approval and/or registration of the loans/investments to source their foreign exchange requirements from foreign exchange dealers and money changers without necessarily compromising compliance with anti-money laundering regulations.

•

On October 28, 2010, the Monetary Board approved certain amendments to the Manual of Regulations on Foreign Exchange Transactions. The measures increased the limit on non-trade current account transactions without supporting documents from $30,000 to $60,000; increased the limit on the sale of foreign currency for advance payment of imports without prior BSP approval from $100,000 to $1 million; and increased the amount of foreign currency that may be purchased by residents from authorized agent banks and authorized agent bank-forex corporations without prior BSP approval for outward investments from $30 million to $60 million per investor per year or, in the case of qualified investors, per fund.

•

In November 2011, the Monetary Board amended existing foreign exchange regulations to make transactions within the banking system easier for the general public. The Monetary Board also imposed higher capital charges for foreign exchange exposures.

•

On October 28, 2011, the Monetary Board increased the market risk weight of Non-Deliverable Forwards (“NDFs”) to reflect the potential systemic risk from NDF transactions as a result of the increased volatility in the foreign exchange markets. NDFs were assigned a higher risk weight equivalent to a compound annual return of 15.0% (previously 10.0%) effective on January 1, 2012.

•

On July 7, 2012, the Monetary Board announced that it would require banks and their trust departments to restrict investment in its short-term special deposit instruments from non-residents in order to help address speculation that could heighten volatility in the foreign exchange market.

The Philippine Financial System

Composition

The following table sets out the total assets of the Philippine financial system by category of financial institution.

TOTAL ASSETS OF THE FINANCIAL SYSTEM(1)

	As of December 31,
	2007	2008	2009	2010	2011		2012
	(Peso in billions)
Banks
Universal/Commercial banks	4,578.3	5,282.6	5,779.1	6,423.7	6833.0		6,754.8	(2)
Thrift banks	501.8	499.9	554.6	626.4	623.6		633.1	(2)
Rural and cooperative banks	164.6	163.9	178.2	180.1	185.6	(3)	N/A

Total banks	5,244.7	5,946.3	6,511.8	7,230.2	7,642.2		7,573.5	(2)

Non-bank financial institutions	1,369.1	1,438.0	1,689.8	1,851.3	1,951.7		1,951.7	(4)

Total assets	6,613.8	7,384.4	8,201.6	9,081.6	9,594.0	(5)	9,525.3	(5)

Source: Bangko Sentral.

Notes:

(1)	Excludes assets of Bangko Sentral.

(2)	Preliminary data as of May 31, 2012.

(3)	As of September 30, 2011.

(4)	As of December 31, 2011.

(5)	Preliminary data as of July 16, 2012.

The Philippine financial system consists of banks and non-bank financial institutions. Banks include all financial institutions that lend funds obtained from the public primarily through the receipt of deposits and deposit substitutes. Non-banks include financial institutions other than banks which lend, invest or place funds, or at which evidences of indebtedness or equity are deposited with or acquired by them, either for their own account or for the account of others. Non-bank financial institutions may have quasi-banking functions. Quasi-banking functions include borrowing money to relend or purchase receivables and other obligations by issuing, endorsing or accepting debt or other instruments or by entering into repurchase agreements with 20 or more lenders at any one time.

Bangko Sentral, through its supervision and examination sector, supervises all banks and non-banks with quasi-banking functions or those with trust authorities such as investment management activities. This includes subsidiaries and affiliates of banks and quasi-banks engaged in related activities and those non-bank financial institutions placed under the effective supervision of Bangko Sentral through special laws such as pawnshops and non-stock savings and loan associations. The Monetary Board serves as the main policy-making body and has the ultimate supervisory authority.

Structure of the Financial System

The Philippine financial system consists of universal banks, commercial banks, thrift banks, rural and cooperative banks and non-bank financial institutions. Each type of bank participates in distinct business activities and geographic markets.

Commercial banks may:

•	accept drafts;

•	issue letters of credit, discounting and negotiating promissory notes, drafts, bills of exchange and other evidences of indebtedness;

•	receive deposits and deposit substitutes;

•	buy and sell foreign exchange and gold and silver bullion;

•	acquire marketable bonds; and

•	lend money on a secured or unsecured basis.

Expanded commercial banks, otherwise known as universal banks, in addition to regular commercial banking activities, may also engage in investment banking activities, invest in non-allied enterprises and own up to 100% of the equity in a thrift bank, a rural bank, a financial allied enterprise or a non-financial allied enterprise. In the case of a publicly listed universal bank, it may also own up to 100% of the voting stock of only one other universal bank or commercial bank. As of May 31, 2012, the Republic had 37 operating universal and commercial banks, with a total of 4,904 branches.

The following table sets out the outstanding loans of commercial banks classified by sector.

COMMERCIAL BANKS’ OUTSTANDING LOANS BY SECTOR

	As of December 31,
	2007		2008		2009		2010		2011		2012(1)
	(Peso in millions, except percentages)
Total	1,478,294	100.0%	1,748,206	100.0%	1,921,667	100.0%	2,115,283	100.0%	2,541,159	100%	2,621,315	100%
Agriculture, hunting and forestry	202,087	13.7%	309,279	17.7%	333,787	17.4%	378,551	17.9%	236,149	9.3%	179,047	9.0%
Fishing	6,889	0.5%	3,934	0.2%	3,460	0.2%	3,717	0.2%	5,993	0.2%	7,231	0.2%
Mining and quarrying	10,342	0.7%	6,890	0.4%	5,237	0.3%	15,783	0.7%	25,263	1.0%	15,266	1.0%
Manufacturing	373,154	25.2%	392,794	22.5%	327,010	17.0%	386,653	18.3%	510,911	20.1%	517,616	19.5%
Electricity, gas and water	122,534	8.3%	112,599	6.4%	144,244	7.5%	166,602	7.9%	257,413	10.1%	265,461	9.8%
Construction	25,204	1.7%	34,485	2.0%	25,046	1.3%	28,943	1.4%	35,397	1.4%	42,549	1.4%
Wholesale and retail trade	178,879	12.1%	228,716	13.1%	239,290	12.5%	255,491	12.1%	403,082	15.9%	411,046	15.4%
Transportation, storage and communication	55,542	3.8%	81,017	4.6%	150,046	7.8%	144,695	6.8%	173,411	6.8%	228,353	6.6%
Financial intermediation	153,366	10.4%	130,560	7.5%	189,946	9.9%	193,068	9.1%	225,599	8.9%	243,826	8.6%
Real estate, renting and business services	217,208	14.7%	282,880	16.2%	317,592	16.5%	356,267	16.8%	445,928	17.5%	485,772	17.0%
Public administration and defense	37,810	2.6%	52,704	3.0%	66,314	3.5%	67,420	3.2%	79,638	3.1%	94,280	3.0%
Education	9,359	0.6%	10,341	0.6%	9,825	0.5%	9,912	0.5%	8,785	0.3%	11,332	0.3%
Health and social work	7,084	0.5%	8,364	0.5%	10,527	0.5%	10,630	0.5%	9,432	0.4%	11,729	0.4%
Community, social and personal services	64,255	4.3%	72,592	4.2%	71,131	3.7%	63,404	3.0%	87,404	3.4%	68,274	3.3%
Undifferentiated production activities of private households	0	0.0%	0	0.0%	0	0.0%	0	0%	0	0.0%	0	0.0%
Hotels and restaurants	14,580	1.0%	21,051	1.2%	28,222	1.5%	34,147	1.6%	36,756	1.4%	39,534	1.4%

Source: Bangko Sentral.

Note:

(1)	Preliminary data as of May 31, 2012.

Thrift banks invest their capital and the savings of depositors in:

•	financings for homebuilding and home development;

•	readily marketable debt securities;

•	commercial papers and accounts receivables, drafts, bills of exchange, acceptances or notes arising out of commercial transactions; or

•

short-term working capital and medium and long-term loans to small and medium-sized businesses and individuals engaged in agriculture, services, industry, housing and other financial and allied services in its market.

As of May 31, 2012 the Republic had 70 operating thrift banks (including microfinance-oriented banks), with a total of 1,545 branches.

Rural and cooperative banks extend credit in the rural areas on reasonable terms to meet the normal credit needs of farmers, fishermen, cooperatives and merchants and, in general, the people in the rural communities. As of March 31, 2012, the Republic had 614 operating rural and cooperative banks with a total of 2,123 branches.

Some thrift and rural banks are considered microfinance oriented banks, with more than 50% of their operations dedicated to lending amounts as low as (Peso)5,000.

The specialized Government banks are the Development Bank of the Philippines, the Land Bank of the Philippines and the Al-Amanah Islamic Investment Bank of the Philippines. The Development Bank generally provides banking services to meet the medium and long-term needs of small and medium-sized agricultural and industrial enterprises, particularly in rural areas. The Land Bank primarily provides financial support for agriculture and all phases of the Republic’s agrarian reform program. The Development Bank and the Land Bank also operate as universal banks. The Al-Amanah Islamic Investment Bank promotes the development of the ARMM by offering banking, financing and investment services based on Islamic banking principles and rulings.

Non-bank financial institutions are primarily long-term financing institutions, though they also facilitate short-term placements in other financial institutions. As of March 31, 2012, Bangko Sentral regulated or supervised 39 non-bank financial institutions with quasi-banking functions, among them 17 investment houses, 21 financing companies and one non-bank financial institution. Bangko Sentral also supervised or regulated 17,169 non-bank financial institutions without quasi-banking functions, including 10 investment houses, 25 financing companies, four investment companies, 14 security dealers/brokers, 16,936 pawnshops, one lending investor, 174 non-stock savings and loan associations, two Government non-bank financial institutions and three credit card companies.

Recent Financial System Developments

In the first five months of 2012, the Philippine banking system grew 14.3% in core lending, 4.7% in deposit liabilities and 11.1% in capital accounts, in each case compared with the same period of 2011. Despite the difficult global financial environment, the banks registered net profit growth of (Peso)33.7 billion for the first quarter of 2012, which represented a 37.2% increase over net profit growth of (Peso)24.6 billion for the same period in 2011. Annualized return-on-equity stood at 13.0% for the first quarter of 2012, up from 12.5% for the same period in 2011, and annualized return-on-assets was up 1.6%, as compared with an increase of 1.5% for the same period in 2011. As of May 31, 2012, the non-performing asset ratio declined to 2.8%, compared to 3.4% as of May 31, 2011. As of September 30, 2011, the banks’ capital adequacy ratio on a consolidated basis stood at 17.4% and the net tier-1 capital ratio was at 14.1%. Liquidity declined, as the liquid assets-to-deposits ratio dropped to 56.2% as of May 31, 2012 from 57.7% as of May 31, 2011.

Non-Performing Loans

The following table provides information regarding non-performing loans (“NPL”) for universal and commercial banks for the periods indicated.

TOTAL LOANS (GROSS) AND NON-PERFORMING LOANS BY TYPE OF BANK

	As of December 31,
	2007	2008	2009	2010	2011	2012(1)
	(Peso in billions, except percentages)
Expanded commercial/Universal banks(2)
Total loans	1,413.8	1,619.7	1,817.8	1,855.9	2,193.8	2,202.9
Total non-performing loans	71.7	63.5	56.3	55.2	46.1	44.6
Ratio of non-performing loans to total loans	5.1%	3.9%	3.1%	3.0%	2.1%	2.0%
Non-expanded/Commercial banks(2)
Total loans	162.5	180.9	187.0	199.5	229.0	219.6
Total non-performing loans	12.1	11.4	12.3	11.7	12.3	13.6
Ratio of non-performing loans to total loans	7.5%	6.3%	6.6%	5.9%	5.4%	6.2%
Government banks(3)
Total loans	305.3	361.9	351.6	341.7	449.5	392.5
Total non-performing loans	10.9	8.2	8.3	10.3	10.2	13.2
Ratio of non-performing loans to total loans	3.6%	2.3%	2.3%	3.0%	2.3%	3.4%
Foreign banks(4)
Total loans	313.2	339.8	368.4	404.5	349.5	419.1
Total non-performing loans	2.8	5.1	4.1	3.0	3.4	3.0
Ratio of non-performing loans to total loans	0.9%	1.5%	1.1%	0.7%	1.0%	0.7%
Total loans	2,194.8	2,502.3	2,724.9	2,801.7	3,221.8	3,234.1
Total non-performing loans	97.6	88.2	80.9	80.2	71.9	74.3
Ratio of non-performing loans to total loans	4.4%	3.5%	3.0%	2.9%	2.2%	2.3%

Source: Bangko Sentral.

Notes:

(1)	Preliminary data as of April 30, 2012.

(2)	Includes ING Bank and excludes Land Bank of the Philippines and Development Bank of the Philippines.

(3)	Consists of Land Bank, Development Bank and Al-Amanah Islamic Investment Bank.

(4)	Consists of 14 foreign banks; excludes four foreign bank subsidiaries.

As of December 31, 2008, the ratio of non-performing loans to total loans was 3.5%, which was 0.9% lower than the 4.4% recorded as of December 31, 2007. The (Peso)9.4 billion reduction in non-performing loans from (Peso)97.6 billion in 2007 to (Peso)88.2 billion in 2008, was largely due to the decline in non-performing loans of commercial and universal banks.

As of December 31, 2009, the ratio of non-performing loans to total loans was 3.0%, which was 0.5% lower than the 3.5% recorded as of December 31, 2008. This improvement in the NPL ratio was due mainly to an 8.3% decline in non-performing loans from (Peso)88.2 billion in 2008 to (Peso)80.9 billion in 2009, combined with an 8.9% expansion in the total loan portfolio from its 2008 levels.

As of December 31, 2010, the ratio of non-performing loans to total loans was 2.9%, which was 0.1% lower than the 3.0% recorded as of December 31, 2009. This reduction primarily resulted from a 2.8% expansion in the total loan portfolio from the levels recorded as of December 31, 2009, and a 0.9% decrease in non-performing loans from (Peso)80.9 billion as of December 31, 2009 to (Peso)80.2 billion as of December 31, 2010.

As of December 31, 2011, the ratio of non-performing loans to total loans was 2.2%, compared with the ratio of 2.9% recorded as of December 31, 2010. While NPLs decreased by 10.3% to (Peso)71.9 billion as of December 31, 2011 from the (Peso)80.2 billion recorded as of December 31, 2010, the total loan portfolio increased by 15.0% to (Peso)3,221.8 billion recorded as of December 31, 2011 from (Peso)2,801.7 billion as of December 31, 2010.

As of April 30, 2012, the ratio of non-performing loans to total loans was 2.3%, compared to 2.2% recorded as of December 31, 2011.

Financial Sector Reforms

The Government has undertaken a number of reforms in the financial sector intended to reduce bank holdings of nonperforming assets and improve the health of the banking industry in general. Certain of these reforms are discussed below.

On December 19, 2005, the Monetary Board partially lifted a moratorium on the establishment of bank branches and other banking offices that had been in place since 1999. This action was aimed primarily at increasing competition among banks and improving banking services and accessibility in underserved areas. Under the Monetary Board’s new guidelines, banks that meet certain qualification requirements may establish branches anywhere in the Philippines, except in selected areas of Metro Manila that are to be opened to increased competition in phases through June 2014. On May 30, 2012, the Monetary Board also removed the limit on the number of branches for which banks may apply.

Bangko Sentral has supported amendments to its charter to strengthen regulation of the banking sector. The proposed amendments, which have been recommended for approval by the Committee on Banks and Financial Intermediaries and have been referred to the Department of Budget and Management and the Department of Finance for position papers, would relax bank secrecy rules, give Bangko Sentral more flexibility to order consolidations in the banking industry, clarify the grounds for closing problem banks or declaring them insolvent and strengthen legal protections for bank supervisors acting in their official capacity. As of the date of this prospectus, the proposed legislative bills amending the BSP Charter are currently pending in both houses of Congress.

On August 22, 2008, the Personal Equity and Retirement Account Law was signed into law. The law aims to improve the Republic’s savings rate and support the development of the domestic capital markets by setting up a personal savings plan for employees similar to the 401(k) pension scheme adopted in the United States.

On October 31, 2008, the Credit Information System Act was signed into law. The act aims to establish a comprehensive credit information system in the Republic, and also seeks to improve access to credit, lower the cost of credit to borrowers and reduce reliance on collateral-based lending.

On June 30, 2009, Republic Act No. 9648, or the Documentary Stamp Tax Law, was signed into law. The law exempts the sale, barter or exchange of shares of stock listed and traded through the Philippine Stock Exchange from documentary stamp taxes. The law is intended to stimulate trading in the local capital markets.

On December 17, 2009, Republic Act No. 9856, or An Act Providing the Legal Framework for Real Estate Investment Trusts and Other Purposes became law as then President Arroyo neither signed nor vetoed the enrolled bill approved by Congress. The law, which aims to further develop the capital markets in the Republic, governs the operation of real estate investment trusts (“REITs”) that employ the pooled capital of investors to acquire and manage income from mortgage loans. Under the law, REITs are listed stock corporations that will provide small and large investors with options to participate directly in the ownership, financing and management of large-scale real estate projects at affordable rates of investment. REITs will be in the form of a corporation that is mandated to distribute at least 90% of its net income as dividends to shareholders while the corporate tax of 30% will be imposed on the remainder of the net income. The law also grants various tax incentives to eligible REITs.

On July 26, 2011, the BIR implemented revised tax rules on companies that qualify as REITs. These implementing rules permit companies that qualify as REITs to deduct dividends paid to their shareholders from their gross income for the purposes of determining the REIT’s income tax liability. Income payments by REITs are also subject to a preferential withholding rate of 1% (as opposed to the rate of 6% for ordinary corporations), and the stamp taxes and registration fees that REITs pay on the sale or transfer of real estate property are to be reduced by 50%.

On January 10, 2011, the BSP started the process of integrating Philippine banking practices with Basel III standards. Basel III, which is the most recent update to the Basel Accord establishing a global risk-based capital adequacy framework issued by the Basel Committee on Banking Supervision, states that a majority of a bank’s capital base must be in the form of common equity elements and sets out minimum criteria for instruments to qualify in each of the agreement’s sub-categories of capital. The BSP has issued guidelines on using non-common equity components in a bank’s capital base as a basis for determining capital instruments that could be counted as regulatory capital by Philippine banks. These guidelines apply to capital instruments issued on or after January 1, 2011.

On January 3, 2012, the BSP issued a Basel III implementation roadmap and on January 10, 2012 defined qualifying capital instruments in accordance with Basel III. The BSP has also announced the country’s adoption of Basel III standards for risk-based capital covering universal and commercial banks by 2014, four years ahead of the deadline given by the Basel Committee.

The BSP has also implemented regulatory measures to strengthen the framework of banks’ corporate governance, imposed higher capital charges to curb speculative foreign exchange transactions, implemented an internal capital adequacy assessment process framework for foreign bank branches, issued guidelines for the early adoption of the Philippine Financial Reporting Standard 9, increased the minimum capital requirement for thrift banks and allowed them to invest in readily marketable foreign currency- denominated debt instruments.

Foreign Currency Loans

Bangko Sentral imposes a combination of prior approval, registration and reporting requirements on all non-peso denominated loans. The regime is as follows:

Type of Loan	Requirements

Private sector loans:

•    guaranteed by a public sector entity or a local commercial bank;

•    granted by foreign currency deposit units that are specifically or directly funded from, or collateralized by, offshore loans or deposits;

•    obtained by banks and financial institutions with a term exceeding one year which will be re-lent to public and private enterprises; or

•    serviced using foreign exchange purchased from the banking system, unless specifically exempted from the prior approval requirement.

Prior approval, subsequent registration and reporting requirements.

Private sector loans which are specifically exempted from the prior approval requirement and which will be serviced with foreign exchange purchased from the banking system.	Subsequent registration and reporting requirements.

All private sector loans to be serviced with foreign exchange not purchased from the banking system.	Reporting requirements.

Public sector offshore loans except: • short-term foreign currency deposit loans for trade financing and • short-term interbank borrowings.	Prior approval and reporting requirements.

The Philippine Securities Markets

History and Development

The securities industry in the Philippines began with the opening of the Manila Stock Exchange in 1927. In 1936, the Government established the Philippine SEC to oversee the industry and protect investors. Subsequently, the Makati Stock Exchange opened in 1963 and merged with the Manila Stock Exchange to form the Philippine Stock Exchange in 1994.

On June 29, 1998, the Philippine SEC granted the Philippine Stock Exchange self-regulatory organization status, empowering it to supervise and discipline its members, including by examining a member’s books of account and conducting audits.

To broaden the range of securities eligible for listing, the Philippine Stock Exchange established a board for small- and medium-sized enterprises with an authorized capital of (Peso)20 million to (Peso)99.9 million of which at least 25% must be subscribed and fully paid.

In August 2001, the Philippine Stock Exchange completed its conversion to a publicly held stock corporation. As its first shareholders, each of the 184 member-brokers subscribed and fully paid for 50,000 shares. The listing of its shares on the Philippine Stock Exchange took effect in December 2003 and 40% of the unissued shares were sold through a private placement in February 2004.

As of August 31, 2012, the Philippine Stock Exchange had 362 listed companies and 133 active trading participants.

As of October 17, 2012, the Philippine Stock Exchange composite index closed at 5,438.4 compared to a close of 4,372.0 on December 29, 2011, 4,201.1 on December 30, 2010, 3,052.7 on December 29, 2009, 1,872.9 on December 24, 2008 and 3,621.6 on December 28, 2007. In 2011, the average of the Philippine Stock Exchange composite index was 4,186.7, compared to the average index of 3,526.0 in 2010, 2,475.3 in 2009 and 2,622.8 in 2008.

In addition to the Philippine Stock Exchange, the Philippine Dealing and Exchange Corporation (“PDEX”), which deals mainly with trading of foreign exchange and fixed-income securities, was granted self-regulatory organization status by the Philippine SEC in 2006. The Corporation registered a trading volume of (Peso)1,843 billion of both government and corporate securities in the first half of 2012, an increase of 29.6% from the (Peso)1,422 billion registered during the same period in 2011.

Government Securities Market

The Bureau of the Treasury currently conducts weekly public offerings of treasury bills with maturities of 91 days, 182 days and 364 days, as well as treasury bonds with maturities ranging from two years to 25 years.

As of December 31, 2007, outstanding Government securities amounted to (Peso)2.2 trillion; 60.5% of these were regular issuances of treasury bills and fixed rate treasury bonds (“FXTBs”). The remaining issuances of Government securities included retail treasury bonds (“RTBs”), progress bonds, foreign exchange promissory notes, and Government guaranteed debt, among others. On August 1, 2007, the Government raised (Peso)77.7 billion from the sale of three- and five-year RTBs. Investors continued to access the Government securities market as total subscriptions or market tenders were more than twice the offered amount for both short-term treasury bills and longer-term treasury bonds.

As of December 31, 2008, outstanding Government securities amounted to (Peso)2.5 trillion, 59.1% of which were regular issuances of treasury bills and FXTBs. The remaining 40.9% of Government issued debt securities were benchmark bonds, special bond issuances, other notes and bonds and Government guaranteed corporate debt. The increase in the Bangko Sentral’s borrowing and lending rates by 0.25% on August 28, 2008, following a combined increase of 0.75% in June and July 2008, translated into an increase in the cost of borrowing of banks from the Bangko Sentral.

As of December 31, 2009, outstanding Government securities amounted to (Peso)2.5 trillion, 50.5% of which were issuances of treasury bills and FXTBs. The remaining issuances of Government securities consisted of RTBs, progress bonds, foreign exchange promissory notes and Government guaranteed debt, among others. On January 27, 2009, the Republic completed a domestic bond exchange whereby approximately (Peso)144.5 billion in aggregate principal amount of five- and seven-year treasury bonds were issued in exchange for approximately (Peso)136.6 billion in aggregate principal amount of bonds maturing between 2009 and 2016.

As of December 31, 2010, outstanding Government securities amounted to (Peso)2.8 trillion, 49.7% of which were issuances of treasury bills and FXTBs. The remaining issuances of Government securities consisted of RTBs, progress bonds, foreign exchange promissory notes, zero coupon treasury bonds, multicurrency RTBs and Government guaranteed debt, among others. On August 19, 2010, the Government raised (Peso)97.5 billion from the sale of five-, seven- and ten-year RTBs. On December 8, 2010, the Government raised (Peso)199.5 billion from the sale of 10- and 25-year bonds.

As of December 31, 2011, outstanding Government securities amounted to (Peso)2.9 trillion, 45.5% of which were issuances of treasury bills and FXTBs. The remaining issuances of Government securities consisted of RTBs, progress bonds, foreign exchange promissory notes, zero coupon treasury bonds, multicurrency RTBs and

Government-guaranteed debt, among others. On October 20, 2011, the Government raised (Peso)110.1 billion from the sale of ten- and fifteen-year RTBs. On July 19, 2011, the Government issued (Peso)323.5 billion and redeemed (Peso)292.5 billion as part of the Domestic Debt Consolidation Program. On March 1, 2012, the Government raised (Peso)179.8 billion from the sale of 2- and 15-year RTBs. As of May 31, 2012, outstanding Government securities amounted to (Peso)3.1 trillion, 45.5% of which were issuances of treasury bills and FXTBs. The remaining issuances of Government securities consisted of RTBs, progress bonds, foreign exchange promissory notes, zero coupon treasury bonds, multicurrency RTBs and Government guaranteed debt, among others.

Public Finance

The Consolidated Financial Position

The consolidated public sector financial position measures the overall financial standing of the Republic’s public sector. It consists of the public sector borrowing requirement and the aggregate deficit or surplus of the Social Security System and the Government Service Insurance System, Bangko Sentral, the Government financial institutions and the local Government units. The public sector borrowing requirement reflects the aggregate deficit or surplus of the Government, the Central Bank-Board of Liquidation’s accounts, the Oil Price Stabilization Fund and the 14 major GOCCs.

The following table sets out the consolidated financial position on a cash basis for the periods indicated.

CONSOLIDATED PUBLIC SECTOR FINANCIAL POSITION OF THE REPUBLIC

	As of December 31,
	2007	2008	2009	2010	2011
	(Peso in billions, except percentages)
Public sector borrowing requirement:
National government	(12.4)	(68.1)	(298.5)	(314.5)	(197.8)
CB Restructuring	(8.2)	(8.8)	(8.8)	(7.7)	(3.5)
Monitored Government-owned corporations	57.9	(27.2)	(19.3)	(66.9)	(23.7)
Adjustment of net lending and equity to GOCCs	10.6	13.8	(3.3)	9.9	1.0
Other adjustments	0	0.1	0	0.1	0

Total public sector borrowing requirement	47.9	(90.2)	(329.8)	(379.0)	(223.9)

As a percentage of GDP	(0.7)%	(1.2)%	(4.1)%	(4.2)%	(2.3)%
Other public sector:
Social Security System and Government Service Insurance System	41.7	66.7	39.0	40.1	48.0
Bangko Sentral(1)	(89.2)	9.4	(7.6)	(63.7)	(47.4)
Government financial institutions	7.9	7.5	10.0	9.5	9.9
Local government units	21.8	35.6	31.8	34.1	34.7
Timing adjustment of interest payments to Bangko Sentral	0.1	2.2	(0.3)	0.4	0
Other adjustments	0.6	0	0.2	2.9	0

Total other public sector	(17.1)	121.4	88.4	23.2	45.2

Consolidated public sector financial position	30.8	31.2	(241.4)	(355.8)	(178.7)

As a percentage of GDP	0.5%	0.4%	(3.1)%	(4.0)%	(1.8)%

Source: Fiscal Policy and Planning Office, Department of Finance.

Note:

(1)	Amounts are net of interest rebates, dividends and other amounts remitted to the Government and the Central Bank-Board of Liquidation.

In 2008, the consolidated financial position of the Republic recorded a surplus of (Peso)31.2 billion, which was higher than the surplus of (Peso)30.8 billion recorded in 2007. The increase in the public sector surplus was primarily due to the improved financial position of the Bangko Sentral, which recorded a surplus of (Peso)9.4 billion in 2008, compared with a deficit of (Peso)89.2 billion in 2007. The reason for the change was that the BSP recorded a large net loss in foreign exchange in 2007 and a substantial net gain in 2008. Borrowing requirements for GOCCs changed from a (Peso)57.9 billion surplus in 2007 to a deficit of (Peso)27.69 billion in 2008 due to the higher financing requirements of the National Food Authority resulting from an unusual increase in rice prices.

In 2009, the consolidated financial position of the Republic recorded a deficit of (Peso)241.4 billion, a reversal from the surplus of (Peso)31.2 billion recorded in 2008. The change in consolidated financial position was primarily due to increased borrowing by the Government, which increased from (Peso)68.1 billion in 2008 to (Peso)298.5 billion in 2009. Borrowing increased in order to compensate for reduced revenue collection resulting from the global economic crisis. Borrowing requirements for GOCCs decreased from a deficit of (Peso)27.7 billion in 2008 to a deficit of (Peso)25.9 billion in 2009 due to a substantial reduction of the National Food Authority’s deficit from (Peso)61.3 billion in 2008 to (Peso)27.0 billion in 2009. However, the reduction in the National Food Authority’s deficit was offset by a lower surplus of the NPC, PSALM and Transco and the deficit of the Philippine National Oil Company (from a surplus in 2008) due to lower privatization proceeds.

In 2010, the consolidated financial position of the Republic recorded a deficit of (Peso)355.8 billion, an increase from the deficit of (Peso)241.4 billion in 2009, but lower than the Government’s program deficit for the year of (Peso)325.0 billion. The increase in the public sector deficit was largely due to an increase in the deficits recorded by the BSP and the 14 monitored GOCCs. Borrowing requirements for GOCCs increased from a deficit of (Peso)25.9 billion in 2009 to a deficit of (Peso)71.0 billion in 2010 due to lower privatization proceeds and sales from NPC, Transco and PSALM, and increased investment in irrigation by the National Irrigation Authority.

In 2011, the consolidated financial position of the Republic recorded a deficit of (Peso)178.7 billion, a substantial decrease from the deficit of (Peso)355.8 billion recorded in 2010. The lower deficit level was primarily the result of a lower deficit of the Government, which decreased from (Peso)314.5 billion in 2010 to (Peso)197.8 billion in 2011, as higher aggregate revenue collections, particularly from the BIR, more than offset the higher level of expenditures for the period. The higher level of revenue collections was nevertheless lower than the Government’s program target for the year, mainly as a result of lower revenues due to both lower average tariff rates and lower imports in 2011. A decrease in the borrowing requirements for GOCCs from a deficit of (Peso)71.0 billion in 2010 to a deficit of (Peso)23.7 billion in 2011 primarily due to the National Food Authority’s reduced importation requirements in 2011 as compared with its imports in 2010 also contributed to the lower consolidated deficit. While the deficit attributable to PSALM increased slightly in 2011 as compared with 2010 due to the exhaustion of privatization proceeds, this increase was offset by decreases in the deficits of the National Housing Authority, the Local Water Utilities Administration, the National Electrification Administration and the National Irrigation Administration. The consolidated deficit was equivalent to 1.8% of the Republic’s GDP in 2011.

Government Revenues and Expenditures

The following table sets out Government revenues and expenditures for the periods indicated.

GOVERNMENT REVENUES AND EXPENDITURES

	Actual						Budget
	2007	2008	2009	2010	2011	2012(1)	2011(2)	2012
	(Peso in billions, except percentages)
Cash Revenues
Tax revenues:
Bureau of Internal Revenue	713.6	778.6	750.3	822.6	924.1	521.2	940.0	1,066.1
Bureau of Customs	209.4	260.2	220.3	259.2	265.1	143.4	320.0	347.1
Others Government offices(3)	9.9	10.4	11.0	11.8	12.8	6.9	13.2	13.2

Total tax revenues	932.9	1,049.2	981.6	1,093.6	1,202.1	671.5	1,273.2	1,427.4
As a percentage of GDP	14.0%	13.6%	12.2%	12.1%	12.3%	N/A	12.8%	13.3%
Non-tax revenues:
Bureau of the Treasury income(4)	67.9	63.7	69.9	54.3	75.2	50.2	68.0	63.3
Fees and charges(5)	21.6	6.8	19.3	22.8	26.0	12.8	63.1	67.9
Privatizations(6)	90.6	31.3	1.4	0.9	0.9	0.0	6.0	2.0
Foreign grants	0.2	0.1	0.2	0.4	0.2	0.1	0.0	0.0
Others	23.3	51.8	50.8	35.8	55.5	26.4	0.0	1.5

Total non-tax revenues	203.6	153.7	141.6	114.2	157.9	89.4	138.1	133.2

Total cash revenues	1,106.4	1,174.2	1,071.3	1,160.8	1,326.5	743.6	1,371.9	1,542.6
Total cash revenue as a percentage of GDP	16.6%	14.8%	13.3%	12.9%	13.6%	N/A	17.6%	14.4%
Total non-cash Revenues	30.1	58.7	51.9	47.0	33.5	17.3	39.4	18.0

Total revenues	1,136.6	1,202.9	1,123.2	1,207.9	1,359.9	760.9	1,411.3	1,560.6

Cash Expenditures
Personal services	350.3	374.7	414.0	469.4	500.4	211.9	540.2	585.7
Maintenance and other operating expense	128.3	138.7	176.4	182.1	201.2	96.5	231.4	254.6
Interest payments
Foreign	110.6	101.7	114.2	111.6	108.5	49.4	120.9	109.5
Domestic	157.2	170.5	164.7	146.9	170.5	81.6	236.2	208.1

Total interest payments	267.8	272.2	278.9	294.2	279.0	131.0	357.1	317.6
Subsidies to government corporation	21.7	17.0	17.4	21.0	45.8	11.4	9.8	31.8
Allotment to local government units	149.2	170.6	203.2	216.1	229.6	91.1	229.6	218.6
Comprehensive agrarian reform program (land acquisition and credit)	4.0	4.1	—	—	7.9	—	66.0	2.5
Infrastructure and other capital outlays	145.3	172.2	216.5	223.0	159.1	77.3	191.7	298.2
Capital transfers to local government units	38.8	46.7	56.9	58.1	70.3	28.5	72.2	71.3

Equity and net lending	13.5	16.1	6.4	11.4	30.9	8.8	16.0	25.1

Total cash expenditures	1,118.9	1,212.3	1,369.8	1,475.4	1,524.2	656.4	1,641.8	1,805.5

As a percentage of GNI (2000 prices)	13.0%	12.4%	12.9%	12.3%	11.8%	N/A	21.0%	12.6%
Tax expenditures	30.1	58.7	51.9	47.0	33.5	12.0	39.4	34.2

Total expenditures	1,149.0	1,271.0	1,421.7	1,522.4	1,557.0	668.4	1,711.3	1,839.7

Surplus/(Deficit)	(12.4)	(68.1)	(298.5)	(314.5)	(197.8)	(22.8)	(300)	(279.1)
Financing
Gross domestic borrowings	327.0	429.3	321.9	489.8	364.7	282.6	546.3	535.1
Net domestic borrowings	42.9	169.3	77.4	218.6	64.1	101.4	261.2	215.2
Non-budgetary accounts	20.3	(44.5)	2.7	(0.02)	2.8	1.1	(6.5)	(48.5)
Use of cash balances	107.0	47.5	(66.0)	37.2	(79.7)	149.9	2.8	5.8
Net foreign borrowings	38.5	(9.2)	152.5	133.0	51.2	70.2	48.1	215.2

Total net financing requirement	81.4	160.6	229.8	351.6	115.3	171.6	300.0	333.3

Sources: Department of Finance; Department of Budget and Management.

Notes:

(1)	Preliminary data for the first five months of 2012.

(2)	As adjusted in accordance with the Government’s periodic review of the budget and financing program.

(3)	Represents tax revenues of the Department of Environment and Natural Resources, Bureau of Immigration and Deportation, Land Transportation Office and other Government entities.

(4)	Represents interest on deposits, interest on advances to Government-owned corporations, interest on securities, dividends from Government-owned corporations, earnings received from the Philippine Amusement and Gaming Corporation, earnings and terminal fees received from Ninoy Aquino International Airport, guarantee fees and others.

(5)	Represents receipts from the Land Transportation Office, Department of Foreign Affairs and other Government agencies.

(6)	Represents remittances to the Government from the sale of interests in Government-owned corporations, Government financial institutions and other Government-owned assets and from the sale of assets by the Presidential Commission on Good Government and the Asset Privatization Trust.

Revenues

Sources.    The Government derives its revenues from both tax and non-tax sources. The main sources of revenue include income taxes, value-added taxes (“VAT”), excise taxes and customs duties. The main sources of non-tax revenue consist of interest on deposits, amounts earned from Government-owned corporations and privatization receipts.

Since 2006, the BIR has implemented the following tax administration improvements:

•	settlement of delinquent accounts or disputed assessments which are either being litigated in the courts or being challenged by taxpayers;

•	a lateral attrition law, which provides incentives for revenue agencies which exceed their revenue targets for given periods and penalties if they fall short of their targets;

•

specialized programs aimed at identification and prosecution of tax evaders, such as the Run After Tax Evaders (“RATES”) program of the BIR and the Run After The Smugglers (“RATS”) program of the Bureau of Customs (“BOC”);

•	use of electronic documentary stamp metering machines to accurately assess and monitor documentary stamp taxes;

•	broadening the tax base to increase the number of registered taxpayers, specifically by matching BIR taxpayer records with those of other Government agencies such as the Philippine SEC;

•	issuance of revenue regulations regarding automobiles which are subject to excise tax and

•	implementing a ceiling on deductible representation expenses as mandated by the Tax Code of 1997.

The BIR’s RATES program’s general goal is to effectively raise tax revenues; it is also intended to enhance voluntary taxpayer compliance with the law, provide a deterrent to tax evaders and promote public confidence in the tax collection system. The RATES program seeks to achieve these goals by providing the infrastructure, policy framework and information systems necessary to investigate possible cases of tax evasion and determine instances where prosecution is necessary.

The BOC RATS program focuses on detecting and prosecuting smugglers and other violators of customs and tariff laws that are not detected and acted upon during initial and secondary reviews and screenings by existing BOC programs. The RATS program seeks to achieve its policy objectives by improving external infrastructure and information systems that are used to monitor customs collections, while at the same time internally reviewing the BOC’s organizational integrity to improve its performance as well as public confidence in the customs tax collection system.

Total Government revenues in 2008 were (Peso)1,202.9 billion, compared to (Peso)1,136.6 billion in 2007, reflecting a 5.8% increase. Total revenues in 2008 were below the program target of (Peso)1,225.2 billion. BIR collections in 2008 were (Peso)778.6 billion (of which (Peso)761.9 billion were cash revenues), reflecting a 9.1% increase from BIR collections of (Peso)713.6 billion (of which (Peso)699.7 billion were cash revenues) in 2007. The Government’s target for BIR collections in 2008 was (Peso)810.0 billion (of which (Peso)794.3 billion was targeted to be in cash). BOC collections were (Peso)260.2 billion (of which (Peso)218.2 billion were cash revenues) in 2008, compared to (Peso)209.4 billion in 2007 (of which (Peso)193.2 billion were cash revenues), reflecting a 24.3% increase. The 2008 target for BOC collection was (Peso)274.1 billion, of which (Peso)234.1 billion was targeted to be in cash. Revenues from other Government offices were (Peso)100.4 billion in 2008, compared to other revenues of (Peso)145.6 billion in 2007, reflecting a 31.0% decrease. The revenue derived from other offices was also significantly above the 2008 target of (Peso)9.4 billion set by the Government. Income from the Bureau of the Treasury was (Peso)63.7 billion in 2008, compared to income of (Peso)67.9 billion in 2007, representing a 6.3% decrease. The figure was also above the (Peso)57.3 billion target set by the Government for 2008.

Total Government revenues in 2009 were (Peso)1,123.2 billion, compared to the (Peso)1,202.9 billion recorded in 2008, reflecting a 6.6% decrease. Total revenues in 2009 were below the program target of (Peso)1,239.2 billion, primarily due to collection shortfalls across all Government offices compared to their target collections for 2009. BIR collections in 2009 were (Peso)750.3 billion (of which (Peso)720.5 billion were cash revenues) compared to (Peso)778.6 billion (of which (Peso)761.9 billion were cash revenues) recorded in 2008, reflecting a 3.6% decrease. The Government’s program target for BIR collections in 2009 was (Peso)798.5 billion (of which (Peso)778.5 billion was targeted to be in cash). BOC collections were (Peso)220.3 billion in 2009 (of which (Peso)198.2 billion were cash revenues) compared to (Peso)260.2 billion (of which (Peso)218.2 billion were cash revenues) recorded in 2008, reflecting a 15.3% decrease. 2009 program target for collections for the BOC was (Peso)273.3 billion, of which (Peso)238.0 billion was targeted in cash. Revenues from other Government offices were (Peso)82.7 billion in 2009, compared to other revenues of (Peso)100.4 billion recorded in 2008, reflecting a 17.6% decrease. The revenues derived from other offices were also below the 2009 program target of (Peso)107.3 billion set by the Government. These shortfalls offset income from the BTr, which was (Peso)69.9 billion in 2009, compared to income of (Peso)63.7 billion recorded in 2008, representing a 9.8% increase. The figure is also above the (Peso)60.1 billion program target for 2009.

Total Government revenues in 2010 were (Peso)1,207.9 billion, a 7.5% increase over the (Peso)1,123.2 billion recorded in 2009. Total revenues for 2010 were (Peso)86.5 billion, or 6.7%, lower than the (Peso)1,294.4 billion program target for the year. This shortfall in revenue was the result of shortfalls of 4.4%, 7.6% and 23.1% in actual collections by the BIR, BOC and other Government offices against their respective program targets. BIR collections in 2010 were (Peso)822.6 billion ((Peso)807.1 billion of which were cash revenues), reflecting a 9.6% increase from BIR collections of (Peso)750.3 billion ((Peso)720.5 billion of which were cash revenues) recorded in 2009. BOC collections were (Peso)259.2 billion ((Peso)227.5 billion of which were cash revenues) in 2010, compared to (Peso)220.3 billion recorded in 2009 ((Peso)198.2 billion of which were cash revenues), reflecting a 17.7% increase. Revenues from other Government offices were (Peso)71.7 billion in 2010, a decrease of 13.2% from the (Peso)82.7 billion of revenues from other Government offices recorded in 2009. Income from the BTr was (Peso)54.3 billion in 2010, compared to income of (Peso)69.9 billion recorded in 2009, representing a 22.3% decrease.

Total Government revenues in 2011 were (Peso)1,359.9 billion, a 12.6% increase over the (Peso)1,207.9 billion recorded in 2010. Total Government revenues in 2011 were (Peso)51.4 billion, or 3.8%, lower than the (Peso)1,411.3 billion program target for the year. This shortfall in revenue was the result in shortfalls of 1.7%, 17.2% and 3.0% in actual collections by the BIR, BOC and other Government offices against their respective program targets. During 2011, BIR collections were (Peso)924.1 billion ((Peso)900.0 billion of which were cash revenues), an increase of 12.3% from the (Peso)822.6 billion recorded in the same period in 2010. BOC recorded collections of (Peso)265.1 billion ((Peso)255.7 billion of which were cash revenues) in 2011, a 2.3% increase from the (Peso)259.2 billion recorded in the same period in 2010. Revenues from the BTr were (Peso)75.2 billion in 2011, a 38.5% increase from the (Peso)54.3 billion recorded in 2010.

Total Government revenues in the first six months of 2012 were (Peso)760.9 billion, an 11.6% increase over the (Peso)681.6 billion recorded in the same period in 2011. In the first six months of 2012, BIR collections were (Peso)521.2 billion and BOC collections were (Peso)143.4 billion.

Expenditures

In 2008, total Government expenditures were (Peso)1,271.0 billion, reflecting an increase of (Peso)122.0 billion, or 10.6%, over the (Peso)1,149.0 billion disbursed in 2007. Infrastructure and other capital outlays as well as maintenance and other operating expenditures increased significantly, as the Government continued to invest in the country’s physical and social infrastructure, and provide safety nets needed to cope with the unprecedented rise in the international prices of key commodities such as rice and petroleum. In addition, tax subsidies in the amount of (Peso)58.7 billion in 2008 almost doubled the level in 2007, over two-thirds of which was issued to the National Food Authority in order to reduce the cost of rice importations, which reached 2.1 million metric tons and were undertaken to augment local rice production and ensure significant rice supply and affordable consumer prices. Interest payments also increased to (Peso)272.2 billion in 2008, due to higher financing requirements on account of a larger deficit of (Peso)68.1 billion, compared to the (Peso)12.4 billion deficit in 2007.

Total Government spending in 2009 was (Peso)1,421.7 billion, an 11.9% increase from the 2008 level of (Peso)1,271.0 billion. The increase in disbursements was intended to counter the effects of the global economic crisis and to provide for Government support for the areas affected by typhoons “Ondoy” and “Pepeng.” Maintenance expenditures (27.2% or (Peso)37.8 billion) and capital outlays (25.7% or (Peso)44.3 billion) increased, largely resulting from the stimulus spending undertaken early in the year and the provision for the 2010 national automated elections, anti-poverty programs such as conditional cash transfers and scholarship programs, and faster settlement of prior years’ payables. Personal services also increased substantially, by (Peso)39.4 billion or 10.5% from 2008 levels, mainly because of the implementation of the Salary Standardization Law III. Interest payments went up by (Peso)6.6 billion, or 2.4%, from 2008 levels to (Peso)278.9 billion, due to the depreciation of the peso, which was partially tempered by a decline in interest rates.

Total Government expenditures in 2010 amounted to (Peso)1,522.4 billion, a 7.1% increase from the (Peso)1,421.7 billion recorded in 2009, but (Peso)97.1 billion, or 6.0%, lower than program total expenditures of (Peso)1,619.4 billion for 2010. Total expenditures were below programmed levels, mainly because interest payments of (Peso)294.2 billion in 2010 were (Peso)32.8 billion, or 10%, lower than the expected 2010 interest payments of (Peso)327.0 billion.

Total Government expenditures in 2011 were (Peso)1,557.0 billion, 2.3% greater than the (Peso)1,522.4 billion recorded in 2010. Total Government expenditures in 2011 were (Peso)154.3 billion, or 9.0%, lower than the (Peso)1,711.3 billion program target for the year. The Disbursement Acceleration Program implemented in the latter part of 2011 reallocated funds to fast moving and high impact programs and projects, thus allowing government resources to be used more efficiently.

Total Government expenditures in the first six months of 2012 were (Peso)795.4 billion, 13.8% higher than the same period in 2011. Maintenance expenditures and capital outlays increased in the first six months of 2012 relative to the same period in 2011. Maintenance expenditures increased by 41.4% to (Peso)115.2 billion for the first six months of 2012 over the same period in 2011 due to a higher provision for various developmental and social protection projects of the Government. Given the significantly higher allocations for various infrastructure and civil works projects of the Department of Public Works and Highways as well as irrigation projects of the Department of Agriculture, spending on infrastructure and other capital outlays for the first six months of 2012 increased by 66.1% as compared to the first six months of 2011. President Aquino’s administration has undertaken a number of initiatives to sustain spending momentum going forward, including regular meetings between the Department of Budget and Management and certain Government agencies that have had trouble meeting spending objectives in the past and the creation of account management teams at select departments. In addition, the Government has identified certain key issues and bottlenecks, which include procurement delays due to incorrect technical specifications, poor targeting or weak assumptions and a lack of coordination among the various groups in a department in terms of submission of their spending programs. The Aquino administration has proposed a number of initiatives in its 2013 Budget while simultaneously working with the affected departments to ensure these bottlenecks are addressed. For instance, the Government has directed agencies to put their infrastructure projects up for bidding immediately after national evaluation protocol submission. The Government remains committed to the acceleration of the implementation of critical programs and projects to achieve its targets.

The Government Budget

The Budget Process

The Administrative Code of 1987 requires the Government to formulate and implement a national budget. The President submits the budget to Congress within 30 days of the opening of each regular session of Congress, which occurs on the fourth Monday of each July. The House of Representatives reviews the budget and transforms it into a general appropriations bill. The Senate then reviews the budget. A conference committee composed of members of both houses of Congress then formulates a common version of the bill. Once both houses approve the budget, the bill goes to the President for signing as a general appropriations act.

2012 Budget

On December 15, 2011, President Aquino signed into law Republic Act No. 10155 or the General Appropriations Act for 2012. The 2012 budget increased expenditures by 10.4% to (Peso)1.8 trillion, from the (Peso)1.6 trillion budgeted in 2011. The Department of Education received the highest allocation in the 2012 budget, with (Peso)238.8 billion, a 15.2% increase from the (Peso)207.3 billion allocated in 2011. President Aquino has stated that this allocation reflects the Government’s plan to deliver direct educational benefits to lower income groups. The Department of Agriculture’s 2012 allocation also increased substantially from its allocation in 2011, mainly due to budgeted expenditures related to the Government’s plan for the Philippines to attain self-sufficiency in rice production by 2013.

The ten Government agencies with the highest allocations under the 2012 budget are set out below along with their corresponding allocations in 2011.

Agency	2012 Allocation	2011 Allocation	2012 Increase from 2011
	(Peso in billions)
Department of Education(1)(2)	238.8	207.3	15.2%
Department of Public Works and Highways(3)(4)	126.4	110.6	14.3%
Department of National Defense(2)(5)	108.1	104.7	3.2%
Department of Interior and Local Government(2)(5)	99.8	88.1	13.3%
Department of Agriculture(3)(4)	61.4	38.6	59.1%
Department of Social Welfare and Development	48.8	34.3	42.3%
Department of Health(2)(3)(4)	45.8	33.9	35.1%
Department of Transportation and Communications(2)(3)(4)(5)	34.7	32.5	6.8%
Department of Finance(2)(4)	23.6	12.2	93.4%
Department of Environmental and Natural Resources(2)(3)	17.5	11.6	50.9%

Notes:

(1)	The Department of Education figure is inclusive of allocations for its School Building Program, which has since been transferred to the Department of Public Works and Highways.

(2)	Includes funds from the Miscellaneous Personnel Benefits Fund.

(3)	Includes funds from the Priority Social and Economic Projects Fund.

(4)	Includes Budgetary Support to Government Corporations.

(5)	Includes funds from the Pension and Gratuity Fund.

In the 2012 budget, (Peso)333.1 billion is designated for payment of the Republic’s debt service obligations. The 2012 budget anticipates a (Peso)279.1 billion budget deficit in 2012, or approximately 2.6% of the Republic’s expected GDP for the year.

According to the Department of Budget and Management, the Government has accelerated the budget execution process for 2012. As of May 2012, the department has already released 73.7% of the (Peso)1,816.0 billion obligation program to speed up the implementation of government programs and projects.

2013 Budget

The Aquino administration submitted its proposed 2013 national budget to the House of Representatives on July 24, 2012. The proposed 2013 budget of (Peso)2.01 trillion represents a 10.5% increase over the 2012 budget of (Peso)1.82 trillion. The proposed 2013 budget is equivalent to 16.8% of GDP, which is slightly lower than the 16.9% of GDP represented by the 2012 budget. The Government has adopted a deficit target of 2.0% of GDP in 2013, or (Peso)241 billion in absolute terms. This target is lower than the current deficit outlook for 2012, which is (Peso)279.1 billion or 2.6% of GDP.

The 2013 budget reflects President Aquino’s policy of increasing subsidies to the poor, expanding critical educational inputs, making healthcare accessible for all, improving the quality of governance and creating an environment conducive to growth and private business activities. The priority sectors under the proposed 2013 budget are transport infrastructure, agricultural development, infrastructure related to tourism, education and health sectors as well as rural electrification. In line with President Aquino’s policy to protect the welfare of the people, social services was allocated (Peso)698.8 billion, or 34.8% of the 2013 budget, which is consistent with the approximately 34% of the budget that social services represented in 2012 and 2011 since President Aquino took office (an increase from 28% in the 2010 budget allocation).

In the proposed 2013 budget, (Peso)333.9 billion is designated for payment of the Republic’s debt service obligations in 2013, an increase of 0.2% from the (Peso)331.1 billion allocated in 2012. The proposed debt service allocation for 2013 includes (Peso)219.2 billion for domestic obligations and (Peso)114.7 billion for foreign obligations.

The ten Government agencies with the highest allocations under the proposed 2013 budget compared to their corresponding allocations under the 2012 budget are listed below.

Agency	2013 Allocation	2012 Allocation	2013 Increase from 2012
	(Peso in billions)
Department of Education(1)(2)	292.7	238.8	22.6%
Department of Public Works and Highways(3)(4)	152.9	126.4	21.0%
Department of National Defense(2)(5)	121.6	108.1	12.5%
Department of Interior and Local Government(2)(5)	121.1	99.8	21.3%
Department of Agriculture(3)(4)	74.1	61.4	20.7%
Department of Health(2)(3)(4)	56.8	45.8	24.0%
Department of Social Welfare and Development	56.2	48.8	15.2%
Department of Transportation and Communications(2)(3)(4)(5)	37.1	34.7	6.9%
Department of Finance(2)(4)	33.2	23.6	40.7%
Department of Environmental and Natural Resources(2)(5)	23.7	17.5	35.3%

Notes:

(1)	The Department of Education figure is inclusive of allocations for its School Building Program, which has since been transferred to the Department of Public Works and Highways.

(2)	Includes funds from the Miscellaneous Personnel Benefits Fund.

(3)	Includes funds from the Priority Social and Economic Projects Fund.

(4)	Includes Budgetary Support to Government Corporations.

(5)	Includes funds from the Pension and Gratuity Fund.

The proposed 2013 budget anticipates a (Peso)241.0 billion budget deficit, or approximately 2.0% of the Republic’s expected GDP for 2013. The deficit is expected to be financed by (Peso)568.0 billion in domestic borrowings and (Peso)189.8 billion in foreign borrowings, reflecting a foreign-to-domestic borrowing ratio of approximately one to three.

Debt

External Debt

For foreign borrowings by the private sector, Bangko Sentral approval is required if the loans (i) are guaranteed by the public sector; (ii) will be serviced with foreign exchange from the Philippine banking system; or (iii) the loans will be obtained by banks for the purpose of re-lending and have maturities of more than one year.

The following table sets out the total outstanding Bangko Sentral-approved and registered external debt.

BANGKO SENTRAL APPROVED EXTERNAL DEBT

	As of December 31,
	2007	2008	2009	2010	2011	2012(1)
	($ in millions, except percentages)
By Maturity:
Short-term(2)	7,084	7,001	4,002	6,295	7,013	7,420
Medium and long-term	48,387	47,327	50,853	53,753	54,698	55,483

Total	55,470	54,328	54,856	60,048	61,711	62,903

By Debtor:(3)
Banking system	10,876	8,602	6,646	8,186	9,276	9,650
Public sector(4)	34,683	35,466	38,647	41,542	42,800	43,416
Private sector(5)	9,911	10,260	9,562	10,320	9,635	9,838

Total	55,470	54,328	54,856	60,048	61,711	62,903

By Creditor Type:
Multilateral	7,891	9,082	10,939	10,908	11,581	11,671
Bilateral	13,709	15,418	14,717	15,888	15,642	15,042
Banks and financial institutions	10,488	9,040	6,511	7,183	7,743	7,745
Bondholders/noteholders	18,911	17,611	19,769	21,861	22,568	24,230
Others	4,471	3,177	2,921	4,208	4,179	4,216

Total	55,470	54,328	54,856	60,048	61,711	62,903

Ratios:
Debt service burden to exports of goods and services(6)	10.1%	9.7%	10.4%	8.7%	8.9%	7.2	%(7)
Debt service burden to GNI	4.1%	3.4%	3.1%	2.8%	2.5%	2.3	%(8)
External debt to GNI	29.7%	24.7%	24.5%	22.6%	20.8%	20.7	%(9)

Source: Bangko Sentral.

Notes:

(1)	Data as of March 31, 2012.

(2)	Debt with original maturity of one year or less.

(3)	Classification by debtor is based on the primary obligor under the relevant loan or rescheduling documentation.

(4)	Includes public sector debt whether or not guaranteed by the Government; does not include public banks.

(5)	Excludes private banks.

(6)	This ratio is based on the debt service burden for the relevant period relative to the total exports of goods and receipts from services and income during such period based on the BPM5 framework.

(7)	Data for January to April 2012.

(8)	Data for January to March 2012.

(9)	Based on annualized GNI.

As of December 31, 2008, outstanding external debt of the Republic approved by or registered with Bangko Sentral was $54.3 billion. Transactions during the year resulted in net repayments of $4.3 billion, but the impact of this was substantially offset by upward foreign exchange revaluation adjustments of $3.2 billion, representing the increase in the U.S. dollar value of yen-denominated obligations due to the yen’s appreciation against the U.S. dollar. As a result, the debt stock showed a decline of only $1.1 billion from the previous year’s $55.5 billion figure. Without the upward revaluation adjustments, external debt would have decreased by $4.3 billion during the year.

As of December 31, 2009, outstanding external debt of the Republic approved by or registered with Bangko Sentral was $54.9 billion. The increase in external debt was mainly due to an increase in net borrowings of the public sector.

As of December 31, 2010, the Republic’s outstanding external debt approved by or registered with Bangko Sentral was $60.0 billion, a 9.5% increase from the $54.9 billion recorded as of December 31, 2009. The increase in external debt in 2010 was due mainly to increases in net borrowings of the banking sector and both the private and public sectors. As of December 31, 2010, Bangko Sentral-approved medium- and long-term external debt amounted to $53.8 billion, while Bangko Sentral-approved short-term external debt amounted to $6.3 billion. Approximately 47.8% of total Bangko Sentral-approved external debt (including short-term debt) was denominated in U.S. dollars, 29.3% was denominated in Japanese yen, and 10.5% was denominated U.S. dollar multi-currency loans from international financial institutions, and 12.4% was denominated in other currencies, including SDRs.

As of December 31, 2011, the Republic’s outstanding external debt approved by or registered with Bangko Sentral was $61.7 billion, a 2.8% increase from the $60.0 billion recorded as of December 31, 2010. The increase was mainly due to foreign exchange revaluation adjustments of $800 million due to the general weakening of the U.S. dollar, particularly in the third quarter of 2011; net availments of $473 million; increased investments by non-residents in Philippine debt papers of $340 million; and audit adjustments of $50 million. Approximately 47.4% of the Republic’s BSP-approved external debt was denominated in U.S. dollars, while 27.0% was denominated in Japanese yen. Multi-currency loans from the World Bank and the ADB accounted for 11.5% of total BSP-approved external debt, while 14.0% was denominated in other currencies.

As of March 31, 2012, the Republic’s outstanding external debt approved by or registered with Bangko Sentral was $62.9 billion, a 1.9% increase from the $61.7 billion recorded as of December 31, 2011 and a 3.2% increase from the $60.9 billion recorded as of March 31, 2011. The year-on-year increase was mainly due to $1.0 billion in additional acquisitions by non-residents of Philippine debt papers and net availments.

Government Financing Initiatives

The following are the major program loans approved by creditor agencies or availed of by the Government from January 2006 to August 2012.

Program Loan	Creditor	Amount ($)	Date Availed/ Approved
Power Sector Development Program	ADB	450 million	December 2006
Financial Market Regulation and Intermediation Program	ADB	200 million	December 2006
Development Policy Loan	WB	250 million	March 2007
Power Sector Development Program	JBIC	300 million	March 2007
Development Policy Support Program	ADB	250 million	March 2007
Local Government Financing and Budget Reform Program	ADB	300 million	December 2007	(1)
Development Policy Support Program	ADB	250 million	September 2008	(1)
Philippines National Roads Improvement and Management Program	WB	232 million	May 2008	(1)
Governance in Justice Sector Reform Program	ADB	300 million	December 2008	(1)
Global Food Crisis Response Program Development Policy Operation Project	WB	200 million	December 2008	(1)
Development Policy Support Program	ADB	250 million	September 2009	(1)
Local Government Financing and Budget Reform Program	ADB	225 million	November 2009	(1)
Social Welfare and Development Reform Project	WB	400 million	February 2010	(1)
Development Policy Support Program	JBIC	250 million	February 2010	(1)
Local Government Finance and Budget Reform Program 2	AFD	187 million	February 2010
Development Policy Support Program III	JICA	100 million	March 2010
Emergency Budget Support Japanese ODA Loan	JICA	150 million	March 2010
Social Protection Support Project	ADB	400 million	September 2010
Financial Market Regulation and Intermediation Program Sub. 2	ADB	200 million	February 2011
First Development Policy Loan	WB	250 million	June 2011
Disaster Risk Management Development Program (CAT-DDO)	WB	500 million	September 2011
Governance and Justice Sector Reform Program 2	ADB	300 million	January 2012

Source:	International Finance Group, Department of Finance

Note:
(1)	Indicates loan approval date.

Public Sector Debt

The following table presents the Republic’s consolidated public sector debt as of the dates indicated.

OUTSTANDING CONSOLIDATED PUBLIC SECTOR DEBT(1)

	As of December 31,
	2007	2008	2009	2010	2011
	(Peso in billions, except percentages)
Consolidated nonfinancial public sector debt:
Domestic	1,706.3	1,863.3	1.918.9	2,265.6	2,743.4
Foreign	2,320.0	2,628.5	2,739.3	2,667.6	2,682.6

Total	4,026.3	4,491.8	4,658.2	4,933.2	5,426.0

Financial public corporations
Bangko Sentral:
Domestic	1,548.9	1,640.4	1,906.0	2,702.1	3,304.6
Foreign	118.6	162.7	122.6	86.3	80.5

Total	1,667.5	1,803.1	2,028.6	2,788.4	3,385.1

GFIs:
Domestic(2)	42.0	11.1	7.8	23.2	20.7
Foreign	133.2	166.6	168.0	171.1	161.9

Total	175.1	177.7	175.8	194.2	182.6

Domestic	1,590.9	1,651.5	1,913.8	2,725.3	3,325.3
Foreign	251.8	329.3	290.6	257.4	242.4

Total	1,842.6	1,980.8	2,204.4	2,982.7	3,567.7

Less: Intrasector-debt holdings
Domestic:
Government securities held by GFIs and BSP	475.9	447.4	398.6	412.6	393.8
Government deposits at BSP	167.4	141.9	143.8	110.1	60.1
Government/GOCCs deposits at GFIs	206.8	262.6	291.8	333.6	425.4
GFIs deposits at BSP	79.5	168.3	126.7	163.0	192.2
GOCC deposits at BSP	22.4	2.0	27.0	19.9	0.1
GOCC loans/other debt held by GFIs	47.4	50.8	33.4	40.1	100.4
GFIs loans/other debt held by BSP	69.8	72.6	72.7	72.7	66.7
Local governments debt held by GFIs	34.0	40.9	47.1	55.6	56.8

Total	1,103.1	1,186.5	1,141.0	1,207.8	1,295.5

Foreign:
Governments securities held by BSP	0.0	22.7	29.4	25.2	46.0

Total	1,103.1	1,209.2	1,172.8	1,233.0	1,341.5

Total public sector:
Domestic	2,194.0	2,691.7	2,691.7	3,783.1	4,773.2
Foreign	2,571.8	2,935.1	2,998.0	2,899.7	2,879.0

Total	4,765.8	5,263.4	5,689.7	6,682.8	7,652.2

Sources: Fiscal Policy and Planning Office, Department of Finance.

Notes:

(1)	The consolidated public sector comprises the general government sector, non-financial public corporations, and financial public corporations, after elimination of intra-debt holdings among these sectors.

(2)	Comprises all liabilities of Bangko Sentral (including currency issues) except for allocation of SDRs and revaluation of international reserves.

The following table presents the Republic’s consolidated non-financial public sector debt as of the dates indicated.

OUTSTANDING CONSOLIDATED NON-FINANCIAL PUBLIC SECTOR DEBT(1)

	As of December 31,
	2007	2008	2009	2010	2011
	(Peso in billions, except percentages)
Total(2)	4,026.3	4,491.8	4,658.2	4,933.2	5,426.0
Domestic	1,706.3	1,863.3	1,918.9	2,265.6	2,743.4
Foreign	2,320.0	2,628.5	2,739.3	2,667.6	2,682.6
National Government	3,712.5	4,220.9	4,396.6	4,718.2	4,951.2
Domestic	2,201.2	2,414.4	2,470.0	2,718.2	2,873.4
Foreign	1,511.3	1,806.5	1,926.6	2,000.0	2,077.8
Non-financial public corporations (14 GOCCs)	1,212.6	1,308.2	1,314.2	1,239.4	1,546.9
Domestic	398.2	480.6	494.4	568.2	938.1
Foreign	814.4	827.7	819.8	671.1	608.8
CB-BOL	1.6	1.7	1.2	0.8	0.3
Domestic	0	0	0	0	0
Foreign	1.6	1.7	1.2	0.8	0.3
Local government units	43.6	51.9	58.2	69.0	70.4
Domestic	43.6	51.9	58.2	69.0	70.4
Foreign	0	0	0	0	0
Less: Government debt held by Bond Sinking Fund(3)	534.4	615.8	619.8	559.8	529.9
Domestic	530.9	613.0	615.9	559.8	529.9
Foreign	3.4	2.8	3.9	0.0	0.0
Intra-sector debt holdings (domestic)	403.0	466.9	484.5	526.9	605.6
Government debt held by SSIs	176.0	248.6	277.2	311.8	409.6
Government debt held by LGUs	0.4	0	0	0	0.2
Government debt held by GOCCs	138.2	145.7	140.2	148.1	130.6
Onlending from national government to GOCCs	77.6	72.6	67.1	67.0	65.2
Onlending from GOCC to GOCC	10.8	0	0	0	0
Intra-sector debt holdings (external)	4.0	4.6	4.5	4.3	4.3
GOCCs debt held by national Government	4.0	4.6	4.5	4.3	4.3
Total (as % of GDP)	58.4%	58.2%	58.0%	54.8%	55.7%
Domestic (as % of GDP)	24.8%	24.1%	23.9%	25.2%	28.2%
Foreign (as % of GDP)	33.6%	34.0%	34.1%	29.6%	27.6%

Source: Fiscal Policy and Planning Office, Department of Finance.

Notes:

(1)	The consolidated non-financial public sector comprises the general government sector and non-financial public corporations. The consolidated non-financial public sector does not include financial public corporations.

(2)	Government debt under the revised methodology excludes contingent obligations.

(3)	Including Securities Stabilization Fund.

As of December 31, 2008, the outstanding consolidated public sector debt was (Peso)5.3 trillion, equivalent to 68.2% of the Republic’s GDP compared with a public sector debt-to-GDP ratio of 71.7% as of December 31, 2007. As of December 31, 2008, the total outstanding consolidated Government debt was (Peso)4.2 trillion, an increase of 13.5% from the (Peso)3.7 trillion as of December 31, 2007. Total domestic debt increased by 22.7% from (Peso)2.2 trillion as of December 31, 2007 to (Peso)2.7 trillion as of December 31, 2008. Total foreign debt increased by 14.1% from (Peso)2.6 trillion as of December 31, 2007 to (Peso)2.9 trillion as of December 31, 2008.

As of December 31, 2009, the outstanding consolidated public sector debt was (Peso)5.7 trillion, equivalent to 70.9% of the Republic’s GDP compared with a public sector debt-to-GDP ratio of 68.2% as of December 31, 2008. As of December 31, 2009, the total outstanding consolidated Government debt was (Peso)4.4 trillion, an increase of 4.2% from the (Peso)4.2 trillion as of December 31, 2008. Total domestic debt remained constant at (Peso)2.7 trillion as of December 31, 2008 and December 31, 2009. Total foreign debt increased by 2.1% from (Peso)2.9 trillion as of December 31, 2008 to (Peso)3.0 trillion as of December 31, 2009.

As of December 31, 2010, the outstanding consolidated public sector debt was (Peso)6.7 trillion, equivalent to 74.2% of the Republic’s GDP compared with a public sector debt-to-GDP ratio of 73.7% as of December 31, 2009. As of December 31, 2010, total outstanding consolidated Government debt was (Peso)4.7 trillion, an increase of 7.3% from the (Peso)4.4 trillion recorded as of December 31, 2009. Total domestic debt increased 40.5% to (Peso)3.8 trillion, from the (Peso)2.7 trillion recorded as of December 31, 2009. Total foreign debt decreased 3.3% to (Peso)2.9 trillion on December 31, 2010 from the $3.0 trillion recorded on December 31, 2009. The overall increase in Government debt is attributable to net borrowings made by the Government in 2010, as well as issuances of Government securities during the same period.

As of December 31, 2011, the outstanding consolidated public sector debt was (Peso)7.6 trillion, equivalent to 78.6% of the Republic’s GDP compared with a public sector debt-to-GDP ratio of 74.2% as of December 31, 2010. Total consolidated public sector domestic debt increased 26.2% to (Peso)4.8 trillion, from the (Peso)3.8 trillion recorded as of December 31, 2010. Consolidated public sector foreign debt remained at (Peso)2.9 trillion on December 31, 2011 and on December 31, 2010. As of December 31, 2011, total outstanding consolidated Government debt was (Peso)5.0 trillion, reflecting a 4.9% increase over the (Peso)4.7 trillion recorded as of December 31, 2010. The overall increase in Government debt was attributable to new borrowings made by the Government to finance the deficit for the period between December 31, 2010 and December 31, 2011, as well as the upward revaluation of outstanding foreign debt due to net depreciation of the peso against the U.S. dollar and the euro. These results more than offset net repayments made on the Republic’s obligations.

Direct Debt of the Republic

The following table summarizes the outstanding direct debt of the Republic as of the dates indicated.

OUTSTANDING DIRECT DEBT OF THE REPUBLIC(1)(2)

	As of December 31,
	2007	2008	2009	2010	2011	2012(3)
	(Peso in millions, except as otherwise indicated)
Medium/long-term debt(4)
Domestic	1,587,692	1,699,093	1,847,782	2,190,790	2,578,288	2,795,060
External ($ in millions)	36,330	38,111	41,566	45,609	47,277	48,419
Short-term debt(5)
Domestic	614,125	770,335	622,258	527,412	295,069	254,994

Total debt	3,712,487	4,220,903	4,396,640	4,718,171	4,951,188	5,100,601

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)	Includes Government debt that is on-lent to Government-owned corporations and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only and does not include any other public sector debt.

(2)	Amounts in original currencies were translated to U.S. dollars or pesos, as applicable, using Bangko Sentral’s reference exchange rates at the end of each period.

(3)	Preliminary data as of June 30, 2012.

(4)	Debt with original maturities of one year or longer.

(5)	Debt with original maturities of less than one year.

Direct Domestic Debt of the Republic

The following table summarizes the outstanding direct domestic debt of the Republic as of the dates indicated.

OUTSTANDING DIRECT DOMESTIC DEBT OF THE REPUBLIC(1)(2)

	As of December 31,
	2007	2008	2009	2010	2011	2012(3)
	(Peso in millions)
Loans
Direct	20,079	13,586	6,955	6,807	6,799	5,790
Assumed	2,294	2,294	2,294	2,294	2,294	2,294

Total loans	22,373	15,880	9,249	9,101	9,093	8,084
Securities
Treasury bills	614,125	770,335	662,258	527,412	295,069	254,994
Treasury notes/bonds	1,564,669	1,628,214	1,838,533	2,181,689	2,569,195	2,786,976

Total securities	2,178,794	2,398,548	2,460,791	2,709,101	2,864,264	3,041,970

Total debt	2,201,167	2,414,428	2,470,040	2,718,202	2,873,357	3,050,054

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)	Includes Government debt that is on-lent to Government-owned corporations and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2)	Amounts in original currencies were translated to U.S. dollars or pesos, as applicable, using Bangko Sentral’s reference exchange rates at the end of each period.

(3)	Preliminary data as of June 30, 2012.

The following table sets out the direct domestic debt service requirements of the Republic for the years indicated.

DIRECT DOMESTIC DEBT SERVICE REQUIREMENTS OF THE REPUBLIC(1)

Year	Principal Repayments	Interest Payments	Total(2)
	(Peso in millions)		(Peso in millions)	($ in millions)
2007	284,017	157,220	441,237	10,607
2008	259,951	170,474	430,425	9,081
2009	244,532	164,703	409,235	8,829
2010	271,246	175,673	446,919	10,192
2011	300,595	170,476	471,071	10,718
2012(3)	319,884	208,139	528,023	12,020
2013(3)	340,428	219,214	559,642	12,739

Source:	Bureau of the Treasury, Department of Finance.

Notes:

(1)	Excludes debt service in respect of Government debt that is on-lent to Government-owned corporations and other public sector entities guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2)	Amounts in pesos were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rates at the end of each period. For 2012 and 2013, amounts in Pesos were translated into U.S. dollars using an exchange rate of (Peso)43.93 per U.S. dollar.

(3)	Projected based on debt outstanding as of June 26, 2012.

Direct External Debt of the Republic

The following table summarizes the outstanding direct external debt of the Republic as of the dates indicated.

OUTSTANDING DIRECT EXTERNAL DEBT OF THE REPUBLIC(1)(2)

	As of December 31,
	2007	2008	2009	2010	2011	2012(3)
	($ in billions)
Loans:
Multilateral	5,439	5,855	7,246	7,315	8,135	8,324
Bilateral	8,510	10,069	9,646	10,808	11,392	10,837
Commercial	803	817	945	775	121	94

Total loans	14,752	16,741	17,836	18,898	19,648	19,255
Securities:
Eurobonds	1,682	1,604	1.653	661	647	622
Yen Bonds	440	550	546	1,837	1,283	1,259
Global Bonds	19,456	19,216	21,530	23,207	23,449	24,948
Peso Denominated Notes	0	0	0	1,006	2,250	2,335

Total securities	21,578	21,370	23,730	26,711	27,629	29,164

Total	36,330	38,111	41,566	45,609	47,277	48,419

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)	Includes Government debt that is on-lent to Government-owned corporations and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2)	Amounts in original currencies were translated to U.S. dollars using the applicable Bangko Sentral reference exchange rates at the end of each period.

(3)	Preliminary data as of June 30, 2012.

The following table sets out, by designated currency and the equivalent amount in U.S. dollars, the outstanding direct external debt of the Republic as of June 30, 2012.

SUMMARY OF OUTSTANDING DIRECT EXTERNAL

DEBT OF THE REPUBLIC BY CURRENCY(1)

As of June 30, 2012

	Amount in Original Currency	Equivalent Amount in $(2)	% of Total
	(in millions, unless otherwise indicated, except percentages)
U.S. dollar	32,542	32,569	67.3%
Japanese yen	881,873	11,000	22.7%
European Currency Unit	1,071	1,320	2.7%
Other currencies	—	3,530	7.3%

Total		48,919	100.0%

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)	Includes Government debt that is on-lent to Government-owned corporations and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only and does not include any other public sector debt.

(2)	Amounts in original currencies were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rates as of June 30, 2012.

The following table sets out the direct external debt service requirements of the Republic for the years indicated.

DIRECT EXTERNAL DEBT SERVICE REQUIREMENTS OF THE REPUBLIC(1)(2)

Year	Principal Repayments	Interest Payments	Total(3)
	(Peso in millions, except as otherwise indicated)		(Peso in millions)	($ in millions)
2007	62,252	110,580	172,832	3,745
2008	80,513	101,744	182,257	4,098
2009	98,889	114,163	213,052	4,472
2010	124,309	118,571	242,880	5,384
2011	143,159	108,520	251,679	5,811
2012(4)	63,285	109,513	172,798	3,972
2013(4)	108,916	114,688	223,604	5,140

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)	Excludes debt service in respect of Government debt that is on-lent to Government-owned corporations and other public sector entities or guaranteed by the Government, other than debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only and does not include any other public sector debt.

(2)	Amounts in original currencies were translated to Pesos using the applicable Bangko Sentral reference exchange rates prevailing on the date of payment.

(3)	Amounts in Pesos were translated to U.S. dollars using the applicable average Bangko Sentral reference exchange rates for each applicable period. For 2012 and 2013, amounts in Pesos were translated into U.S. dollars using an exchange rate of (Peso)43.5 per U.S. dollar.

(4)	Projected based on debt outstanding as of June 26, 2012.

Government Guaranteed Debt

The following table sets out all Republic guarantees of indebtedness, including guarantees assumed by the Government, as of the dates indicated.

SUMMARY OF OUTSTANDING GUARANTEES OF THE REPUBLIC(1)(2)

	As of December 31,
	2007	2008	2009	2010	2011	2012(3)
	(in billions, unless otherwise indicated)
Domestic ((Peso))	65.0	72.9	79.5	100. 4	157.6	155.6
External ($)	10.1	10.0	11.5	10.2	9.5	9.2

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)	Includes debt originally guaranteed by the Government and debt guaranteed by other public sector entities for which the guarantee has been assumed by the Government.

(2)	Amounts in original currencies were translated to U.S. dollars or pesos, as applicable, using Bangko Sentral’s reference exchange rates at the end of each period.

(3)	Preliminary data as of June 30, 2012.

Payment History of Foreign Debt

The Government decided not to avail itself of the July 1994 rescheduling agreement to accelerate the country’s graduation from rescheduling country status. As of June 30, 1999, the Republic’s rescheduled obligations with its bilateral creditors amounted to $2.2 billion, with Japan at $1.2 billion and the United States at $506 million having the largest exposures.

The Republic has engaged in debt restructuring, as well as debt buyback, debt-to-equity, debt-for-debt, debt-for-nature and other debt reduction arrangements to reduce its debt. The Republic intends to maintain various efforts to manage its debt portfolio to improve yield and maturity profiles. The Republic may utilize proceeds from debt issues for the purpose of repurchasing outstanding debt through a variety of methods, including public auctions and repurchases of debt securities in the open markets.

While there have been a number of reschedulings of the Republic’s debt to its bilateral creditors in the past few years, the Republic has not defaulted on, and has not attempted to restructure, the payment of principal or interest on any of its external securities in the last 20 years.

On October 6, 2010, the Republic completed an exchange offer of: (i) its 8.375% Bonds due 2011, 9.0% Bonds due 2013, 8.25% Bonds due 2014, 8.875% Bonds due 2015, 8.0% Bonds due January 2016, 8.75% Bonds due October 2016 and 9.375% Bonds due 2017 for newly issued U.S. dollar-denominated Global Bonds due 2021 (“New 2021 Bonds”) or reopened 6.375% Global Bonds due 2034 (“Reopened 2034 Bonds”), and (ii) its 9.875% Bonds due January 2019, 8.375% Bonds due June 2019, 7.5% Bonds due September 2024, 9.5% Bonds due October 2024, 10.625% Bonds due 2025, 9.5% Bonds due 2030 and 7.75% Bonds due 2031 for Reopened 2034 Bonds. In addition, the Republic also offered $200 million of New 2021 Bonds for cash. The Republic issued approximately $1.9 billion in aggregate principal amount of New 2021 Bonds and approximately $947 million in aggregate principal amount of Reopened 2034 Bonds.

The Republic has approximately $798 million in outstanding principal amount of 9.375% Global Bonds due 2017 (the “2017 Bonds”), which contain an early redemption option that granted the holders the option to require the Republic to redeem the bonds on January 18, 2012. The early redemption option was set at a redemption price equal to 100% of the principal amount of the bond. According to broker quotes, the 2017 Bonds are currently trading substantially above par. Under the terms of the 2017 Bonds, the Republic was required to send a notice of the early redemption option to the holders by November 17, 2011. Holders of the 2017 Bonds would then have 30 days to elect to redeem their bonds. The Republic did not deliver a notice of the redemption option to the holders of the 2017 Bonds on November 17, 2011 as required. While this failure constituted a breach of one of the covenants of the 2017 Bonds, the Republic issued a notice of the redemption option on January 4, 2012 to holders of the 2017 Bonds in order to give holders an opportunity to redeem the 2017 Bonds. The redemption period offered to the bond holders has expired. None of the holders of the 2017 Bonds issued a notice of default against the Republic.

The following table sets out the foreign currency bonds issued by the Republic.

FOREIGN CURRENCY BONDS ISSUED BY THE REPUBLIC

	Original Issue Size	Outstanding Balance as of May 31, 2012(1)
	($ in millions)
Brady Bonds	3,348	0
Global bonds	35,903	27,839
Notes	1,010	0
T-Bills/bonds/notes	950	0
Euro bonds(2)	2,461	0
Japanese yen bonds(2)	1,367	1,265

Total foreign bonds	45,039	29,104

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)	Preliminary data.

(2)	Yen- and euro-denominated bonds were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rate as of May 31, 2012.

DESCRIPTION OF THE SECURITIES

Description of the Debt Securities

The Republic may issue debt securities in separate series at various times. Each series of the debt securities will be issued pursuant to a fiscal agency agreement (each, as applicable to a series of debt securities, the “Fiscal Agency Agreement”). The description below summarizes the material provisions of the debt securities that are common to all series and the Fiscal Agency Agreement. Since it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the debt securities. Therefore, the Republic urges you to read the form of the Fiscal Agency Agreement and the form of the global bond before deciding whether to invest in the debt securities. The Republic has filed a copy of these documents with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. You should refer to such exhibits for more complete information.

The financial terms and other specific terms of your debt securities are described in the prospectus supplement relating to your debt securities. The description in the prospectus supplement will supplement this description or, to the extent inconsistent with this description, replace it.

You can find the definitions of certain capitalized terms in the subsection titled “Glossary of Certain Defined Terms” located at the end of this section.

General Terms of the Bonds

The prospectus supplement that relates to your debt securities will specify the following terms:

•	The aggregate principal amount and the designation;

•	The currency or currencies or composite currencies of denomination and payment;

•	Any limitation on principal amount and authorized denominations;

•	The percentage of their principal amount at which the debt securities will be issued;

•	The maturity date or dates;

•	The interest rate or rates, if any, for the debt securities and, if variable, the method by which the interest rate or rates will be calculated;

•	Whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•	The dates from which interest, if any, will accrue for payment of interest and the record dates for any such interest payments;

•	Where and how the Republic will pay principal and interest;

•	Whether and in what circumstances the debt securities may be redeemed before maturity;

•	Any sinking fund or similar provision;

•	Whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated securities;

•

If issued in certificated form, whether the debt securities will be in bearer form with interest coupons, if any, or in registered form without interest coupons, or both forms, and any restrictions on exchanges from one form to the other; and

•	Whether the debt securities will be designated “Collective Action Securities” (as described below under “Collective Action Securities”).

If the Republic issues debt securities at an original issue discount, in bearer form or payable in a currency other than the U.S. dollar, the prospectus supplement relating to the debt securities will also describe applicable U.S. federal income tax and other considerations additional to the disclosure in this prospectus.

Payments of Principal, Premium and Interest

On every payment date specified in the relevant prospectus supplement, the Republic will pay the principal, premium and/or interest due on that date to the registered holder of the relevant debt security at the close of business on the related record date. The record date will be specified in the applicable prospectus supplement. The Republic will make all payments at the place and in the currency set out in the prospectus supplement. Unless otherwise specified in the relevant prospectus supplement or the debt securities, the Republic will make payments in U.S. dollars at the New York office of the fiscal agent or, outside the United States, at the office of any paying agent. Unless otherwise specified in the applicable prospectus supplement, the Republic will pay interest by check, payable to the registered holder.

If the relevant debt security has joint holders, the check will be payable to all of them or to the person designated by the joint holders at least three business days before payment. The Republic will mail the check to the address of the registered holder in the bond register and, in the case of joint holders, to the address of the joint holder named first in the bond register.

The Republic will make any payment on debt securities in bearer form at the designated offices or agencies of the fiscal agent, or any other paying agent, outside of the United States. At the option of the holder of debt securities, the Republic will pay by check or by transfer to an account maintained by the payee with a bank located outside of the United States. The Republic will not make payments on bearer securities at the corporate trust office of the fiscal agent in the United States or at any other paying agency in the United States. In addition, the Republic will not make any payment by mail to an address in the United States or by transfer to an account with a bank in the United States. Nevertheless, the Republic will make payments on a bearer security denominated and payable in U.S. dollars at an office or agency in the United States if:

•	payment outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions; and

•	the payment is then permitted under United States law, without material adverse consequences to the Republic.

If the Republic issues bearer securities, it will designate the offices of at least one paying agent outside the United States as the location for payment.

Repayment of Funds; Prescription

If no one claims money paid by the Republic to the fiscal agent for the payment of principal or interest for two years after the payment was due and payable, the fiscal agent or paying agent will repay the money to the Republic. After such repayment, the fiscal agent or paying agent will not be liable with respect to the amounts so repaid. However, the Republic’s obligations to pay the principal of, and interest on, the debt securities as they become due will not be affected by such repayment.

You will not be permitted to submit a claim to the Republic for payment of principal or interest on any series of debt securities unless made within ten years, in the case of principal, and five years, in the case of interest, from the date on which payment was due.

Global Securities

The prospectus supplement relating to a series of debt securities will indicate whether any of that series of debt securities will be represented by a global security. The prospectus supplement will also describe any unique specific terms of the depositary arrangement with respect to that series. Unless otherwise specified in the prospectus supplement, the Republic anticipates that the following provisions will apply to depositary arrangements.

Registered Ownership of the Global Security.    The global security will be registered in the name of a depositary identified in the prospectus supplement, or its nominee, and will be deposited with the depositary, its nominee or a custodian. The depositary, or its nominee, will therefore be considered the sole owner or holder of debt securities represented by the global security for all purposes under the Fiscal Agency Agreement. Except as specified below or in the applicable prospectus supplement, beneficial owners:

•	will not be entitled to have any of the debt securities represented by the global security registered in their names;

•	will not receive physical delivery of any debt securities in definitive form;

•	will not be considered the owners or holders of the debt securities;

•

must rely on the procedures of the depositary and, if applicable, any participants (institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers) to exercise any rights of a holder of the debt securities; and

•	will receive payments of principal and interest from the depositary or its participants rather than directly from the Republic.

The Republic understands that, under existing industry practice, the depositary and participants will allow beneficial owners to take all actions required of, and exercise all rights granted to, the registered holders of the debt securities.

The Republic will issue certificated securities and register debt securities in the name of a person other than the depositary or its nominee only if:

•

the depositary for a series of debt securities is unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and the Republic does not appoint a successor depositary within 90 days;

•	the Republic determines, in its sole discretion, not to have a series of debt securities represented by a global security; or

•	a default occurs that entitles the holders of the debt securities to accelerate the maturity date and such default has not been cured.

In these circumstances, an owner of a beneficial interest in a global security will be entitled to registration of a principal amount of debt securities equal to its beneficial interest in its name and to physical delivery of the debt securities in definitive form. Definitive debt securities in bearer form will not be issued in respect of a global security in registered form.

Beneficial Interests in and Payments on a Global Security.    Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

All payments on a global security will be made to the depositary or its nominee. When the depositary receives payment of principal or interest on the global security, the Republic expects the depositary to credit its participants’ accounts with amounts that correspond to their respective beneficial interests in the global security.

The Republic also expects that, after the participants’ accounts are credited, the participants will credit the accounts of the owners of beneficial interests in the global security with amounts that correspond to the owners’ respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures governing payments, transfers, exchanges and other important matters that affect owners of beneficial interests in a global security. The depositary and its participants may change these policies and procedures from time to time. The Republic has no responsibility or liability for the records of ownership of beneficial interests in the global security, or for payments made or not made to owners of such beneficial interests. The Republic also has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global security.

Bearer Securities.    The Republic may issue debt securities of a series in the form of one or more bearer global debt securities deposited with a common depositary for the Euroclear System and Clearstream Banking, société anonyme, or with a nominee identified in the applicable prospectus supplement. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a bearer global security will be described in the applicable prospectus supplement.

Additional Amounts

The Republic will make all payments on the debt securities without withholding or deducting any present or future taxes imposed by the Republic or any of its political subdivisions, unless required by law. If Philippine law requires the Republic to deduct or withhold taxes, it will pay the holders of the debt securities such additional amounts as are necessary to ensure that they receive the same amount as they would have received without such withholding or deduction.

The Republic will not pay, however, any additional amounts if the holder of the debt securities is liable for Philippine tax because:

•	the holder of the debt securities is connected with the Republic other than by merely owning the debt security or receiving income or payments on the bond; or

•

the holder of the debt securities failed to comply with any reasonable certification, identification or other reporting requirement concerning the holder’s nationality, residence, identity or connection with the Republic, if compliance with such requirement is required by any statute or regulation of the Republic as a precondition to exemption from withholding or deduction of taxes; or

•

the holder of the debt securities failed to present its debt security for payment within 30 days of when the payment is due or when the Republic makes available to the holder of the debt securities or the relevant fiscal or paying agent a payment of principal or interest, whichever is later. Nevertheless, the Republic will pay additional amounts to the extent the holder would have been entitled to such amounts had it presented its debt security for payment on the last day of the 30 day period.

Status of Bonds

While outstanding, the debt securities will:

•	constitute direct, unconditional and unsecured obligations of the Republic;

•	rank at least equally in right of payment with all of the Republic’s other unsecured and unsubordinated External Indebtedness, except as described below; and

•	continue to be backed by the full faith and credit of the Republic.

Under Philippine law, unsecured debt (including guarantees of debt) of a borrower in insolvency or liquidation that is documented by a public instrument, as provided in Article 2244(14) of the Civil Code of the Republic, ranks ahead of unsecured debt that is not so documented. Debt is treated as documented by a public instrument if it is acknowledged before a notary or any person authorized to administer oaths in the Republic. The Government maintains that debt of the Republic is not subject to the preferences granted under Article 2244(14) or cannot be documented by a public instrument without acknowledgment of the Republic as debtor. The Philippine courts have never addressed this matter, however, and it is uncertain whether a document evidencing the Republic’s Peso or non-Peso denominated debt (including External Indebtedness), notarized without the Republic’s participation, would be considered documented by a public instrument. If such debt were considered documented by a public instrument, it would rank ahead of the debt securities if the Republic could not meet its debt obligations.

The Republic has represented that it has not prepared, executed or filed any public instrument, as provided in Article 2244(14) of the Civil Code of the Philippines, relating to any External Indebtedness. It also has not consented or assisted in the preparation or filing of any such public instrument. The Republic also agreed that it will not create any preference or priority in respect of any External Public Indebtedness pursuant to Article 2244(14) of the Civil Code of the Philippines unless its grants equal and ratable preference or priority to amounts payable under the debt securities.

Negative Pledge Covenant

If any debt securities are outstanding, the Republic will not create or permit any Liens on its assets or revenues as security for any of its External Public Indebtedness, unless the Lien also secures the Republic’s obligations under the debt securities. In addition, the Republic will not create any preference or priority for any of its External Public Indebtedness pursuant to Article 2244(14) of the Civil Code of the Philippines, or any successor law, unless it grants equal and ratable preference or priority to amounts due under the debt securities.

The Republic may create or permit a Lien:

•

on any property or asset (or any interest in such property or asset) incurred when the property or asset was purchased, improved, constructed, developed or redeveloped to secure payment of the cost of the activity;

•	securing Refinanced External Public Indebtedness;

•

arising out of the extension, renewal or replacement of any External Public Indebtedness that is permitted to be subject to a Lien pursuant to either of the previous two bullet points, as long as the principal amount of the External Public Indebtedness so secured is not increased;

•	arising in the ordinary course of banking transactions to secure External Public Indebtedness with a maturity not exceeding one year;

•

existing on any property or asset at the time it was purchased, or arising after the acquisition under a contract entered into before and not in contemplation of the acquisition, and any extension and renewal of that Lien which is limited to the original property or asset and secures any extension or renewal of the original secured financing;

•	that:

(A) arises pursuant to any legal process in connection with court proceedings so long as the enforcement of the Lien is stayed and the Republic is contesting the claims secured in good faith; or

(B) secures the reimbursement obligation under any surety given in connection with the release of any Lien referred to in (A) above;

if it is released or discharged within one year of imposition; or

•	arising by operation of law, provided that any such Lien is not created or permitted to be created by the Republic for the purpose of securing any External Public Indebtedness.

The international reserves of Bangko Sentral represent substantially all of the official gross international reserves of the Republic. Because Bangko Sentral is an independent entity, the Republic and Bangko Sentral believe that the debt securities’ negative pledge covenant does not apply to Bangko Sentral’s international reserves. Bangko Sentral could therefore incur External Indebtedness secured by international reserves without securing amounts payable under the debt securities.

Events of Default

The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities—Events of Default” below for a description of the corresponding terms of Collective Action Securities.

Each of the following constitutes an event of default with respect to any series of debt securities:

(1) Non-Payment:    the Republic does not pay principal or interest on any debt securities of such series when due and such failure continues for 30 days;

(2) Breach of Other Obligations:    the Republic fails to observe or perform any of the covenants in the series of debt securities (other than non-payment) for 60 days after written notice of the default is delivered by any holder of debt securities to the Republic at the corporate trust office of the fiscal agent in New York City;

(3) Cross Default and Cross Acceleration:

(a)	the Republic fails to make a payment of principal, premium, prepayment charge or interest when due on any External Public Indebtedness with a principal amount equal to or greater than $25,000,000 or its equivalent, and this failure continues beyond the applicable grace period; or

(b)	any External Public Indebtedness of the Republic or the central monetary authority in principal amount equal to or greater than $25,000,000 is accelerated, other than by optional or mandatory prepayment or redemption.

For the purposes of this event of default, the U.S. dollar equivalent for non-U.S. dollar debt will be computed using the middle spot rate for the relevant currency against the U.S. dollar as quoted by The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank, N.A.) on the date of determination;

(4) Moratorium:    the Republic declares a general moratorium on the payment of its or the central monetary authority’s External Indebtedness;

(5) Validity:

(a)	the Republic, or any governmental body with the legal power and authority to declare such series of debt securities and the related Fiscal Agency Agreement invalid or unenforceable, challenges the validity of such series of debt securities or the related Fiscal Agency Agreement;

(b)	the Republic denies any of its obligations under such series of debt securities or the related Fiscal Agency Agreement; or

(c)	any legislative, executive or constitutional measure or final judicial decision renders any material provision of such series of debt securities or the related Fiscal Agency Agreement invalid or unenforceable or prevents or delays the performance of the Republic’s obligations under such series of debt securities or the related Fiscal Agency Agreement;

(6) Failure of Authorizations:    any legislative, executive or constitutional authorization necessary for the Republic to perform its material obligations under the series of debt securities or the related Fiscal Agency Agreement ceases to be in full force and effect or is modified in a manner materially prejudicial to the holders of the debt securities;

(7) Control of Assets:    the Republic or the central monetary authority does not at all times exercise full control over the Republic’s International Monetary Assets; or

(8) IMF Membership:    the Republic ceases to be a member of the IMF or loses its eligibility to use the general resources of the IMF.

The events described in paragraphs 2, 4, 5 and 6 will be events of default only if they materially prejudice the interests of holders of the debt securities.

If any of the above events of default occurs and is continuing, holders of the debt securities representing at least 25% in principal amount of the debt securities of that series then outstanding may declare all of the debt securities of the series to be due and payable immediately by written notice to the Republic and the fiscal agent. In the case of an event of default described in paragraphs 1 or 4 above, any holder of the debt securities may declare the principal amount of debt securities that it holds to be immediately due and payable by written notice to the Republic and the fiscal agent.

Investors should note that:

•

despite the procedure described above, no debt securities may be declared due and payable if the Republic cures the applicable event of default before it receives the written notice from the holder of the debt securities;

•	the Republic is not required to provide periodic evidence of the absence of defaults; and

•

the Fiscal Agency Agreement does not require the Republic to notify holders of the debt securities of an event of default or grant any holder of the debt securities a right to examine the bond register.

Modifications and Amendments; Bondholders’ Meetings

The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities—Modifications and Amendments; Bondholders’ Meetings” for a description of the corresponding terms of Collective Action Securities.

Each holder of a series of debt securities must consent to any amendment or modification of the terms of that series of debt securities or the Fiscal Agency Agreement that would:

•	change the stated maturity of the principal of the debt securities or any installment of interest;

•	reduce the principal amount of such series of debt securities or the portion of the principal amount payable upon acceleration of such debt securities;

•	change the debt securities’ interest rate;

•	change the currency of payment of principal or interest;

•	change the obligation of the Republic to pay additional amounts on account of withholding taxes or deductions; or

•	reduce the percentage of the outstanding principal amount needed to modify or amend the related Fiscal Agency Agreement or the terms of such series of debt securities.

With respect to other types of amendment or modification, the Republic may, with the consent of the holders of at least a majority in principal amount of the debt securities of a series that are outstanding, modify and amend that series of debt securities or, to the extent the modification or amendment affects that series of debt securities, the Fiscal Agency Agreement.

The Republic may at any time call a meeting of the holders of a series of debt securities to seek the holders’ approval of the modification, or amendment, or obtain a waiver, of any provision of that series of debt securities. The meeting will be held at the time and place in the Borough of Manhattan in New York City as determined by the Republic. The notice calling the meeting must be given at least 30 days and not more than 60 days prior to the meeting.

While an event of default with respect to a series of debt securities is continuing, holders of at least 10% of the aggregate principal amount of that series of debt securities may compel the fiscal agent to call a meeting of all holders of debt securities of that series.

The persons entitled to vote a majority in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum at a meeting of the holders of the debt securities. To vote at a meeting, a person must either hold outstanding debt securities of the relevant series or be duly appointed as a proxy for a holder of the debt securities. The fiscal agent will make all rules governing the conduct of any meeting.

The Fiscal Agency Agreement and a series of debt securities may be modified or amended, without the consent of the holders of the debt securities, to:

•	add covenants of the Republic that benefit holders of the debt securities;

•	surrender any right or power given to the Republic;

•	secure the debt securities; or

•

cure any ambiguity or correct or supplement any defective provision in the Fiscal Agency Agreement or the debt securities, without materially and adversely affecting the interests of the holders of the debt securities.

Replacement of Debt Securities

If a debt security becomes mutilated, defaced, destroyed, lost or stolen, the Republic may issue, and the fiscal agent will authenticate and deliver, a substitute debt security. The Republic and the fiscal agent will require proof of any claim that a debt security was destroyed, lost or stolen.

The applicant for a substitute debt security must indemnify the Republic, the fiscal agent and any other agent for any losses they may suffer relating to the debt security that was destroyed, lost or stolen. The applicant will be required to pay all expenses and reasonable charges associated with the replacement of the mutilated, defaced, destroyed, lost or stolen debt security.

Fiscal Agent

The Republic will appoint a fiscal agent or agents in connection with each series of the debt securities whose duties will be governed by the related Fiscal Agency Agreement. Different fiscal agents may be appointed for different series of debt securities. The Republic may maintain bank accounts and a banking relationship with each fiscal agent. Each fiscal agent is the agent of the Republic and does not act as a trustee for the holders of the debt securities.

Notices

All notices will be mailed to the registered holders of a series of debt securities. If a depositary is the registered holder of global securities, each beneficial holder must rely on the procedures of the depositary and its participants to receive notices, subject to any statutory or regulatory requirements.

If the Republic lists a series of debt securities on the Luxembourg Stock Exchange, and the rules of that exchange so require, all notices to holders of that series of debt securities will be published in a daily newspaper of general circulation in Luxembourg. The Republic expects that the Luxemburger Wort will be the newspaper. If notice cannot be published in an appropriate newspaper, notice will be considered validly given if made pursuant to the rules of the Luxembourg Stock Exchange.

Governing Law

The Fiscal Agency Agreement and the debt securities will be governed by the laws of the State of New York without regard to any principles of New York law requiring the application of the laws of another jurisdiction. Nevertheless, all matters governing the authorization, execution and delivery of the debt securities and the Fiscal Agency Agreement by the Republic will be governed by the laws of the Republic.

Further Issues of Debt Securities

The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities—Further Issues of Debt Securities” for a description of the corresponding terms of Collective Action Securities.

The Republic may, without the consent of the holders of the debt securities, create and issue additional debt securities with the same terms and conditions as any series of bonds (or that are the same in all respects except for the amount of the first interest payment and for the interest paid on the series of debt securities prior to the issuance of the additional debt securities). The Republic may consolidate such additional debt securities with the outstanding debt securities to form a single series. Any further debt securities forming a single series with the outstanding debt securities of any series constituted by a Fiscal Agency Agreement shall be constituted by an agreement supplemental to such relevant Fiscal Agency Agreement.

Jurisdiction and Enforceability

The Republic is a foreign sovereign government and your ability to collect on judgments of U.S. courts against the Republic may be limited.

The Republic will irrevocably appoint the Philippine Consul General in New York, New York as its authorized agent to receive service of process in any suit based on any series of debt securities which any holder of the debt securities may bring in any state or federal court in New York City. The Republic submits to the jurisdiction of any state or federal court in New York City or any competent court in the Republic in such action. The Republic waives, to the extent permitted by law, any objection to proceedings in such courts. The Republic also waives irrevocably any immunity from jurisdiction to which it might otherwise be entitled in any suit based on any series of debt securities.

Because of its waiver of immunity, the Republic would be subject to suit in competent courts in the Republic. A judgment against the Republic in state or federal court in New York City would be recognized and enforced by the courts of the Republic in any enforcement action without re-examining the issues if:

•	such judgment were not obtained by collusion or fraud;

•	the foreign court rendering such judgment had jurisdiction over the case;

•	the Republic had proper notice of the proceedings before the foreign court; and

•	such judgment were not based upon a clear mistake of law or fact.

Notwithstanding any of the above, the Philippine Consul General is not the agent for receipt of service for suits under the U.S. federal or state securities laws, and the Republic’s waiver of immunity does not extend to those actions. In addition, the Republic does not waive immunity relating to its:

•	properties and assets used by a diplomatic or consular mission;

•	properties and assets under the control of its military authority or defense agency; and

•	properties and assets located in the Republic and dedicated to public or Governmental use.

If you bring a suit against the Republic under U.S. federal or state securities laws, unless the Republic waives immunity, you would be able to obtain a United States judgment against the Republic only if a court determined that the Republic is not entitled to sovereign immunity under the United States Foreign Sovereign Immunities Act. Even if you obtained a United States judgment in any such suit, you may not be able to enforce the judgment in the Republic. Moreover, you may not be able to enforce a judgment obtained under the Foreign Sovereign Immunities Act against the Republic’s property located in the United States except under the limited circumstances specified in the act.

Glossary of Certain Defined Terms

Certain definitions used in the Fiscal Agency Agreement are set forth below. For a full explanation of all of these terms or any capitalized terms used in this section you should refer to the Fiscal Agency Agreement.

“External Indebtedness” means Indebtedness denominated or payable by its terms, or at the option of the holder, in a currency or currencies other than that of the Republic.

“External Public Indebtedness” means any External Indebtedness in the form of bonds, debentures, notes or other similar instruments or other securities which is, or is eligible to be, quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market.

“Indebtedness” means any indebtedness for money borrowed or any guarantee of indebtedness for money borrowed.

“International Monetary Assets” means all (i) gold, (ii) Special Drawing Rights, (iii) Reserve Positions in the Fund and (iv) Foreign Exchange.

“Lien” means any mortgage, deed of trust, charge, pledge, lien or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest.

“Refinanced External Public Indebtedness” means the U.S.$130,760,000 Series A Interest Reduction Bonds due 2007 issued by the Republic on December 1, 1992, the U.S.$626,616,000 Series B Interest Reduction Bonds due 2008 issued by the Republic on December 1, 1992, the U.S.$153,490,000 Series A Principal Collateralized Interest Reduction Bonds due 2018 issued by the Republic on December 1, 1992 and the U.S.$1,740,600,000 Series B Collateralized Interest Reduction Bonds due 2017 issued by the Republic on December 1, 1992.

“Special Drawing Rights,” “Reserve Positions in the Fund” and “Foreign Exchange”, have, as to the type of assets included, the meanings given to them in the IMF’s publication entitled “International Financial Statistics” or any other meaning formally adopted by the IMF from time to time.

Description of the Warrants

Each series of warrants will be issued under a warrant agreement (each, as applicable to a series of warrants, the “Warrant Agreement”) to be entered into between the Republic and a bank or trust company as warrant agent.

The description below summarizes some of the provisions of warrants for the purchase of bonds that the Republic may issue from time to time and of the Warrant Agreement. Copies of the forms of warrants and the Warrant Agreement are or will be filed as exhibits to the registration statement of which this prospectus is a part. Since it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the warrants.

The description of the warrants that will be contained in the prospectus supplement will supplement this description and, to the extent inconsistent with this description, replace it.

General Terms of the Warrants

The prospectus supplement relating to the series of warrants will set forth:

•	The terms of the bonds purchasable upon exercise of the warrants, as described above under “Description of the Debt Securities—General Terms of the Bonds”;

•	The principal amount of bonds purchasable upon exercise of one warrant and the exercise price;

•	The procedures and conditions for the exercise of the warrants;

•	The dates on which the right to exercise the warrants begins and expires;

•	Whether and under what conditions the warrants and any bonds issued with the warrants will be separately transferable;

•	Whether the warrants will be issued in certificated or global form and, if in global form, information with respect to applicable depositary arrangements;

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If issued in certificated form, whether the warrants will be issued in registered or bearer form, whether they will be exchangeable between such forms, and, if issued in registered form, where they may be transferred and registered; and

•	Other specific provisions.

The warrants will be subject to the provisions set forth under “Description of the Securities—Description of the Debt Securities,” “—Governing Law” and “—Jurisdiction and Enforceability.”

Limitations on Issuance of Bearer Debt Securities

Bearer securities will not be offered, sold or delivered in the United States or its possessions or to a United States person, except in certain circumstances permitted by United States tax regulations. Bearer securities will initially be represented by temporary global securities (without interest coupons) deposited with a common depositary in London for the Euroclear System for credit to designated accounts. Unless otherwise indicated in the applicable prospectus supplement:

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each temporary global security will be exchangeable for definitive bearer securities on or after the date that is 40 days after issuance only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided in United States tax regulations, provided that no bearer security will be mailed or otherwise delivered to any location in the United States in connection with the exchange; and

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any interest payable on any portion of a temporary global security with respect to any interest payment date occurring prior to the issuance of definitive bearer securities will be paid only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided in United States tax regulations.

Bearer securities (other than temporary global debt securities) and any related coupons will bear the following legend: “Any United States person who holds this obligation will be subject to limitations under the

United States federal income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code.” The sections referred to in the legend provide that, with certain exceptions, a United States person who holds a bearer security or coupon will not be allowed to deduct any loss realized on the disposition of the bearer security, and any gain (which might otherwise be characterized as capital gain) recognized on the disposition will be treated as ordinary income.

For the purposes of this section, “United States person” means:

•	an individual citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

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a trust if a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of the trust’s substantial decisions.

For the purposes of this section, “United States” means the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction.

COLLECTIVE ACTION SECURITIES

The Republic may designate a particular series of debt securities to be “Collective Action Securities,” the specific terms of which will be described in the prospectus supplement relating to such series of debt securities. Collective Action Securities will have the same terms and conditions as the securities described under the heading “Description of the Debt Securities” above, except that such Collective Action Securities shall contain different provisions relating to certain aspects of default, acceleration, voting on amendments, modifications, changes or waivers and further issues of debt securities as follows:

Events of Default

Each of the following constitutes an event of default with respect to any series of debt securities:

(1) Non-Payment:    the Republic does not pay principal or interest on any debt securities of such series when due and such failure continues for 30 days;

(2) Breach of Other Obligations:    the Republic fails to observe or perform any of the covenants in the series of debt securities (other than non-payment) for 60 days after written notice of the default is delivered by any holder of debt securities to the Republic at the corporate trust office of the fiscal agent in New York City;

(3) Cross Default and Cross Acceleration:

(a)	the Republic fails to make a payment of principal, premium, prepayment charge or interest when due on any External Public Indebtedness with a principal amount equal to or greater than $25,000,000 or its equivalent, and this failure continues beyond the applicable grace period; or

(b)	any External Public Indebtedness of the Republic or the central bank of the Republic in principal amount equal to or greater than $25,000,000 is accelerated, other than by optional or mandatory prepayment or redemption.

For the purposes of this event of default, the U.S. dollar equivalent for non-U.S. dollar debt will be computed using the middle spot rate for the relevant currency against the U.S. dollar as quoted by The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank, N.A.) on the date of determination;

(4) Moratorium:    the Republic declares a general moratorium on the payment of its or the central monetary authority’s External Indebtedness;

(5) Validity:

(a)	the Republic, or any governmental body with the legal power and authority to declare such series of debt securities and the related Fiscal Agency Agreement invalid or unenforceable, challenges the validity of such series of debt securities or the related Fiscal Agency Agreement;

(b)	the Republic denies any of its obligations under such series of debt securities or the related Fiscal Agency Agreement; or

(c)	any legislative, executive or constitutional measure or final judicial decision renders any material provision of such series of debt securities or the related Fiscal Agency Agreement invalid or unenforceable or prevents or delays the performance of the Republic’s obligations under such series of debt securities or the related Fiscal Agency Agreement;

(6) Failure of Authorizations:    any legislative, executive or constitutional authorization necessary for the Republic to perform its material obligations under the series of debt securities or the related Fiscal Agency Agreement ceases to be in full force and effect or is modified in a manner materially prejudicial to the holders of the debt securities;

(7) Control of Assets:    the Republic or the central bank of the Republic does not at all times exercise full control over the Republic’s International Monetary Assets; or

(8) IMF Membership:    the Republic ceases to be a member of the IMF or loses its eligibility to use the general resources of the IMF.

The events described in paragraphs 2, 4, 5 and 6 will be events of default only if they materially prejudice the interests of holders of the debt securities.

If any of the above events of default occurs and is continuing, holders of the debt securities representing at least 25% in principal amount of the debt securities of that series then outstanding may declare all of the debt securities of the series to be due and payable immediately by written notice to the Republic and the fiscal agent. The holders of more than 50% of the aggregate principal amount of the outstanding debt securities of the affected series may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Investors should note that:

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despite the procedure described above, no debt securities may be declared due and payable if the Republic cures the applicable event of default before it receives the written notice from the holders of the debt securities;

•	the Republic is not required to provide periodic evidence of the absence of defaults; and

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the Fiscal Agency Agreement does not require the Republic to notify holders of the debt securities of an event of default or grant any holder of the debt securities a right to examine the bond register.

Modifications and Amendments; Bondholders’ Meetings

The Republic and the fiscal agent may, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding debt securities, voting at a meeting or by written consent, make any amendment, modification, change or waiver with respect to the debt securities or the Fiscal Agency Agreement that would:

•	change the stated maturity of the principal of the debt securities or the due date of any installment of interest;

•	reduce the principal amount of such series of debt securities or the portion of the principal amount payable upon acceleration of such debt securities;

•	change the debt securities’ interest rate;

•	change the currency of payment of principal or interest;

•	change the obligation of the Republic to pay any additional amounts on account of withholding taxes or deductions;

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reduce the percentage of the outstanding principal amount needed to modify or amend the related Fiscal Agency Agreement, any amendment or supplement thereto, or the terms of such series of debt securities;

•	change the definition of “outstanding” with respect to the debt securities of such series;

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permit early redemption of the debt securities of the series or, if early redemption is already permitted, set a redemption date earlier than the date previously specified or reduce the redemption price;

•	change the governing law provision of the debt securities of that series;

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change the courts to the jurisdiction to which the Republic has submitted, the Republic’s obligation to appoint and maintain an agent for service of process in the Borough of Manhattan, The City of New York, or the Republic’s waiver of immunity, in respect of actions or proceedings brought by any holder based upon the debt securities of that series;

•	in connection with an exchange offer for the debt securities of that series, amend any event of default under the debt securities of that series; or

•	change the pari passu ranking of the debt securities.

We refer to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of the debt securities, can be made without the holder’s consent, as long as a supermajority of the holders (that is, the holders of at least 75% of the aggregate principal amount of the outstanding debt securities) agrees to the change.

With respect to other types of amendment or modification, the Republic may, with the consent of the holders of at least 66 2/3% in principal amount of the debt securities that are outstanding, modify and amend the debt securities or, to the extent the modification or amendment affects the debt securities, the Fiscal Agency Agreement or any amendment or supplement thereto.

The Republic may at any time call a meeting of the holders of debt securities to seek the holders’ approval of the modification or amendment, or to obtain a waiver, of any provision of the debt securities. The meeting will be held at the time and place in the Borough of Manhattan in New York City as determined by the Republic. The notice calling the meeting must be given at least 30 days and not more than 60 days prior to the meeting.

The holders of at least 10% of the aggregate principal amount of the debt securities that are outstanding may compel the fiscal agent to call a meeting of all holders of the debt securities.

For purposes of a meeting of the holders of the debt securities that does not propose to discuss reserved matters, the persons entitled to vote a majority in principal amount of the debt securities that are outstanding at the time will constitute a quorum. However, if such a meeting is adjourned for a lack of a quorum, then holders or proxies representing 25% of the outstanding principal amount will constitute a quorum when the meeting is rescheduled. For purposes of any meeting of holders that proposes to discuss reserved matters, as specified above, holders or proxies representing 75% of the aggregate principal amount of the outstanding notes will constitute a quorum. To vote at a meeting, a person must either hold outstanding debt securities or be duly appointed as a proxy for a holder of the debt securities. The fiscal agent will make all rules governing the conduct of any meeting.

The Fiscal Agency Agreement and the debt securities may be modified or amended, without the consent of the holders of the debt securities, to:

•	add covenants of the Republic that benefit holders of the debt securities;

•	surrender any right or power given to the Republic;

•	secure the debt securities; or

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cure any ambiguity or correct or supplement any defective provision in the Fiscal Agency Agreement or the debt securities, without materially and adversely affecting the interests of the holders of the debt securities.

For purposes of determining whether the required percentage of holders of the debt securities of a series has approved any amendment, modification or change to, or waiver of, the debt securities or the Fiscal Agency Agreement, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities of that series, debt securities owned, directly or indirectly, by the Republic or any public sector instrumentality of the Republic will be disregarded and deemed not to be outstanding (except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only debt securities that the fiscal agent knows to be so owned shall be so disregarded). As used in this paragraph, “public sector instrumentality” means Bangko Sentral, any department, ministry or agency of the Republic or any corporation, trust, financial institution or other entity owned or controlled by the Republic or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Further Issues of Debt Securities

The Republic may, without the consent of the holders of the debt securities, create and issue additional debt securities with the same terms and conditions as any series of bonds (or that are the same in all respects except for the amount of the first interest payment and for the interest paid on the series of debt securities prior to the issuance of the additional debt securities) provided, however, that such additional notes do not have a greater amount of original issue discount for U.S. federal tax purposes than the outstanding notes have as of the date of the issue of such additional notes. The Republic may consolidate such additional debt securities with the outstanding debt securities to form a single series. Any further debt securities forming a single series with the outstanding debt securities of any series constituted by a Fiscal Agency Agreement shall be constituted by a supplement to such relevant Fiscal Agency Agreement.

TAXATION

The following discussion summarizes certain Philippine and U.S. federal income tax considerations that may be relevant to you if you invest in debt securities of the Republic. This summary is based on laws, regulations, rulings and decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this summary.

This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax advisor about the tax consequences of holding debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws. If you are not a non-Philippine holder, you should consult your tax advisor about the consequences of holding these debt securities.

Philippine Taxation

The following is a summary of certain Philippine tax consequences that may be relevant to non-Philippine holders of the debt securities in connection with the holding and disposition of the debt securities. The Republic uses the term “non-Philippine holders” to refer to (i) non-residents of the Philippines who are neither citizens of the Philippines nor are engaged in trade or business within the Philippines or (ii) non-Philippine corporations not engaged in trade or business in the Philippines.

This summary is based on Philippine laws, rules, and regulations in effect as of the date of this prospectus, all of which are subject to change. It is not intended to constitute a complete analysis of the tax consequences under Philippine law of the receipt, ownership, or disposition of the debt securities, in each case by non-Philippine holders, nor to describe any of the tax consequences that may be applicable to citizens or residents of the Republic.

Effect of Holding Global Bonds

Payments by the Republic of principal of and interest on the debt securities to a non-Philippine holder will not subject such non-Philippine holder to taxation in the Philippines by reason solely of the holding of the debt securities or the receipt of principal or interest in respect thereof.

Taxation of Interest on the Global Bonds

When the Republic makes payments of principal and interest to you on the debt securities, no amount will be withheld from such payments for, or on account of, any taxes of any kind imposed, levied, withheld or assessed by the Philippines or any political subdivision or taxing authority thereof or therein.

Taxation of Capital Gains

Non-Philippine holders of the debt security will not be subject to Philippine income or withholding tax in connection with the sale, exchange, or retirement of a debt security if such sale, exchange or retirement is made outside the Philippines or an exemption is available under an applicable tax treaty in force between the Philippines and the country of domicile of the non-Philippine holder. If the debt securities have a maturity of more than five years from the date of issuance, any gains realized by a holder of the debt security will not, under the Philippine Tax Code, be subject to Philippine income tax.

Documentary Stamp Taxes

No documentary stamp tax is imposed upon the transfer of the debt securities. A documentary stamp tax at the rate of (Peso)1.00 for every (Peso)200.00 of the issue value of the debt securities is payable upon the issuance of the debt securities and will be for the account of the Republic.

Estate and Donor’s Taxes

The transfer of a debt security by way of succession upon the death of a non-Philippine holder will be subject to Philippine estate tax at progressive rates ranging from 5% to 20% if the value of the net estate of properties located in the Philippines is over (Peso)200,000.

The transfer of a debt security by gift to an individual who is related to the non-Philippine holder will generally be subject to a Philippine donor’s tax at progressive rates ranging from 2% to 15% if the value of the net gifts of properties located in the Philippines exceeds (Peso)100,000 during the relevant calendar year. Gifts to unrelated donees are generally subject to tax at a flat rate of 30%. An unrelated donee is a person who is not a (i) brother, sister (whether by whole or half blood), spouse, ancestor, or lineal descendant or (ii) relative by consanguinity in the collateral line within the fourth degree of relationship.

The foregoing apply even if the holder is a non-Philippine holder. However, the Republic will not collect estate and donor’s taxes on the transfer of the debt securities by gift or succession if the deceased at the time of death, or the donor at the time of donation, was a citizen and resident of a foreign country that provides certain reciprocal rights to citizens of the Philippines (a “Reciprocating Jurisdiction”). For these purposes, a Reciprocating Jurisdiction is a foreign country which at the time of death or donation (i) did not impose a transfer tax of any character in respect of intangible personal property of citizens of the Philippines not residing in that foreign country or (ii) allowed a similar exemption from transfer or death taxes of every character or description in respect of intangible personal property owned by citizens of the Philippines not residing in that foreign country.

United States Tax Considerations

The following discussion summarizes material U.S. federal income tax consequences that may be relevant to you if you invest in debt securities. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations, published rulings, administrative pronouncements, and court decisions in effect on the date of this prospectus, all of which are subject to change, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary deals only with holders that hold debt securities as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, an investor subject to the alternative minimum tax, a person that will hold debt securities as a hedge against currency risk or as a position in a “straddle” or conversion transaction, tax exempt organization or a person whose “functional currency” is not the U.S. dollar.

You will be a U.S. holder if you are (i) an individual who is a citizen or resident of the United States, (ii) a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if a court within the United States is able to execute primary supervision over its administration and one or more U.S. persons have authority to control the substantial decisions of such trust. Notwithstanding the preceding sentence, to the extent provided in U.S. Treasury Regulations, certain trusts in existence on August 20, 1996, treated as United States persons prior to such date, and that have a valid election in effect to be treated as a United States person, shall also be considered U.S. holders.

If you are a partner in a partnership that holds debt securities, the tax consequences of an investment in debt securities will generally depend on the status of the partners and the activities of the partnership. Prospective purchasers that are partnerships should consult their tax advisors concerning the U.S. federal income tax consequences to their partners of the acquisition, ownership and disposition of debt securities by the partnership.

You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of ownership and disposition of debt securities, as well as the consequences to you arising under state and local tax laws, and the laws of any other taxing jurisdiction.

Bearer debt securities are not being offered to U.S. holders. A U.S. holder who owns a bearer debt security may be subject to limitations, including the limitations provided in sections 165(j) and 1287(a) of the Code.

United States Holders

Payments or Accruals of Interest

Payments or accruals of “qualified stated interest” (as defined below) on a debt security will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts (in accordance with your regular method of tax accounting). If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a debt security in a currency other than U.S. dollars (a “foreign currency”), the amount of interest income you will realize will be the U.S. dollar value of the foreign currency payment based on the exchange rate in effect on the date you receive the payment regardless of whether you convert the payment into U.S. dollars. If you are an accrual basis U.S. holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period (or with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year). Alternatively, as an accrual basis U.S. holder, you may elect to translate all interest income on foreign currency denominated debt securities at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year, in the case of an accrual period that spans more than one taxable year) or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election you must apply it consistently to all debt instruments from year to year and you cannot change the election without the consent of the Internal Revenue Service (the “IRS”). If you use the accrual method of accounting for tax purposes you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss.

Payments of interest on the debt securities will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. The rules relating to foreign tax credits and the timing thereof are complex. You should consult your own tax advisors regarding the availability of a foreign tax credit under your particular situation.

The Purchase, Sale, and Retirement of Debt Securities

Your tax basis in a debt security generally will equal the cost of the debt security to you increased by any amounts that you are required to include in income under the rules governing original issue discount and market discount and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the debt security. The rules for determining these amounts are discussed below. If you purchase a debt security that is denominated in a foreign currency, the cost to you (and therefore, generally, your initial tax basis) will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at (i) the exchange rate in effect on that date or (ii) if the foreign currency debt security is traded on an established securities market and you are a cash basis taxpayer, or if you are an accrual basis taxpayer that makes a special election, the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a debt security in respect of foreign currency denominated original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a debt security, you generally will not have any taxable gain or loss as a result of the conversion or purchase.

When you sell or exchange a debt security, or if a debt security is retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction (less any accrued but unpaid interest not previously included in income, which will be subject to tax in the manner described above under “Payments or Accruals of Interest”) and your tax basis in the debt security. If you sell or exchange a debt security for a foreign currency, or receive foreign currency on the retirement of a debt security, the amount you will realize for U.S. tax purposes generally will be the U.S. dollar value of the foreign currency that you receive calculated at (i) the exchange rate in effect on the date the foreign currency debt security is disposed of or retired or (ii) if you dispose of a foreign currency debt security that is traded on an established securities market and you are a cash basis U.S. holder, or if you are an accrual basis holder that makes a special election, the spot rate of exchange on the settlement date of the sale, exchange or retirement.

The special election available to you if you are an accrual basis taxpayer in respect of the purchase and sale of foreign currency debt securities traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS.

Except as discussed below with respect to market discount, short-term debt securities and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a debt security generally will be capital gain or loss, and will be long-term capital gain or loss if you have held the debt security for more than one year. The Code provides preferential treatment under certain circumstances for net long-term capital gains recognized by individual non-corporate investors. Capital gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The ability of U.S. holders to offset capital losses against income is limited.

Despite the foregoing, the gain or loss that you recognize on the sale, exchange or retirement of a foreign currency debt security generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the debt security. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the debt security.

Original Issue Discount

If the Republic issues debt securities at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one per cent (0.25%) of the stated redemption price at maturity of the debt securities multiplied by the number of full years to their maturity, the debt securities will be “OID debt securities.” The difference between the issue price and the stated redemption price at maturity of the debt securities will be the “original issue discount” or “OID.” The “issue price” of the debt securities will be the first price at which a substantial amount of the debt securities are sold to the public (i.e., excluding sales of debt securities to underwriters, placement agents, wholesalers or similar persons). The “stated redemption price at maturity” will include all payments under the debt securities other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments issued by the Republic) at least annually during the entire term of a debt security at a single fixed interest rate or, subject to certain conditions, based on one or more variable rates. A debt security that provides for the payment of amounts other than qualified stated interest before maturity (an “installment obligation”) will be treated as an OID debt security if the excess of its stated redemption price at maturity over its issue price is equal to or greater than 0.25% of its stated redemption price at maturity multiplied by the weighted average maturity of the debt security. The weighted average maturity is the sum of the following amounts determined for each payment on a debt security (other than a payment of qualified stated interest): (i) the number of complete years from the issue date until the payment is made multiplied by (ii) a fraction, the numerator of which is the amount of the payment and the denominator of which is the debt security’s stated redemption price at maturity.

If you invest in OID debt securities you generally will be subject to the special tax accounting rules for OID obligations provided by the Code and certain U.S. Treasury Regulations. You should be aware that, as described in greater detail below, if you invest in an OID debt security you generally will be required to include OID in ordinary gross income for U.S. federal income tax purposes as it accrues, although you may not yet have received the cash attributable to that income.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an OID debt security with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the “daily portions” of OID on that debt security for all days during the taxable year that you own the debt security. The daily portions of OID on an OID debt security are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that period. Accrual periods may be any length and may vary in length over the term of an OID debt security, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the debt security, the amount of OID on an OID debt security allocable to each accrual period is determined by:

(i) multiplying the “adjusted issue price” (as defined below) of the debt security at the beginning of the accrual period by a fraction, the numerator of which is the annual yield to maturity of the debt security and the denominator of which is the number of accrual periods in a year; and

(ii) subtracting from that product the amount (if any) of qualified stated interest payments allocable to that accrual period.

An OID debt security that is a floating rate debt security will be subject to special rules. Generally, if a floating rate debt security qualifies as a “variable rate debt instrument” (as defined in applicable U.S. Treasury Regulations), then (i) all stated interest with respect to such floating rate debt security will be qualified stated interest and hence included in a U.S. holder’s income in accordance with such U.S. holder’s normal method of accounting for U.S. federal income tax purposes, and (ii) the amount of OID, if any, will be determined under the general OID rules (as described above) by assuming that the variable rate is a fixed rate equal, in general, to the value, as of the issue date, of the floating rate.

If a floating rate debt security does not qualify as a “variable rate debt instrument,” such floating rate debt security will be classified as a contingent payment debt instrument and will be subject to special rules for calculating the accrual of stated interest and original issue discount.

Any special considerations with respect to the tax consequences of holding a floating rate debt security will be provided in the applicable prospectus supplement.

The “adjusted issue price” of an OID debt security at the beginning of any accrual period will generally be the sum of its issue price and the amount of OID previously includable in the gross income of the holder, reduced by the amount of all payments other than any qualified stated interest payments on the debt security in all prior accrual periods. All payments on an OID debt security, other than qualified stated interest, generally will be viewed first as payments of previously accrued OID (to the extent of the previously accrued discount), with payments considered made from the earliest accrual periods first, and then as a payment of principal. The “annual yield to maturity” of a debt security is the discount rate (appropriately adjusted to reflect the length of accrual periods) that causes the present value on the issue date of all payments on the debt security to equal the issue price. As a result of this “constant yield” method of including OID income, you will generally be required to include in your gross income increasingly greater amounts of OID over the life of OID debt security.

You generally may make an irrevocable election to include in income your entire return on a debt security (i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount you paid for the debt security) under the constant yield method described above. This election will generally apply only to the debt security with respect to which it is made and may not be revoked without the consent of the IRS. For debt securities purchased at a premium or bearing market discount in your hands, if you make this election you will also be deemed to have made the election (discussed below under the caption “Premium and Market Discount”) to amortize premium or to accrue market discount in income currently on a constant yield basis.

In the case of an OID debt security that is also a foreign currency debt security, you should determine the U.S. dollar amount includable as OID for each accrual period by (i) calculating the amount of OID allocable to each accrual period in the foreign currency using the constant yield method, and (ii) translating the foreign currency amount so determined at the average exchange rate in effect during that accrual period (or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year). Alternatively, you may translate the foreign currency amount so determined at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year, for an accrual period that spans two taxable years) or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described under the caption “Payments or Accruals of Interest” above. Because exchange rates may fluctuate, if you are the holder of an OID debt security that is also a foreign currency debt security you may recognize a different amount of OID income in each accrual period than would be the case if you were the holder of an otherwise similar OID debt security denominated in U.S. dollars. Upon the receipt of an amount attributable to OID (whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the OID debt security), you may recognize ordinary income or loss measured by the difference between the amount received, translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the OID debt security, as the case may be, and the amount accrued, using the exchange rate applicable to such previous accrual.

If you purchase an OID debt security outside of the initial offering at a cost less than its “remaining redemption amount”, or if you purchase an OID debt security in the initial offering at a price other than the debt security’s issue price, you will also generally be required to include in gross income the daily portions of OID, calculated as described above. However, if you acquire an OID debt security at a price (i) less than or equal to the remaining redemption amount but (ii) greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions to reflect the premium paid over the adjusted issue price. (As discussed under “Premium and Market Discount” below, if you purchase an OID debt security at a price greater than its remaining redemption amount, the OID rules described in this section will not apply.) The “remaining redemption amount” for an OID debt security is the total of all future payments to be made on the debt security other than qualified stated interest.

Certain of the OID debt securities may be redeemed prior to maturity, either at the option of the Republic or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the pricing supplement. OID debt securities containing these features may be subject to rules that differ from the general rules discussed above. If you purchase OID debt securities with these features, you should carefully examine the pricing supplement and consult your tax advisor about their treatment since the tax consequences of OID will depend, in part, on the particular terms and features of the debt securities.

OID accrued with respect to an OID debt security will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. The rules relating to foreign tax credits and the timing thereof are complex. You should consult your own tax advisor regarding the availability of a foreign tax credit under your particular situation.

Short-Term Debt Securities

Special rules may apply to a debt security with a maturity of one year or less (“a short-term debt security”). If you are an accrual basis holder, you will be required to accrue OID on the short-term debt security on either a straight line basis or, at the election of the holder, under a constant yield method (based on daily compounding). No interest payments on a short-term debt security will be qualified stated interest. Consequently, such interest payments are included in the short-term debt security’s stated redemption price at maturity. Since the amount of OID is calculated in the same manner as described above under “Original Issue Discount,” such interest payments may give rise to OID (or acquisition discount, as defined below) even if the short-term debt securities are not actually issued at a discount. If you are a cash basis holder and do not elect to include OID in income as it accrues, you will not be required to include OID in income until you actually receive payments on the debt security. However, you will be required to treat any gain upon the sale, exchange or retirement of the debt security as ordinary income to the extent of the accrued OID on the debt security that you have not yet taken into income at the time of the sale. Also, if you borrow money (or do not repay outstanding debt) to acquire or hold the debt security, you may not be allowed to deduct interest on the borrowing that corresponds to accrued OID on the debt security until you include the OID in your income.

Alternatively, regardless of whether you are a cash basis or accrual basis holder, you can elect to accrue any “acquisition discount” with respect to the short-term debt security on a current basis. Acquisition discount is the excess of the stated redemption price at maturity of the debt security over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant yield method (based on daily compounding). If you elect to accrue acquisition discount, the OID rules will not apply. U.S. holders should consult their own tax advisors as to the application of these rules.

As described above, certain of the debt securities may be subject to special redemption features. These features may affect the determination of whether a debt security has a maturity of one year or less and thus is a short-term debt security. If you purchase a debt security, you should carefully examine the pricing supplement and consult your tax advisor about these features.

Fungibility of Debt Securities

The Issuer may, without the consent of the holders of outstanding debt securities, issue additional debt securities with identical terms. These additional debt securities, even if they are treated for non-tax purposes as part of the same series as the original debt securities, in some cases may be treated as a separate series for U.S. federal income tax purposes. In such a case, the additional debt securities may be considered to have been issued with OID even if the original debt securities had no OID, or the additional debt securities may have a greater amount of OID than the original debt securities. These differences may affect the market value of the original debt securities if the additional debt securities are not otherwise distinguishable from the original debt securities.

Premium and Market Discount

If you purchase a debt security at a cost greater than the debt security’s remaining redemption amount, you will be considered to have purchased the debt security at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the debt security. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the IRS. If you elect to amortize the premium you will be required to reduce your tax basis in the debt security by the amount of the premium amortized during your holding period. In the case of premium on a foreign currency debt security, you should calculate the amortization of the premium in the foreign currency. Amortization deductions attributable to a period reduce interest payments (or OID) in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for those interest payments (or OID). Exchange gain or loss will be realized with respect to amortized premium on a foreign currency debt security based on the difference between the exchange rate computed on the date or dates the premium is amortized against interest payments (or OID) on the debt security and the exchange rate on the date when the holder acquired the debt security. For a U.S. holder that does not elect to amortize premium, the amount of premium will be included in your tax basis when the debt security matures or is disposed of. Therefore, if you do not elect to amortize premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

A debt security, other than a short-term debt security, will be treated as purchased at a market discount (a “market discount debt security”) if the debt security’s stated redemption price at maturity or, in the case of OID debt security, the debt security’s “revised issue price”, exceeds the amount for which the U.S. holder purchased the debt security by at least one-fourth of one per cent (0.25%) of such debt security’s stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the debt security’s maturity. For these purposes, the “revised issue price” of a debt security generally equals its issue price, increased by the amount of any OID that has accrued on the debt security and reduced by the amount of any payments previously made that were not qualified stated interests.

Any gain recognized on the maturity or disposition of a market discount debt security will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on such debt security. Alternatively, a U.S. holder of a market discount debt security may elect to include market discount in income currently over the life of the debt security. Such an election shall apply to all debt instruments with market discount acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies. This election may not be revoked without the consent of the IRS.

Market discount on a market discount debt security will accrue on a straight line basis unless the U.S. holder elects to accrue such market discount on a constant yield method. Such an election shall apply only to the debt security with respect to which it is made and may not be revoked. A U.S. holder of a market discount debt security that does not elect to include market discount in income currently, generally will be required to defer deductions for interest on borrowings allocable to such debt security in an amount not exceeding the accrued market discount on such debt security until the maturity or disposition of such debt security. Any accrued market discount on a foreign currency debt security that is currently includable in income will generally be translated into U.S. dollars at the average rate for the accrual periods (or portion thereof within the holder’s taxable year). Upon the receipt of an amount attributable to accrued market discount, the U.S. Holder may recognize U.S. source exchange gain or loss (which will be taxable as ordinary income or loss) determined in the same manner as for accrued interest or OID. A U.S. Holder that does not elect to include market discount in income currently will recognize, upon the disposition or maturity of the debt securities, the U.S. dollar value of the amount accrued, calculated at the spot rate on that date, and no part of this accrued market discount will be treated as exchange gain or loss.

Warrants

A description of the tax consequences of an investment in warrants will be provided in the applicable prospectus supplement.

Indexed Debt Securities and Other Debt Securities Providing for Contingent Payments

Special rules govern the tax treatment of debt obligations that provide for contingent payments (“contingent debt obligations”). These rules generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation, and may require adjustments to these accruals when any contingent payments are made. In addition, special rules may apply to floating rate debt securities if the interest payable on the debt securities is based on more than one interest rate index. We will provide a detailed description of the tax considerations relevant to U.S. holders of any debt securities that are subject to the special rules discussed in this paragraph in the relevant prospectus supplement.

Non-U.S. Holders

The following summary applies to you if you are not a U.S. holder, as defined above.

Subject to the discussion below under the caption “Information Reporting and Backup Withholding,” the interest income that you derive in respect of the debt securities generally will be exempt from U.S. federal income taxes, including U.S. withholding tax on payments of interest (including OID) unless such income is effectively connected with the conduct of a trade or business within the United States. Further, any gain you realize on a sale or exchange of debt securities generally will be exempt from U.S. federal income tax, including U.S. withholding tax, unless:

•	your gain is effectively connected with your conduct of a trade or business within the United States; or

•

you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale, and either (i) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (ii) you have a tax home in the United States.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to certain payments made within the United States of interest on a debt security, including payments made by the U.S. office of a paying agent, broker or other intermediary, and to proceeds of a sale, exchange, or retirement of debt security effected at the U.S. office of a U.S. or foreign broker. A “backup withholding” tax may apply to such payments or proceeds if the beneficial owner fails to provide a correct taxpayer identification number or fails to otherwise comply with the applicable backup withholding rules. Certain persons (including, among others, corporations) and non-U.S. holders which provide an appropriate certification or otherwise qualify for exemption are not subject to the backup withholding and information reporting requirements.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment made to a U.S. holder generally may be claimed as a credit against such holder’s U.S. federal income tax liability provided the appropriate information is furnished to the IRS.

Reportable Transactions

A U.S. taxpayer that participates in a “reportable transaction” will be required to disclose its participation to the IRS. Under the relevant rules, if the debt securities are denominated in a foreign currency, a U.S. holder may be required to treat a foreign currency exchange loss from the debt securities as a reportable transaction if this loss exceeds the relevant threshold in the regulations ($50,000 in a single taxable year, if the U.S. holder is an individual or trust, or higher amounts for other non-individual U.S. holders), and to disclose its investment by filing Form 8886 with the IRS. A penalty in the amount of $10,000 in the case of a natural person and $50,000 in all other cases is generally imposed on any taxpayer that fails to timely file an information return with the IRS with respect to a transaction resulting in a loss that is treated as a reportable transaction. Prospective purchasers are urged to consult their tax advisors regarding the application of these rules.

Foreign Financial Asset Reporting

Certain U.S. holders are subject to reporting requirements on the holding of certain foreign financial assets, including debt of foreign entities, if the aggregate value of all of these assets exceeds $50,000 at the end of the taxable year or $75,000 at any time during the taxable year. The thresholds are higher for individuals living outside of the United States and married couples filing jointly. The debt securities are expected to constitute foreign financial assets subject to these requirements unless they are held in an account at a financial institution (in which case the account may be reportable if maintained by a foreign financial institution). U.S. holders should consult their tax advisors regarding the application of this legislation.

PLAN OF DISTRIBUTION

The Republic may sell the debt securities or warrants in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

The prospectus supplement relating to a particular series of debt securities or warrants will set out:

•	the names of any underwriters or agents;

•	the purchase price of the securities;

•	the proceeds to the Republic from the sale;

•	any underwriting discounts and other compensation;

•	the initial public offering price;

•	any discounts or concessions allowed, reallowed or paid to dealers; and

•	any securities exchanges on which the securities will be listed.

Any underwriter involved in the sale of securities will acquire the securities for its own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. The securities may be offered to the public either by underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless the prospectus supplement states otherwise, the underwriters will benefit from certain conditions that must be satisfied before they are obligated to purchase such securities and they will be obligated to purchase all of the securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. The underwriters or certain of their affiliates may purchase securities and be allocated securities for asset management and/or proprietary purposes but not with a view to distribution.

If the Republic sells debt securities or warrants through agents, the prospectus supplement will identify the agent and indicate any commissions payable by the Republic. Unless the prospectus supplement states otherwise, all agents will act on a best efforts basis.

The Republic may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from the Republic at the public offering price set forth in a prospectus supplement pursuant to delayed delivery contracts. The prospectus supplement will set out the conditions of the delayed delivery contracts and the commission receivable by the agents, underwriters or dealers for soliciting the contracts.

The Republic may offer securities as full, partial or alternative consideration for the purchase of other securities of the Republic, either in connection with a publicly announced tender, exchange or other offer for such securities or in privately negotiated transactions. The offer may be in addition to or in lieu of sales of securities directly or through underwriters or agents.

Agents and underwriters may be entitled to indemnification by the Republic against certain liabilities, including liabilities under the Securities Act of 1933, or to contribution from the Republic with respect to certain payments which the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with, or perform services (including commercial and investment banking services) for, the Republic in the ordinary course of business.

In compliance with Financial Industry Regulatory Authority guidelines, the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to the prospectus and applicable prospectus supplements will not exceed 8% of the aggregate total offering price to the public of such securities as set forth on the cover page of the applicable prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

Unless otherwise specified in the applicable prospectus supplement, if the Republic offers and sells securities outside the United States, each underwriter or dealer will acknowledge that:

•	the securities offered have not been and will not be registered under the Securities Act of 1933; and

•

the securities may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933. Each participating underwriter or dealer will agree that it has not offered or sold, and will not offer or sell, any debt securities constituting part of its allotment in the United States except in accordance with Rule 903 of Regulation S under the Securities Act of 1933. Accordingly, each underwriter or dealer will agree that neither the underwriter nor dealer nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to the securities.

VALIDITY OF THE SECURITIES

The Secretary of the Department of Justice of the Republic will provide an opinion on behalf of the Republic as to the validity of the securities under Philippine law. Linklaters, United States counsel for the Republic, will provide an opinion on behalf of the Republic as to the validity of the securities under U.S. and New York State law. U.S. and Philippine counsel named in the applicable prospectus supplement will provide an opinion as to certain legal matters on behalf of the underwriters named in the applicable prospectus supplement.

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

The authorized agent of the Republic in the United States is Hon. Mario Lopez de Leon, Jr., Consul General, the Philippine Consulate General, 556 Fifth Avenue, New York, New York 10036-5095.

EXPERTS; OFFICIAL STATEMENTS AND DOCUMENTS

Hon. Roberto B. Tan, in his official capacity as National Treasurer of the Republic, reviewed the information set forth in the prospectus relating to the Republic, which information is included in the prospectus on his authority.

FURTHER INFORMATION

The Republic filed a registration statement with respect to the securities with the Securities and Exchange Commission under the Securities Act of 1933 and its related rules and regulations. You can find additional information concerning the Republic and the securities in the registration statement and any pre- or post-effective amendment, including its various exhibits, which may be inspected at the public reference room maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, the Commission maintains an Internet site at http://www.sec.gov that contains information regarding issuers that file electronically with the Commission.

DEBT TABLES OF THE REPUBLIC OF THE PHILIPPINES

Guaranteed External Debt of the Republic of the Philippines	T-2
External Debt of the Republic of the Philippines	T-9
Domestic Government Securities	T-27
Domestic Debt of the Republic of the Philippines (Other than Securities)	T-38
Guaranteed Domestic Debt of the Republic of the Philippines (Other than Securities)	T-39

GUARANTEED EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of June 30, 2012

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance As of June 30, 2012
			Year Contracted	Year of Maturity	(in Original Currency)	(in US Dollars)(2)	(in Original Currency)	(in US Dollars)(2)
GRAND TOTAL						14,122.77		9,193.72

I. NATIONAL GOVERNMENT DIRECT GUARANTEE ON GOCC LOANS						14,037.13		9,108.08

A. LOANS						9,498.84		4,865.03

EURO					382.74	476.36	235.50	293.10

					3.43	4.27	1.52	1.89

	FIXED	3.00	1990	2020			0.29	0.36
	FIXED	3.00	1990	2020			0.11	0.14
	FIXED	3.00	1990	2020			0.09	0.11
	FIXED	3.00	1990	2021			0.43	0.54
	FIXED	3.00	1990	2021			0.10	0.12
	FIXED	3.00	1990	2021			0.35	0.44
	FIXED	3.00	1990	2021			0.12	0.15
	FIXED	3.00	1990	2022			0.03	0.04

					1.83	2.28	0.88	1.10

	FIXED	3.00	1990	2020			0.15	0.18
	FIXED	3.00	1990	2021			0.03	0.04
	FIXED	3.00	1990	2021			0.03	0.03
	FIXED	3.00	1990	2022			0.47	0.58
	FIXED	3.00	1990	2022			0.09	0.12
	FIXED	3.00	1990	2022			0.06	0.07
	FIXED	3.00	1990	2023			0.06	0.08
	FIXED	5.45	1990	2016	18.29	22.77	4.12	5.12

					2.21	2.75	1.10	1.37

	FIXED	2.50	1991	2021			0.58	0.73
	FIXED	2.50	1991	2022			0.52	0.64
	FIXED	5.45	1991	2019	4.57	5.69	1.51	1.88

					7.62	9.49	2.70	3.36

	FIXED	3.00	1988	2019			2.01	2.50
	FIXED	3.00	1988	2019			0.44	0.55
	FIXED	3.00	1988	2020			0.25	0.31
	FIXED	2.50	1993	2013	0.00	0.00	0.00	0.00

					1.18	1.47	0.19	0.24

	FIXED	3.30	1994	2014			0.03	0.04
	FIXED	3.30	1994	2015			0.16	0.20

					1.51	1.88	0.37	0.46

	FIXED	3.10	1994	2014			0.05	0.06
	FIXED	3.10	1994	2015			0.22	0.28
	FIXED	3.10	1994	2015			0.01	0.01
	FIXED	3.10	1994	2016			0.04	0.05
	FIXED	3.10	1994	2016			0.01	0.01
	FIXED	3.10	1994	2016			0.04	0.05

					1.54	1.91	0.38	0.47

	FIXED	3.10	1994	2014			0.05	0.06
	FIXED	3.10	1994	2015			0.22	0.27
	FIXED	3.10	1994	2015			0.01	0.01
	FIXED	3.10	1994	2016			0.05	0.06
	FIXED	3.10	1994	2016			0.01	0.01
	FIXED	3.10	1994	2016			0.04	0.05

					6.59	8.20	1.69	2.10

	FIXED	3.30	1994	2014			0.23	0.29
	FIXED	3.30	1994	2016			0.51	0.64
	FIXED	3.30	1994	2016			0.45	0.56
	FIXED	3.30	1994	2016			0.05	0.06
	FIXED	3.30	1994	2017			0.01	0.02
	FIXED	3.30	1994	2017			0.12	0.14

GUARANTEED EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of June 30, 2012

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance As of June 30, 2012
			Year Contracted	Year of Maturity	(in Original Currency)	(in US Dollars)(2)	(in Original Currency)	(in US Dollars)(2)
	FIXED	3.30	1994	2017			0.01	0.01
	FIXED	3.30	1994	2018			0.30	0.38

					5.16	6.42	2.87	3.57

	FIXED	1.50	1996	2021			0.64	0.80
	FIXED	1.50	1996	2022			0.36	0.45
	FIXED	1.50	1996	2023			0.66	0.82
	FIXED	1.50	1996	2023			0.92	1.15
	FIXED	1.50	1996	2024			0.29	0.36
	LIBOR 6 MONTHS	2.00	2000	2018	7.81	9.72	3.38	4.21

					10.50	13.07	10.50	13.07

	FIXED	0.40	2006	2032			3.33	4.14
	FIXED	0.40	2006	2032			0.10	0.12
	FIXED	0.40	2006	2033			0.87	1.09
	FIXED	4.00	2006	2033			1.59	1.98
	FIXED	4.00	2006	2033			1.63	2.03
	FIXED	0.40	2006	2033			0.47	0.58
	FIXED	0.40	2006	2034			0.87	1.08
	FIXED	0.40	2006	2034			0.21	0.26
	FIXED	0.40	2006	2034			0.33	0.41
	FIXED	0.40	2006	2034			0.30	0.37
	FIXED	0.40	2006	2035			0.81	1.00
	FIXED	5.09	2006	2019	7.80	9.71	5.46	6.80
	FIXED	2.99	2007	2025	2.54	3.16	2.54	3.16
	FIXED	2.00	1981	2011	0.00	0.00	0.00	0.00
	FIXED	2.00	1981	2011	0.00	0.00	0.00	0.00
	FIXED	2.00	1979	2015	18.30	22.78	0.95	1.18
	FIXED	2.00	1981	2015	7.93	9.86	0.39	0.48
	FIXED	2.00	1988	2018	23.52	29.27	7.06	8.78

					37.22	46.33	25.28	31.46

	FIXED	0.75	1992	2032			20.12	25.05
	FIXED	0.75	1992	2036			5.15	6.41
	FIXED	0.75	1991	2031	8.82	10.98	0.90	1.12
	FIXED	2.00	1993	2023	15.54	19.35	10.06	12.52
	FIXED	0.75	1993	2033	30.68	38.18	23.86	29.70
	FIXED	0.75	1995	2035	7.54	9.39	2.46	3.06

					25.61	31.88	20.65	25.70

	FIXED	2.00	1995	2025			0.04	0.05
	FIXED	0.75	1995	2035			20.61	25.66
	FIXED	0.75	1999	2039	25.56	31.82	11.72	14.59
	FIXED	0.75	1996	2036	4.70	5.85	3.84	4.78
	FIXED	0.75	1995	2035	13.65	16.99	11.07	13.78
	FIXED	0.75	1998	2012	7.67	9.55	0.00	0.00
	FIXED	0.75	2004	2044	5.11	6.36	5.11	6.36
	FIXED	0.75	2004	2045	5.29	6.58	5.29	6.58
	FIXED	0.75	1999	2039	14.70	18.30	13.39	16.66
	FIXED	0.75	2011	2049	10.20	12.69	0.15	0.19
	FIXED	0.75	2000	2040	9.36	11.65	8.89	11.06
	FIXED	5.95	2004	2013	0.00	0.00	0.00	0.00
	FIXED	0.75	2004	2043	7.50	9.33	7.50	9.33
	FIXED	0.75	2005	2045	11.70	14.56	11.70	14.56
	FIXED	0.75	2005	2045	15.00	18.67	15.00	18.67
	FIXED	0.75	2007	2047	4.74	5.90	4.74	5.90
	FIXED	0.75	2010	2050	7.00	8.71	6.30	7.84

KOREAN WON					53,156.00	45.93	38,397.46	33.18

GUARANTEED EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of June 30, 2012

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance As of June 30, 2012
			Year Contracted	Year of Maturity	(in Original Currency)	(in US Dollars)(2)	(in Original Currency)	(in US Dollars)(2)
	FIXED	3.50	1995	2017	8,645.00	7.47	2,596.47	2.24
	FIXED	3.50	1995	2018	11,322.00	9.78	2,617.80	2.26
	FIXED	2.50	2004	2034	33,189.00	28.68	33,183.19	28.67

JAPANESE YEN					539,907.24	6,795.81	308,034.07	3,877.22

	TOKYO FLOATING RATE	1.41	2001	2020	2,400.00	30.21	1,280.00	16.11

					4,117.25	51.82	3,377.96	42.52

	FIXED	2.57	2004	2022			329.38	4.15
	FIXED	2.28	2004	2022			459.57	5.78
	FIXED	2.30	2004	2023			352.33	4.43
	FIXED	2.18	2004	2023			268.25	3.38
	FIXED	1.95	2004	2023			317.03	3.99
	FIXED	2.03	2004	2023			1,383.68	17.42
	EIBOR	6.94	2004	2018			267.73	3.37
	ADB FLOATING RATE	1.53	1988	2012	3,188.49	40.13	260.50	3.28
	ADB FLOATING RATE	1.53	1989	2012	2,148.88	27.05	175.65	2.21
	ADB FLOATING RATE	1.53	1989	2014	9,378.63	118.05	3,084.63	38.83
	ADB FLOATING RATE	1.53	1992	2016	947.44	11.93	468.51	5.90
	LIBOR 6 MONTHS	0.70	1998	2013	3,057.38	38.48	103.37	1.30
	LIBOR 6 MONTHS	1.54	2000	2015	2,166.70	27.27	386.99	4.87
	LIBOR 6 MONTHS	0.74	2000	2014	314.75	3.96	12.48	0.16
	LIBOR 6 MONTHS	0.47	2002	2026	3,676.05	46.27	2,020.34	25.43
	LIBOR 6 MONTHS	1.77	2003	2035	3,318.55	41.77	1,826.38	22.99
	LIBOR 6 MONTHS	0.47	2005	2024	2,746.63	34.57	2,334.77	29.39
	LIBOR 6 MONTHS	0.26	2009	2024	4,520.78	56.90	97.12	1.22
	JAPAN PRIME RATE	0.62	1996	2016	9,090.40	114.42	1,088.92	13.71

					3,717.90	46.80	670.79	8.44

	FIXED	2.12	2001	2021			29.43	0.37
	FIXED	2.00	2001	2021			44.07	0.55
	FIXED	2.56	2001	2021			48.65	0.61
	FIXED	2.01	2001	2021			52.27	0.66
	FIXED	2.07	2001	2021			59.16	0.74
	FIXED	2.23	2001	2021			22.14	0.28
	FIXED	2.59	2001	2021			61.98	0.78
	FIXED	2.33	2001	2021			47.71	0.60
	FIXED	2.48	2001	2021			143.22	1.80
	FIXED	2.07	2001	2021			99.29	1.25
	FIXED	2.21	2001	2021			41.72	0.53
	FIXED	1.70	2001	2021			14.50	0.18
	FIXED	1.76	2001	2021			6.66	0.08

					1,188.20	14.96	1,138.65	14.33

	FIXED	2.41	2003	2023			11.39	0.14
	FIXED	1.86	2003	2023			123.62	1.56
	FIXED	2.42	2003	2023			84.86	1.07
	FIXED	2.16	2003	2023			234.91	2.96
	FIXED	2.30	2003	2023			289.10	3.64
	FIXED	1.91	2003	2023			77.73	0.98
	FIXED	2.01	2003	2023			157.50	1.98
	FIXED	1.48	2003	2023			151.98	1.91
	FIXED	1.59	2003	2023			7.58	0.10
	LIBOR 6 MONTHS	1.10	2005	2022	6,592.00	82.97	3,193.58	40.20
	LIBOR 6 MONTHS	1.37	2006	2026	11,710.00	147.39	6,524.82	82.13

					3,572.30	44.96	1,200.98	15.12

	FIXED	3.23	2009	2033			366.93	4.62
	FIXED	2.95	2009	2033			212.58	2.68
	FIXED	3.10	2009	2034			42.66	0.54
	FIXED	2.95	2009	2035			121.56	1.53
	FIXED	1.69	2009	2035			304.47	3.83
	FIXED	1.69	2009	2036			152.78	1.92

GUARANTEED EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of June 30, 2012

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance As of June 30, 2012
			Year Contracted	Year of Maturity	(in Original Currency)	(in US Dollars)(2)	(in Original Currency)	(in US Dollars)(2)
	FIXED	2.50	1991	2021	30,084.00	378.67	13,207.61	166.24
	FIXED	2.50	1992	2022	6,686.00	84.16	3,261.46	41.05
	FIXED	3.00	1994	2024	22,500.00	283.21	13,719.48	172.69
	FIXED	3.00	1994	2024	15,000.00	188.81	7,743.75	97.47

					6,131.00	77.17	1,262.60	15.89

	FIXED	2.50	1995	2025			906.50	11.41
	FIXED	2.10	1995	2025			356.10	4.48

					1,352.00	17.02	889.30	11.19

	FIXED	2.50	1995	2025			672.81	8.47
	FIXED	2.10	1995	2025			216.49	2.72

					12,315.00	155.01	8,094.60	101.89

	FIXED	2.70	1995	2025			7,165.96	90.20
	FIXED	2.10	1995	2025			928.64	11.69

					24,712.00	311.05	14,058.94	176.96

	FIXED	2.70	1996	2026			9,993.03	125.78
	FIXED	2.30	1996	2026			4,065.91	51.18

					10,494.00	132.09	7,163.91	90.17

	FIXED	2.70	1996	2026			6,993.17	88.02
	FIXED	2.30	1996	2026			170.74	2.15

					5,158.00	64.92	3,454.50	43.48

	FIXED	2.50	1996	2026			3,346.64	42.12
	FIXED	2.10	1996	2026			107.86	1.36
	FIXED	2.30	1997	2027	876.00	11.03	367.92	4.63

					14,460.00	182.01	0.00	0.00

	FIXED	2.70	1997	2027			0.00	0.00
	FIXED	2.30	1997	2027			0.00	0.00

					7,228.00	90.98	3,089.67	38.89

	FIXED	2.50	1997	2027			2,044.80	25.74
	FIXED	2.10	1997	2027			1,044.87	13.15

					1,034.00	13.01	583.74	7.35

	FIXED	2.50	1997	2027			213.57	2.69
	FIXED	2.10	1997	2027			370.17	4.66

					2,746.00	34.56	391.23	4.92

	FIXED	2.50	1997	2027			259.11	3.26
	FIXED	2.10	1997	2027			132.12	1.66

					14,555.00	183.20	11,574.99	145.69

	FIXED	2.20	1998	2028			10,688.14	134.53
	FIXED	0.75	1998	2038			886.85	11.16

					19,990.00	251.61	15,627.48	196.70

	FIXED	2.20	1998	2028			15,271.21	192.22
	FIXED	0.75	1998	2038			356.27	4.48

					6,072.00	76.43	5,015.90	63.14

	FIXED	2.20	1998	2028			398.84	5.02
	FIXED	1.70	1998	2028			2,826.62	35.58
	FIXED	0.75	1998	2038			1,790.45	22.54
	FIXED	0.75	1999	2039	35,350.00	444.95	31,791.98	400.17

GUARANTEED EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of June 30, 2012

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance As of June 30, 2012
			Year Contracted	Year of Maturity	(in Original Currency)	(in US Dollars)(2)	(in Original Currency)	(in US Dollars)(2)
	FIXED	0.75	1999	2039	20,529.00	258.40	18,509.65	232.98

					16,450.00	207.06	14,642.73	184.31

	FIXED	0.95	2000	2040			13,275.59	167.10
	FIXED	0.75	2000	2040			1,367.15	17.21

					59,037.00	743.10	56,232.13	707.79

	FIXED	0.95	2001	2041			52,981.00	666.87
	FIXED	0.75	2001	2041			3,251.14	40.92

					24,846.00	312.74	6,369.73	80.18

	FIXED	1.40	2008	2038			710.92	8.95
	FIXED	0.65	2008	2048			5,622.31	70.77
	FIXED	0.01	2008	2048			36.50	0.46

					14,608.00	183.87	7,397.34	93.11

	FIXED	1.40	2009	2039			1,968.44	24.78
	FIXED	0.65	2009	2049			5,317.64	66.93
	FIXED	0.01	2009	2049			111.26	1.40

					30,380.00	382.39	13,631.05	171.57

	FIXED	1.40	2009	2039			13,609.99	171.31
	FIXED	0.01	2009	2039			21.06	0.27
	FIXED	3.50	1994	2014	6,100.00	76.78	762.57	9.60
	JAPAN PRIME RATE	2.16	1999	2014	26,000.00	327.26	4,881.43	61.44
	JAPAN PRIME RATE	3.98	2003	2022	5,000.00	62.94	2,418.80	30.45
	FIXED	3.69	2004	2015	6,768.41	85.19	2,125.32	26.75
	JAPAN PRIME RATE	2.20	2008	2028	10,000.00	125.87	6,000.00	75.52
	FIXED	2.39	2007	2022	5,593.50	70.41	4,517.83	56.87

SPECIAL DRAWING RIGHTS					15.50	23.41	4.64	7.02

	FIXED	0.75	1995	2034	3.50	5.29	2.96	4.47
	FIXED	2.71	1995	2014	7.00	10.57	1.16	1.75
	FIXED	0.75	1998	2038	5.00	7.55	0.53	0.80

UNITED STATES DOLLAR					2,157.33	2,157.33	654.52	654.52

	FIXED	2.00	1993	2013	19.30	19.30	1.84	1.84
	FIXED	1.25	1993	2023	24.50	24.50	13.74	13.74
	FIXED	3.58	1995	2012	0.00	0.00	0.00	0.00
	LIBOR 6 MONTHS	1.70	2000	2018	7.51	7.51	3.25	3.25
	FIXED	7.84	2004	2020	15.42	15.42	12.37	12.37
	LIBOR 6 MONTHS	4.01	2008	2018	90.00	90.00	83.08	83.08
	FIXED	3.00	2010	2034	116.60	116.60	58.10	58.10
	ADB FLOATING RATE	5.91	1992	2012	75.00	75.00	4.65	4.65
	ADB FLOATING RATE	4.19	1993	2018	43.20	43.20	11.12	11.12
	ADB FLOATING RATE	4.19	1993	2013	164.00	164.00	20.00	20.00
	ADB FLOATING RATE	4.19	1995	2020	92.00	92.00	56.64	56.64
	ADB FLOATING RATE	4.19	1997	2021	13.51	13.51	5.49	5.49
	LIBOR 6 MONTHS	0.67	2002	2021	36.49	36.49	11.95	11.95
	ADB FLOATING RATE	4.11	1996	2011	0.00	0.00	0.00	0.00
	ADB FLOATING RATE	4.19	1998	2017	191.40	191.40	21.78	21.78
	LIBOR 6 MONTHS	0.64	2003	2013	3.26	3.26	0.34	0.34
	LIBOR 6 MONTHS	0.78	2003	2022	40.00	40.00	30.69	30.69
	COST QUA. BOR. IBRD 6M	5.85	1992	2012	0.00	0.00	0.00	0.00
	COST QUA. BOR. IBRD 6M	2.20	1991	2011	0.00	0.00	0.00	0.00
	COST QUA. BOR. IBRD 6M	5.05	1991	2011	0.00	0.00	0.00	0.00
	COST QUA. BOR. IBRD 6M	8.57	1993	2013	110.00	110.00	7.87	7.87

GUARANTEED EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of June 30, 2012

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance As of June 30, 2012
			Year Contracted	Year of Maturity	(in Original Currency)	(in US Dollars)(2)	(in Original Currency)	(in US Dollars)(2)
	COST QUA. BOR. IBRD 6M	8.57	1994	2014	127.35	127.35	25.85	25.85
	LIBOR 6 MONTHS	1.24	1994	2014	19.65	19.65	2.54	2.54
	COST QUA. BOR. IBRD 6M	5.38	1994	2014	40.00	40.00	9.38	9.38
	COST QUA. BOR. IBRD 6M	5.85	1994	2014	88.85	88.85	17.99	17.99
	LIBOR 6 MONTHS	1.37	1994	2014	24.15	24.15	2.05	2.05
	COST QUA. BOR. IBRD 6M	2.38	1995	2015	24.07	24.07	8.04	8.04
	LIBOR 6 MONTHS	1.30	1995	2015	25.93	25.93	8.66	8.66
	LIBOR 6 MONTHS	1.30	1995	2015	50.00	50.00	11.71	11.71
	COST QUA. BOR. IBRD 6M	8.49	1996	2016	33.90	33.90	12.66	12.66
	COST QUA. BOR. IBRD 6M	1.23	1996	2016	150.00	150.00	39.96	39.96
	COST QUA. BOR. IBRD 6M	8.60	1996	2016	57.00	57.00	13.81	13.81
	LIBOR 6 MONTHS	1.57	1997	2017	60.00	60.00	10.66	10.66
	LIBOR 6 MONTHS	1.55	1998	2018	150.00	150.00	79.48	79.48
	LIBOR 6 MONTHS	1.30	1999	2017	36.30	36.30	6.27	6.27
	LIBOR 6 MONTHS	1.02	2008	2025	12.94	12.94	11.71	11.71
	FIXED	4.00	1995	2016	10.00	10.00	3.13	3.13
	FIXED	4.00	1995	2017	5.00	5.00	1.56	1.56
	U.S. PRIME RATE	2.07	1999	2014	200.00	200.00	46.16	46.16

B. BONDS						4,538.29		4,243.05

UNITED STATES DOLLAR					3,610.00	3,610.00	3,314.76	3,314.76

	FIXED	8.40	1996	2016	360.00	360.00	160.00	160.00
	FIXED	9.63	1998	2028	300.00	300.00	300.00	300.00
	FIXED	5.40	2003	2018	250.00	250.00	154.76	154.76
	LIBOR 3 MONTHS	4.54	2005	2011	0.00	0.00	0.00	0.00
	LIBOR 3 MONTHS	4.54	2005	2011	0.00	0.00	0.00	0.00
	FIXED	6.88	2006	2016	500.00	500.00	500.00	500.00
	FIXED	7.25	2009	2019	1,000.00	1,000.00	1,000.00	1,000.00
	FIXED	7.39	2009	2024	600.00	600.00	600.00	600.00
	FIXED	7.25	2009	2019	20.99	20.99	20.99	20.99
	FIXED	7.39	2009	2024	579.01	579.01	579.01	579.01

JAPANESE YEN					73,750.00	928.29	73,750.00	928.29

	FIXED	4.65	1995	2015	12,000.00	151.04	12,000.00	151.04
	FIXED	3.20	2002	2020	24,750.00	311.53	24,750.00	311.53
	FIXED	3.50	2002	2022	37,000.00	465.72	37,000.00	465.72

II. GFI GUARANTEE ASSUMED BY NATIONAL GOVERNMENT						85.64		85.64

SAUDI RIAL					27.34	7.29	27.34	7.29

	INTEREST FREE		1986	Upon Demand	5.92	1.58	5.92	1.58
	INTEREST FREE		1986	Upon Demand	18.46	4.92	18.46	4.92
	INTEREST FREE		1986	Upon Demand	2.96	0.79	2.96	0.79

UNITED STATES DOLLAR					77.65	77.65	77.64	77.64

	INTEREST FREE		1986	Upon Demand	7.51	7.51	7.51	7.51
	INTEREST FREE		1986	Upon Demand	0.72	0.72	0.72	0.72
	INTEREST FREE		1986	Upon Demand	2.18	2.18	2.18	2.18

GUARANTEED EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of June 30, 2012

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance As of June 30, 2012
			Year Contracted	Year of Maturity	(in Original Currency)	(in US Dollars)(2)	(in Original Currency)	(in US Dollars)(2)
	INTEREST FREE		1986	Upon Demand	33.09	33.09	33.09	33.09
	INTEREST FREE		1986	Upon Demand	18.60	18.60	18.60	18.60
	INTEREST FREE		1986	Upon Demand	0.51	0.51	0.51	0.51
	INTEREST FREE		1986	Upon Demand	5.22	5.22	5.22	5.22
	INTEREST FREE		1986	Upon Demand	8.33	8.33	8.33	8.33
	INTEREST FREE		1986	Upon Demand	0.97	0.97	0.97	0.97
	INTEREST FREE		1986	Upon Demand	0.52	0.52	0.52	0.52
POUNDS STERLING
	INTEREST FREE		1986	Upon Demand	0.00	0.00	0.00	0.00

EURO
	INTEREST FREE		1986	Upon Demand	0.33	0.41	0.33	0.41

CANADIAN DOLLAR
	INTEREST FREE		1986	Upon Demand	0.27	0.26	0.27	0.26

JAPANESE YEN
	INTEREST FREE		1986	Upon Demand	2.74	0.03	2.74	0.03

(1)	Includes government guarantee on GOCC (loans and bonds) and GFI guarantee assumed by the government per Proc. 50.
(2)	Amounts in original currencies were translated to US Dollars using BSP reference rates on June 29, 2012.

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of June 30, 2012

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance As of June 30, 2012
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	GRAND TOTAL					70,795.67		48,419.05

	I. DIRECT DEBT OF THE REPUBLIC					38,248.10		19,255.34

A. AVAILED OF BY GOVERNMENT AGENCIES						35,573.07		17,839.74

	CANADIAN DOLLARS				6.33	6.13	1.21	1.18

	INTEREST FREE		1974	2024	6.33	6.13	1.21	1.18

	SWISS FRANCS				94.89	100.67	23.43	24.28

	SWITZERLAND PRIME RATE	0.90	2001	2014	94.89	100.67	23.43	24.28

	CHINA YUAN				1,200.00	188.75	1,145.93	180.25

	FIXED	2.00	2006	2026	400.00	62.92	372.60	58.61
	FIXED	2.00	2007	2027	800.00	125.84	773.33	121.64

	EURO				733.39	912.78	528.20	657.39

	FIXED	2.00	1982	2012	12.37	15.40	0.03	0.04
	FIXED	2.00	1984	2014	6.90	8.59	0.84	1.05
	FIXED	2.00	1984	2014	8.44	10.50	1.03	1.28
	FIXED	2.00	1990	2020	3.37	4.20	1.43	1.78
	FIXED	0.75	2002	2042	7.39	9.20	6.72	8.36
	FIXED	0.75	2002	2042	7.46	9.29	7.38	9.19
	FIXED	6.10	2002	2014	5.83	7.25	1.46	1.81
	FIXED	0.75	2007	2047	10.00	12.45	2.11	2.62
	FIXED	0.75	2008	2048	4.00	4.98	1.70	2.11
	FIXED	1.50	1995	2015	8.12	10.10	2.42	3.02
	FIXED	4.00	1997	2013	14.52	18.08	1.82	2.26
	FIXED	4.50	1998	2019	15.06	18.75	8.69	10.82
	FIXED	4.50	1999	2022	72.67	90.45	58.69	73.05
	INTEREST FREE		2000	2016	8.48	10.56	2.51	3.13
	FIXED	4.00	2000	2023	31.25	38.89	28.65	35.65
	FIXED	4.40	2001	2024	23.99	29.85	23.99	29.85
	FIXED	3.65	2002	2024	36.34	45.22	25.19	31.36
	FIXED	1.00	2012	2031	20.49	25.51	3.07	3.83
	FIXED	3.45	2002	2024	18.17	22.61	18.17	22.61
	EIBOR	2.03	2005	2016	14.60	18.17	6.57	8.18
	FIXED	3.00	1988	2020	4.34	5.41	1.91	2.38
	FIXED	3.00	1988	2019	1.45	1.80	0.59	0.74
	FIXED	2.50	1990	2021	4.43	5.52	2.24	2.79
	FIXED	2.50	1990	2021	4.15	5.17	2.15	2.67
	FIXED	2.50	1990	2021	2.65	3.30	1.36	1.69
	FIXED	2.50	1992	2022	1.02	1.27	0.58	0.72
	FIXED	2.00	1990	2022	10.52	13.09	5.80	7.22
	FIXED	2.00	1990	2022	0.73	0.91	0.40	0.50
	FIXED	2.00	1990	2022	2.88	3.59	1.59	1.98
	FIXED	2.00	1990	2022	0.76	0.94	0.40	0.50
	FIXED	2.00	1990	2022	2.17	2.70	1.22	1.52
	FIXED	3.30	1991	2013	11.19	13.93	2.18	2.71
	FIXED	3.30	1991	2014	2.81	3.49	0.50	0.63
	FIXED	3.30	1991	2014	1.59	1.97	0.27	0.34
	FIXED	3.50	1992	2015	2.29	2.85	0.53	0.66
	FIXED	3.50	1992	2016	0.76	0.95	0.20	0.25
	FIXED	3.50	1992	2017	7.58	9.43	0.35	0.44
	FIXED	3.10	1993	2014	6.46	8.04	1.48	1.85
	FIXED	3.10	1993	2014	12.20	15.18	3.01	3.75
	FIXED	3.10	1993	2015	1.22	1.51	0.34	0.43
	FIXED	1.40	1994	2022	2.69	3.35	1.52	1.90
	FIXED	1.40	1994	2021	15.57	19.38	8.97	11.16
	FIXED	1.50	1995	2022	1.92	2.39	1.05	1.31
	FIXED	1.50	1995	2023	0.74	0.93	0.44	0.55
	FIXED	1.50	1995	2022	3.66	4.55	2.08	2.58

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of June 30, 2012

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance As of June 30, 2012
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED	6.67	1995	2014	2.07	2.57	0.05	0.06
	FIXED	1.50	1995	2022	3.10	3.86	2.28	2.84
	FIXED	1.50	1997	2023	5.50	6.84	3.52	4.38
	FIXED	1.50	1997	2023	9.14	11.38	4.70	5.85
	FIXED	0.47	1998	2029	3.30	4.11	3.07	3.82
	FIXED	4.94	1998	2010	0.77	0.96	0.00	0.00
	FIXED	0.47	1998	2029	0.74	0.92	0.68	0.84
	INTEREST FREE		.2007	2024	5.39	6.70	5.39	6.70

					12.51	15.57	11.48	14.29

	EIBOR	2.08	2008	2021			11.37	14.16
	EIBOR	2.26	2008	2021			0.11	0.13

					10.49	13.05	7.64	9.51

	EIBOR	2.88	2008	2013			6.82	8.49
	EIBOR	2.11	2008	2013			0.82	1.02

					2.92	3.63	2.04	2.54

	FIXED	5.12	2008	2015			1.12	1.39
	FIXED	5.12	2008	2015			0.23	0.29
	FIXED	5.12	2008	2015			0.46	0.58
	FIXED	5.12	2008	2015			0.23	0.29
	FIXED	5.56	2008	2015	0.97	1.21	0.68	0.85

					0.66	0.82	0.11	0.14

	EIBOR	3.58	2008	2012			0.08	0.10
	EIBOR	3.58	2008	2012			0.03	0.03
	INTEREST FREE		2008	2022	11.35	14.13	9.54	11.87

					30.17	37.55	24.14	30.04

	FIXED	5.39	2008	2020			11.98	14.92
	FIXED	5.39	2008	2020			12.15	15.13

					38.16	47.49	31.78	39.55

	FIXED	5.39	2008	2020			10.18	12.66
	FIXED	5.39	2008	2020			10.81	13.46
	FIXED	5.39	2008	2020			10.79	13.43
	FIXED	0.30	2009	2040	15.71	19.55	14.74	18.35
	FIXED	4.74	2009	2020	15.71	19.55	12.70	15.81
	EIBOR	2.81	2010	2029	150.00	186.69	150.00	186.69

POUNDS STERLING					16.25	25.21	1.63	2.52

	FIXED	6.74	2001	2013	16.25	25.21	1.63	2.52

JAPANESE YEN					1,659,967.00	20,894.00	684,308.72	8,613.39

	ADB FLOATING RATE	1.53	1986	2012	6,468.93	81.42	0.00	0.00
	ADB FLOATING RATE	1.53	1986	2016	1,697.21	21.36	778.34	9.80
	ADB FLOATING RATE	1.53	1990	2015	664.57	8.36	278.66	3.51
	ADB FLOATING RATE	1.53	1990	2020	3,173.24	39.94	2,209.21	27.81
	ADB FLOATING RATE	1.53	1991	2015	11,989.38	150.91	5,026.29	63.27
	LIBOR BASE	0.28	2008	2022	34,253.10	431.14	31,824.56	400.58
	FIXED	3.00	1987	2012	30,000.00	377.61	810.81	10.21
	FIXED	2.70	1988	2013	15,000.00	188.81	1,216.22	15.31
	FIXED	2.70	1988	2013	25,000.00	314.68	2,027.03	25.51
	FIXED	2.70	1988	2013	12,500.00	157.34	1,013.51	12.76
	FIXED	2.70	1989	2014	40,000.00	503.48	5,405.41	68.04
	FIXED	2.70	1990	2020	28,200.00	354.95	11,692.67	147.18
	FIXED	2.70	1991	2016	10,575.00	133.11	2,286.48	28.78
	FIXED	2.70	1991	2016	13,219.00	166.39	2,858.16	35.98
	FIXED	2.70	1991	2016	13,219.00	166.39	2,858.16	35.98
	FIXED	3.00	1992	2017	25,380.00	319.46	7,545.40	94.97
	FIXED	0.75	1999	2039	36,300.00	456.91	32,134.37	404.48
	FIXED	1.40	2009	2039	9,293.00	116.97	9,293.00	116.97
	FIXED	1.40	2010	2040	9,220.00	116.05	9,220.00	116.05

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of June 30, 2012

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance As of June 30, 2012
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED	0.44	2010	2025	13,830.00	174.08	13,830.00	174.08
	FIXED	3.00	1982	2012	32,420.00	408.07	0.00	0.00
	FIXED	3.00	1982	2012	5,000.00	62.94	0.00	0.00
	FIXED	3.00	1982	2012	3,630.00	45.69	0.00	0.00
	FIXED	3.00	1982	2012	330.00	4.15	0.00	0.00
	FIXED	3.00	1982	2012	3,600.00	45.31	0.00	0.00
	FIXED	3.00	1982	2012	3,860.00	48.59	0.00	0.00
	FIXED	3.00	1983	2013	9,900.00	124.61	476.35	6.00
	FIXED	3.00	1983	2013	6,300.00	79.30	215.40	2.71
	FIXED	3.00	1983	2013	5,400.00	67.97	149.38	1.88
	FIXED	3.00	1983	2013	1,140.00	14.35	75.58	0.95
	FIXED	3.00	1983	2013	4,600.00	57.90	328.79	4.14
	FIXED	4.00	1983	2013	9,600.00	120.84	680.33	8.56
	FIXED	3.50	1984	2014	3,012.00	37.91	292.39	3.68
	FIXED	3.50	1984	2014	1,381.00	17.38	54.72	0.69
	FIXED	3.50	1986	2016	148.00	1.86	19.90	0.25
	FIXED	3.50	1986	2016	705.00	8.87	89.24	1.12
	FIXED	3.50	1986	2016	7,595.00	95.60	1,425.09	17.94
	FIXED	3.50	1986	2016	3,988.00	50.20	776.48	9.77
	FIXED	3.50	1986	2016	1,439.00	18.11	188.14	2.37
	FIXED	3.50	1986	2016	2,555.00	32.16	284.41	3.58
	FIXED	4.00	1987	2017	40,400.00	508.51	10,307.76	129.74
	FIXED	3.00	1988	2018	2,254.00	28.37	46.36	0.58
	FIXED	3.00	1988	2018	4,837.00	60.88	1,301.51	16.38
	FIXED	3.00	1988	2018	10,818.00	136.17	2,638.34	33.21
	FIXED	3.00	1988	2018	2,090.00	26.31	598.90	7.54
	FIXED	3.00	1988	2018	5,735.00	72.19	1,665.54	20.96
	FIXED	3.00	1988	2018	3,193.00	40.19	792.53	9.98
	FIXED	3.00	1988	2018	4,611.00	58.04	1,315.10	16.55
	FIXED	3.00	1988	2018	3,372.00	42.44	795.56	10.01
	FIXED	3.00	1988	2018	2,000.00	25.17	409.48	5.15
	FIXED	3.00	1988	2018	707.00	8.90	176.93	2.23
	FIXED	3.00	1988	2018	326.00	4.10	91.87	1.16
	FIXED	3.00	1988	2018	308.00	3.88	87.92	1.11
	FIXED	3.00	1988	2018	14,003.00	176.26	4,081.18	51.37
	FIXED	2.70	1989	2019	2,063.00	25.97	692.22	8.71
	FIXED	2.70	1989	2019	4,776.00	60.12	1,125.52	14.17
	FIXED	2.70	1989	2019	2,500.00	31.47	853.65	10.74
	FIXED	2.70	1989	2019	2,633.00	33.14	667.27	8.40
	FIXED	2.70	1989	2019	5,500.00	69.23	1,721.30	21.67
	FIXED	2.70	1989	2019	6,300.00	79.30	1,696.38	21.35
	FIXED	2.70	1989	2019	2,169.00	27.30	727.44	9.16
	FIXED	2.70	1990	2020	2,304.00	29.00	888.10	11.18
	FIXED	2.70	1990	2020	4,238.00	53.34	1,426.16	17.95
	FIXED	2.70	1990	2020	2,079.00	26.17	788.35	9.92
	FIXED	2.70	1990	2020	5,708.00	71.85	2,098.82	26.42
	FIXED	2.70	1990	2020	8,634.00	108.68	2,895.04	36.44
	FIXED	2.70	1990	2020	454.00	5.71	123.41	1.55
	FIXED	2.70	1990	2020	4,986.00	62.76	1,939.94	24.42
	FIXED	2.70	1990	2020	5,080.00	63.94	1,239.31	15.60
	FIXED	2.70	1990	2020	10,560.00	132.92	2,450.69	30.85
	FIXED	2.70	1990	2020	21,752.00	273.79	6,378.88	80.29
	FIXED	2.70	1990	2020	4,867.00	61.26	1,755.50	22.10
	FIXED	2.70	1990	2020	4,301.00	54.14	1,678.24	21.12
	FIXED	2.70	1990	2020	5,066.00	63.77	1,930.98	24.31
	FIXED	2.70	1991	2021	2,065.00	25.99	797.00	10.03
	FIXED	2.70	1991	2021	1,663.00	20.93	663.80	8.36
	FIXED	2.70	1991	2021	1,795.00	22.59	552.38	6.95
	FIXED	2.70	1991	2021	5,266.00	66.28	2,119.09	26.67
	FIXED	2.70	1991	2021	10,790.00	135.81	4,644.04	58.45
	FIXED	2.70	1991	2021	3,516.00	44.26	1,530.68	19.27
	FIXED	2.70	1991	2021	9,427.00	118.66	4,079.75	51.35
	FIXED	2.70	1991	2021	8,283.00	104.26	3,254.92	40.97
	FIXED	2.70	1992	2022	7,655.00	96.35	2,273.00	28.61
	FIXED	2.70	1991	2021	4,028.00	50.70	1,468.55	18.48

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of June 30, 2012

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance As of June 30, 2012
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED	2.70	1991	2021	20,020.00	251.99	8,789.24	110.63
	FIXED	3.00	1993	2023	3,653.00	45.98	1,693.32	21.31
	FIXED	3.00	1993	2023	6,112.00	76.93	1,602.79	20.17
	FIXED	3.00	1993	2023	6,872.00	86.50	3,739.36	47.07
	FIXED	3.00	1993	2023	4,633.00	58.32	2,225.80	28.02
	FIXED	3.00	1993	2023	3,803.00	47.87	1,995.50	25.12
	FIXED	3.00	1993	2023	3,055.00	38.45	1,713.75	21.57
	FIXED	3.00	1993	2023	9,294.00	116.98	3,219.40	40.52
	FIXED	3.00	1994	2024	7,056.00	88.81	3,875.93	48.79
	FIXED	3.00	1994	2024	6,630.00	83.45	3,394.23	42.72
	FIXED	3.00	1994	2024	5,513.00	69.39	3,148.78	39.63
	FIXED	3.00	1994	2024	10,756.00	135.39	195.18	2.46
	FIXED	3.00	1994	2024	2,896.00	36.45	743.28	9.36
	FIXED	3.00	1994	2024	457.00	5.75	130.40	1.64
	FIXED	3.00	1994	2024	9,620.00	121.09	5,827.58	73.35
	FIXED	3.00	1994	2024	4,616.00	58.10	2,636.25	33.18
	FIXED	3.00	1994	2024	11,754.00	147.95	7,166.98	90.21

					6,151.00	77.42	3,830.06	48.21

	FIXED	2.70	1995	2025			3,312.50	41.69
	FIXED	2.30	1995	2025			517.56	6.51

					4,040.00	50.85	2,562.92	32.26

	FIXED	2.70	1995	2025			2,178.79	27.42
	FIXED	2.30	1995	2025			384.13	4.84

					8,312.00	104.62	5,458.08	68.70

	FIXED	2.50	1995	2025			4,909.71	61.80
	FIXED	2.10	1995	2025			548.37	6.90

					18,391.00	231.49	12,101.64	152.32

	FIXED	2.70	1995	2025			10,535.37	132.61
	FIXED	2.30	1995	2025			1,566.27	19.71

					5,579.00	70.22	3,465.53	43.62

	FIXED	2.70	1995	2025			3,090.93	38.91
	FIXED	2.30	1995	2025			374.60	4.72

					6,386.00	80.38	4,084.94	51.42

	FIXED	2.70	1995	2025			3,464.99	43.61
	FIXED	2.30	1995	2025			619.95	0.00

					12,895.00	162.31	8,227.87	103.56

	FIXED	2.70	1995	2025			6,911.60	87.00
	FIXED	2.30	1995	2025			1,316.28	16.57

					4,765.00	59.98	2,531.12	31.86

	FIXED	2.70	1995	2025			2,231.20	28.08
	FIXED	2.30	1995	2025			299.92	3.78

					9,551.00	120.22	5,880.60	74.02

	FIXED	2.70	1995	2025			4,279.64	53.87
	FIXED	2.30	1995	2025			1,600.97	20.15

					2,872.00	36.15	1,195.70	15.05

	FIXED	2.70	1995	2025			827.55	10.42
	FIXED	2.30	1995	2025			368.15	4.63

					6,911.00	86.99	4,719.51	59.40

	FIXED	2.50	1996	2026			4,067.50	51.20

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of June 30, 2012

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance As of June 30, 2012
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED	2.10	1996	2026			652.01	8.21
	FIXED	2.30	1996	2026	305.00	3.84	155.15	1.95

					5,746.00	72.32	3,020.88	38.02

	FIXED	2.70	1997	2027			2,479.23	31.21
	FIXED	2.30	1997	2027			541.65	6.82

					7,683.00	96.71	5,458.80	68.71

	FIXED	2.70	1997	2027			4,558.23	57.37
	FIXED	2.30	1997	2027			900.57	11.34

					6,593.00	82.99	4,638.87	58.39

	FIXED	2.70	1997	2027			4,220.25	53.12
	FIXED	2.30	1997	2027			418.62	5.27

					9,411.00	118.46	6,528.96	82.18

	FIXED	2.50	1997	2027			5,868.90	73.87
	FIXED	2.10	1997	2027			660.06	8.31

					7,979.00	100.43	5,341.95	67.24

	FIXED	2.50	1997	2027			4,548.06	57.25
	FIXED	2.10	1997	2027			793.89	9.99

					11,122.00	139.99	6,995.85	88.06

	FIXED	2.70	1997	2027			5,094.72	64.13
	FIXED	2.30	1997	2027			1,901.13	23.93

					5,849.00	73.62	4,158.26	52.34

	FIXED	2.20	1998	2028			3,390.29	42.67
	FIXED	0.75	1998	2038			767.97	9.67

					13,564.00	170.73	9,601.90	120.86

	FIXED	2.20	1998	2028			7,872.35	99.09
	FIXED	0.75	1998	2038			1,729.55	21.77

					5,728.00	72.10	1,909.53	24.04

	FIXED	2.20	1998	2028			1,494.80	18.82
	FIXED	0.75	1998	2038			414.73	5.22

					4,328.00	54.48	2,436.53	30.67

	FIXED	2.20	1998	2028			1,899.74	23.91
	FIXED	0.75	1998	2038			536.78	6.76

					458.00	5.76	292.55	3.68

	FIXED	1.70	1998	2028			21.09	0.27
	FIXED	0.75	1998	2038			271.47	0.00

					6,734.00	84.76	5,129.93	64.57

	FIXED	1.70	1998	2028			3,986.57	50.18
	FIXED	0.75	1998	2038			1,143.37	14.39

					3,201.00	40.29	1,934.68	24.35

	FIXED	1.70	1998	2028			29.17	0.37
	FIXED	0.75	1998	2038			1,905.51	23.98

					14,136.00	177.93	9,374.44	118.00

	FIXED	2.20	1998	2028			8,130.47	102.34
	FIXED	0.75	1998	2038			1,243.96	15.66

					2,428.00	30.56	1,227.96	15.46

	FIXED	1.70	1998	2028			897.24	11.29
	FIXED	0.75	1998	2038			330.72	4.16

					7,210.00	90.75	5,601.60	70.51

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of June 30, 2012

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance As of June 30, 2012
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED	1.80	1999	2029			4,216.98	53.08
	FIXED	0.75	1999	2039			1,384.63	17.43

					951.00	11.97	413.44	5.20

	FIXED	1.30	1999	2029			104.72	1.32
	FIXED	0.75	1999	2039			308.72	3.89

					6,078.00	76.50	5,161.54	64.97

	FIXED	1.80	1999	2029			4,637.12	58.37
	FIXED	0.75	1999	2039			524.43	6.60

					16,990.00	213.85	10,594.43	133.35

	FIXED	1.80	1999	2029			9,175.04	115.49
	FIXED	1.30	1999	2029			184.70	2.32
	FIXED	0.75	1999	2039			1,234.70	15.54

					15,384.00	193.64	13,119.95	165.14

	FIXED	1.80	1999	2029			11,224.54	141.28
	FIXED	0.75	1999	2039			1,895.41	23.86

					5,852.00	73.66	4,755.20	59.85

	FIXED	1.80	1999	2029			3,974.64	50.03
	FIXED	0.75	1999	2039			780.56	9.82

					7,434.00	93.57	6,385.80	80.38

	FIXED	1.80	1999	2029			5,623.94	70.79
	FIXED	0.75	1999	2039			761.86	9.59

					5,068.00	63.79	3,262.62	41.07

	FIXED	1.80	1999	2029			2,678.52	33.71
	FIXED	0.75	1999	2039			584.10	7.35
	FIXED	0.75	1999	2039	4,714.00	59.34	226.55	2.85

					9,013.00	113.45	6,558.90	82.56

	FIXED	1.30	1999	2029			5,749.91	72.37
	FIXED	0.75	1999	2039			809.00	10.18
	FIXED	0.75	1999	2039	1,167.00	14.69	870.27	10.95

					8,929.00	112.39	8,065.79	101.52

	FIXED	1.00	2000	2040			7,037.18	88.58
	FIXED	0.75	2000	2040			1,028.61	12.95

					14,724.00	185.33	13,382.92	168.45

	FIXED	0.95	2000	2040			12,034.75	151.48
	FIXED	0.75	2000	2040			1,348.16	16.97

					3,549.00	44.67	3,276.25	41.24

	FIXED	0.95	2000	2040			2,753.67	34.66
	FIXED	0.75	2000	2040			522.58	6.58

					8,294.00	104.40	7,240.23	91.13

	FIXED	2.20	2001	2031			5,803.40	73.05
	FIXED	0.75	2001	2041			1,436.83	18.09
	FIXED	0.75	2001	2041	5,543.00	69.77	273.06	3.44

					11,743.00	147.81	5,843.33	73.55

	FIXED	2.20	2001	2031			5,266.46	66.29
	FIXED	0.75	2001	2041			576.87	7.26

					6,205.00	78.10	4,154.05	52.29

	FIXED	2.20	2001	2031			3,168.63	39.88
	FIXED	0.75	2001	2041			985.42	12.40

					5,210.00	65.58	3,206.42	40.36

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of June 30, 2012

(In millions)

Currency	Interest Rate Basis	Interest Rate+ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance As of June 30, 2012
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED	2.20	2001	2031			2,361.60	29.73
	FIXED	0.75	2001	2041			844.82	10.63

					6,515.00	82.00	5,397.06	67.93

	FIXED	2.20	2001	2031			4,459.72	56.13
	FIXED	0.75	2001	2041			937.34	11.80

					2,789.00	35.11	2,576.79	32.43

	FIXED	1.70	2001	2031			2,436.37	30.67
	FIXED	0.75	2001	2041			140.42	1.77

					6,309.00	79.41	5,862.11	73.79

	FIXED	1.70	2001	2031			4,795.26	60.36
	FIXED	0.75	2001	2041			1,066.85	13.43
	FIXED	0.75	2001	2041	2,034.00	25.60	1,859.42	23.40

					6,723.00	84.62	6,468.82	81.42

	FIXED	2.20	2002	2032			5,683.60	71.54
	FIXED	0.75	2002	2042			785.22	9.88

					22,049.00	277.53	1,823.87	22.96

	FIXED	2.20	2002	2032			657.73	8.28
	FIXED	1.80	2002	2032			1,166.13	14.68

					3,224.00	40.58	2,922.30	36.78

	FIXED	2.20	2002	2032			2,246.28	28.27
	FIXED	0.75	2002	2042			676.02	8.51

					6,790.00	85.47	6,575.20	82.76

	FIXED	1.70	2002	2032			5,253.76	66.13
	FIXED	0.75	2002	2042			1,321.44	16.63

					18,488.00	232.71	18,031.62	226.96

	FIXED	0.95	2002	2042			16,037.10	201.86
	FIXED	0.75	2002	2042			1,994.52	25.11
	FIXED	2.20	2003	2033	2,470.00	31.09	2,237.55	28.16
	FIXED	2.20	2004	2034	6,223.00	78.33	3,444.58	43.36
	FIXED	2.20	2003	2033	3,717.00	46.79	3,165.75	39.85
	FIXED	0.75	2007	2047	8,529.00	107.35	7,111.35	89.51

					7,604.00	95.71	5,341.70	67.24

	FIXED	1.50	2007	2037			4,494.24	56.57
	FIXED	0.01	2007	2037			847.46	10.67

					11,802.00	148.55	4,885.60	61.50

	FIXED	1.50	2007	2037			4,009.02	50.46
	FIXED	0.75	2007	2047			99.04	1.25
	FIXED	0.01	2007	2037			777.54	9.79
	FIXED	0.01	2010	2050	9,912.00	124.76	6,522.79	82.10
	FIXED	1.40	2011	2036	40,847.00	514.14	993.59	12.51

					25,000.00	314.68	1,414.41	17.80

	FIXED	4.70	1993	2013			946.40	11.91
	FIXED	3.40	1993	2013			468.01	5.89

					20,800.00	261.81	7,748.20	97.53

	FIXED	2.00	1997	2021			805.56	10.14
	FIXED	2.00	1997	2021			415.42	5.23
	FIXED	1.35	1997	2021			728.35	9.17
	FIXED	1.50	1997	2021			272.00	3.42
	FIXED	1.90	1997	2021			430.92	5.42
	FIXED	1.75	1997	2021			354.87	4.47
	FIXED	1.45	1997	2021			487.21	6.13
	FIXED	1.30	1997	2021			507.71	6.39

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of June 30, 2012

(In millions)

Currency	Interest Rate Basis	Interest Rate+ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance As of June 30, 2012
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED	1.30	1997	2021			415.25	5.23
	FIXED	1.50	1997	2021			340.20	4.28
	FIXED	1.50	1997	2021			339.89	4.28
	FIXED	1.80	1997	2021			458.39	5.77
	FIXED	1.50	1997	2021			514.69	6.48
	FIXED	1.50	1997	2021			374.36	4.71
	FIXED	1.60	1997	2021			643.86	8.10
	FIXED	2.30	1997	2021			659.54	8.30
	FIXED	2.40	1999	2018	43,800.00	551.31	5,234.66	65.89

					43,800.00	551.31	4,848.21	61.02

	FIXED	2.40	1999	2013			1,509.99	19.01
	FIXED	1.80	1999	2013			1,649.37	20.76
	FIXED	1.40	1999	2013			1,688.86	21.26
	FIXED	2.16	2007	2021	39,000.00	490.89	27,550.00	346.77
	FIXED	1.95	2000	2013	16,660.00	209.70	2,499.00	31.45

					20,308.18	255.62	4,495.92	56.59

	FIXED	1.40	2001	2013			3,046.23	38.34
	FIXED	1.59	2001	2015			1,449.70	18.25
	FIXED	1.89	2005	2014	16,640.13	209.45	2,684.15	33.79
	FIXED	2.69	2006	2020	19,113.66	240.58	2,978.37	37.49
	JAPAN LIBOR	2.82	2008	2013	4,130.78	51.99	748.96	9.43
	FIXED	2.49	2008	2017	23,407.76	294.63	14,234.27	179.17
	FIXED	2.35	2008	2021	33,963.31	427.50	15,118.39	190.30
	JAPAN LIBOR	3.24	2008	2013	5,993.53	75.44	1,258.97	15.85
	JAPAN LIBOR	4.73	2009	2022	23,554.52	296.48	3,693.94	46.50
	JAPAN LIBOR	4.03	2009	2014	4,156.68	52.32	1,693.10	21.31

KOREAN WON					77,105.34	66.62	50,020.10	43.22

	FIXED	2.50	1998	2030	21,172.00	18.29	2,118.15	1.83
	FIXED	2.50	2007	2030	28,724.00	24.82	19,146.71	16.54
	FIXED	1.50	2005	2035	23,041.00	19.91	22,471.67	19.42
	FIXED	0.10	2009	2049	1,207.06	1.04	2,483.51	2.15
	FIXED	0.10	2009	2049	2,961.29	2.56	3,800.05	3.28

KUWAIT DINAR					6.15	21.29	2.36	8.18

	FIXED	4.00	1998	2018	6.15	21.29	2.36	8.18

SAUDI RIAL					75.00	20.00	8.41	2.24

	FIXED	2.00	2005	2030	75.00	20.00	8.41	2.24

SPECIAL DRAWING RIGHT					780.02	1,178.29	590.93	892.65

	FIXED	1.00	1978	2018	5.92	8.95	3.85	5.82
	FIXED	1.00	1980	2020	5.33	8.04	3.94	5.95
	FIXED	1.00	1981	2021	5.84	8.82	4.44	6.70
	FIXED	1.00	1986	2026	39.81	60.13	31.85	48.11
	FIXED	1.00	1988	2023	8.25	12.46	6.48	9.79
	FIXED	1.00	1988	2023	34.24	51.73	25.98	39.24
	FIXED	1.00	1988	2023	36.13	54.58	27.41	41.41
	FIXED	1.00	1988	2023	12.21	18.44	9.36	14.14
	FIXED	1.00	1988	2023	3.95	5.97	3.03	4.58
	FIXED	1.00	1989	2023	18.69	28.23	14.33	21.64
	FIXED	1.00	1989	2023	11.42	17.26	8.76	13.23
	FIXED	1.00	1990	2025	14.63	22.10	12.54	18.95
	FIXED	1.00	1989	2024	12.44	18.78	10.03	15.15
	FIXED	1.00	1990	2025	62.73	94.76	53.77	81.22
	FIXED	1.00	1991	2025	22.50	33.99	19.29	29.13
	FIXED	1.00	1989	2024	38.17	57.66	31.29	47.26
	FIXED	1.00	1990	2025	36.70	55.43	30.96	46.77
	FIXED	1.00	1990	2025	10.91	16.49	9.21	13.91
	FIXED	1.00	1990	2025	10.46	15.81	8.97	13.55
	FIXED	1.00	1991	2026	25.89	39.11	22.75	34.37
	FIXED	1.00	1991	2026	19.45	29.38	17.09	25.82
	FIXED	1.00	1992	2026	20.25	30.59	17.80	26.88
	FIXED	1.00	1992	2027	11.09	16.76	9.95	15.03

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of June 30, 2012

(In millions)

Currency	Interest Rate Basis	Interest Rate+ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance As of June 30, 2012
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED	1.00	1993	2028	13.48	20.36	12.11	18.29
	FIXED	1.00	1995	2029	20.38	30.79	18.40	27.79
	FIXED	1.00	1995	2029	6.49	9.80	5.86	8.85
	FIXED	1.00	1996	2030	4.76	7.19	4.37	6.60
	FIXED	1.00	1995	2030	8.51	12.86	7.70	11.63
	FIXED	1.00	1995	2030	12.12	18.31	10.96	16.56
	FIXED	1.00	1997	2031	6.77	10.22	6.22	9.39
	FIXED	1.00	1997	2031	1.97	2.97	1.78	2.69
	FIXED	1.00	1998	2032	9.27	14.00	8.55	12.91
	FIXED	1.00	1998	2032	5.62	8.49	5.11	7.73
	FIXED	0.75	1991	2026	50.00	75.53	35.00	52.87
	FIXED	0.75	1992	2027	26.40	39.88	18.30	27.64
	FIXED	0.75	1993	2028	50.50	76.29	19.59	29.59
	FIXED	4.00	1992	2012	11.00	16.62	0.00	0.00
	FIXED	0.75	1996	2035	6.15	9.29	3.08	4.66
	FIXED	0.75	1998	2038	11.00	16.62	8.52	12.87
	FIXED	0.75	2002	2041	11.60	17.52	9.12	13.78
	FIXED	0.75	2005	2045	12.35	18.66	8.03	12.13
	FIXED	0.75	2008	2048	16.15	24.40	2.12	3.20
	LIBOR BASE	0.65	2009	2028	10.69	16.14	9.59	14.49
	FIXED	0.75	2000	2040	6.00	9.06	4.83	7.29
	FIXED	0.75	2000	2040	4.50	6.80	4.14	6.25
	FIXED	1.00	1974	2014	2.15	3.25	0.90	1.36
	FIXED	1.00	1979	2019	5.15	7.78	3.60	5.44

UNITED STATES DOLLAR					12,159.31	12,159.31	7,414.44	7,414.44

	ADB FLOATING RATE	4.19	1992	2017	50.00	50.00	8.89	8.89
	ADB FLOATING RATE	4.19	1995	2016	23.50	23.50	9.16	9.16
	ADB FLOATING RATE	4.19	1994	2019	41.00	41.00	23.97	23.97

					30.00	30.00	7.42	7.42

	ADB FLOATING RATE	4.19	1995	2020			5.54	5.54
	LIBOR BASE	0.61	1995	2020			1.88	1.88

					9.50	9.50	6.24	6.24

	ADB FLOATING RATE	4.19	1996	2022	0.00	0.00	4.14	4.14
	LIBOR BASE	0.63	1996	2022	0.00	0.00	2.10	2.10

					15.00	15.00	9.72	9.72

	ADB FLOATING RATE	4.19	1995	2022			5.80	5.80
	LIBOR BASE	0.59	1995	2022			3.92	3.92

					18.50	18.50	6.37	6.37

	ADB FLOATING RATE	4.19	1997	2021			5.41	5.41
	LIBOR BASE	0.63	1997	2021			0.97	0.97

					167.00	167.00	103.35	103.35

	ADB FLOATING RATE	4.19	1997	2021			45.83	45.83
	LIBOR BASE	0.59	1997	2021			57.52	57.52

					93.00	93.00	9.11	9.11

	ADB FLOATING RATE	4.19	1998	2022			7.59	7.59
	LIBOR BASE	0.67	1998	2022			1.52	1.52

					20.22	20.22	6.20	6.20

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of June 30, 2012

(In millions)

Currency	Interest Rate Basis	Interest Rate+ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance As of June 30, 2012
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	ADB FLOATING RATE	4.19	1998	2022			3.79	3.79
	LIBOR BASE	0.67	1998	2022			2.40	2.40
	ADB FLOATING RATE	4.19	1998	2022	22.00	22.00	0.85	0.85

					15.70	15.70	10.24	10.24

	ADB FLOATING RATE	4.19	1998	2022			3.19	3.19
	LIBOR BASE	0.59	1998	2022			7.05	7.05

					300.00	300.00	59.19	59.19

	ADB FLOATING RATE	4.19	1998	2013			38.52	38.52
	LIBOR BASE	0.64	1998	2013			20.67	20.67

					200.00	200.00	40.75	40.75

	ADB FLOATING RATE	4.19	1998	2013			18.23	18.23
	LIBOR BASE	0.62	1998	2013			22.52	22.52

					71.00	71.00	21.39	21.39

	ADB FLOATING RATE	4.19	1998	2022			4.42	4.42
	LIBOR BASE	0.62	1998	2022			16.97	16.97

					53.00	53.00	27.90	27.90

	ADB FLOATING RATE	4.19	1999	2025			2.78	2.78
	LIBOR BASE	0.63	1999	2025			25.12	25.12

					24.30	24.30	2.63	2.63

	ADB FLOATING RATE	4.19	1999	2023			1.63	1.63
	LIBOR BASE	0.57	1999	2023			1.00	1.00

					93.16	93.16	58.96	58.96

	ADB FLOATING RATE	4.19	1999	2023			14.21	14.21
	LIBOR BASE	0.57	1999	2023			44.75	44.75

					60.00	60.00	42.40	42.40

	ADB FLOATING RATE	4.19	1999	2023			7.18	7.18
	LIBOR BASE	0.64	1999	2023			35.22	35.22
	ADB FLOATING RATE	4.19	2000	2014	100.00	100.00	8.91	8.91

					75.00	75.00	4.52	4.52

	ADB FLOATING RATE	4.19	2000	2024			3.07	3.07
	LIBOR BASE	0.64	2000	2024			1.45	1.45

					100.00	100.00	37.28	37.28

	ADB FLOATING RATE	4.19	2000	2015			14.71	14.71
	LIBOR BASE	0.64	2000	2015			22.57	22.57

					75.00	75.00	54.74	54.74

	ADB FLOATING RATE	4.19	2000	2025			1.26	1.26
	LIBOR BASE	0.64	2000	2025			53.47	53.47

					25.00	25.00	16.62	16.62

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of June 30, 2012

(In millions)

Currency	Interest Rate Basis	Interest Rate+ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance As of June 30, 2012
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	ADB FLOATING RATE	4.19	2000	2025			1.61	1.61
	LIBOR BASE	0.64	2000	2025			15.02	15.02

					75.00	75.00	52.46	52.46

	ADB FLOATING RATE	4.19	2001	2025			1.60	1.60
	LIBOR BASE	0.63	2001	2025			50.86	50.86
	LIBOR BASE	0.64	2001	2016	75.00	75.00	38.63	38.63
	LIBOR BASE	0.64	2003	2018	150.00	150.00	102.11	102.11
	LIBOR BASE	0.85	2005	1519	200.00	200.00	150.44	150.44
	LIBOR BASE	0.59	2005	2030	13.00	13.00	10.65	10.65
	LIBOR BASE	0.61	2005	2020	150.00	150.00	135.71	135.71
	LIBOR BASE	0.85	2006	2021	200.00	200.00	175.16	175.16
	LIBOR BASE	0.85	2006	2021	450.00	450.00	394.11	394.11
	LIBOR BASE	4.50	2007	2022	250.00	250.00	225.78	225.78
	LIBOR BASE	0.58	2007	2025	33.80	33.80	9.14	9.14
	LIBOR BASE	0.51	2008	2023	250.00	250.00	247.18	247.18
	LIBOR BASE	0.38	2008	1027	70.00	70.00	5.70	5.70
	LIBOR BASE	0.37	2008	2023	300.00	300.00	293.26	293.26
	LIBOR BASE	0.43	2009	2033	31.10	31.10	6.57	6.57
	LIBOR BASE	2.63	2009	2014	500.00	500.00	500.00	500.00
	LIBOR BASE	0.47	2009	2024	250.00	250.00	250.00	250.00
	LIBOR BASE	0.39	2009	2024	225.00	225.00	225.00	225.00
	LIBOR BASE	0.57	2010	2035	400.00	400.00	76.34	76.34
	LIBOR BASE	0.47	2011	2025	200.00	200.00	200.00	200.00
	LIBOR BASE	1.00	2012	2026	300.00	300.00	300.00	300.00
	COST QUA. BOR. IBRD 6M	4.99	1992	2012	90.79	90.79	0.00	0.00
	LIBOR BASE	0.73	1992	2012	59.21	59.21	0.00	0.00
	COST QUA. BOR. IBRD 3M	4.99	1992	2012	85.00	85.00	0.00	0.00
	COST QUA. BOR. IBRD 6M	4.99	1992	2012	34.75	34.75	0.00	0.00
	LIBOR BASE	0.66	1992	2012	33.25	33.25	0.00	0.00
	COST QUA. BOR. IBRD 6M	4.99	1992	2012	200.00	200.00	21.35	21.35
	COST QUA. BOR. IBRD 6M	4.99	1993	2013	37.54	37.54	3.96	3.96
	LIBOR BASE	0.73	1993	2013	25.46	25.46	2.16	2.16
	COST QUA. BOR. IBRD 6M	4.99	1993	2013	51.30	51.30	4.42	4.42
	LIBOR BASE	0.73	1993	2013	22.94	22.94	2.87	2.87
	COST QUA. BOR. IBRD 6M	5.06	1995	2015	18.00	18.00	0.38	0.38
	LIBOR BASE	0.71	1995	2015	16.70	16.70	2.92	2.92
	LIBOR BASE	0.69	1996	2017	113.40	113.40	34.18	34.18
	LIBOR BASE	0.69	1996	2017	50.00	50.00	21.60	21.60
	LIBOR BASE	0.69	1996	2017	58.00	58.00	16.59	16.59
	LIBOR BASE	0.66	1998	2018	50.00	50.00	17.69	17.69
	LIBOR BASE	0.66	1998	2018	10.00	10.00	5.03	5.03
	LIBOR BASE	0.66	1998	2018	19.00	19.00	8.67	8.67
	LIBOR BASE	0.98	1998	2018	300.00	300.00	54.24	54.24
	LIBOR BASE	0.91	1999	1019	27.50	27.50	12.03	12.03
	LIBOR BASE	0.94	1999	2019	100.00	100.00	33.14	33.14
	LIBOR BASE	5.00	2000	2020	100.00	100.00	64.61	64.61
	LIBOR BASE	1.00	2000	2020	150.00	150.00	88.46	88.46
	LIBOR BASE	1.03	2000	2020	4.79	4.79	2.48	2.48
	LIBOR BASE	1.00	2001	2021	60.00	60.00	37.09	37.09
	FIXED	0.74	2010	2034	405.00	405.00	189.81	189.81
	FIXED	5.54	2007	2026	250.00	250.00	250.00	250.00

					50.00	50.00	25.81	25.81

	FIXED	5.16	2007	2027			2.50	2.50
	FIXED	4.69	2007	2027			1.50	1.50
	FIXED	3.98	2007	2027			1.00	1.00
	FIXED	4.41	2007	2027			5.35	5.35
	FIXED	4.35	2007	2027			2.51	2.51
	FIXED	3.60	2007	2027			2.41	2.41

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of June 30, 2012

(In millions)

Currency	Interest Rate Basis	Interest Rate+ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance As of June 30, 2012
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED	3.85	2007	2027			5.00	5.00
	FIXED	2.83	2007	2027			0.74	0.74
	FIXED	3.00	2007	2027			4.80	4.80
	LIBOR BASE	0.72	2008	2033	200.00	200.00	200.00	200.00

	LIBOR BASE				232.00	232.00	29.48	29.48

	FIXED	3.67	2008	2032			0.58	0.58
	FIXED	4.17	2008	2032			3.00	3.00
	FIXED	4.14	2008	2032			0.04	0.04
	FIXED	3.51	2008	2032			1.98	1.98
	FIXED	3.73	2008	2032			6.84	6.84
	FIXED	2.66	2008	2032			6.06	6.06
	FIXED	0.71	2008	2032			10.98	10.98
	FIXED	1.91	2009	2033	10.00	10.00	8.97	8.97

	LIBOR BASE				16.00	16.00	7.56	7.56

	FIXED	6.41	2005	2025			0.38	0.38
	FIXED	6.24	2005	2025			0.04	0.04
	FIXED	6.20	2005	2025			0.01	0.01
	FIXED	6.23	2005	2025			0.09	0.09
	FIXED	5.08	2005	2025			0.21	0.21
	FIXED	5.37	2005	2025			0.14	0.14
	FIXED	4.19	2005	2025			0.40	0.40
	FIXED	4.42	2005	2025			0.67	0.67
	FIXED	4.73	2005	2025			0.37	0.37
	FIXED	3.37	2005	2025			0.52	0.52
	FIXED	4.28	2005	2025			1.48	1.48
	FIXED	3.37	2005	2025			0.89	0.89
	FIXED	3.37	2005	2025			2.35	2.35

	LIBOR BASE				5.00	5.00	4.15	4.15

	FIXED	5.87	2004	2023			0.05	0.05
	FIXED	5.83	2004	2023			0.27	0.27
	FIXED	5.84	2004	2023			0.21	0.21
	FIXED	4.62	2004	2023			0.04	0.04
	FIXED	4.98	2004	2023			0.48	0.48
	FIXED	3.74	2004	2023			0.69	0.69
	FIXED	3.92	2004	2023			0.44	0.44
	FIXED	4.17	2004	2023			0.35	0.35
	FIXED	2.82	2004	2023			0.43	0.43
	FIXED	3.71	2004	2023			0.50	0.50
	FIXED	2.82	2004	2023			0.50	0.50
	FIXED	5.56	2004	2023			0.19	0.19

					100.00	100.00	91.79	91.79

	FIXED	5.68	2002	2019			9.23	9.23
	FIXED	5.52	2002	2019			13.33	13.33
	FIXED	5.51	2002	2019			11.30	11.30
	FIXED	5.29	2002	2019			10.81	10.81
	FIXED	5.45	2002	2019			8.88	8.88
	FIXED	5.57	2002	2019			12.09	12.09
	FIXED	6.07	2002	2019			5.35	5.35
	FIXED	5.90	2002	2019			14.37	14.37
	FIXED	5.83	2002	2019			1.91	1.91
	FIXED	5.84	2002	2019			4.50	4.50

	LIBOR BASE				11.00	11.00	3.73	3.73

	FIXED	6.38	2007	2026			0.10	0.10
	FIXED	5.89	2007	2026			0.25	0.25
	FIXED	5.43	2007	2026			0.05	0.05
	FIXED	4.71	2007	2026			0.04	0.04
	FIXED	5.12	2007	2026			0.12	0.12
	FIXED	5.06	2007	2026			0.50	0.50

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of June 30, 2012

(In millions)

Currency	Interest Rate Basis	Interest Rate+ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance As of June 30, 2012
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED	4.29	2007	2026			0.63	0.63
	FIXED	4.54	2007	2026			0.31	0.31
	FIXED	3.53	2007	2026			1.14	1.14
	FIXED	1.91	2007	2026			0.59	0.59

	LIBOR BASE				83.75	83.75	33.69	33.69

	FIXED	6.38	2007	2026			0.50	0.50
	FIXED	5.89	2007	2026			2.00	2.00
	FIXED	5.43	2007	2026			0.35	0.35
	FIXED	4.71	2007	2026			1.69	1.69
	FIXED	5.12	2007	2026			2.87	2.87
	FIXED	5.06	2007	2026			2.44	2.44
	FIXED	4.29	2007	2026			2.09	2.09
	FIXED	4.54	2007	2026			4.56	4.56
	FIXED	3.53	2007	2026			4.61	4.61
	FIXED	1.91	2007	2026			8.65	8.65
	FIXED	2.75					3.93	3.93

	LIBOR BASE				100.00	100.00	81.60	81.60

	FIXED	5.65	2002	2022			2.50	2.50
	FIXED	5.85	2002	2022			1.24	1.24
	FIXED	5.85	2002	2022			2.53	2.53
	FIXED	5.62	2002	2022			3.98	3.98
	FIXED	5.80	2002	2022			1.81	1.81
	FIXED	5.92	2002	2022			5.11	5.11
	FIXED	6.42	2002	2022			7.21	7.21
	FIXED	6.25	2002	2022			4.18	4.18
	FIXED	6.20	2002	2022			11.06	11.06
	FIXED	6.20	2002	2022			5.12	5.12
	FIXED	4.89	2002	2022			6.58	6.58
	FIXED	5.32	2002	2022			6.59	6.59
	FIXED	4.02	2002	2022			11.36	11.36
	FIXED	4.16	2002	2022			6.03	6.03
	FIXED	3.04	2002	2022			0.29	0.29
	FIXED	3.92	2002	2022			3.58	3.58
	FIXED	2.81	2002	2022			2.45	2.45

	LIBOR BASE				50.00	50.00	43.55	43.55

	FIXED	5.84	2003	2022			1.31	1.31
	FIXED	5.84	2003	2022			0.23	0.23
	FIXED	5.60	2003	2022			0.49	0.49
	FIXED	5.77	2003	2022			2.24	2.24
	FIXED	5.88	2003	2022			2.20	2.20
	FIXED	6.38	2003	2022			2.87	2.87
	FIXED	6.21	2003	2022			4.41	4.41
	FIXED	6.16	2003	2022			7.30	7.30
	FIXED	6.16	2003	2022			5.96	5.96
	FIXED	4.88	2003	2022			5.57	5.57
	FIXED	5.29	2003	2022			3.59	3.59
	FIXED	4.01	2003	2022			3.86	3.86
	FIXED	4.16	2003	2022			3.03	3.03
	FIXED	4.39	2003	2022			0.35	0.35
	FIXED	3.93	2003	2022			0.14	0.14

	LIBOR BASE				33.60	33.60	27.69	27.69

	FIXED	6.24	2003	2022			1.17	1.17
	FIXED	6.24	2003	2022			0.66	0.66
	FIXED	6.00	2003	2022			0.76	0.76
	FIXED	6.17	2003	2022			0.79	0.79
	FIXED	6.28	2003	2022			3.10	3.10
	FIXED	6.78	2003	2022			3.31	3.31
	FIXED	6.61	2003	2022			2.48	2.48
	FIXED	6.56	2003	2022			6.13	6.13
	FIXED	6.56	2003	2022			2.13	2.13
	FIXED	5.28	2003	2022			3.01	3.01

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of June 30, 2012

(In millions)

Currency	Interest Rate Basis	Interest Rate+ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance As of June 30, 2012
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED	5.69	2003	2022			2.23	2.23
	FIXED	4.41	2003	2022			1.44	1.44
	FIXED	4.56	2003	2022			0.50	0.50

	LIBOR BASE				21.90	21.90	18.03	18.03

	FIXED	5.77	2003	2023			0.25	0.25
	FIXED	5.53	2003	2023			0.39	0.39
	FIXED	5.69	2003	2023			0.47	0.47
	FIXED	5.79	2003	2023			0.15	0.15
	FIXED	6.29	2003	2023			0.89	0.89
	FIXED	6.12	2003	2023			1.25	1.25
	FIXED	6.07	2003	2023			2.41	2.41
	FIXED	6.08	2003	2023			1.77	1.77
	FIXED	4.82	2003	2023			0.97	0.97
	FIXED	5.21	2003	2023			0.27	0.27
	FIXED	3.95	2003	2023			1.08	1.08
	FIXED	4.11	2003	2023			0.66	0.66
	FIXED	4.36	2003	2023			0.65	0.65
	FIXED	3.01	2003	2023			0.12	0.12
	FIXED	3.90	2003	2023			0.73	0.73
	FIXED	2.76	2003	2023			2.06	2.06
	FIXED	2.76	2003	2023			2.11	2.11
	FIXED	2.25	2003	2023			1.82	1.82

	LIBOR BASE				60.00	60.00	24.92	24.92

	FIXED	5.82	2004	2024			0.75	0.75
	FIXED	5.91	2004	2024			0.50	0.50
	FIXED	6.40	2004	2024			0.78	0.78
	FIXED	6.23	2004	2024			2.21	2.21
	FIXED	6.19	2004	2024			0.89	0.89
	FIXED	6.21	2004	2024			0.11	0.11
	FIXED	5.01	2004	2024			10.38	10.38
	FIXED	5.34	2004	2024			9.30	9.30

	LIBOR BASE				19.00	19.00	15.36	15.36

	FIXED	5.68	2005	2024			0.09	0.09
	FIXED	6.09	2005	2024			0.75	0.75
	FIXED	5.60	2005	2024			0.37	0.37
	FIXED	6.41	2005	2024			0.47	0.47
	FIXED	5.39	2005	2024			0.96	0.96
	FIXED	5.43	2005	2024			1.11	1.11
	FIXED	3.47	2005	2024			0.95	0.95
	FIXED	4.89	2005	2024			1.38	1.38
	FIXED	4.25	2005	2024			2.00	2.00
	FIXED	3.89	2005	2024			1.62	1.62
	FIXED	3.77	2005	2024			3.00	3.00
	FIXED	3.34	2005	2024			1.68	1.68
	FIXED	2.57	2005	2024			0.79	0.79
	FIXED	1.27	2005	2024			0.20	0.20

	LIBOR BASE				200.00	200.00	191.47	191.47

	FIXED	7.18	2006	2026			2.53	2.53
	FIXED	6.20	2006	2026			9.08	9.08
	FIXED	6.24	2006	2026			36.12	36.12
	FIXED	4.24	2006	2026			24.33	24.33
	FIXED	5.75	2006	2026			8.81	8.81
	FIXED	5.17	2006	2026			28.51	28.51
	FIXED	4.80	2006	2026			26.64	26.64
	FIXED	4.73	2006	2026			18.46	18.46
	FIXED	4.31	2006	2026			3.02	3.02
	FIXED	3.46	2006	2026			28.93	28.93
	FIXED	2.02	2006	2026			0.79	0.79
	FIXED	2.75	2006	2026			4.26	4.26

	LIBOR BASE				110.00	110.00	102.07	102.07

	FIXED	6.43	2006	2026			0.28	0.28
	FIXED	5.45	2006	2026			6.41	6.41

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of June 30, 2012

(In millions)

Currency	Interest Rate Basis	Interest Rate+ Spread/ Service Charge (Per Annum)	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance As of June 30, 2012
					(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED	3.49	2006	2026			11.64	11.64
	FIXED	4.42	2006	2026			19.65	19.65

	FIXED	3.98	2006	2026			0.39	0.39
	FIXED	3.56	2006	2026			63.71	63.71

	LIBOR BASE	0.70	2010	2035	250.00	250.00	250.00	250.00
	FIXED	0.70	2010	2035	30.00	30.00	11.95	11.95
	FIXED	1.63	2009	2034	70.36	70.36	14.83	14.83
	LIBOR BASE	0.91	2010	2035	59.12	59.12	30.19	30.19
	LIBOR BASE	0.89	2011	2036	10.00	10.00	1.03	1.03
	LIBOR BASE	5.00	2011	2036	250.00	250.00	250.00	250.00
	LIBOR BASE	5.00	2011	2037	500.00	500.00	500.00	500.00
	FIXED	3.00	1980	2021	5.70	5.70	2.01	2.01
	FIXED	3.00	1982	2023	9.90	9.90	2.57	2.57
	FIXED	3.00	1984	2021	3.20	3.20	0.02	0.02
	FIXED	3.00	1975	2017	15.00	15.00	3.48	3.48
	FIXED	3.00	1975	2017	5.00	5.00	1.23	1.23
	FIXED	3.00	1974	2016	2.00	2.00	0.29	0.29
	FIXED	3.00	1976	2017	10.00	10.00	2.06	2.06
	FIXED	3.00	1977	2018	3.00	3.00	0.80	0.80
	FIXED	3.00	1978	2019	5.00	5.00	1.45	1.45
	FIXED	3.00	1978	2018	2.25	2.25	0.43	0.43
	FIXED	3.00	1978	2018	0.75	0.75	0.21	0.21
	FIXED	3.00	1979	2020	10.62	10.62	3.77	3.77
	FIXED	3.00	1980	2021	6.38	6.38	2.51	2.51
	FIXED	3.00	1979	2021	4.40	4.40	1.63	1.63
	FIXED	3.00	1979	2020	5.00	5.00	1.36	1.36
	FIXED	3.00	1981	2021	10.12	10.12	3.98	3.98
	FIXED	3.00	1981	2022	1.00	1.00	0.41	0.41
	FIXED	3.00	1980	2021	2.30	2.30	0.82	0.82
	FIXED	3.00	1980	2021	2.70	2.70	0.93	0.93
	FIXED	3.00	1981	2022	1.60	1.60	0.37	0.37
	FIXED	3.00	1982	2023	4.50	4.50	0.38	0.38
	FIXED	3.00	1982	2023	8.30	8.30	0.10	0.10
	FIXED	3.00	1984	2023	7.00	7.00	0.02	0.02
	FIXED	3.00	1983	2024	13.50	13.50	0.09	0.09
	FIXED	3.00	1979	2021	2.50	2.50	0.41	0.41
	FIXED	3.00	1980	2023	7.50	7.50	1.82	1.82
	FIXED	3.00	1980	2023	9.20	9.20	0.25	0.25
	FIXED	3.00	1982	2023	2.90	2.90	0.15	0.15
	FIXED	3.00	1983	2025	7.80	7.80	0.53	0.53
	FIXED	3.00	1983	2024	1.00	1.00	0.03	0.03
	FIXED	3.00	1984	2024	2.30	2.30	0.18	0.18
	FIXED	3.00	1979	2022	1.60	1.60	0.33	0.33
	FIXED	3.00	1980	2023	3.30	3.30	1.08	1.08
	FIXED	3.00	2002	2016	41.25	41.25	9.23	9.23
	FIXED	3.00	1975	2017	3.50	3.50	0.80	0.80
	FIXED	3.00	1978	2021	5.00	5.00	1.57	1.57
	FIXED	3.00	1979	2022	2.62	2.62	0.36	0.36
	FIXED	3.00	1978	2024	0.88	0.88	0.22	0.22
	FIXED	3.00	1980	2021	1.50	1.50	0.16	0.16
	FIXED	3.00	1981	2022	7.10	7.10	1.31	1.31
	FIXED	3.00	1985	2015	40.00	40.00	6.15	6.15
	FIXED	3.00	1986	2016	40.00	40.00	6.15	6.15
	FIXED	3.00	1988	2018	30.00	30.00	8.07	8.07
	FIXED	3.00	1990	2020	21.00	21.00	7.27	7.27
	FIXED	4.00	1991	2021	15.00	15.00	6.25	6.25
	FIXED	4.00	1992	2022	20.00	20.00	8.33	8.33
	FIXED	3.00	1993	2023	20.00	20.00	10.00	10.00
	FIXED	3.00	1994	2019	15.00	15.00	5.70	5.70
	FIXED	4.00	1998	2018	10.00	10.00	4.37	4.37
	FIXED	2.00	1999	2019	30.00	30.00	15.00	15.00
	FIXED	2.00	2000	2020	40.00	40.00	22.50	22.50
	FIXED	1.00	2001	2031	40.00	40.00	30.56	30.56

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of June 30, 2012

(In millions)

Currency	Interest Rate Basis	Interest Rate+ Spread Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance As of June 30, 2012
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED	1.00	2002	2032	20.00	20.00	16.14	16.14
	FIXED	1.00	2003	2033	40.00	40.00	33.85	33.85
	FIXED	1.00	2004	2034	20.00	20.00	17.69	17.69
	FIXED	1.00	2005	2036	20.00	20.00	17.93	17.93
	FIXED	1.00	2006	2037	20.00	20.00	19.90	19.90
	FIXED	0.75	1973	2022	12.70	12.70	4.00	4.00
	FIXED	0.75	1978	2027	28.00	28.00	10.01	10.01
	FIXED	0.75	1979	2029	40.00	40.00	16.43	16.43
	FIXED	4.25	1997	2014	10.00	10.00	0.19	0.19
	FIXED	2.75	2000	2016	10.00	10.00	2.70	2.70
	FIXED	3.00	2001	2021	7.00	7.00	3.44	3.44
	FIXED	0.75	2008	2028	30.00	30.00	0.00	0.00
	FIXED	4.00	2008	2028	10.00	10.00	1.42	1.42
	LIBOR 6 MONTHS	0.69	1992	2022	20.00	20.00	10.00	10.00
	LIBOR 6 MONTHS	0.40	1994	2024	15.00	15.00	9.00	9.00
	FIXED	1.50	1996	2027	25.75	25.75	18.84	18.84
	FIXED	2.50	1996	2013	9.48	9.48	1.67	1.67
	FIXED	3.40	1996	2012	22.95	22.95	1.15	1.15
	FIXED	3.40	1997	2014	28.02	28.02	5.56	5.56
	FIXED	1.95	1998	2014	38.51	38.51	7.70	7.70

					26.50	26.50	7.31	7.31

	FIXED	7.33	1995	2015			0.68	0.68
	FIXED	5.98	1995	2015			0.70	0.70
	FIXED	5.96	1995	2015			1.07	1.07
	FIXED	5.96	1995	2015			1.02	1.02
	FIXED	5.94	1995	2015			1.11	1.11
	FIXED	3.46	1995	2015			1.17	1.17
	FIXED	6.97	1995	2015			1.56	1.56

	LIBOR BASE	3.39	2007	2022	62.75	62.75	48.72	48.72

	FIXED	5.20	1999	2012	99.45	99.45	5.07	5.07
	FIXED	1.00	2000	2031	7.01	7.01	6.50	6.50
	FIXED	0.30	2002	2032	4.40	4.40	4.40	4.40
	FIXED	0.30	2002	2032	6.78	6.78	6.78	6.78
	FIXED	0.30	2002	2032	18.56	18.56	18.56	18.56
	FIXED	5.30	2002	2012	18.56	18.56	0.29	0.29
	FIXED	0.30	2002	2033	12.94	12.94	12.94	12.94
	FIXED	3.00	2001	2013	34.98	34.98	6.80	6.80
	FIXED	3.00	2003	2015	24.99	24.99	9.37	9.37
	FIXED	0.20	2006	2042	13.50	13.50	13.50	13.50
	FIXED	4.98	2006	2015	13.50	13.50	5.78	5.78
	FIXED	3.00	2009	2029	89.15	89.15	63.94	63.94
	FIXED	10.50	1983	2013	67.40	67.40	5.72	5.72
	FIXED	1.00	1974	2024	9.50	9.50	3.42	3.42
	FIXED	2.00	1988	2016	10.00	10.00	0.91	0.91
	FIXED	2.00	1989	2017	2.63	2.63	0.58	0.58

B. RELENT TO GOCCs						2,675.03		1,415.60

EURO					85.61	106.55	32.70	40.70

	INTEREST FREE		1982	2012	1.86	2.31	0.09	0.12
	INTEREST FREE		1983	2013	1.86	2.31	0.19	0.23
	INTEREST FREE		1992	2022	3.72	4.63	2.05	2.55
	INTEREST FREE		1996	2025	3.26	4.06	2.29	2.85
	INTEREST FREE		2004	2038	6.31	7.86	6.13	7.63
	FIXED	2.00	1981	2015	8.18	10.18	0.05	0.07
	FIXED	2.00	1982	2012	5.11	6.36	0.00	0.00
	FIXED	2.00	1989	2019	32.11	39.96	12.17	15.15
	FIXED	2.00	1989	2019	9.20	11.45	3.37	4.19
	FIXED	2.00	1989	2019	7.36	9.16	2.70	3.36

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of June 30, 2012

(In millions)

Currency	Interest Rate Basis	Interest Rate+ Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance As of June 30, 2012
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED	5.02	2004	2017	6.63	8.25	3.67	4.56

JAPANESE YEN					160,991.55	2,026.40	89,589.17	1,127.66

	FIXED	3.00	1982	2012	670.00	8.43	0.00	0.00
	FIXED	3.00	1982	2012	490.00	6.17	0.00	0.00
	FIXED	3.00	1983	2013	4,500.00	56.64	329.00	4.14
	FIXED	3.00	1983	2013	240.00	3.02	12.42	0.16
	FIXED	3.50	1984	2014	2,905.00	36.57	282.97	3.56
	FIXED	3.50	1986	2016	175.00	2.20	27.86	0.35
	FIXED	3.00	1988	2018	1,272.00	16.01	276.66	3.48
	FIXED	3.00	1988	2018	6,015.00	75.71	1,736.96	21.86
	FIXED	3.00	1988	2018	2,478.00	31.19	17.96	0.23
	FIXED	3.00	1988	2018	192.00	2.42	49.49	0.62
	FIXED	2.70	1989	2019	5,054.00	63.61	1,719.83	21.65
	FIXED	2.70	1991	2021	2,005.00	25.24	814.23	10.25
	FIXED	2.70	1991	2021	5,788.00	72.85	2,413.31	30.38
	FIXED	3.00	1993	2023	18,120.00	228.08	10,105.49	127.20
	FIXED	3.00	1993	2023	1,259.00	15.85	670.82	8.44
	FIXED	2.70	1992	2022	1,094.00	13.77	384.68	4.84
	FIXED	3.00	1994	2024	11,433.00	143.91	5,938.88	74.75
	FIXED	3.00	1994	2024	9,795.00	123.29	5,685.95	71.57
	FIXED	3.00	1994	2024	6,212.00	78.19	1,419.23	17.86

					26,344.00	331.59	19,102.77	240.45

	FIXED	2.70	1997	2027			18,812.13	236.79
	FIXED	2.30	1997	2027			290.64	3.66

	FIXED	0.75	1998	2038	23,668.00	297.91	11,708.87	147.38

					22,262.00	280.21	18,856.60	237.35

	FIXED	1.00	2000	2040			17,174.47	216.18
	FIXED	0.75	2000	2040			1,682.13	21.17

					8,266.00	104.04	7,587.44	95.50

	FIXED	1.00	2000	2040			6,825.34	85.91
	FIXED	0.75	2000	2040			762.10	9.59

	FIXED	3.00	1995	2025	545.40	6.86	378.95	4.77
	ADB FLOATING RATE	1.53	1991	2014	209.15	2.63	68.82	0.87

SPECIAL DRAWING RIGHT					31.62	47.76	27.07	40.90

	FIXED	0.75	1996	2036	10.15	15.33	7.88	11.90
	FIXED	1.00	1991	2025	8.59	12.97	7.36	11.12
	FIXED	1.00	1996	2031	12.88	19.45	11.83	17.88

UNITED STATES DOLLAR					494.32	494.32	206.34	206.34

	FIXED	3.00	2004	2024	400.00	400.00	180.79	180.79
	LIBOR BASE	0.73	1999	2017	2.30	2.30	0.92	0.92
	FIXED	3.00	1975	2016	20.00	20.00	3.74	3.74
	FIXED	3.00	1976	2017	20.00	20.00	3.47	3.47
	FIXED	3.00	1976	2017	20.00	20.00	4.62	4.62
	FIXED	0.75	1979	2029	22.00	22.00	9.80	9.80
	FIXED	0.75	1972	2022	10.02	10.02	3.00	3.00

II. NG ASSUMED DEBT (REAL)						4.09	0.09	0.12

EURO					1.24	1.54	0.09	0.12

	INTEREST FREE		1987	2012	0.62	0.77	0.03	0.04
	INTEREST FREE		1987	2013	0.62	0.77	0.06	0.08

UNITED STATES DOLLAR					2.54	2.54	0.00	0.00

	FIXED	3.00	1991	2012	0.23	0.23	0.00	0.00
	FIXED	3.00	1991	2012	0.40	0.40	0.00	0.00
	FIXED	3.00	1991	2012	0.25	0.25	0.00	0.00

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of June 30, 2012

(In millions)

Currency	Interest Rate Basis	Interest Rate + Spread/ Service Charge (Per Annum)			Original Amount Contracted		Outstanding Balance As of June 30, 2012
			Year Contracted	Year of Maturity	(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED	3.50	1988	2012	1.06	1.06	0.00	0.00
	FIXED	3.50	1988	2012	0.60	0.60	0.00	0.00

III. DEBT SECURITIES						32,543.49		29,163.59

EURO					500.00	622.30	500.00	622.30

	FIXED	6.25	2006	2016	500.00	622.30	500.00	622.30

JAPANESE YEN BONDS					100,000.00	1,258.70	100,000.00	1,258.70

	FIXED	2.32	2010	2020	100,000.00	1,258.70	100,000.00	1,258.70

PHP					98,879.00	2,334.81	98,879.00	2,334.81

	FIXED	4.95	2010	2021	44,109.00	1,041.53	44,109.00	1,041.53
	FIXED	6.25	2011	2036	54,770.00	1,293.27	54,770.00	1,293.27

UNITED STATED DOLLAR					28,327.68	28,327.68	24,947.79	24,947.79

	FIXED	8.75	1996	2016	690.00	690.00	526.09	526.09
	FIXED	9.88	1999	2019	500.00	500.00	261.23	261.23
	FIXED	9.88	1999	2019	200.00	200.00	200.00	200.00
	FIXED	9.50	1999	2024	1,006.29	1,006.29	480.41	480.41
	FIXED	9.88	1999	2019	400.00	400.00	400.00	400.00
	FIXED	10.63	2000	2025	1,000.00	1,000.00	632.89	632.89
	FIXED	9.38	2002	2017	750.00	750.00	547.21	547.21
	FIXED	9.00	2002	2013	500.00	500.00	299.85	299.85
	FIXED	9.00	2003	2013	500.00	500.00	500.00	500.00
	FIXED	8.25	2003	2014	750.00	750.00	260.87	260.87
	FIXED	8.25	2003	2014	750.00	750.00	750.00	750.00
	FIXED	10.63	2003	2025	300.00	300.00	300.00	300.00
	FIXED	8.88	2004	2015	500.00	500.00	160.66	160.66
	FIXED	8.25	2004	2014	200.00	200.00	200.00	200.00
	FIXED	9.38	2004	2017	250.00	250.00	250.00	250.00
	FIXED	8.88	2004	2015	300.00	300.00	300.00	300.00
	FIXED	10.63	2004	2025	700.00	700.00	700.00	700.00
	FIXED	9.50	2005	2030	1,500.00	1,500.00	1,500.00	1,500.00
	FIXED	8.88	2005	2015	250.00	250.00	250.00	250.00
	FIXED	9.50	2005	2030	500.00	500.00	500.00	500.00
	FIXED	8.00	2005	2016	1,000.00	1,000.00	409.45	409.45
	FIXED	7.75	2006	2031	1,500.00	1,500.00	1,500.00	1,500.00
	FIXED	7.75	2006	2031	450.00	450.00	450.00	450.00
	FIXED	8.00	2006	2016	300.00	300.00	300.00	300.00
	FIXED	7.75	2006	2031	434.51	434.51	434.51	434.51
	FIXED	7.50	2006	2024	774.20	774.20	774.20	774.20
	FIXED	6.38	2007	2032	1,000.00	1,000.00	1,000.00	1,000.00
	FIXED	6.38	2008	2032	500.00	500.00	500.00	500.00
	FIXED	8.38	2009	2019	1,500.00	1,500.00	1,237.75	1,237.75
	FIXED	6.50	2009	2020	750.00	750.00	750.00	750.00
	FIXED	6.38	2009	2034	1,000.00	1,000.00	1,000.00	1,000.00
	FIXED	6.50	2010	2020	650.00	650.00	650.00	650.00
	FIXED	6.38	2010	2034	850.00	850.00	850.00	850.00
	FIXED	4.00	2010	2021	2,075.87	2,075.87	2,075.87	2,075.87
	FIXED	6.38	2010	2034	946.81	946.81	946.81	946.81
	FIXED	5.50	2011	2026	1,500.00	1,500.00	1,500.00	1,500.00
	FIXED	6.38	2011	2034	50.00	50.00	50.00	50.00
	FIXED	5.00	2012	2037	1,500.00	1,500.00	1,500.00	1,500.00

(1)	Excludes External Debt Guaranteed by the Republic.
(2)	Amounts in original currencies were translated to US Dollars using BSP reference rates on June 29, 2012.

DOMESTIC GOVERNMENT SECURITIES(1)

As of June 30, 2012

(In million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding As of June 30, 2012
TOTAL (I + II)					3,127,425.31

I. ACTUAL OBLIGATIONS					3,047,604.18

A. TREASURY BILLS					254,994.30

AUCTION	Various		2011-2012		80,426.00
CB-BOL	Floating Rate		2011-2012		174,568.30

B. BONDS				50,097.05	55,886.67

28.5 Yr FXTB				97.05	97.05

Fixed Rate	12.8400%	1996	2025	97.05	97.05

Treasury Bonds (CB-BoL)				50,000.00	50,000.00

182-Day T-Bill Rate		1993	2018	50,000.00	50,000.00

Agrarian Reform Bonds					5,789.62

91-Day T-Bill Rate					5,789.62

C. FIXED RATE T/BONDS				1,380,007.16	1,174,484.06

3 Yr FXTB				103,244.30	95,302.78

AUCTION				17,000.00	9,058.48

Fixed Rate	5.2500%	2010	2013	17,000.00	9,058.48

GOCCs				72,267.30	72,267.30

Fixed Rate	5.2500%	2010	2013	72,267.30	72,267.30

TEIs				13,977.00	13,977.00

Fixed Rate	5.2500%	2010	2013	13,977.00	13,977.00

4 Yr FXTB				9,000.00	9,000.00

ADAPS				9,000.00	9,000.00

Fixed Rate	4.8750%	2011	2015	9,000.00	9,000.00

5 Yr FXTB				56,710.40	50,219.16

AUCTION				26,268.00	19,751.66

Fixed Rate	6.6250%	2008	2013	2,243.00	235.56
Fixed Rate	4.6250%	2010	2015	8,000.00	3,951.09
Fixed Rate	4.6250%	2011	2015	7,025.00	7,025.00
Fixed Rate	6.3750%	2011	2015	9,000.00	8,540.01

GOCCs				21,719.90	21,745.00

Fixed Rate	6.6250%	2008	2013	5,054.00	5,054.00
Fixed Rate	6.3750%	2010	2015	9,122.70	9,122.70
Fixed Rate	6.3750%	2010	2015	782.80	786.90
Fixed Rate	4.6250%	2010	2015	1,775.90	1,796.90
Fixed Rate	4.6250%	2011	2015	24.00	24.00
Fixed Rate	6.3750%	2011	2015	4,960.50	4,960.50

TEIs				8,722.50	8,722.50

DOMESTIC GOVERNMENT SECURITIES(1)

As of June 30, 2012

(In million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding As of June 30, 2012
Fixed Rate	6.6250%	2008	2013	4,467.80	4,467.80
Fixed Rate	6.3750%	2010	2015	3,853.10	3,853.10
Fixed Rate	4.6250%	2011	2015	401.60	401.60

7 Yr FXTB				329,859.25	264,776.90

AUCTION				175,201.00	110,122.25

Fixed Rate	11.3750%	2005	2012	8,000.00	4,814.48
Fixed Rate	10.5000%	2005	2012	4,000.00	2,588.93
Fixed Rate	9.0000%	2006	2013	4,000.00	1,810.48
Fixed Rate	9.6250%	2006	2013	3,500.00	1,150.05
Fixed Rate	7.1250%	2006	2013	8,000.00	3,641.77
Fixed Rate	6.5000%	2007	2014	12,700.00	2,954.94
Fixed Rate	8.3750%	2008	2015	21,000.00	5,002.00
Fixed Rate	7.1250%	2008	2013	2,900.00	2,900.00
Fixed Rate	6.5000%	2010	2014	12,871.00	8,500.00
Fixed Rate	7.0000%	2010	2017	33,710.00	14,502.22
Fixed Rate	5.3750%	2010	2017	8,000.00	5,737.38
Fixed Rate	5.0000%	2011	2018	9,000.00	9,000.00
Fixed Rate	5.0000%	2011	2018	9,000.00	9,000.00
Fixed Rate	5.0000%	2011	2018	7,820.00	7,820.00
Fixed Rate	7.0000%	2012	2017	9,000.00	9,000.00
Fixed Rate	5.0000%	2012	2018	9,000.00	9,000.00
Fixed Rate	5.0000%	2012	2018	9,000.00	9,000.00
Fixed Rate	5.0000%	2012	2019	3,700.00	3,700.00

TAP				9,250.00	9,250.00

Fixed Rate	5.0000%	2012	2018	9,000.00	9,000.00
Fixed Rate	5.0000%	2012	2018	250.00	250.00

GOCCs				100,979.50	100,979.50

Fixed Rate	11.3750%	2005	2012	3,786.40	3,786.40
Fixed Rate	10.5000%	2005	2012	11.60	11.60
Fixed Rate	7.1250%	2006	2013	6,617.50	6,873.80
Fixed Rate	6.5000%	2007	2014	3,285.80	3,285.80
Fixed Rate	8.3750%	2008	2015	13,708.70	13,708.70
Fixed Rate	7.1250%	2008	2013	340.40	84.10
Fixed Rate	6.5000%	2010	2014	67.30	67.30
Fixed Rate	7.0000%	2010	2017	22,318.70	22,318.70
Fixed Rate	5.3750%	2010	2017	508.40	508.40
Fixed Rate	5.0000%	2011	2018	138.10	138.10
Fixed Rate	5.0000%	2011	2018	19,680.70	19,680.70
Fixed Rate	5.3750%	2012	2017	1,633.70	1,633.70
Fixed Rate	5.0000%	2012	2018	208.20	208.20
Fixed Rate	5.0000%	2012	2018	487.50	487.50
Fixed Rate	5.0000%	2012	2018	13,000.00	13,000.00
Fixed Rate	5.0000%	2012	2019	15,186.50	15,186.50

TEIs				44,428.75	44,425.15

Fixed Rate	11.3750%	2005	2012	4,876.90	4,876.90
Fixed Rate	10.2375%	2005	2012	708.50	708.50
Fixed Rate	10.5000%	2005	2012	228.60	228.60
Fixed Rate	9.4500%	2005	2012	35.30	35.30
Fixed Rate	9.6250%	2006	2013	284.80	284.80
Fixed Rate	6.5000%	2007	2014	626.55	626.55

DOMESTIC GOVERNMENT SECURITIES(1)

As of June 30, 2012

(In million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding As of June 30, 2012
Fixed Rate	6.5000%	2010	2014	989.40	985.80
Fixed Rate	8.3750%	2008	2015	11,725.20	11,725.20
Fixed Rate	7.0000%	2010	2017	13,118.60	13,118.60
Fixed Rate	5.3750%	2010	2017	508.90	508.90
Fixed Rate	5.0000%	2011	2018	89.00	89.00
Fixed Rate	5.3750%	2012	2017	2,063.80	2,063.80
Fixed Rate	5.0000%	2012	2018	7,191.20	7,191.20
Fixed Rate	5.0000%	2012	2019	1,982.00	1,982.00

10 Yr FXTB				432,555.20	346,928.18

AUCTION				229,216.00	154,938.44

Fixed Rate	12.1250%	2002	2012	2,000.00	1,172.45
Fixed Rate	12.7500%	2003	2013	1,689.00	481.47
Fixed Rate	11.7500%	2003	2013	4,550.00	3,024.58
Fixed Rate	11.0000%	2003	2013	3,000.00	2,121.75
Fixed Rate	12.7500%	2004	2014	4,500.00	2,659.44
Fixed Rate	12.3750%	2005	2015	12,000.00	5,479.18
Fixed Rate	10.1250%	2005	2015	4,000.00	1,669.33
Fixed Rate	9.2500%	2006	2016	8,000.00	2,884.39
Fixed Rate	7.5000%	2006	2016	2,000.00	1,215.53
Fixed Rate	7.0000%	2006	2016	3,315.00	2,332.09
Fixed Rate	6.2500%	2006	2016	6,000.00	2,597.64
Fixed Rate	7.7500%	2008	2017	4,500.00	2,943.58
Fixed Rate	7.8750%	2009	2019	30,900.00	12,109.65
Fixed Rate	7.7500%	2010	2020	22,862.00	8,478.86
Fixed Rate	6.1250%	2010	2020	8,000.00	4,389.85
Fixed Rate	6.1250%	2011	2020	5,400.00	5,400.00
Fixed Rate	5.8750%	2011	2018	25,500.00	16,716.96
Fixed Rate	5.8750%	2011	2018	9,000.00	9,000.00
Fixed Rate	5.8750%	2011	2018	9,000.00	9,000.00
Fixed Rate	6.5000%	2011	2021	9,000.00	7,261.72
Fixed Rate	6.5000%	2011	2021	9,000.00	9,000.00
Fixed Rate	6.5000%	2011	2021	9,000.00	9,000.00
Fixed Rate	5.7500%	2011	2021	9,000.00	9,000.00
Fixed Rate	5.7500%	2012	2021	9,000.00	9,000.00
Fixed Rate	5.7500%	2012	2021	9,000.00	9,000.00
Fixed Rate	5.7500%	2012	2021	9,000.00	9,000.00

TAP				999.00	999.00

Fixed Rate	7.7500%	2010	2020	179.00	179.00
Fixed Rate	6.5000%	2011	2021	820.00	820.00

GOCCs				92,280.40	88,563.89

Fixed Rate	12.7500%	2003	2013	26.10	26.10
Fixed Rate	11.7500%	2003	2013	5.30	5.30
Fixed Rate	11.0000%	2003	2013	50.30	50.30
Fixed Rate	12.3750%	2004	2014	13,783.00	10,074.69
Fixed Rate	12.7500%	2004	2014	936.90	936.90
Fixed Rate	12.3750%	2005	2015	727.90	727.90
Fixed Rate	11.8750%	2005	2015	330.40	330.40
Fixed Rate	10.1250%	2005	2015	40.10	40.10
Fixed Rate	9.2500%	2006	2016	828.30	828.30
Fixed Rate	7.5000%	2006	2016	8,528.80	8,528.80
Fixed Rate	7.7500%	2007	2017	14,770.30	14,762.10

DOMESTIC GOVERNMENT SECURITIES(1)

As of June 30, 2012

(In million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding As of June 30, 2012
Fixed Rate	7.7500%	2008	2017	8.20	8.20
Fixed Rate	8.8750%	2008	2018	5,607.70	5,607.70
Fixed Rate	7.8750%	2009	2019	17,429.30	17,429.30
Fixed Rate	7.8750%	2010	2019	107.40	107.40
Fixed Rate	7.7500%	2010	2020	6,316.60	6,316.60
Fixed Rate	6.1250%	2010	2020	4,932.90	4,932.90
Fixed Rate	6.2500%	2011	2016	236.40	236.40
Fixed Rate	5.8750%	2011	2018	190.50	190.50
Fixed Rate	5.8750%	2011	2018	331.70	331.70
Fixed Rate	7.8750%	2011	2019	628.90	628.90
Fixed Rate	6.1250%	2011	2020	26.30	26.30
Fixed Rate	6.5000%	2011	2021	10,506.40	10,506.40
Fixed Rate	5.7500%	2011	2021	5,930.70	5,930.70

TEIs				110,059.80	102,426.85

Fixed Rate	12.7500%	2003	2013	500.00	500.00
Fixed Rate	11.4750%	2003	2013	564.40	564.40
Fixed Rate	10.5750%	2003	2013	177.60	177.60
Fixed Rate	9.9000%	2003	2013	10.30	10.30
Fixed Rate	12.3750%	2004	2014	0.80	0.80
Fixed Rate	11.1375%	2004	2014	446.50	446.50
Fixed Rate	12.7500%	2004	2014	200.00	200.00
Fixed Rate	11.4750%	2004	2014	1,739.90	1,739.90
Fixed Rate	12.3750%	2005	2015	3,526.30	3,526.30
Fixed Rate	11.1375%	2005	2015	3,409.50	3,409.50
Fixed Rate	11.8750%	2005	2015	8,246.40	6,639.15
Fixed Rate	10.8750%	2005	2015	587.90	587.90
Fixed Rate	9.1125%	2005	2015	38.00	38.00
Fixed Rate	9.2500%	2006	2016	987.20	987.20
Fixed Rate	8.3250%	2006	2016	110.00	110.00
Fixed Rate	7.5000%	2006	2016	126.80	126.80
Fixed Rate	7.7500%	2007	2017	1,039.60	365.20
Fixed Rate	7.7500%	2008	2017	3,055.50	3,729.90
Fixed Rate	5.8750%	2008	2018	50.00	50.00
Fixed Rate	8.8750%	2008	2018	7,327.50	1,301.80
Fixed Rate	7.8750%	2009	2019	43,176.10	43,176.10
Fixed Rate	7.7500%	2010	2020	5,644.30	5,644.30
Fixed Rate	6.1250%	2010	2020	10,726.00	10,726.00
Fixed Rate	7.7500%	2011	2020	1,586.50	1,586.50
Fixed Rate	6.2500%	2011	2016	2,232.00	2,232.00
Fixed Rate	5.8750%	2011	2018	5,608.10	5,608.10
Fixed Rate	6.5000%	2011	2021	8,942.60	8,942.60

20 Yr FXTB				233,849.01	198,259.60

AUCTION				109,395.00	73,755.60

Fixed Rate	14.3750%	1997	2017	2,000.00	1,625.88
Fixed Rate	15.0000%	2002	2022	4,000.00	3,637.40
Fixed Rate	12.7500%	2002	2022	1,000.00	760.00
Fixed Rate	13.0000%	2003	2023	4,500.00	2,862.99
Fixed Rate	11.8750%	2003	2023	6,972.00	4,818.49
Fixed Rate	11.3750%	2003	2023	3,000.00	1,441.12
Fixed Rate	12.3750%	2004	2024	3,252.00	2,530.54
Fixed Rate	12.8750%	2004	2024	2,948.00	2,269.02
Fixed Rate	13.7500%	2004	2024	3,330.00	2,493.00

DOMESTIC GOVERNMENT SECURITIES(1)

As of June 30, 2012

(In million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding As of June 30, 2012
Fixed Rate	12.1250%	2005	2025	8,500.00	4,994.75
Fixed Rate	10.2500%	2006	2026	13,578.00	8,028.51
Fixed Rate	8.0000%	2006	2026	4,322.00	2,268.44
Fixed Rate	8.6250%	2007	2027	5,925.00	1,225.83
Fixed Rate	9.5000%	2008	2028	4,918.00	3,562.18
Fixed Rate	9.5000%	2009	2028	8,500.00	8,500.00
Fixed Rate	8.7500%	2010	2030	17,000.00	7,087.45
Fixed Rate	5.8750%	2012	2032	9,000.00	9,000.00
Fixed Rate	5.8750%	2012	2032	6,650.00	6,650.00

TAP				37,769.90	37,769.90

Fixed Rate	14.3750%	1997	2017	3,804.90	3,804.90
Fixed Rate	13.0000%	2003	2023	1,900.00	1,900.00
Fixed Rate	11.3750%	2003	2023	670.00	670.00
Fixed Rate	8.6250%	2007	2027	1,895.00	1,895.00
Fixed Rate	8.6250%	2008	2027	3,500.00	3,500.00
Fixed Rate	8.7500%	2010	2030	17,000.00	17,000.00
Fixed Rate	5.8750%	2012	2032	9,000.00	9,000.00

GOCCs				25,884.61	25,884.61

Fixed Rate	14.3750%	1997	2017	4,020.10	4,020.11
Fixed Rate	12.8400%	1998	2018	10.45	10.45
Fixed Rate	12.8400%	1999	2019	6.52	6.52
Fixed Rate	12.8400%	2000	2020	2.20	2.20
Fixed Rate	12.8400%	2001	2021	2.42	2.42
Fixed Rate	12.8400%	2002	2022	2.67	2.67
Fixed Rate	15.0000%	2002	2022	3,116.10	3,116.10
Fixed Rate	12.8400%	2003	2023	2.95	2.95
Fixed Rate	13.0000%	2003	2023	5.40	5.40
Fixed Rate	11.8750%	2003	2023	14.50	14.50
Fixed Rate	11.3750%	2003	2023	1.80	1.80
Fixed Rate	12.3750%	2004	2024	0.80	0.80
Fixed Rate	12.8750%	2004	2024	276.80	276.80
Fixed Rate	13.7500%	2004	2024	863.80	863.80
Fixed Rate	12.1250%	2005	2025	276.90	276.90
Fixed Rate	10.2500%	2006	2026	2.70	2.70
Fixed Rate	8.6250%	2007	2027	162.50	162.50
Fixed Rate	9.5000%	2008	2028	4,162.70	4,162.70
Fixed Rate	8.7500%	2010	2030	8,914.70	8,914.70
Fixed Rate	8.0000%	2011	2026	1.30	1.30
Fixed Rate	8.0000%	2011	2026	436.50	436.50
Fixed Rate	8.6250%	2011	2027	0.80	0.80
Fixed Rate	8.7500%	2011	2030	2,592.20	2,592.20
Fixed Rate	5.8750%	2012	2032	1,007.80	1,007.80

TEI				60,799.50	60,849.50

Fixed Rate	13.5000%	2002	2022	35.00	35.00
Fixed Rate	13.0000%	2003	2023	900.00	900.00
Fixed Rate	11.7000%	2003	2023	287.00	287.00
Fixed Rate	11.1375%	2004	2024	258.30	258.30
Fixed Rate	11.5875%	2004	2024	60.00	60.00
Fixed Rate	12.3750%	2004	2024	15.90	15.90
Fixed Rate	10.9125%	2005	2025	119.00	119.00
Fixed Rate	12.1250%	2005	2025	453.10	453.10
Fixed Rate	10.2500%	2006	2026	1,163.90	1,163.90

DOMESTIC GOVERNMENT SECURITIES(1)

As of June 30, 2012

(In million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding As of June 30, 2012
Fixed Rate	8.6250%	2007	2027	1,015.80	1,015.80
Fixed Rate	9.5000%	2008	2028	107.50	107.50
Fixed Rate	9.5000%	2009	2028	1,253.10	1,253.10
Fixed Rate	8.7500%	2010	2030	37,815.40	37,815.40
Fixed Rate	8.0000%	2011	2026	9,479.10	9,529.10
Fixed Rate	8.6250%	2011	2027	50.00	50.00
Fixed Rate	5.8750%	2012	2032	7,786.40	7,786.40

25 Yr FXTB				214,789.00	209,997.44

AUCTION				83,011.00	78,220.14

Fixed Rate	18.2500%	2000	2025	5,286.00	3,837.36
Fixed Rate	12.5000%	2005	2030	4,000.00	2,822.80
Fixed Rate	11.2500%	2006	2031	3,104.00	2,406.69
Fixed Rate	9.3750%	2006	2031	8,000.00	7,832.54
Fixed Rate	8.5000%	2007	2032	7,000.00	5,699.76
Fixed Rate	9.2500%	2009	2034	13,000.00	13,000.00
Fixed Rate	8.0000%	2010	2035	8,500.00	8,500.00
Fixed Rate	11.2500%	2011	2031	4,121.00	4,121.00
Fixed Rate	8.0000%	2011	2035	3,000.00	3,000.00
Fixed Rate	7.6250%	2011	2036	9,000.00	9,000.00
Fixed Rate	7.6250%	2011	2036	9,000.00	9,000.00
Fixed Rate	7.6250%	2011	2036	9,000.00	9,000.00

TAP				11,151.00	11,151.00

Fixed Rate	18.2500%	2000	2025	2,320.00	2,320.00
Fixed Rate	12.5000%	2005	2030	3,000.00	3,000.00
Fixed Rate	8.5000%	2007	2032	4,064.00	4,064.00
Fixed Rate	8.5000%	2008	2032	967.00	967.00
Fixed Rate	7.6250%	2011	2036	800.00	800.00

GOCCs				67,053.20	67,052.50

Fixed Rate	18.2500%	2000	2025	96.10	96.10
Fixed Rate	12.5000%	2005	2030	57.50	57.50
Fixed Rate	11.2500%	2006	2031	70.60	69.90
Fixed Rate	8.5000%	2007	2032	10,359.20	10,359.20
Fixed Rate	9.2500%	2009	2034	7,857.20	7,857.20
Fixed Rate	8.0000%	2010	2035	43,447.10	43,447.10
Fixed Rate	8.5000%	2011	2032	88.20	88.20
Fixed Rate	8.0000%	2011	2035	73.50	73.50
Fixed Rate	7.6250%	2011	2036	3.80	3.80
Fixed Rate	7.6250%	2011	2036	5,000.00	5,000.00

TEIs				53,573.80	53,573.80

Fixed Rate	18.2500%	2000	2025	500.00	500.00
Fixed Rate	11.2500%	2005	2030	100.20	100.20
Fixed Rate	11.2500%	2006	2031	2,855.40	2,855.40
Fixed Rate	10.1250%	2006	2031	255.00	255.00
Fixed Rate	8.5000%	2007	2032	1,040.00	1,040.00
Fixed Rate	9.2500%	2009	2034	9,984.90	9,984.90
Fixed Rate	8.0000%	2010	2035	8,991.00	8,991.00
Fixed Rate	11.2500%	2011	2031	2,088.20	2,088.20
Fixed Rate	8.5000%	2011	2032	12,348.70	12,348.70
Fixed Rate	8.5000%	2011	2032	14,522.10	14,522.10
Fixed Rate	7.6250%	2011	2036	888.30	888.30

DOMESTIC GOVERNMENT SECURITIES(1)

As of June 30, 2012

(In million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding As of June 30, 2012
D. Retail Treasury Bonds				727,417.27	615,640.45

3 Yr RTB				47,314.70	31,856.05

AUCTION				34,845.90	19,387.25

Fixed Rate	5.2500%	2009	2012	34,845.90	19,387.25

GOCCs				10,468.80	10,468.80

Fixed Rate	5.2500%	2009	2012	10,468.80	10,468.80

TEIs				2,000.00	2,000.00

Fixed Rate	5.2500%	2009	2012	2,000.00	2,000.00

5 Yr RTB				218,108.45	157,937.19

AUCTION				180,875.15	120,703.89

Fixed Rate	7.1250%	2007	2012	36,672.07	15,150.91
Fixed Rate	9.0000%	2008	2013	40,997.30	30,250.03
Fixed Rate	6.2500%	2009	2014	50,185.79	31,105.72
Fixed Rate	5.8750%	2010	2015	30,014.00	25,296.64
Fixed Rate	6.0000%	2011	2016	23,006.00	18,900.58

GOCCs				22,654.00	22,654.00

Fixed Rate	7.1250%	2007	2012	2,191.50	2,191.50
Fixed Rate	9.0000%	2008	2013	4,243.50	4,243.50
Fixed Rate	6.2500%	2009	2014	5,800.00	5,800.00
Fixed Rate	5.8750%	2010	2015	416.00	416.00
Fixed Rate	6.0000%	2011	2016	10,003.00	10,003.00

TEIs				14,579.30	14,579.30

Fixed Rate	7.1250%	2007	2012	8,518.00	8,518.00
Fixed Rate	9.0000%	2008	2013	1,261.30	1,261.30
Fixed Rate	6.2500%	2009	2014	3,500.00	3,500.00
Fixed Rate	5.8750%	2010	2015	1,300.00	1,300.00

7 Yr RTB				69,380.88	53,048.39

AUCTION				58,723.88	42,391.39

Fixed Rate	7.0000%	2009	2016	29,372.88	18,763.25
Fixed Rate	6.6250%	2010	2017	29,351.00	23,628.14

GOCCs				5,357.00	5,357.00

Fixed Rate	7.0000%	2009	2016	5,000.00	5,000.00
Fixed Rate	6.6250%	2010	2017	357.00	357.00

TEIs				5,300.00	5,300.00

Fixed Rate	7.0000%	2009	2016	1,000.00	1,000.00
Fixed Rate	6.6250%	2010	2017	4,300.00	4,300.00

10 Yr RTB				102,720.00	82,905.58

AUCTION				61,608.00	41,793.58

Fixed Rate	7.2500%	2010	2020	25,635.00	13,098.23
Fixed Rate	7.3750%	2011	2021	35,973.00	28,695.35

GOCCs				13,036.00	13,036.00

Fixed Rate	7.2500%	2010	2020	1,897.00	1,897.00
Fixed Rate	7.3750%	2011	2021	11,139.00	11,139.00

TEIs				28,076.00	28,076.00

DOMESTIC GOVERNMENT SECURITIES(1)

As of June 30, 2012

(In million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding As of June 30, 2012
Fixed Rate	7.2500%	2010	2020	4,230.00	4,230.00
Fixed Rate	7.3750%	2011	2021	23,846.00	23,846.00

10 Yr RTB2				54,953.06	54,953.06

AUCTION				22,403.06	22,403.06

Fixed Rate	5.7500%	2011	2021	22,403.06	22,403.06

GOCCs				29,050.00	29,050.00

Fixed Rate	5.7500%	2011	2021	506.60	506.60
Fixed Rate	5.7500%	2011	2021	28,543.40	28,543.40

TEIs				3,500.00	3,500.00

Fixed Rate	5.7500%	2011	2021	3,500.00	3,500.00

15 Yr RTB				99,281.43	99,281.43

AUCTION				64,284.43	64,284.43

Fixed Rate	6.2500%	2011	2026	29,053.96	29,053.96
Fixed Rate	5.3750%	2012	2027	35,230.47	35,230.47

GOCCs				28,497.00	28,497.00

Fixed Rate	6.2500%	2011	2026	90.00	90.00
Fixed Rate	6.2500%	2011	2026	24,500.00	24,500.00
Fixed Rate	5.3750%	2012	2027	3,730.00	3,730.00
Fixed Rate	5.3750%	2012	2027	177.00	177.00

TEIs				6,500.00	6,500.00

Fixed Rate	6.2500%	2011	2026	500.00	500.00
Fixed Rate	6.2500%	2011	2026	1,000.00	1,000.00
Fixed Rate	5.3750%	2012	2027	5,000.00	5,000.00

20 Yr RTB				135,658.75	135,658.75

AUCTION				129,573.75	129,573.75

Fixed Rate	5.8750%	2012	2032	129,573.75	129,573.75

GOCCs				85.00	85.00

Fixed Rate	5.8750%	2012	2032	85.00	85.00

TEIs				6,000.00	6,000.00

Fixed Rate	5.8750%	2012	2032	6,000.00	6,000.00

E. 10 Yr Special Purpose T/Bonds for CARP				7,000.00	7,000.00

AUCTION				4,000.00	4,000.00

Fixed Rate	12.2500%	2004	2014	4,000.00	4,000.00

TAP				3,000.00	3,000.00

Fixed Rate	12.2500%	2004	2014	3,000.00	3,000.00

F. ZERO COUPON BOND				10,263.20	8,131.60

7 Yr				10,263.20	8,131.60

AUCTION				8,131.60	6,000.00

	11.0000%	2005	2012	8,131.60	6,000.00

GOCCs				2,001.60	2,000.00

	11.0000%	2005	2012	2,001.60	2,000.00

TEIs				130.00	131.60

	11.1250%	2005	2012	130.00	131.60

DOMESTIC GOVERNMENT SECURITIES(1)

As of June 30, 2012

(In million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding As of June 30, 2012
G. BENCHMARK BONDS				1,045,541.84	910,573.94

5 Yr				151,710.72	107,925.53

AUCTION				97,730.92	53,945.73

Fixed Rate	6.250%	2009	2014	97,730.92	53,945.73

GOCCs				27,194.80	27,194.80

Fixed Rate	6.250%	2009	2014	27,194.80	27,194.80

TEIs				26,785.00	26,785.00

Fixed Rate	6.250%	2009	2014	26,785.00	26,785.00

7 Yr				257,913.92	213,211.58

AUCTION				155,342.82	77,119.28

Fixed Rate	8.750%	2006	2013	38,004.60	18,356.70
Fixed Rate	8.750%	2007	2013	14,904.60	12,000.00
Fixed Rate	8.750%	2008	2013	8,450.00	8,450.00
Fixed Rate	8.750%	2009	2013	8,000.00	8,000.00
Fixed Rate	7.000%	2009	2016	85,983.63	30,312.57

GOCCs				29,684.40	59,337.60

Fixed Rate	8.750%	2008	2013	17,835.00	17,838.80
Fixed Rate	7.000%	2009	2016	11,849.40	41,498.80

TEIs				72,886.70	76,754.70

Fixed Rate	8.750%	2007	2013	1,834.10	2,506.30
Fixed Rate	8.750%	2008	2013	9,893.70	8,381.40
Fixed Rate	8.750%	2009	2013	67.00	907.10
Fixed Rate	7.000%	2009	2016	61,091.90	64,959.90

10 Yr				214,070.00	167,589.64

AUCTION				83,631.65	48,574.36

Fixed Rate	9.125%	2006	2016	65,631.65	30,574.36
Fixed Rate	9.125%	2007	2016	18,000.00	18,000.00

GOCCs				2,928.50	2,928.50

Fixed Rate	9.125%	2006	2016	37.40	37.40
Fixed Rate	9.125%	2007	2016	392.10	392.10
Fixed Rate	9.125%	2008	2016	2,492.70	2,492.70
Fixed Rate	9.125%	2009	2016	6.30	6.30

TEIs				15,366.90	15,366.90

Fixed Rate	9.125%	2006	2016	47.50	47.50
Fixed Rate	9.125%	2007	2016	180.20	180.20
Fixed Rate	9.125%	2008	2016	14,940.80	14,940.80
Fixed Rate	9.125%	2009	2016	198.40	198.40

AUCTION/DEX				101,069.76	89,646.68

Fixed Rate	5.875%	2010	2020	33,452.93	22,029.85
Fixed Rate	6.375%	2011	2022	67,616.83	67,616.83

GOCCs/DEX				1,472.90	1,472.90

Fixed Rate	5.875%	2011	2020	517.60	517.60
Fixed Rate	5.875%	2011	2020	955.30	955.30

TEIs/DEX				9,600.30	9,600.30

DOMESTIC GOVERNMENT SECURITIES(1)

As of June 30, 2012

(In million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding As of June 30, 2012
Fixed Rate	5.875%	2011	2020	280.10	280.10
Fixed Rate	5.875%	2011	2020	207.00	207.00
Fixed Rate	5.875%	2011	2020	9,103.20	9,103.20
Fixed Rate	6.375%	2011	2022	10.00	10.00

20 Yr				255,837.15	255,837.15

AUCTION/DEX				255,837.15	255,837.15

Fixed Rate	8.000%	2011	2031	255,837.15	255,837.15

25 Yr				166,010.04	166,010.04

AUCTION/DEX				166,010.04	166,010.04

Fixed Rate	8.125%	2010	2035	166,010.04	166,010.04

H. MULTICURRENCY RTBs(2)					20,893.16

a. US Dollar RTBs				18,300.00	16,940.00

3 Yr				12,152.89	11,249.73

Fixed Rate	2.875%	2010	2013	12,152.89	11,249.73

5 Yr				6,147.11	5,690.27

Fixed Rate	4.125%	2010	2015	6,147.11	5,690.27

b. EURO RTBs				4,486.02	3,953.16

3 Yr				4,165.69	3,670.88

Fixed Rate	3.250%	2010	2013	4,165.69	3,670.88

5 Yr				320.33	282.28

Fixed Rate	4.125%	2010	2015	320.33	282.28

II. GUARANTEED LOANS					79,821.12

A. Land Bank Bonds					1.12

Fixed Rate	6.000%				1.12

B. NDC (Agri-Agra Bonds)				3,500.00	3,500.00

Fixed Rate	5.125%	2009	2014	3,500.00	3,500.00

C. HGC ZERO COUPON BOND				12,000.00	12,000.00

7 YR				12,000.00	12,000.00

		2006	2013	12,000.00	12,000.00

D. NFA Fixed Rate Coupon Bond				17,000.00	17,000.00

10 YR Fixed Rate	6.750%	2008	2018	8,000.00	8,000.00
10 YR Fixed Rate	6.375%	2009	2019	9,000.00	9,000.00

E. NPC ZERO COUPON BOND				11,000.00	11,000.00

7 YR				11,000.00	11,000.00

		2005	2012	11,000.00	11,000.00

F. NPC Fixed Rate COUPON BOND				6,320.00	6,320.00

10 YR				6,320.00	6,320.00

Fixed Rate	5.875%	2006	2016	6,320.00	6,320.00

DOMESTIC GOVERNMENT SECURITIES(1)

As of June 30, 2012

(In million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding As of June 30, 2012
G. PSALM Fixed Rate RTB				30,000.00	30,000.00

5 YR				11,322.00	11,322.00

Fixed Rate	6.875%	2010	2015	11,322.00	11,322.00

7 YR				18,678.00	18,678.00

Fixed Rate	7.750%	2010	2017	18,678.00	18,678.00

(1)	Excludes external securities of the Republic.
(2)	Multicurrency RTBs translated to Pesos using BSP reference rate as of June 29, 2012: 1 EUR = 1.2446, 1 USD = 42.35.
(3)	Excludes HGC guaranteed and PAG-IBIG Housing Bonds amounting to (Peso)12.0 billion.

DOMESTIC DEBT OF THE REPUBLIC OF THE PHILIPPINES (OTHER THAN SECURITIES)(1)

As of June 30, 2012

(In million Pesos)

Interest Rate Basis	Interest Rate + Spread (Per Annum)	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance As of June 30, 2012
				In Original Currency	In Philippine Peso	In Original Currency	In Philippine Peso
TOTAL					2,294	2,450	2,450

DIRECT LOANS					0	156	156

AGENCIES					0	156	156

INTEREST FREE		1953	Upon Demand			79	79
INTEREST FREE		1953	Upon Demand			48	48
INTEREST FREE		1953	Upon Demand			29	29

ASSUMED LOANS (REAL)				2,294	2,294	2,294	2,294

INTEREST FREE		1986	Upon Demand	63	63	63	63
INTEREST FREE		1986	Upon Demand	134	134	134	134
INTEREST FREE		1986	Upon Demand	120	120	120	120
INTEREST FREE		1986	Upon Demand	72	72	72	72
INTEREST FREE		1986	Upon Demand	50	50	50	50
INTEREST FREE		1986	Upon Demand	200	200	200	200
INTEREST FREE		1986	Upon Demand	1	1	1	1
INTEREST FREE		1986	Upon Demand	66	66	66	66
INTEREST FREE		1986	Upon Demand	3	3	3	3
INTEREST FREE		1986	Upon Demand	3	3	3	3
INTEREST FREE		1986	Upon Demand	4	4	4	4
INTEREST FREE		1986	Upon Demand	8	8	8	8
INTEREST FREE		1986	Upon Demand	1	1	1	1
INTEREST FREE		1986	Upon Demand	1	1	1	1
INTEREST FREE		1986	Upon Demand	9	9	9	9
INTEREST FREE		1986	Upon Demand	84	84	84	84
INTEREST FREE		1986	Upon Demand	6	6	6	6
INTEREST FREE		1986	Upon Demand	1	1	1	1
INTEREST FREE		1986	Upon Demand	261	261	261	261
INTEREST FREE		1986	Upon Demand	913	913	913	913
INTEREST FREE		1986	Upon Demand	54	54	54	54
INTEREST FREE		1986	Upon Demand	229	229	229	229
INTEREST FREE		1986	Upon Demand	6	6	6	6
INTEREST FREE		1986	Upon Demand	6	6	6	6

(1)	Excludes government securities and debt guaranteed by the Republic.

GUARANTEED DOMESTIC DEBT OF THE REPUBLIC OF THE PHILIPPINES (OTHER THAN SECURITIES)(1)

As of June 30, 2012

(In million Pesos)

Interest Rate Basis	Interest Rate + Spread (Per Annum)	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance As of June 30, 2012
				In Original Currency	In Philippine Peso	In Original Currency	In Philippine Peso
TOTAL				75,820	75,820	75,736	75,736

GFI GUARANTEE ASSUMED BY THE GOVERNMENT PER PROC. 50.				220	220	136	136

INTEREST FREE		1986	Upon Demand	7	7	7	7
INTEREST FREE		1986	Upon Demand	30	30	30	30
INTEREST FREE		1986	Upon Demand	12	12	12	12
INTEREST FREE		1986	Upon Demand	17	17	17	17
INTEREST FREE		1986	Upon Demand	35	35	15	15
INTEREST FREE		1986	Upon Demand	7	7	7	7
INTEREST FREE		1986	Upon Demand	6	6	6	6
INTEREST FREE		1986	Upon Demand	5	5	5	5
INTEREST FREE		1986	Upon Demand	3	3	3	3
INTEREST FREE		1986	Upon Demand	1	1	1	1
INTEREST FREE		1986	Upon Demand	19	19	19	19
INTEREST FREE		1986	Upon Demand	32	32	1	1
INTEREST FREE		1986	Upon Demand	32	32	5	5
INTEREST FREE		1986	Upon Demand	8	8	3	3
INTEREST FREE		1986	Upon Demand	4	4	4	4

NG DIRECT GUARANTEE ON GOCC LOANS				75,600	75,600	75,600	75,600

FLOATING RATE	3.7500%	2012	2013	1,350	1,350	1,350	1,350
FLOATING RATE	4.0000%	2011	2021	74,250	74,250	74,250	74,250

(1)	Excludes securities issued by GOCCs.

PART II

(as required by Items (11), (13) and (14) of Schedule B of the Securities Act of 1933.)

Item 11. Estimated Expenses

It is estimated that the expenses in connection with the sale of the debt securities hereunder, exclusive of compensation payable to underwriters and agents, will be as follows:

($)
SEC Registration Fee	—
FINRA Filing Fee	225,500
Printing Costs*	16,000
Legal Fees and Expenses*	100,000
Fiscal Agent Fees and Expenses*	62,500
Miscellaneous*	700,000

Total	1,104,000

*	Estimate.

Undertakings

The undersigned Registrant hereby undertakes:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by Section 10(a) (3) of the Securities Act of 1933 (the “Act”);

(ii)	to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

(2)	that, for the purpose of determining any liability under the Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities covered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424 (b) (1) or (4) or 497 (h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

Contents

This Registration Statement consists of:

1	Facing sheet.

2	Part I consisting of the Prospectus.

3	Part II consisting of pages numbered II-1 through II-5.

4	The following exhibits:

A. Fiscal Agency Agreement.[1]

B. Form of Debt Securities (attached to the form of Fiscal Agency Agreement under A above).[1]

C. Form of Warrant Agreement.[2]

D. Form of Underwriting Agreement.[3]

E. Opinion of the Secretary of the Department of Justice, the Republic of the Philippines, as to the legality of the Debt Securities.[3]

F. Opinion of Linklaters, U.S. counsel to the Republic of the Philippines, as to the legality of the Debt Securities.[3]

G. Consent of the Secretary of the Department of Justice of the Republic of the Philippines (included in Exhibit (E)).[3]

H. Consent of Linklaters (included in Exhibit (F)).[3]

I. Consent of Roberto B. Tan, National Treasurer, Republic of the Philippines (included on signature page).

J. Form of Supplement No. 1 to the Fiscal Agency Agreement (including form of Debt Securities).[4]

K. Form of Supplement No. 2 to the Fiscal Agency Agreement (including form of Registered Security).[5]

Notes:

(1)	Incorporated by reference to Registration Statement No. 333-10960.

(2)	To be filed concurrently with the applicable prospectus supplement in a post-effective amendment to this Registration Statement relating to a particular issue of debt securities or warrants.

(3)	Previously filed.

(4)	Incorporated by reference to Registration Statement No. 333-108310.

(5)	Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement No. 333-163671.

Signature of the Republic of the Philippines

Pursuant to the requirements of the Securities Act of 1933, the Republic of the Philippines has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Manila, Republic of the Philippines on the 18th day of October, 2012.

REPUBLIC OF THE PHILIPPINES

By	/s/ ROBERTO B. TAN
Roberto B. Tan[1] Treasurer of the Philippines

Note:

(1)	Consent is hereby given to use of his name in connection with the information specified in this Registration Statement or amendment thereto to have been supplied by him and stated on his authority.

Signature of Authorized Representative of the Republic of the Philippines

Pursuant to the Securities Act of 1933, the undersigned, a duly authorized representative of the Republic of the Philippines in the United States, has signed this Registration Statement or amendment thereto in The City of New York, New York on the 18th day of October, 2012.

REPUBLIC OF THE PHILIPPINES

By	/s/ MARIO LOPEZ DE LEON, JR.
Name: Mario Lopez de Leon, Jr. Title: Consul General

Exhibit Index

Exhibit	Description

A.	Fiscal Agency Agreement.[1]

B.	Form of Debt Securities (attached to the form of Fiscal Agency Agreement under A above).[1]

C.	Form of Warrant Agreement.[2]

D.	Form of Underwriting Agreement.[3]

E.	Opinion of the Secretary of the Department of Justice, the Republic of the Philippines, as to the legality of the Debt Securities.[3]

F.	Opinion of Linklaters, U.S. counsel to the Republic of the Philippines, as to the legality of the Debt Securities.[3]

G.	Consent of the Secretary of the Department of Justice of the Republic of the Philippines (included in Exhibit (E)).[3]

H.	Consent of Linklaters (included in Exhibit (F)).[3]

I.	Consent of Roberto B. Tan, National Treasurer, Republic of the Philippines (included on signature page).

J.	Form of Supplement No. 1 to the Fiscal Agency Agreement (including form of Debt Securities).[4]

K.	Form of Supplement No. 2 to the Fiscal Agency Agreement (including form of Registered Security).[5]

Notes:

(1)	Incorporated by reference to Registration Statement No. 333-10960.

(2)	To be filed concurrently with the applicable prospectus supplement in a post-effective amendment to this Registration Statement relating to a particular issue of debt securities or warrants.

(3)	Previously filed.

(4)	Incorporated by reference to Registration Statement No. 333-108310.

(5)	Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement No. 333-163671.